Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 4Q18 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri Exhibit 99.1 Management Discussion & Analysis and Complete Financial Statements 4Q18 Itaú Unibanco Holding S.A. www.itau.com.br/investor-relations facebook.com/itauunibancori @itauunibanco_ri

Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements Management Discussion & Analysis Management Discussion & Analysis and Complete Financial Statements

(This page was intentionally left blank) Itaú Unibanco Holding S.A. 04 (This page was intentionally left blank) Itaú Unibanco Holding S.A. 04

Management Discussion & Analysis | Executive Summary

Itaú

Managerial Income Statement

We present below the financial indicators of Itaú Unibanco at the end of the period.

	In R$ millions (except where indicated), end of period	4Q18	3Q18	4Q17	2018	2017
Results	Recurring Net Income	6,478	6,454	6,280	25,733	24,879
	Operating Revenues (1)	28,471	27,899	27,839	111,817	109,291
	Managerial Financial Margin (2)	17,382	17,408	16,941	69,084	68,510
Performance	Recurring Return on Average Equity – Annualized (3)	21.8%	21.3%	21.9%	21.9%	21.8%
	Recurring Return on Average Assets – Annualized (4)	1.6%	1.6%	1.7%	1.6%	1.7%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.9%	2.9%	3.1%	2.9%	3.1%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	3.5%	3.5%	3.7%	3.5%	3.7%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.3%	1.5%	1.4%	1.5%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	221%	235%	245%	221%	245%
	Efficiency Ratio (IE) (6)	48.7%	48.8%	49.2%	47.6%	46.4%
	Risk-Adjusted Efficiency Ratio (RAER) (6)	61.7%	61.3%	65.7%	61.2%	64.2%
Shares	Recurring Net Income per Share (R$) (7, 8)	0.67	0.66	0.64		
	Net Income per Share (R$) (7, 8)	0.64	0.64	0.60		
	Number of Outstanding Shares at the end of period – in millions (8)	9,721	9,714	9,697		
	Book Value per Share (R$) (8)	13.55	12.87	13.09		
	Dividends and Interest on Own Capital net of Taxes (9)	14,865	2,259	6,119		
	Market Capitalization (10)	341,968	284,295	275,523		
	Market Capitalization (10) (US$ million)	88,254	71,004	83,290		
Balance Sheet	Total Assets	1,649,613	1,613,162	1,503,503		
	Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	636,934	636,428	600,089		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	687,356	696,938	663,748		
	Loan Portfolio/Funding (11)	77.5%	76.1%	74.4%		
	Stockholders' Equity	131,757	125,035	126,924		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)	18.0%	16.9%	18.8%		
	Tier I Capital - BIS III (12)	15.9%	14.8%	15.3%		
	Common Equity Tier I - BIS III (12)	14.9%	13.8%	14.7%		
	Liquidity Coverage Ratio (LCR)	171.7%	170.9%	190.2%		
	Net Stable Funding Ratio (NSFR) (13)	127.7%	-	-		
Other	Assets Under Administration	1,131,239	1,093,487	969,858		
	Total Number of Employees	100,335	100,756	99,332		
	Brazil	86,801	87,070	85,537		
	Abroad	13,534	13,686	13,795		
	Branches and CSBs – Client Service Branches	4,940	4,917	4,981		
	ATM – Automated Teller Machines (14)	48,476	47,887	46,965		

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Considers the 50% stock split occurred in November 2018. For comparison the number of shares in 3Q18 and 4Q17 was recalculated and prior to the split the amounts were 6,476 million and 6,465 million, respectively; (9) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (11) As detailed on the Balance section; (12) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital; (13) We began to disclose the NSFR in 4Q18. For further details, please refer to Risk and Capital Management section; (14) Includes ESBs (electronic service branches) and service points at third parties' locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A. 05

Management Discussion & Analysis | Executive Summary

Net Income and Recurring Net Income

Non-Recurring Events Net of Tax Effects

In R$ millions	4Q18	3Q18	4Q17	2018	2017
Net Income	6,206	6,247	5,821	24,977	23,965
(-) Non-Recurring Events	(272)	(207)	(459)	(755)	(914)
Goodwill Amortization	(171)	(206)	(135)	(673)	(508)
└ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate					
Liability Adequacy Test	(85)	-	145	(56)	164
└ Adjustment of technical provisions as a result of the liability adequacy test					
Impairment	(18)	(1)	(7)	(112)	(152)
└ Adjustment to reflect the realization value of certain assets mainly related to technology					
Contingencies Provision	-	-	0	97	(101)
└ Provisions for tax and social security lawsuits and losses from economic plans in effect in Brazil during the 1980's and early 1990's					
Tax Contingencies and Legal Liabilities	1	-	(184)	(4)	(225)
└ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes					
Integration of Citibank	-	-	(277)	(9)	(277)
└ Provision expenses for Citibank integration					
IRB	-	-	-	-	155
└ Disposal of IRB shares					
Other	1	-	-	1	31
Recurring Net Income	6,478	6,454	6,280	25,733	24,879

Managerial Income Statement

In this report, besides the adjustment of non-recurring events, we apply managerial criteria to present our income statement. In relation to the accounting statement, these criteria affect the breakdown of our income statement but not the net income. Among the managerial adjustments, we highlight the tax effects of the hedge of investments abroad - originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, which are reclassified to the financial margin. These reclassifications enable us to carry out business analyses from the management point of view and are shown in the table on the following page (Accounting and Managerial Statements Reconciliation) of this report.

In relation to the hedge of investments abroad, our strategy for foreign exchange risk management is aimed at mitigating, through financial instruments, the effects of foreign exchange variations and includes the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

	(4Q18/3Q18)	(4Q18/4Q17)		(4Q18/3Q18)	(4Q18/4Q17)
U.S. dollar R$3.8748	- 3.2%	+ 17.1%	Chilean peso R$0.005591	- 8.3%	+ 3.9%
Argentinian peso R$0.1029	+ 4.4%	- 41.4%	Uruguayan peso R$0.1199	- 1.1%	+ 4.4%
Colombian peso R$0.0012	- 11.8%	+ 7.7%	Paraguayan Guarani R$0.0006506	- 4.3%	+ 9.8%

Itaú Unibanco Holding S.A. 06

Management Discussion & Analysis | Executive Summary

Itaú

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Financial Statements Reconciliation | 4th quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**28,763**	**127**	**(878)**	**459**	**28,471**
Managerial Financial Margin	16,129	(24)	(878)	2,155	17,382
Financial Margin with Clients	14,234	(24)	-	2,023	16,233
Financial Margin with the Market	1,895	-	(878)	132	1,149
Commissions and Fees	10,040	-	-	(848)	9,192
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,077	163	-	658	1,897
Other Operating Income	932	(11)	-	(921)	-
Equity in Earnings of Affiliates and Other Investments	345	-	-	(345)	-
Non-operating Income	240	-	-	(240)	-
Cost of Credit	**(2,241)**	**-**	**-**	**(1,174)**	**(3,415)**
Provision for Loan Losses	(3,251)	-	-	(544)	(3,796)
Impairment	-	-	-	(269)	(269)
Discounts Granted	-	-	-	(312)	(312)
Recovery of Loans Written Off as Losses	1,010	-	-	(49)	961
Retained Claims	**(294)**	**-**	**-**	**-**	**(294)**
Other Operating Expenses	**(15,813)**	**300**	**116**	**710**	**(14,687)**
Non-interest Expenses	(13,943)	333	-	818	(12,793)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,856)	(33)	116	(108)	(1,881)
Insurance Selling Expenses	(14)	-	-	-	(14)
Income before Tax and Profit Sharing	**10,414**	**427**	**(762)**	**(5)**	**10,075**
Income Tax and Social Contribution	**(3,993)**	**(48)**	**762**	**(73)**	**(3,352)**
Profit Sharing Management Members - Statutory	**(77)**	**-**	**-**	**77**	**-**
Minority Interests	**(138)**	**(107)**	**-**	**-**	**(245)**
Net Income	**6,206**	**272**	**-**	**-**	**6,478**

Accounting and Managerial Financial Statements Reconciliation | 3rd quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	**27,268**	**-**	**1,416**	**(786)**	**27,899**
Managerial Financial Margin	15,944	-	1,416	47	17,408
Financial Margin with Clients	16,104	-	-	47	16,152
Financial Margin with the Market	(160)	-	1,416	-	1,257
Commissions and Fees	9,520	-	-	(887)	8,632
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,171	-	-	687	1,858
Other Operating Income	461	-	-	(461)	-
Equity in Earnings of Affiliates and Other Investments	184	-	-	(184)	-
Non-operating Income	(12)	-	-	12	-
Cost of Credit	**(2,284)**	**-**	**-**	**(979)**	**(3,263)**
Provision for Loan Losses	(3,704)	-	-	(200)	(3,904)
Impairment	-	-	-	(89)	(89)
Discounts Granted	-	-	-	(285)	(285)
Recovery of Loans Written Off as Losses	1,421	-	-	(406)	1,015
Retained Claims	**(320)**	**-**	**-**	**-**	**(320)**
Other Operating Expenses	**(16,239)**	**368**	**(129)**	**1,713**	**(14,286)**
Non-interest Expenses	(14,745)	368	-	1,731	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,475)	-	(129)	(18)	(1,622)
Insurance Selling Expenses	(18)	-	-	-	(18)
Income before Tax and Profit Sharing	**8,426**	**368**	**1,288**	**(51)**	**10,031**
Income Tax and Social Contribution	**(2,067)**	**(41)**	**(1,288)**	**(25)**	**(3,422)**
Profit Sharing Management Members - Statutory	**(76)**	**-**	**-**	**76**	**-**
Minority Interests	**(35)**	**(120)**	**-**	**-**	**(155)**
Net Income	**6,247**	**207**	**-**	**-**	**6,454**

Itaú Unibanco Holding S.A.

07

Executive Summary Management Discussion & Analysis th 4 quarter of 2018 Income Statement Operating Revenues Perspective The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded. D'D'D' In R$ millions 4Q18 3Q18 4Q17 2018 2017 Operating Revenues 28,471 27,899 2.1% 27,839 2.3% 111, 817 109,291 2.3% Managerial Financial Margin 17, 382 1 7,408 -0.2% 16,941 2.6% 69,084 6 8,510 0.8% Financial Margin with Clients 16,233 1 6,152 0.5% 15,503 4.7% 63,599 6 2,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1 ,437 -20.1% 5,486 6,287 -12.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 3 3,014 6.3% Result from Insurance, Pension Plan and Premium Bonds 1,897 1,858 2.1% 2,123 -10.6% 7,653 7,767 -1.5% Operations Before Retained Claims and Selling Expenses Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Retained Claims (294) (320) -8.1% (373) -21.3% (1,228) (1,275) -3.7% Other Operating Expenses (14,687) (14,286) 2.8% (14,353) 2.3% (56,289) (53,770) 4.7% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Insurance Selling Expenses (14) (18) -25.5% (39) -65.4% (68) (236) -71.2% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 - (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% Managerial Financial Margin Perspective This perspective presents the income related to ﬁnancial operations net of cost of credit. In R$ millions 4Q18 3Q18 4QD' 17 D' 2018 2017 D' Managerial Financial Margin 17,382 17,408 -0.2% 16,941 2.6% 69,084 68,510 0.8% Financial Margin with Clients 16,233 1 6,152 0.5% 15,503 4.7% 63,599 6 2,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1,437 -20.1% 5,486 6,287 -12.7% Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Net Result from Financial Operations 13,967 14,145 -1.3% 12,684 10.1% 55,018 50,508 8.9% Other Operating Income/(Expenses) (3,891) (4,115) -5.4% (3,829) 1.6% (14,784) (14,263) 3.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 3 3,014 6.3% Result from Insurance, Pension Plan and Premium Bonds Operations 1,590 1,521 4.6% 1,711 -7.1% 6,357 6,256 1.6% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 - (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% Itaú Unibanco Holding S.A. 08 Executive Summary Management Discussion & Analysis th 4 quarter of 2018 Income Statement Operating Revenues Perspective The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded. D'D'D' In R$ millions 4Q18 3Q18 4Q17 2018 2017 Operating Revenues 28,471 27,899 2.1% 27,839 2.3% 111, 817 109,291 2.3% Managerial Financial Margin 17, 382 1 7,408 -0.2% 16,941 2.6% 69,084 6 8,510 0.8% Financial Margin with Clients 16,233 1 6,152 0.5% 15,503 4.7% 63,599 6 2,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1 ,437 -20.1% 5,486 6,287 -12.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 3 3,014 6.3% Result from Insurance, Pension Plan and Premium Bonds 1,897 1,858 2.1% 2,123 -10.6% 7,653 7,767 -1.5% Operations Before Retained Claims and Selling Expenses Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Retained Claims (294) (320) -8.1% (373) -21.3% (1,228) (1,275) -3.7% Other Operating Expenses (14,687) (14,286) 2.8% (14,353) 2.3% (56,289) (53,770) 4.7% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Insurance Selling Expenses (14) (18) -25.5% (39) -65.4% (68) (236) -71.2% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 - (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% Managerial Financial Margin Perspective This perspective presents the income related to ﬁnancial operations net of cost of credit. In R$ millions 4Q18 3Q18 4QD' 17 D' 2018 2017 D' Managerial Financial Margin 17,382 17,408 -0.2% 16,941 2.6% 69,084 68,510 0.8% Financial Margin with Clients 16,233 1 6,152 0.5% 15,503 4.7% 63,599 6 2,223 2.2% Financial Margin with the Market 1,149 1,257 -8.5% 1,437 -20.1% 5,486 6,287 -12.7% Cost of Credit (3,415) (3,263) 4.7% (4,257) -19.8% (14,066) (18,002) -21.9% Provision for Loan Losses (3,796) (3,904) -2.8% (4,483) -15.3% (16,082) (19,105) -15.8% Impairment (269) (89) 203.5% (282) -4.8% (546) (1,094) -50.1% Discounts Granted (312) (285) 9.6% (336) -7.2% (1,154) (1,106) 4.3% Recovery of Loans Written Off as Losses 961 1,015 -5.3% 844 13.9% 3,716 3,303 12.5% Net Result from Financial Operations 13,967 14,145 -1.3% 12,684 10.1% 55,018 50,508 8.9% Other Operating Income/(Expenses) (3,891) (4,115) -5.4% (3,829) 1.6% (14,784) (14,263) 3.7% Commissions and Fees 9,192 8,632 6.5% 8,775 4.8% 35,079 3 3,014 6.3% Result from Insurance, Pension Plan and Premium Bonds Operations 1,590 1,521 4.6% 1,711 -7.1% 6,357 6,256 1.6% Non-interest Expenses (12,793) (12,646) 1.2% (12,675) 0.9% (49,376) (47,045) 5.0% Tax Expenses for ISS, PIS, Cofins and Other Taxes (1,881) (1,622) 15.9% (1,639) 14.7% (6,845) (6,489) 5.5% Income before Tax and Minority Interests 10,075 10,031 0.4% 8,855 13.8% 40,234 36,245 11.0% Income Tax and Social Contribution (3,352) (3,422) -2.0% (2,666) 25.7% (13,731) (11,294) 21.6% Minority Interests in Subsidiaries (245) (155) 58.2% 92 - (769) (71) 977.4% Recurring Net Income 6,478 6,454 0.4% 6,280 3.1% 25,733 24,879 3.4% Itaú Unibanco Holding S.A. 08

Management Discussion & Analysis | Executive Summary

Results

Recurring **Net Income**

R$6.5 billion in 4Q18


R$ millions
+ 0.4%
+3.1%
+ 3.4%
6,280
6,454
6,478
24,879
25,733
4Q17
3Q18
4Q18
2017
2018

Income Before Tax and Minority Interests

R$10.1 billion in 4Q18


R$ millions
+ 0.4%
+ 13.8%
+ 11.0%
8,855
10,031
10,075
36,245
40,234
4Q17
3Q18
4Q18
2017
2018

Performance:

Recurring net income for the fourth quarter of 2018 was R$6.5 billion, a 0.4% increase from the previous quarter and a return on average equity of 21.8%. The main highlight was the 6.5% growth in commission and fees related to the incomes from investment banking, asset management and credit cards. The growth of individuals and very small, small and middle-market companies portfolios was 5.7% and 4.9%, respectively, boosted the financial margin with clients. These effects were partially compensated by the seasonal increase in non-interest expenses and by the increase in cost of credit related to the impairment for private securities in the Wholesale Bank in Brazil.

We had an 11.0% increase in income before taxes and minority interests in 2018. This increase was enabled by the lower cost of credit related to the improvement in credit risk from clients of the Wholesale Bank in Brazil. Another highlight was the growth in commission and fees driven by the increase in our individuals account holders base and by higher asset management fees. Both were partially offset by the growth in non-interest expenses. This growth in expenses was related to the integration of the retail operations from Citibank and to the increase in expenses in Latin America (ex-Brazil) due to the impact of the foreign exchange variation. This performance was negatively impacted by the recognition of deferred tax assets at a rate of 40%, which temporarily increased our effective tax rate. The combination of these factors resulted in recurring net income of R$25.7 billion, a 3.4% increase in 2018. Lastly our credit portfolio grew 6.1% in the year also boosted by the growth of individuals and very small, small and middle-market portfolios.

Events in the quarter

10th anniversary of the merger between Itaú and Unibanco

On November 3, 2018 we celebrated the tenth anniversary of the merger between Itaú and Unibanco. This merger is to date the largest transaction of its kind in Brazil's history.

Today Itaú Unibanco market capitalization is more than R$340 billion, three times more than the two institutions put together. In the last decade we reached an unparalleled level of excellence and recognition in the market, going through good times and facing other more challenging ones, but always maintaining our results and our ethics.

The World is going through Big challenges mainly driven by the technological and cultural transformations. We decided to face these challenges based on the "Changing League" goal. This challenge aims at making up the group of the best companies in customer satisfaction.

We are confident in our ability to reach the bold goals that we have proposed to ourselves and underline our confidence in the Brazilian market.

Share Buyback

In 2018, we acquired 19.7 million non-voting shares at the average price of R$25.93 per share, totaling R$510 million.

Dividends and Interest on Own Capital

R$ 22.4 billion

Paid, provisioned and reserved in Stockholder's Equity in 2018.


49.3%
4.3%
45.0%
83.0%
12.4%
70.6%
89.2%
2.0%
87.2%
2016
2017
2018
Payout
Shares Buyback

We remunerate our stockholders by monthly and complementary payments of dividends and interest on own capital. In 2018, we paid and provisioned R$6.0 billion and reserved R$16.4 billion in stockholder's equity, of dividends and interest on own capital, net of taxes, totaling R$22.4 billion.

Itaú Unibanco Holding S.A.
09

Management Discussion & Analysis | Executive Summary

Highlights in 4Q18

Financial Margin with Clients

R$16.2 billion


R$ millions
+ 0.5%
+ 4.7%
+ 2.2%
15,503
16,152
16,233
62,223
63,599
4Q17
3Q18
4Q18
2017
2018

Financial margin with clients remained relatively stable in the quarter. The positive impacts of the increase in the average asset portfolio and in the higher liabilities margin were offset by the decrease in the average spread of the loan portfolio.

In 2018, the better mix of products more than offset the negative effects of the decrease in interbank deposit rate and the reduction in spreads. The increase in Latin America financial margin with clients is also a highlight.

Further details on page 16

Cost of Credit

R$3.4 billion


R$ millions
+ 4.7%
- 19.8%
- 21.9%
4,257
336
282
3,639
3,263
285
89
2,889
3,415
312
269
2,834
18,002
1,106
1,094
15,801
14,066
1,154
546
12,366
4Q17
3Q18
4Q18
2017
2018
Discounts Granted
Impairment
Provision for Loan Losses Net of Recovery of Loans
Cost of Credit

The 4.7% increase in our cost of credit in the quarter is related to the increase of R$174 million in the impairment charges on corporate securities of the Wholesale Banking in Brazil. Income from recovery of loans written off as losses also decreased. These negative variations were partially offset by the decrease in provision for loan losses, especially in Latin America.

In 2018, the cost of credit decreased R$3,936 million, which is related to the improvement in credit risk from clients of the Wholesale Banking in Brazil.

Further details on pages 18-19

Commissions, Fees and Result from Insurance [1]

R$10.8 billion


R$ millions
+ 6.2%
+ 2.8%
+ 5.5%
10,486
8,775
1,711
10,153
8,632
1,521
10,782
9,192
1,590
39,271
33,014
6,256
41,436
35,079
6,357
4Q17
3Q18
4Q18
2017
2018
Commissions and Fees
Result from Insurance¹

Commissions, fees and result from insurance increased 6.2% in the quarter. This increase is related to higher income from advisory services and brokerage, credit and debit cards and fund management.

In 2018 commissions, fees and result from insurance operations increased 5.5%. We highlight the increases in: (i) fund management fees, driven by the increase in revenues from performance fees and higher volume of assets managed, (ii) current account services, due to the increase in the number of current account holders in the period and (iii) advisory services and brokerage due to higher capital markets activity.

Further details on pages 23-28

Non-Interest Expenses

R$12.8 billion


+ 1.2 %
+ 0.9 %
+ 5.0 %
3.4%
12,675
3.2%
12,646
3.1%
12,793
3.2%
47,045
3.0%
49,376
4Q17
3Q18
4Q18
2017
2018
Non-Interest Expenses (R$ million)
Non-Interest Expenses / Average Assets (Annualized)

The increase of 1.2% in non-interest expenses in the quarter was driven by higher personnel expenses, impacted by the collective labor agreement and higher administrative expenses, driven by the increase in third-party services and data processing and telecommunications.

In 2018 non-interest expenses increased 5.0%. Nevertheless, non-interest expenses in Brazil (ex-Citibank) increased 0.7% in the year, below inflation for the period.

Further details on pages 29-30

Return on Equity

21.8 %


23.5%
23.7%
22.6%
22.4%
22.7%
21.9%
22.2%
21.6%
21.3%
21.8%
4Q17
1Q18
2Q18
3Q18
4Q18
Annualized Recurring Return on Average Equity (quarterly) - Consolidated
Annualized Recurring Return on Average Equity (quarterly) - Brazil

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)


46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
4Q17
1Q18
2Q18
3Q18
4Q18
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)

Further details on page 30

[1] Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.
10

Management Discussion & Analysis | Executive Summary

Highlights in 4Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

The increase in the loan portfolios for very small, small and middle-market companies and for individuals, both in the fourth quarter and in the year, was driven by higher credit demand from our clients.

The 4.2% decrease in the corporate loan portfolio in the quarter was due to the low demand for long-term credit, which migrated to the capital markets, in addition to the impact of the foreign exchange rate variation in the period.

In R$ billions, end of period	4Q18	3Q18	Δ	4Q17	Δ
Individuals	**211.3**	**200.0**	**5.7%**	**191.5**	**10.3%**
Credit Card Loans	77.5	68.7	12.8%	66.9	15.7%
Personal Loans	29.2	28.9	1.2%	26.4	10.9%
Payroll Loans [1]	46.7	46.0	1.6%	44.4	5.0%
Vehicle Loans	15.9	15.2	4.4%	14.1	12.9%
Mortgage Loans	42.0	41.2	2.0%	39.7	5.8%
Very Small, Small and Middle Market Loans [2]	**70.8**	**67.5**	**4.9%**	**61.9**	**14.4%**
Individuals + Very Small, Small and Middle Market Loans	**282.1**	**267.5**	**5.5%**	**253.4**	**11.3%**
Companies	**191.6**	**196.3**	**-2.4%**	**201.1**	**-4.7%**
Corporate Loans	153.3	159.9	-4.2%	165.1	-7.1%
Corporate Securities [3]	38.3	36.3	5.6%	36.0	6.5%
Total Brazil with Financial Guarantees Provided and Corporate	**473.8**	**463.7**	**2.2%**	**454.5**	**4.2%**
Latin America	**163.2**	**172.7**	**-5.5%**	**145.6**	**12.0%**
Argentina	10.3	9.8	5.2%	8.2	25.5%
Chile	106.4	113.3	-6.1%	96.7	10.1%
Colombia	27.6	30.8	-10.4%	25.8	6.7%
Paraguay	8.3	8.2	1.5%	6.3	30.9%
Panama	1.1	1.3	-14.8%	0.8	41.2%
Uruguay	9.4	9.3	1.6%	7.8	21.1%
Total with Financial Guarantees Provided and Corporate Securities	**636.9**	**636.4**	**0.1%**	**600.1**	**6.1%**
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	**636.9**	**621.5**	**2.5%**	**614.9**	**3.6%**

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and Latin American currencies). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client's size. Further details on pages 32 and 33.

NPL Ratio (%) | over 90 days

2.9% **stable** vs. third quarter of 2018; **- 20 bps** vs. fourth quarter of 2017


3.4
3.9
4.2
3.7
3.7
3.4
3.5
3.5
2.9
3.2
3.4
3.1
3.1
2.8
2.9
2.9
1.1
1.1
1.2
1.5
1.6
1.5
1.3
1.4
Dec-14
Dec-15
Dec-16
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Brazil[1]
Latin America[2]

NPL 90 ratio remained stable in the quarter. In Brazil, the delinquency rates of large companies increased driven by the rollover of loans that were 15 to 90 days overdue in the previous quarter that migrated to loans 90 days overdue. These operations had already been adequately provisioned. For the individuals and very small, small and middle-market companies portfolios we reached the lowest NPL levels since the merger between Itaú and Unibanco, a reduction of 10 bps and 20 bps respectively.
In Latin America the increase was mainly driven by the individuals portfolio in Chile.

Further details on pages 20-22

Coverage Ratio | 90 days

221% **- 1,400 bps** vs. third quarter of 2018; **- 2,400 bps** vs. fourth quarter of 2017


245%
236%
248%
235%
221%
100%
96%
95%
92%
90%
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Total (Expanded[3])

The decrease in the coverage ratio in the quarter was related to the Wholesale Banking in Brazil, driven by the lower requirement of additional allowance in the segment.

Further details on pages 20-22

NPL Ratio (%) | 15 to 90 days

2.3% **- 30 bps** vs. third quarter of 2018; **- 40 bps** vs. fourth quarter of 2017


2.6
2.8
2.6
2.9
3.1
2.8
3.1
2.5
2.6
2.7
2.7
2.7
2.6
2.6
2.3
2.3
2.7
2.5
2.4
2.3
2.3
1.7
1.5
Dec-14
Dec-15
Dec-16
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Brazil[1]
Latin America[2]

NPL 15-90 ratio decreased from the previous quarter, both for Brazil and Latin America operations, and reached the lowest level since the merger between Itaú and Unibanco. All Latin America units presented a decrease in this ratio.

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Further details on pages 20-22

[1] Includes units abroad ex-Latin America. [2] Excludes Brazil. [3] Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A. 11

Management Discussion & Analysis | Executive Summary

Itaú

2018 Forecast

The results for 2018 compared to our previously disclosed forecast for 2018 are presented below:

	Consolidated		Brazil [1]	
	Delivered	Expected	Delivered	Expected
Total Credit Portfolio[2]	6.1%	4.0% – 7.0%	4.2%	4.0% – 7.0%
Financial Margin with Clients	2.2%	-0.5% – 3.0%	-0.2%	-1.0% – 2.5%
Financial Margin with the Market	R$5.5 bn	R$4.3 bn – R$5.3 bn	R$4.0 bn	R$3.3 bn – R$4.3 bn
Cost of Credit[3]	R$14.1 bn	R$12.0 bn – R$16.0 bn	R$12.3 bn	R$10.5 bn – R$14.5 bn
Commissions and Fees and Results from Insurance Operations[4]	5.5%	5.5% – 8.5%	5.1%	6.5% – 9.5%
Non-Interest Expenses	5.0%	0.5% – 3.5%	3.3%	0.5% – 3.5%
Effective Tax Rate	34.1%	33.5% – 35.5%	34.7%	34.0% – 36.0%

2019 Forecast

We present below our 2019 forecast:

	Consolidated		Brazil [1]	
	Expected		Expected	
Total Credit Portfolio[2]	8.0%	11.0%	8.0%	11.0%
Financial Margin with Clients	9.5%	12.5%	9.5%	12.5%
Financial Margin with the Market	R$4.6 bn	R$5.6 bn	R$3.6 bn	R$4.6 bn
Cost of Credit[3]	R$14.5 bn	R$17.5 bn	R$12.5 bn	R$15.5 bn
Commissions and Fees and Results from Insurance Operations[4]	3.0%	6.0%	3.0%	6.0%
Non-Interest Expenses	5.0%	8.0%	5.5%	8.5%
Effective Tax Rate	31.0%	33.0%	32.0%	34.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A. 12

Management Discussion & Analysis | Executive Summary

Sustainability

Integration of environmental, social and governance aspects into business

Financial institutions act as intermediaries of the global economy and, therefore, we play a significant role in the transformation of society. We understand that integrating ESG aspects into our business, in addition to mitigating risks, is vital to foster social and economic development in locations where our services are offered.

Analysis methodology for ESG evaluation



Water, energy and materials
Biodiversity and land use
Waste, effluents, emissions
Climate change
ENVIRONMENTAL DIMENSIONS
ISSUER
Employee relations
Supplier relations
Community relations
Customer relations
SOCIAL DIMENSIONS
High relevance
Long term
Short term
Low relevance
OPERATIONAL
Productivity
Costs
Expenses
Capex
REPUTATIONAL
Revenues
Costs of capital
MARKET
Premium price
News markets
LEGAL/REGULATORY
Fines and penalties
Capex
Interrupted business

Credit

The management of environmental and social risks in credit aims at identifying, measuring, mitigating and monitoring risks associated to social and environmental aspects in our business.

Investments

The methodology developed by Itaú Asset Management in the valuation of companies considers the integration of socio-environmental variables in the traditional valuation models, through analysis of their impact on cash flow and cost of capital. The objective is to adjust the target price for the papers listed on the stock exchange and to identify in advance the events that can create or reduce value.

We analyze 99% of the companies listed on B3, and the ones that make up the IBrX-100 index and the Corporate Sustainability Index (ISE) of B3. 90% out of the corporate fixed-rate securities are also covered by the methodology.

Insurance

The management of environmental and social risk in Insurance operations aims to integrate sustainability initiatives into the business, identify possible risks and opportunities and give guidelines to business, taking into account the guidelines of the Sustainability Principles for Insurance (PSI), of which we have been signatories since 2002.

Itaú Woman Entrepreneurs

In order to support the growth of women-led companies, we developed services to be offered to banking and non-banking clients, customized through the Itaú Women Entrepreneurs program.

The Itaú Women Entrepreneurs Program (local acronym IME) was created in 2013 as a result of a partnership with the International Finance Corporation (IFC), the World Bank and the Interamerican Development Bank (IDB) with purpose of understanding the motivations, the reality and the barriers faced by women entrepreneurs and also offering management, inspiration and networking tools for the growth of their companies, seeking to develop a more inclusive economy.

In 2014, the Itaú Women Entrepreneurs pilot began with 1,500 banking clients, whose history of relationship with the bank was closely followed up. By October 2018, the program had more than 20,000 participants.

Data from 2013 to 2017:

24%	Opened an account
76%	Already had an open account

Woman entrepreneurs profile:

- The average age is 43 years;
- Average contracted credit: R$2,714.29;
- 70% have their own residence;
- About 40% with formal business;
- 59% have commercial points.

Compared to women who do not participate in the Itaú Women Entrepreneurs, those who participate contracted more products, such as investments (130% higher), banking services (2% higher) and insurance (55% higher), and presented 5% lower delinquency rates.

Exclusive solutions for our clients

We offer in-person and online solutions to train, inspire and connect women entrepreneurs. Training so that women can improve management techniques and leverage their companies' results; inspiration so they can envisage paths of success; and connection so they can expand networking, favoring partnerships and business among women.

- Workshops
- Acceleration
- Forums
- Network
- Toolkit

Solutions open to public

Click here to know more

- Website (imulherempreendedora.com.br)
- E-learning

Itaú Unibanco Holding S.A. 13

Management Discussion & Analysis | Executive Summary

Digital Transformation

The technology behind the experience
We reinforce our strategy to spearhead the search for groundbreaking solutions in order to sort out real-world problems with the adoption of technologies. Our focus is making people's lives easier by bringing more convenience, agility and safety to the products and services we provide.

Use of Digital Channels[1]

Individuals

Number of current account holders (in millions)


8.6
9.6
11.1
Dec-16
Dec-17
Dec-18

Companies

Number of current account holders (in millions)


1.0
1.1
1.1
Dec-16
Dec-17
Dec-18

New Accounts

Individuals accounts (in thousands)


952
1,037
1,007
1,108
1,073
61
91
127
165
225
4Q17
1Q18
2Q18
3Q18
4Q18
Abreconta App
Brick and Mortar Branches

[1] Internet, mobile and SMS in the Retail Bank.

Share on the Retail Operating Revenues


2016
2018
23%
77%
31%
69%

	Efficiency Ratio 2018
Digital Branches	26%
Brick-and-Mortar Branches	71%

Share of Transactions

through digital channels

	2016	2018
Credit	16%	19%
Investments	31%	41%
Payments	61%	76%

*Note: Share of digital channels in the total volume (R$) of transactions in the Retail Bank segment.

Recent **Initiatives**

Center of Excellence in Digital Analytics

Intensive use of digital data to offer customized experiences to clients

In 2017, we created the Center of Excellence in Digital Analytics, aimed at capturing and democratizing the use of digital data across the bank, speeding up the spread of Data Driven culture in the operations management and in the contact with our clients.

This project has generated important advances in digital operations, such as: prioritization of technological development for the most relevant browsers, greater use of the new versions of Itaú´s apps due to timely communications to clients and use of geolocation to open accounts in a faster, safer and more precise way. In the Abreconta app, there was an increase of about 800 accounts per month due to the use of these new tools.

These cases helped us to be the only Brazilian bank to win the **Banking Technology Awards 2018**, in the **"Best Use of Data"** category.

Personal Financial Management

Solution that enables clients to understand their financial behavior and to plan the realization of dreams

In November 2018, we launched the Personal Financial Management (PFM) service, available on our mobile application, aimed at helping clients to plan their financial life.

This new service allows our clients to track their accounts transactions by categories (for example: food, services, transportation, etc.) and brings graphs that show the main movements per day and month.

The advantages of this tool are convenience and security because the app automatically displays organized information and the clients do not need to enter data manually nor do they have to share passwords or information about their financial life with third parties.

- Since the launch, **95.4%** of users have evaluated it as useful;
- More than **3.3** million accesses to PFM in December 2018.

Itaú Unibanco Holding S.A.
14

Income Statement and Balance Sheet Analysis Management Discussion & Analysis and   Complete Financial Statements Income Statement and Balance Sheet Analysis Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Income Statement Analysis

Managerial Financial Margin

Highlights

- Financial margin with clients remained relatively stable in the quarter. The positive impacts of the increase in the average asset portfolio and in the higher liabilities margin were offset by the decrease in the average spread of the loan portfolio.
- The risk-adjusted financial margin with clients rate decreased by 10 basis points due to the increase of the cost of credit.
- Reduction in the financial margin with the market was driven by lower gains in asset and liability management in the quarter.

Managerial Financial Margin

Financial Margin with Clients
R$16,233 million
▲ + 0.5% (4Q18/3Q18)
▲ + 4.7% (4Q18/4Q17)

Financial Margin with the Market
R$1,149 million
▼ - 8.5% (4Q18/3Q18)
▼ - 20.1% (4Q18/4Q17)


R$ millions
16,941
1,437
15,503
4Q17
16,999
1,738
15,261
1Q18
17,295
1,342
15,953
2Q18
17,408
1,257
16,152
3Q18
17,382
1,149
16,233
4Q18
Financial Margin with Clients
Financial Margin with the Market

Financial Margin with Clients

Financial margin with clients comprises our spread-sensitive operations, working capital and others. Spread-sensitive operations are: (i) the assets margin, that is the difference between the amount received in loan operations and corporate securities and the cost of money charged by treasury banking and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. Working capital margin is the interest on working capital at the Selic interest rate.

Change in the Financial Margin with Clients Breakdown


R$ millions
Brazil
16,152
22
(24)
(6)
73
16
16,233
3Q18
Mix of products(1)
Average Asset Portfolio, Asset Spreads and Liabilities Margin(2)
Structured operations from the wholesale segment
Working Capital and others
Latin America Financial Margin with Clients
4Q18
1
2
3
4

(1) Change in the composition of assets with credit risk between periods. (2) Considers credit and private securities portfolio net of more than 60 days overdue balance and balances do not include the effects of foreign exchange rate variations and spreads variation of assets with credit risk between periods.

1 **Mix of products (+ R$22 million):** the increase in portfolios for individuals and very small, small and middle-market companies contributed to a higher share of products of these segments in the total financial margin with clients. The higher share of these products with higher spread gave rise to an increase in the margin with clients.

2 **Average asset portfolio, assets spreads and liabilities margin (- R$24 million):** spread reduction in products, such as working capital, personal loans and payroll loans, was partially offset by the 0.8% growth in the average portfolio and the higher liabilities margin.

3 **Working capital and other (+ R$73 million):** associated with the increased average working capital balance.

4 **Financial margin with clients in Latin America (+ R$16 million):** gains from the sale of the student loan portfolio were partially offset by lower revenues in working capital and other.

Itaú Unibanco Holding S.A.

16

Management Discussion & Anal            ysis       Income Statement Analysis  Annualized average rate of ﬁnancial margin with clients Consolidated  Brazil  12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 12.6% 10.3% 10.3% 10.1% 9.9% 9.9% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 10.9% 9.0% 8.9% 9.2% 8.9% 8.2% 7.6% 7.7% 7.6% 7.4% 7.4% 7.5% 7.3% 7.1% 6.7% 6.7% 6.4% 6.4% 6.4%   1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial margin with clients Risk-adjusted ﬁnancial margin with clients CDI (annualized quaterly rate) 4Q18 3Q18 (1)  (1)  Average Financial Average Rate Average Financial Average Rate In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 681,522 16,233 9.8% 676,946 16,152 9.8% Financial Margin with Clients Spread-Sensitive Operations 573,767 14,367 10.3% 581,017 14,323 10.1% Working Capital and Other 107,755 1,866 7.0% 95,928 1,829 7.7% Cost of Credit (3,415) (3,263) Risk-Adjusted Financial Margin with Clients 681,522 12,817 7.6% 676,946 12,889 7.7% (1) Average daily balance. Spread-Sensitive Working Capital and Financial Margin with Risk-Adjusted Financial Operations: Other: Clients: Margin with Clients:  + 20 bps  ‐ 70 bps     0 bps  ‐ 10 bps    · negative eﬀect from two · decrease in the risk- · the increase in the spreads · the rate remained stable in the adjusted rate, driven fewer business days in the quarter because the positive of operations in Latin by higher cost of fourth quarter in impact of Latin America (ex- America (ex-Brazil), due to credit in the quarter. comparison with the Brazil) on spread-sensitive the sale of the student loan previous quarter. operations was oﬀset by the portfolio, exceeded the eﬀect of the spread lower working capital and other rate. reduction in Brazil.  Financial Margin with the Market Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. 5,000 2,500 R$ millions 4,500 1,808 1,782 4,000 1,750 2,000 1,711 1,572 1,539 3,500 1,469 1,444 1,371 3,000 1,500 2,500 1,993 1,868 1,738 2,000 1,000 1,623 1,437 1,359 1,342 1,257 1,500 1,149 1,806 1,691 1,431 1,322 663 1,000 500 1,113 1,207 885 992 486 500 457 301 307 186 247 264 177 231 - - 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 (3) (2) Brazil Latin America 1-year moving average (2) (3) Includes units abroad ex-Latin America. Excludes Brazil. Financial margin with the market decreased 8.5% in the quarter. This reduction was due to lower gains from asset and liability management in the quarter and was not offset by the higher gains in Latin America (ex-Brazil) and from the sale of B3 shares. Itaú Unibanco Holding S.A. 17 Management Discussion & Anal ysis Income Statement Analysis Annualized average rate of ﬁnancial margin with clients Consolidated Brazil 12.7% 12.6% 12.3% 12.2% 12.1% 12.0% 12.0% 11.8% 12.6% 10.3% 10.3% 10.1% 9.9% 9.9% 9.9% 9.8% 9.8% 9.6% 9.5% 9.2% 9.2% 10.9% 9.0% 8.9% 9.2% 8.9% 8.2% 7.6% 7.7% 7.6% 7.4% 7.4% 7.5% 7.3% 7.1% 6.7% 6.7% 6.4% 6.4% 6.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Financial margin with clients Risk-adjusted ﬁnancial margin with clients CDI (annualized quaterly rate) 4Q18 3Q18 (1) (1) Average Financial Average Rate Average Financial Average Rate In R$ millions, end of period Balance Margin (p.a.) Balance Margin (p.a.) 681,522 16,233 9.8% 676,946 16,152 9.8% Financial Margin with Clients Spread-Sensitive Operations 573,767 14,367 10.3% 581,017 14,323 10.1% Working Capital and Other 107,755 1,866 7.0% 95,928 1,829 7.7% Cost of Credit (3,415) (3,263) Risk-Adjusted Financial Margin with Clients 681,522 12,817 7.6% 676,946 12,889 7.7% (1) Average daily balance. Spread-Sensitive Working Capital and Financial Margin with Risk-Adjusted Financial Operations: Other: Clients: Margin with Clients: + 20 bps ‐ 70 bps 0 bps ‐ 10 bps · negative eﬀect from two · decrease in the risk- · the increase in the spreads · the rate remained stable in the adjusted rate, driven fewer business days in the quarter because the positive of operations in Latin by higher cost of fourth quarter in impact of Latin America (ex- America (ex-Brazil), due to credit in the quarter. comparison with the Brazil) on spread-sensitive the sale of the student loan previous quarter. operations was oﬀset by the portfolio, exceeded the eﬀect of the spread lower working capital and other rate. reduction in Brazil. Financial Margin with the Market Financial margin with the market includes (i) treasury banking, that manages mismatches of assets and liabilities (ALM - Asset and Liability Management), terms, and interest, foreign exchange and other rates and (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite. 5,000 2,500 R$ millions 4,500 1,808 1,782 4,000 1,750 2,000 1,711 1,572 1,539 3,500 1,469 1,444 1,371 3,000 1,500 2,500 1,993 1,868 1,738 2,000 1,000 1,623 1,437 1,359 1,342 1,257 1,500 1,149 1,806 1,691 1,431 1,322 663 1,000 500 1,113 1,207 885 992 486 500 457 301 307 186 247 264 177 231 - - 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 (3) (2) Brazil Latin America 1-year moving average (2) (3) Includes units abroad ex-Latin America. Excludes Brazil. Financial margin with the market decreased 8.5% in the quarter. This reduction was due to lower gains from asset and liability management in the quarter and was not offset by the higher gains in Latin America (ex-Brazil) and from the sale of B3 shares. Itaú Unibanco Holding S.A. 17

Management Discussion & Analysis | Income Statement Analysis
Itaú

Cost of Credit

Highlights

- Decrease of 2.8% in provision for loan losses in the quarter. In spite of this reduction, cost of credit was up 4.7% driven by higher impairment charges on corporate securities of the Wholesale Banking in Brazil.
- In 2018 cost of credit decreased R$3,936 million, mainly driven by lower provision for loan losses and by the decrease in impairment charges on corporate securities of the Wholesale Banking in Brazil.

In R$ millions	4Q18	3Q18	Δ	4Q17	Δ	2018	2017	Δ
Provision for Loan Losses	(3,796)	(3,904)	-2.8%	(4,483)	-15.3%	(16,082)	(19,105)	-15.8%
Recovery of Loans Written Off as Losses	961	1,015	-5.3%	844	13.9%	3,716	3,303	12.5%
Result from Loan Losses	**(2,835)**	**(2,889)**	**-1.9%**	**(3,639)**	**-22.1%**	**(12,366)**	**(15,801)**	**-21.7%**
Impairment	(269)	(89)	203.5%	(282)	-4.8%	(546)	(1,094)	-50.1%
Discounts Granted	(312)	(285)	9.6%	(336)	-7.2%	(1,154)	(1,106)	4.3%
Cost of Credit	**(3,415)**	**(3,263)**	**4.7%**	**(4,257)**	**-19.8%**	**(14,066)**	**(18,002)**	**-21.9%**

Compared to the previous quarter, the increased cost of credit was driven by the increase of R$174 million in the impairment charges on corporate securities of the Wholesale Banking in Brazil. This increase was partially offset by the lower provision for loan losses in the amount of R$108 million mainly in Latin America. In addition, income from recovery of loans written off as losses decreased R$55 million also concentrated in Latin America.

In 2018, cost of credit reduced mainly due to the R$2,900 million decrease in provision for loan losses in the Wholesale Banking in Brazil, driven by the improved credit risk from clients of the segment. Additionally, impairment charges on corporate securities in the Wholesale Banking segment in Brazil decreased by R$548 million and income from recovery of loans written off as losses increased by R$413 million, both in Latin America and in the Wholesale Banking in Brazil.

The ratio of cost of credit over total risk remained stable in 2.1%. This ratio is close to the lowest level since 2014.

Cost of Credit


R$ millions
4.2%
3.6%
3.0%
2.7%
2.9%
2.5%
2.4%
2.1%
2.1%
6,352
5,281
4,474
3,990
4,257
3,788
3,601
3,263
3,415
1,255
293
444
254
105
223
262
336
282
284
187
273
1
285
89
312
269
4,819
4,543
4,115
3,505
3,639
3,316
3,326
2,889
2,835
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Discounts Granted
Impairment
Result from Loan Losses
Cost of Credit
Cost of Credit / Total Risk (*) – Annualized (%)

(*) Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment


R$ millions
4.7
4.5
4.1
3.6
3.7
3.3
3.4
3.0
2.9
5,823
5,392
4,948
4,282
4,483
4,111
4,271
3,904
3,796
757
1,070
432
1,410
598
619
514
532
701
248
554
393
621
168
514
423
3,996
3,550
3,732
3,236
3,534
3,165
3,482
3,688
3,726
-298
-354
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Latin America ex-Brazil
Wholesale Banking - Brazil
Retail Banking - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average balance of the loan portfolio, considering the last two quarters.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale Banking.

- **Wholesale Banking - Brazil:** a reversal of R$354 million in the quarter, mainly driven by the lower requirement for provision of this segment clients.

- **Retail Banking - Brazil:** the growth of the loan portfolio led to the natural increase in provision for loan losses in the quarter, partially offset by the better mix of products and clients.

Recovery of Loan Written off as Losses


R$ millions
1,004
849
834
777
844
795
945
1,015
961
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18

The reduction of R$55 million was mainly due to the operations in Latin America.

In the fourth quarter of 2018, we sold R$383 million in portfolios that had already been written off as losses. This operation had positive impacts of R$55 million on recovery of loans written off as losses and of R$30 million on recurring net income.

Itaú Unibanco Holding S.A. 18

Management Discussion & Analysis Income Statement Analysis Allowance for Loan Losses and for Financial Guarantees Loan Portfolio by Risk Level Provided There was a reduction of 3.5% in the allowance for loan losses and for Brazil1 Consolidated ﬁnancial guarantees provided compared to the September 2018. This Total Allowance for Loan Losses (R$ million) reduction was driven by the lower requirement of additional 32,919 30,475 29,541 37,309 35,496 34,261 allowance in the Wholesale Banking in Brazil. There was also a reduction in the allowance for loan losses in Latin America due to the foreign exchange variation in the period. Loan Portfolio by Risk Level 37,640 37,309 37,431 37,417 36,630 36,661 36,118 35,496 34,261 43.1% 43.0% 43.0% 44.0% 42.9% 44.5% 8,971 8,161 8,810 7,958 10,440 8,745 7,586 7,065 6,375 1,950 1,269 1,870 1,884 1,863 1,810 1,136 1,927 22,559 23,260 22,555 22,112 22,476 24,093 23,798 23,530 22,566 35.2% 34.9% 33.6% 37.2% 38.2% 36.7% 4,285 4,611 4,604 4,273 3,194 3,392 3,940 2,899 3,000 8.7% 9.1% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 5.0% 10.2% 4.9% 5.5% 4.1% 4.0% 4.0% 4.0% 4.8% 4.0% Complementary Allowance - expected loss model (R$ million) 10.7% 9.9% 9.2% 9.2% 8.4% 8.0% Allowance for Financial Guarantees Provided (R$ million) Dec-17 Sep-18 Dec-18 Dec-17 Sep-18 Dec-18 Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million) Allowance for Loan Losses - Latin America² (R$ million) AA A B C D-H (*) We present below the total allowance allocation by type of risk: Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision. Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations. Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for ﬁnancial guarantees provided. R$ millions Regulatory (*) Allocation of Total Allowance by Type of Risk - Consolidated Breakdown 34,261 37,309 35,496 Expected and/or Complementary 34,261 Retail - Brazil1 6,375 6,284 Allowance Potential Loss Related to expected loss in Allowance for Wholesale -Brazil1 4,973 Retail segment and 1,136 Potential3 Financial potential loss in Wholesale Guarantees 16,853 Latin America2 2,270 Provided 14,919 segment 13,527 Renegotiations (non-overdue / aggravated) Generic Renegotiation and 11,837 Allowance Retail - Brazil1 965 3,930 4,894 overdue loans Related to aggravated risk Wholesale -Brazil1 381 3,915 4,296 rating of overdue and Aggravated renegotiated operations Latin America2 353 855 1,208 10,025 10,399 10,418 Overdue operations Fully Provisioned according to the Brazilian Retail - Brazil1 2,486 5,533 Specific 8,018 Central Bank 14,913 Allowance Related to minimum Overdue Wholesale -Brazil1 372 703 1,075 provision required for 10,431 10,335 10,160 overdue operations Latin America2 1,241 468 774 according to CMN Resolution 2,682/1999 Dec-18 Dec-17 Sep-18 Dec-18 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,136 million in December 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 19 Management Discussion & Analysis Income Statement Analysis Allowance for Loan Losses and for Financial Guarantees Loan Portfolio by Risk Level Provided There was a reduction of 3.5% in the allowance for loan losses and for Brazil1 Consolidated ﬁnancial guarantees provided compared to the September 2018. This Total Allowance for Loan Losses (R$ million) reduction was driven by the lower requirement of additional 32,919 30,475 29,541 37,309 35,496 34,261 allowance in the Wholesale Banking in Brazil. There was also a reduction in the allowance for loan losses in Latin America due to the foreign exchange variation in the period. Loan Portfolio by Risk Level 37,640 37,309 37,431 37,417 36,630 36,661 36,118 35,496 34,261 43.1% 43.0% 43.0% 44.0% 42.9% 44.5% 8,971 8,161 8,810 7,958 10,440 8,745 7,586 7,065 6,375 1,950 1,269 1,870 1,884 1,863 1,810 1,136 1,927 22,559 23,260 22,555 22,112 22,476 24,093 23,798 23,530 22,566 35.2% 34.9% 33.6% 37.2% 38.2% 36.7% 4,285 4,611 4,604 4,273 3,194 3,392 3,940 2,899 3,000 8.7% 9.1% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 5.0% 10.2% 4.9% 5.5% 4.1% 4.0% 4.0% 4.0% 4.8% 4.0% Complementary Allowance - expected loss model (R$ million) 10.7% 9.9% 9.2% 9.2% 8.4% 8.0% Allowance for Financial Guarantees Provided (R$ million) Dec-17 Sep-18 Dec-18 Dec-17 Sep-18 Dec-18 Allowance for Loan Losses Specific + Generic - Brazil¹ (R$ million) Allowance for Loan Losses - Latin America² (R$ million) AA A B C D-H (*) We present below the total allowance allocation by type of risk: Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision. Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations. Potential Risk: Allowances for expected losses related to Retail Banking operations and allowances for potential losses related to Wholesale Banking operations, which includes allowance for ﬁnancial guarantees provided. R$ millions Regulatory (*) Allocation of Total Allowance by Type of Risk - Consolidated Breakdown 34,261 37,309 35,496 Expected and/or Complementary 34,261 Retail - Brazil1 6,375 6,284 Allowance Potential Loss Related to expected loss in Allowance for Wholesale -Brazil1 4,973 Retail segment and 1,136 Potential3 Financial potential loss in Wholesale Guarantees 16,853 Latin America2 2,270 Provided 14,919 segment 13,527 Renegotiations (non-overdue / aggravated) Generic Renegotiation and 11,837 Allowance Retail - Brazil1 965 3,930 4,894 overdue loans Related to aggravated risk Wholesale -Brazil1 381 3,915 4,296 rating of overdue and Aggravated renegotiated operations Latin America2 353 855 1,208 10,025 10,399 10,418 Overdue operations Fully Provisioned according to the Brazilian Retail - Brazil1 2,486 5,533 Specific 8,018 Central Bank 14,913 Allowance Related to minimum Overdue Wholesale -Brazil1 372 703 1,075 provision required for 10,431 10,335 10,160 overdue operations Latin America2 1,241 468 774 according to CMN Resolution 2,682/1999 Dec-18 Dec-17 Sep-18 Dec-18 ¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the allowance for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the allowance for financial guarantees provided, which totaled R$1,136 million in December 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16. Itaú Unibanco Holding S.A. 19

Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · Nonperforming loans 90 days overdue ratio (NPL 90) remained stable in the quarter. The increases in the NPL 90 in the corporate segment and in Latin America NPL 90 were oﬀset by new reductions in ratios for very small, small and middle-market companies and for individuals. · Nonperforming loans between 15 to 90 days overdue ratio (NPL 15 - 90) decreased in the quarter. The highlights were the decreases of 80 bps in Latin America, 30 bps for individuals and 10 bps for very small, small and middle-market companies. Nonperforming Loans Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume Individuals Corporate SMEs R$ billions 0.2 -0.2 4.5 4.4 16.9 3.4 -0.1 -0.2 3.2 16.3 1.7 0.1 1.5 0.1 15.6 15.5 15.4 15.2 15.1 15.3 14.9 14.6 14.7 13.4 13.8 13.0 13.2 13.3 13.1 12.3 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ · Individuals: decreased in the quarter driven by the increase in the · Nonperforming loans - 90 days - Total: the 1.7% increase from loan portfolio, reaching the lowest level since the merger between the same period of the previous year was mainly driven by the Itaú and Unibanco. rollover of loans of the corporate segment that were 15 to 90 days · Very small, small and middle-market companies: decreased for th overdue in the previous quarter, which had already been adequately the 9 consecutive quarter, reaching the lowest level since the provisioned. merger between Itaú and Unibanco, due to the better quality of recent vintages. NPL Ratio (%) | over 90 days · Corporate: increased from the previous quarter, driven by the rollover of loans overdue between 15 and 90 days that were 4.8 4.5 adequately provisioned. 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.5 3.5 3.4 3.4 3.3 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.1 NPL Ratio (%) | 15 to 90 days 3.2 3.1 2.9 3.0 2.8 2.9 3.0 2.9 2.8 1.6 1.5 1.5 1.3 1.4 1.2 1.3 1.4 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 3.6 3.3 3.3 3.2 3.2 3.2 3.1 3.1 3.0 3.0 3.1 2.9 2.8 2.9 2.8 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 2.6 2.6 3.2 3.1 2.3 3.0 3.0 2.9 2.9 2.7 2.8 2.8 Total Brazil¹ Latin America² 2.7 2.6 2.7 2.7 2.5 2.6 2.7 2.7 2.7 2.3 2.5 2.6 2.5 2.1 2.1 2.4 2.3 2.3 1.9 1.8 1.8 1.7 1.5 1.5 * Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume 1 2 Total Brazil Latin America Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 3.5 3. -0.15 0.1 2.9 2.9 Total Brazil¹ Latin America² 0.1 -0.0 1.3 -0.0 0.1 1.4 * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca. Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume 1 2 Total Brazil Latin America · Consolidated: the ratio remained stable in the quarter and decreased compared to the same period of the previous year due to -0.9 3.1 2.6 -0.2 -0.0 2.3 2.4 2.3 0.0 -0.1 2.3 0.1 the lower delinquency rates in Brazil. · Brazil1: the ratio remained stable in the quarter, with an increase in Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 delinquency rates in the corporate segment, which was oﬀset by the Portfolio Portfolio Portfolio decrease for individuals and very small, small and middle-market companies. · Consolidated: the ratio decreased from the previous quarter both · Latin America2: increased in the quarter, mainly driven by the Chile in Brazil and in Latin America, reaching the lowest level since the operation for individuals. merger between Itaú and Unibanco. · Brazil1: decreased from the previous quarter. The increase in the NPL Ratio - Brazil1 (%) | over 90 days ratio for the corporate segment was more than oﬀset by the decreases for individuals and very small, small and middle-market 6.3 6.0 5.8 6.0 5.8 companies, reaching the lowest level since the merger between Itaú 5.6 5.4 5.2 5.1 4.9 4.9 4.8 4.9 5.9 5.7 4.6 4.5 4.4 and Unibanco. 4.5 5.6 5.6 5.3 5.1 4.9 4.7 4.5 · Latin America2: decreased in the quarter in all units, both for 4.3 4.2 4.2 4.1 4.0 3.7 3.4 3.2 individuals and companies. 2.8 1.8 1.8 1.7 1.6 1.3 1.6 1.5 1.5 1.5 1.1 0.9 1.1 1.2 1.0 1.0 1.0 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Individuals Corporate Very Small, Small and Middle Market Companies Itaú Unibanco Holding S.A. 20 Management Discussion & Analysis Income Statement Analysis Credit Quality Highlights · Nonperforming loans 90 days overdue ratio (NPL 90) remained stable in the quarter. The increases in the NPL 90 in the corporate segment and in Latin America NPL 90 were oﬀset by new reductions in ratios for very small, small and middle-market companies and for individuals. · Nonperforming loans between 15 to 90 days overdue ratio (NPL 15 - 90) decreased in the quarter. The highlights were the decreases of 80 bps in Latin America, 30 bps for individuals and 10 bps for very small, small and middle-market companies. Nonperforming Loans Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume Individuals Corporate SMEs R$ billions 0.2 -0.2 4.5 4.4 16.9 3.4 -0.1 -0.2 3.2 16.3 1.7 0.1 1.5 0.1 15.6 15.5 15.4 15.2 15.1 15.3 14.9 14.6 14.7 13.4 13.8 13.0 13.2 13.3 13.1 12.3 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Nonperforming Loans over 90 days - Total Nonperforming Loans over 90 days - Brazil¹ · Individuals: decreased in the quarter driven by the increase in the · Nonperforming loans - 90 days - Total: the 1.7% increase from loan portfolio, reaching the lowest level since the merger between the same period of the previous year was mainly driven by the Itaú and Unibanco. rollover of loans of the corporate segment that were 15 to 90 days · Very small, small and middle-market companies: decreased for th overdue in the previous quarter, which had already been adequately the 9 consecutive quarter, reaching the lowest level since the provisioned. merger between Itaú and Unibanco, due to the better quality of recent vintages. NPL Ratio (%) | over 90 days · Corporate: increased from the previous quarter, driven by the rollover of loans overdue between 15 and 90 days that were 4.8 4.5 adequately provisioned. 4.4 4.2 4.2 3.9 3.9 3.8 3.8 3.7 3.7 3.6 3.5 3.5 3.4 3.4 3.3 3.9 3.6 3.5 3.4 3.4 3.2 3.2 3.1 NPL Ratio (%) | 15 to 90 days 3.2 3.1 2.9 3.0 2.8 2.9 3.0 2.9 2.8 1.6 1.5 1.5 1.3 1.4 1.2 1.3 1.4 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 3.6 3.3 3.3 3.2 3.2 3.2 3.1 3.1 3.0 3.0 3.1 2.9 2.8 2.9 2.8 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 2.6 2.6 3.2 3.1 2.3 3.0 3.0 2.9 2.9 2.7 2.8 2.8 Total Brazil¹ Latin America² 2.7 2.6 2.7 2.7 2.5 2.6 2.7 2.7 2.7 2.3 2.5 2.6 2.5 2.1 2.1 2.4 2.3 2.3 1.9 1.8 1.8 1.7 1.5 1.5 * Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume 1 2 Total Brazil Latin America Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 3.5 3. -0.15 0.1 2.9 2.9 Total Brazil¹ Latin America² 0.1 -0.0 1.3 -0.0 0.1 1.4 * Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca. Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume 1 2 Total Brazil Latin America · Consolidated: the ratio remained stable in the quarter and decreased compared to the same period of the previous year due to -0.9 3.1 2.6 -0.2 -0.0 2.3 2.4 2.3 0.0 -0.1 2.3 0.1 the lower delinquency rates in Brazil. · Brazil1: the ratio remained stable in the quarter, with an increase in Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 delinquency rates in the corporate segment, which was oﬀset by the Portfolio Portfolio Portfolio decrease for individuals and very small, small and middle-market companies. · Consolidated: the ratio decreased from the previous quarter both · Latin America2: increased in the quarter, mainly driven by the Chile in Brazil and in Latin America, reaching the lowest level since the operation for individuals. merger between Itaú and Unibanco. · Brazil1: decreased from the previous quarter. The increase in the NPL Ratio - Brazil1 (%) | over 90 days ratio for the corporate segment was more than oﬀset by the decreases for individuals and very small, small and middle-market 6.3 6.0 5.8 6.0 5.8 companies, reaching the lowest level since the merger between Itaú 5.6 5.4 5.2 5.1 4.9 4.9 4.8 4.9 5.9 5.7 4.6 4.5 4.4 and Unibanco. 4.5 5.6 5.6 5.3 5.1 4.9 4.7 4.5 · Latin America2: decreased in the quarter in all units, both for 4.3 4.2 4.2 4.1 4.0 3.7 3.4 3.2 individuals and companies. 2.8 1.8 1.8 1.7 1.6 1.3 1.6 1.5 1.5 1.5 1.1 0.9 1.1 1.2 1.0 1.0 1.0 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 ¹ Includes units abroad ex-Latin America.² Excludes Brazil. Individuals Corporate Very Small, Small and Middle Market Companies Itaú Unibanco Holding S.A. 20

Management Discussion & Analysis Income Statement Analysis NPL Ratio - Brazil1 (%) | 15 to 90 days Loan Portfolio Write-Off R$ millions 7,579 4.3 4.2 4.2 4.2 4.3 4.2 5,458 5,361 3.9 4.0 3.8 3.7 4,726 4,714 4,776 3.6 3.5 4,412 4,422 3.5 3.5 4,064 4.2 4.2 3.3 3.2 1.5% 2.9 3.9 1.1% 1.1% 3.7 1.0% 0.9% 1.0% 0.9% 3.8 0.8% 0.8% 3.6 3.6 3.4 3.5 2.3 2.5 2.4 2.3 3.1 2.0 3.0 1.9 2.8 1.8 1.7 1.5 1.4 1.5 1.2 0.9 1.0 1.0 1.8 1.7 0.8 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 0.7 1.5 1.0 0.8 Write-Off Write-Off / Loan Portfolio (*) Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 (*) Loan portfolio average balance for the previous two quarters. Individuals Very Small, Small and Middle Market Companies Corporate Loan portfolio write-oﬀs decreased 8.1% from the previous quarter, mainly in Latin America. The ratio of written-oﬀ operations to the Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume average balance of loan portfolio remains consistent with the last Individuals Corporate SMEs quarters. 3.2 -0.1 -0.2 2.9 0.5 0.1 1.5 1.8 -0.0 -0.1 1.7 1.0 NPL Creation R$ millions Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio (i) 5,304 4,928 5,042 4,968 4,426 4,381 4,442 4,375 rd · Individuals: decreased for the 3 consecutive quarter, with 3,790 3,791 3,804 reductions in all portfolios, reaching the lowest level since the merger 3,619 3,499 3,535 3,456 3,474 3,312 3,191 (i) 953 1,149 1,038 760 669 between Itaú and Unibanco. 530 547 387 546 754 702 · Very small, small and middle-market companies: decreased for 502 517 395 235 231 318 -256 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 the 5th consecutive quarter, reaching the lowest level since the Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil merger between Itaú and Unibanco, due to the better quality of (i) Excluding the exposure of a corporate cliente, the Total NPL Creation would have been recent vintages.   R$4,471 million and the Wholesale Banking in Brazil NPL Creation would have been · Corporate: increased from the previous quarter, mainly driven by a R$578 million. speciﬁc client that became overdue. Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter. Coverage Ratio | 90 days · Consolidated: decrease from the previous quarter, driven by the large increase in overdue operations in the Wholesale Banking portfolio in Brazil in the previous quarter. (i) 246% 245% 248% 243% 236% 235% 231% 222% 221% NPL Creation Coverage 104% 104% 101% 100% 100% 96% 95% 92% 90% 263% 230% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 133% 130% 114% 148% 154% 141% 99% 108% 128% 104% 113% Total Total (Expanded) 82% 98% 107% 110% 100% 109% 112% 97% 85% 79% 952% 932% 105% 908% 102% 98% 89% 102% 79% 100% -29% 86% 48% -53% 34% -66% (i) 715% 639% 618% 562% 553% 517% 253% 247% 249% 245% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 241% 235% 231% 231% 243% 220% 221% 241% 219% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 235% 231% 204% 221% 221% Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter. 169% 169% 168% 169% 165% 166% 166% 164% 162% In the fourth quarter of 2018, total NPL Creation coverage reached Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 85%, driven by the decrease in NPL Creation in the quarter. It is worth Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that (i) Excluding the exposure of a corporate client, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. have not incurred losses yet. · Consolidated: coverage ratio decreased mainly in the Wholesale · Retail Banking - Brazil: the NPL Creation coverage level reached Banking in Brazil driven by the lower requirement of complementary 108%, in line with the historical levels. allowance for clients in the segment. Additionally, loans 15 to 90 days · Wholesale Banking - Brazil: decrease in the NPL Creation coverage overdue that had already been adequately provisioned were also ratio, due to the reversal of provision in the segment. rolled over. ¹ Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 21 Management Discussion & Analysis Income Statement Analysis NPL Ratio - Brazil1 (%) | 15 to 90 days Loan Portfolio Write-Off R$ millions 7,579 4.3 4.2 4.2 4.2 4.3 4.2 5,458 5,361 3.9 4.0 3.8 3.7 4,726 4,714 4,776 3.6 3.5 4,412 4,422 3.5 3.5 4,064 4.2 4.2 3.3 3.2 1.5% 2.9 3.9 1.1% 1.1% 3.7 1.0% 0.9% 1.0% 0.9% 3.8 0.8% 0.8% 3.6 3.6 3.4 3.5 2.3 2.5 2.4 2.3 3.1 2.0 3.0 1.9 2.8 1.8 1.7 1.5 1.4 1.5 1.2 0.9 1.0 1.0 1.8 1.7 0.8 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 0.7 1.5 1.0 0.8 Write-Off Write-Off / Loan Portfolio (*) Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 (*) Loan portfolio average balance for the previous two quarters. Individuals Very Small, Small and Middle Market Companies Corporate Loan portfolio write-oﬀs decreased 8.1% from the previous quarter, mainly in Latin America. The ratio of written-oﬀ operations to the Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume average balance of loan portfolio remains consistent with the last Individuals Corporate SMEs quarters. 3.2 -0.1 -0.2 2.9 0.5 0.1 1.5 1.8 -0.0 -0.1 1.7 1.0 NPL Creation R$ millions Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Sep-18 NPL Loan Dec-18 Portfolio Portfolio Portfolio (i) 5,304 4,928 5,042 4,968 4,426 4,381 4,442 4,375 rd · Individuals: decreased for the 3 consecutive quarter, with 3,790 3,791 3,804 reductions in all portfolios, reaching the lowest level since the merger 3,619 3,499 3,535 3,456 3,474 3,312 3,191 (i) 953 1,149 1,038 760 669 between Itaú and Unibanco. 530 547 387 546 754 702 · Very small, small and middle-market companies: decreased for 502 517 395 235 231 318 -256 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 the 5th consecutive quarter, reaching the lowest level since the Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil merger between Itaú and Unibanco, due to the better quality of (i) Excluding the exposure of a corporate cliente, the Total NPL Creation would have been recent vintages. R$4,471 million and the Wholesale Banking in Brazil NPL Creation would have been · Corporate: increased from the previous quarter, mainly driven by a R$578 million. speciﬁc client that became overdue. Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter. Coverage Ratio | 90 days · Consolidated: decrease from the previous quarter, driven by the large increase in overdue operations in the Wholesale Banking portfolio in Brazil in the previous quarter. (i) 246% 245% 248% 243% 236% 235% 231% 222% 221% NPL Creation Coverage 104% 104% 101% 100% 100% 96% 95% 92% 90% 263% 230% Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 133% 130% 114% 148% 154% 141% 99% 108% 128% 104% 113% Total Total (Expanded) 82% 98% 107% 110% 100% 109% 112% 97% 85% 79% 952% 932% 105% 908% 102% 98% 89% 102% 79% 100% -29% 86% 48% -53% 34% -66% (i) 715% 639% 618% 562% 553% 517% 253% 247% 249% 245% 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 241% 235% 231% 231% 243% 220% 221% 241% 219% Total Retail Banking - Brazil Wholesale Banking - Brazil Latin America ex-Brazil 235% 231% 204% 221% 221% Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter. 169% 169% 168% 169% 165% 166% 166% 164% 162% In the fourth quarter of 2018, total NPL Creation coverage reached Dec-16 Mar-17 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 85%, driven by the decrease in NPL Creation in the quarter. It is worth Total - Brazil¹ Latin America ex-Brazil Retail Banking - Brazil Wholesale Banking - Brazil mentioning that the expected loss model includes provisions not only for operations with incurred losses, but also for operations that (i) Excluding the exposure of a corporate client, the Total coverage ratio would have been 244% and the Wholesale Banking in Brazil coverage ratio would have been 845%. have not incurred losses yet. · Consolidated: coverage ratio decreased mainly in the Wholesale · Retail Banking - Brazil: the NPL Creation coverage level reached Banking in Brazil driven by the lower requirement of complementary 108%, in line with the historical levels. allowance for clients in the segment. Additionally, loans 15 to 90 days · Wholesale Banking - Brazil: decrease in the NPL Creation coverage overdue that had already been adequately provisioned were also ratio, due to the reversal of provision in the segment. rolled over. ¹ Includes units abroad ex-Latin America. Itaú Unibanco Holding S.A. 21

Management Discussion & Analysis Income Statement Analysis Renegotiated Loans Operations Renegotiated loans are all types of renegotiation, either overdue, non-overdue or from loans written oﬀ as losses. Highlights · The decrease in renegotiated loans operations from the previous quarter is associated with some corporate operations. · The increase in delinquency rates is also related to the corporate segment, with no signiﬁcant changes in the coverage level, since the credits already had an adequate level of provisioning. Renegotiated Loans Coverage R$27.3 billion as of December 31, 2018 as of December 31, 2018 R$ billions - 1.9% (vs. Sep-18) + 3.5% (vs. Dec-17) Total renegotiated loans operations By overdue period 27.3 measured at the moment of renegotiation 41.4% 11.3 1 Brazil 24.4 25.5 25.2 25.7 25.2 27.6 27.9 27.5 27.3 26.4 2.0 2.3 2.2 2.1 2.0 Loan Operations Renegotiated 1.8 1.8 1.8 1.9 1.9 when up to 90 days overdue* 8.4 8.7 8.5 8.2 7.7 4.8 5.1 5.9 5.2 5.9 26.5% 1.4 1.3 1.2 1.2 1.3 16.1 8.8 9.0 8.2 8.5 7.7 4.3 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 When non-overdue When up to 30 days overdue When 31-90 days overdue When over 90 days overdue When Written-off as a Loss Latin America 1 Includes units abroad ex-Latin America. Loan Operations Renegotiated when over 90 days overdue * NPL of Renegotiated Loans Operations 17.9% 16.5% 16.8% 15.7% 15.0% 11.3 7.1 62.7% 4.9 4.6 4.4 4.1 4.4 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Total Renegotiated Loans Portfolio 90-day NPL (in R$ billions) Coverage Ratio Portfolio Loans Loss Provision (LLP) (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) * Measured at the moment of renegotiation. Sale of Financial Assets In the fourth quarter of 2018 we recorded sales of assets with no risk Also in our Latin America operations we sold active portfolios with retention to non-related companies with face value of R$857 million. face value of R$86 million, which had positive impacts of R$12 million This operation had negative impacts of R$4 million on the cost of on the cost of credit and of R$7 million on net income. credit and of R$2 million on net income, with a negative impact of 10 bps on the NPL 90 days ratio of the corporate segment in Brazil, but Finally, we recorded sales of assets already written oﬀ as losses with without material impact on the consolidated ratio. no risk retention to non-related companies with face value of R$383 million. This sale had a positive impact of R$30 million on net income In addition, student credit portfolios were sold in Chile with face with no impact on credit quality ratios. value of R$620 million, with an impact of R$74 million on ﬁnancial margin with clients and of R$40 million on net income. This kind of operation occurs annually on a recurring basis. Itaú Unibanco Holding S.A. 22 Management Discussion & Analysis Income Statement Analysis Renegotiated Loans Operations Renegotiated loans are all types of renegotiation, either overdue, non-overdue or from loans written oﬀ as losses. Highlights · The decrease in renegotiated loans operations from the previous quarter is associated with some corporate operations. · The increase in delinquency rates is also related to the corporate segment, with no signiﬁcant changes in the coverage level, since the credits already had an adequate level of provisioning. Renegotiated Loans Coverage R$27.3 billion as of December 31, 2018 as of December 31, 2018 R$ billions - 1.9% (vs. Sep-18) + 3.5% (vs. Dec-17) Total renegotiated loans operations By overdue period 27.3 measured at the moment of renegotiation 41.4% 11.3 1 Brazil 24.4 25.5 25.2 25.7 25.2 27.6 27.9 27.5 27.3 26.4 2.0 2.3 2.2 2.1 2.0 Loan Operations Renegotiated 1.8 1.8 1.8 1.9 1.9 when up to 90 days overdue* 8.4 8.7 8.5 8.2 7.7 4.8 5.1 5.9 5.2 5.9 26.5% 1.4 1.3 1.2 1.2 1.3 16.1 8.8 9.0 8.2 8.5 7.7 4.3 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 When non-overdue When up to 30 days overdue When 31-90 days overdue When over 90 days overdue When Written-off as a Loss Latin America 1 Includes units abroad ex-Latin America. Loan Operations Renegotiated when over 90 days overdue * NPL of Renegotiated Loans Operations 17.9% 16.5% 16.8% 15.7% 15.0% 11.3 7.1 62.7% 4.9 4.6 4.4 4.1 4.4 Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Total Renegotiated Loans Portfolio 90-day NPL (in R$ billions) Coverage Ratio Portfolio Loans Loss Provision (LLP) (LLP/Portfolio) Total of Renegotiated Loans Portfolio 90-day NPL ratio (%) * Measured at the moment of renegotiation. Sale of Financial Assets In the fourth quarter of 2018 we recorded sales of assets with no risk Also in our Latin America operations we sold active portfolios with retention to non-related companies with face value of R$857 million. face value of R$86 million, which had positive impacts of R$12 million This operation had negative impacts of R$4 million on the cost of on the cost of credit and of R$7 million on net income. credit and of R$2 million on net income, with a negative impact of 10 bps on the NPL 90 days ratio of the corporate segment in Brazil, but Finally, we recorded sales of assets already written oﬀ as losses with without material impact on the consolidated ratio. no risk retention to non-related companies with face value of R$383 million. This sale had a positive impact of R$30 million on net income In addition, student credit portfolios were sold in Chile with face with no impact on credit quality ratios. value of R$620 million, with an impact of R$74 million on ﬁnancial margin with clients and of R$40 million on net income. This kind of operation occurs annually on a recurring basis. Itaú Unibanco Holding S.A. 22

Management Discussion & Analysis | Income Statement Analysis

Itaú

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Increase of 6.2% in the quarter due to increased income from: (i) advisory services and brokerage driven by higher capital market activity; (ii) fund management fees, mainly due to higher revenues from performance fees; and (iii) credit and debit cards, due to the increased transaction volume.
- The R$2,166 million increase from 2017 was mainly driven by: (i) fund management fees, due to the increase in revenues from performance fees, in addition to the increase in the balance of investment funds and managed portfolios; (ii) current account services, due to the increase in the number of current account holders and the incorporation of Citibank´s retail operations; and (iii) advisory services and brokerage, driven by the higher capital market activity.

In R$ millions	4Q18	3Q18	Δ	4Q17	Δ	2018	2017	Δ
Credit and Debit Cards	3,487	3,379	3.2%	3,567	-2.3%	13,450	13,180	2.0%
Current Account Services	1,854	1,829	1.4%	1,763	5.2%	7,320	6,791	7.8%
Asset Management	1,192	1,068	11.6%	952	25.2%	4,380	3,570	22.7%
Fund Management Fees	1,009	890	13.5%	795	27.0%	3,699	2,941	25.7%
Consortia Administration Fees	182	179	2.1%	157	16.2%	681	628	8.4%
Credit Operations and Guarantees Provided	615	606	1.5%	662	-7.0%	2,518	2,609	-3.5%
Credit Operations	287	257	11.7%	288	-0.3%	1,104	1,130	-2.3%
Guarantees Provided	329	349	-6.0%	374	-12.2%	1,414	1,479	-4.4%
Collection Services	480	472	1.7%	459	4.6%	1,893	1,728	9.6%
Advisory Services and Brokerage	559	279	100.5%	401	39.4%	1,576	1,398	12.7%
Other	237	249	-4.7%	289	-17.8%	1,034	1,175	-12.0%
Latin America (ex-Brazil)	768	750	2.4%	682	12.6%	2,907	2,563	13.5%
Commissions and Fees	9,192	8,632	6.5%	8,775	4.8%	35,079	33,014	6.3%
Result from Insurance Operations[1]	1,590	1,521	4.6%	1,711	-7.1%	6,357	6,256	1.6%
Total	10,782	10,153	6.2%	10,486	2.8%	41,436	39,271	5.5%

Breakdown of Commissions and Fees and Result from Insurance Operations[1]


4Q18
11.1%
17.2%
5.7%
4.5%
32.3%
5.2%
2.2%
7.1%
14.7%
Asset Management
Current Account Services
Credit Operations and Guarantees Provided
Collection Services
Credit Card
Advisory Services and Brokerage
Other
Latin America (ex-Brazil)
Result from Insurance Operations[1]

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance[1]. This ratio reached 84.3% in the quarter.


R$ millions
80.3%
85.8%
82.2%
83.3%
82.7%
86.8%
84.6%
80.3%
84.3%
9,576
9,441
9,498
9,845
10,486
10,130
10,371
10,153
10,782
33.7%
35.2%
35.3%
37.0%
38.2%
37.3%
37.5%
36.8%
38.3%
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Commissions and Fees and Result from Insurance Operations[1]
Commissions and Fees and Result from Insurance Operations[1] / Non-interest Expenses
Commissions and Fees and Result from Insurance Operations[1] / Operating Revenues[2]

[1] Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; [2] Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.

23

Management Discussion & Analysis | Income Statement Analysis

Credit and Debit Cards

Credit and debit card revenues increased R$107 million from the previous quarter, driven by increased MDR (Merchant Discount Rate) and interchange revenues, due to the increased transaction volume. These effects were partially offset by higher expenses on rewards programs.

Compared to 2017, card revenues increased 2.0% driven by higher revenues from interchange, annuity fees and the integration of Citibank's retail operations in Brazil. These effects were partially offset by lower revenues from rental of machines and MDR (Merchant Discount Rate).

Revenues | Acquiring and Issuance Services


R$ millions
3,567
3,379
3,487
40.2%
34.8%
35.9%
59.8%
65.2%
64.1%
4Q17
3Q18
4Q18
Acquiring Services
Card Issuance Services

• Card Issuance Activities

We are the leading player in the Brazilian credit card market, totaling approximately 32.4 million (in number of accounts) credit cards and 28.1 million (in number of accounts) debit cards.

We operate through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market.


R$ millions
30.3
30.7
31.1
31.6
32.4
26.5
26.7
26.9
27.5
28.1
114,474
105,365
108,867
114,594
131,700
30,060
27,131
27,198
28,482
34,055
84,414
78,234
81,669
86,111
97,645
4Q17
1Q18
2Q18
3Q18
4Q18
Debit Card Transactions Volume
Credit Card Transactions Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Transaction Volume
4Q18

R$131,7 billion

▲ + 14.9% (vs. 3Q18)
▲ + 15.0% (vs. 4Q17)

credit
▲ + 13.4% (vs. 3Q18)
▲ + 15.7% (vs. 4Q17)

debit
▲ + 19.6% (vs. 3Q18)
▲ + 13.3% (vs. 4Q17)

• Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affiliation, management and relationship with merchants.

In the fourth quarter of 2018, the volume of credit and debit card transactions increased 16.4% from the previous quarter. Compared to the same period of the previous year, the 17.6% increase was driven by the market expansion at the end of the previous year.


R$ millions
108,136
98,939
101,733
109,250
127,193
38,711
35,595
35,818
38,873
46,057
69,425
63,345
65,915
70,376
81,136
4Q17
1Q18
2Q18
3Q18
4Q18
Credit Card Transactions Volume
Debit Card Transactions Volume

Transaction Volume
4Q18

R$127.2 billion

▲ + 16.4% (vs. 3Q18)
▲ + 17.6% (vs. 4Q17)

credit
▲ + 15.3% (vs. 3Q18)
▲ + 16.9% (vs. 4Q17)

debit
▲ + 18.5% (vs. 3Q18)
▲ + 19.0% (vs. 4Q17)

Equipment Base

The launch of the Pop Credicard machine family, improvement in customer retention and adequacy of pricing to competition contributed to the increase of 8.0% in the equipment base compared to 3Q18 and of 6.1% from the 4Q17.


thousands
1,157
1,115
1,112
1,137
1,228
4Q17
1Q18
2Q18
3Q18
4Q18

4Q18

1.2 million

▲ + 8.0% (vs. 3Q18)
▲ + 6.1% (vs. 4Q17)

83% of the equipment is wireless

Itaú Unibanco Holding S.A. 24

Management Discussion & Analysis | Income Statement Analysis

Current Account Services

In the fourth quarter of 2018, revenues from current account services increased 1.4% from the previous quarter.

In 2018, these revenues increased 7.8% driven by higher number of current-account holders, in addition to the incorporation of Citibank´s retail operations.

Asset Management

- **Fund Management**

Fund management fees were higher by R$120 million in the quarter, driven by higher revenues from performance fees, in addition to the 3.7% increase in assets under administration.

Compared to 2017, fund management fees grew R$757 million, mainly driven by a 17.1% increase in AuM and by higher revenues with performance fees.

According to ANBIMA, in December 2018 we reached the leadership position in fund management and managed portfolio*, with a 23.0% market share.

* Includes Itaú Unibanco and Intrag.

Portfolio Managed and Investment Fund


R$ billions
+17.1%
+3.7%
946
1,002
1,025
1,068
1,107
4Q17
1Q18
2Q18
3Q18
4Q18

Note: It includes the open platform balance and does not include Latin America (ex-Brazil). As from the third quarter of 2017, we deconsolidated managed portfolios from the Itaú group, and, for comparison purposes, the previous quarters were reprocessed.

- **Consortia Administration Fees**

In December 2018, we reached approximately 385 thousand active contracts, down 1.9% from the previous quarter. Installments receivable totaled R$11.8 billion at the end of the period, with increases of 1.3% from September 2018 and of 6.6% from December 2017.


10,742
10,819
10,926
11,005
11,054
11,250
11,440
11,640
11,787
395
390
385
388
393
399
398
393
385
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Active contracts (in thousand)
Balance of installments receivable (R$ millions)

Loan Operations and Financial Guarantees Provided

Revenues from loan operations increased 1.5% from the previous quarter. Compared to 2017, there was a 3.5% decrease mainly driven by the lower use of advances to deposit account holders.

In the chart below, we show the annualized ratio of revenues from loan operations to the loan portfolio and of revenues from guarantees provided to the financial guarantees provided portfolio.


R$ billions
2.4%
2.4%
2.5%
2.4%
2.3%
0.3%
0.3%
0.3%
0.3%
0.3%
357
355
364
370
381
61
61
59
57
55
4Q17
1Q18
2Q18
3Q18
4Q18
Loan Portfolio, without financial guarantees provided - Brazil¹
Financial Guarantees Provided - Brazil¹
Revenues from Credit Operations / Loan Portfolio, without financial guarantees provided (Brazil¹) - Annualized (*)
Revenues from Guarantees Provided / Financial guarantees provided portfolio (Brazil¹) - Annualized (*)

[1] Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

Revenues from collection services increased 1.7% compared to the previous quarter.

Compared to 2017, these revenues grew 9.6%, mainly driven by higher volume, pricing, increased offer and expansion of collection services due to the issuance and management of receivables in the mobile channel.

Advisory Services and Brokerage

Compared to the previous quarter, revenues from economic and financial advisory and brokerage services increased R$280 million due to higher capital market activity.

In 2018, these revenues increased 12.7% driven by a higher volume of operations in the capital markets.

Fixed Income: we took part in local operations with debentures, promissory notes and securitization, which totaled R$28.9 billion up to December 2018, maintaining the leadership position in the ANBIMA ranking.

Equities: We carried out six offerings in South America in 2018, which totaled US$6.1 billion.

Mergers and Acquisitions: in 2018, we provided financial advisory on 49 transactions in South America, totaling US$25.7 billion and reaching the leadership position in the Dealogic ranking.

Itaú Unibanco Holding S.A.

25

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Itaú Insurance, Pension Plan and Premium Bonds Highlights · In the fourth quarter of 2018 there was an increase in premiums earned and a decrease in retained claims of insurance operations. Additionally, the liability adequacy test in pension plan resulted in gains. · These gains were more than oﬀset by the increase of non-interest expenses and lower return on our assets, which impacts the managerial ﬁnancial margin. The combination of these eﬀects resulted in the decrease of net income of Itaú Insurance, Pension Plan and Premium Bonds in the quarter. As from the ﬁrst quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassiﬁcation of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run oﬀ. Pro Forma Income Statement of Insurance, Pension Plan and Premium Bonds Operations  4Q18 Recurring Activities Total Recurring Other In R$ millions Activities Activities 3Q18D 4Q17D Earned Premiums 1,045 9 70 75 946 2.5% 919 5.5% Revenues from Pension Plan and Premium Bonds 179 1 79 - 174 2.3% 231 -22.7% Liability Adequacy Test 43 43 - - - 260 - Retained Claims (294) (225) (68) (246) -8.2% (213) 6.1% Selling Expenses (14) (4) (10) (2) 119.4% (4) -0.3% Result from Insurance, Pension Plan and Premium Bonds 959 9 62 (3) 873 10.2% 1,194 -19.4% Managerial Financial Margin (4) 7 (11) (10) -168.9% 54 -86.7% Commissions and Fees 545 536 9 564 -4.8% 515 4.2% Earnings of Affiliates 150 1 50 - 126 19.1% 118 26.3% Non-interest Expenses (630) (632) 2 (518) 22.0% (455) 38.9% Tax Expenses for ISS, PIS and Cofins and other taxes (85) (85) 0 (81) 4.3% (87) -2.4% Income before Tax and Minority Interests 936 938 (2) 952 -1.4% 1,340 -30.0% Income Tax/Social Contribution and Minority Interests (389) (389) 1 (365) 6.7% (576) -32.4% Recurring Net Income 547 5 49 (2) 587 -6.5% 764 -28.1% Allocated Capital 1,284 1,255 29 1,590 -21.1% 1,373 -8.6% Average Allocated Capital 1,451 1,422 29 1,576 -9.7% 1,358 4.7% Recurring Return on Average Allocated Capital 150.9% 154.4% -21.2% 149.1% 530 bps 225.0% -7,060 bps Efficiency Ratio (ER) 40.2% 40.2% 53.9% 35.2% 500 bps 25.3% 1,490 bps Combined Ratio 64.9% 62.1% 100.4% 56.7% 540 bps 52.0% 1,010 bps Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses. Bankline/internet, mobile, ATMs, teller We concentrate eﬀorts on distribution Recurring Activities Other Activities terminals and bankfone remain our key through our own channels and on the Recurring activities consist of Other activities insurance and premium bonds products expansion of the oﬀer of insurance policies sales channels to account holders in the via an open platform, through which we the oﬀering of bancassurance correspond to Extended quarter, following our strategy to serve provide products from partner insurance products related to Life, warranty, Health clients through the most efficient channels. companies to our clients. Property, Credit, Pension Plan insurance and other In the fourth quarter of 2018, the amount of and Premium Bonds, and our discontinued insurance sales of insurance products and premium interest in Porto Seguro and in lines, whose portfolios bonds to Digital Branches clients accounted IRB. are in run oﬀ. for 21.8% of total sales. (1) Insurance Ratio and ROE Technical Provisions in 4Q18 R$ billions 11.7 10.6 10.0 9.2 8.5 + 0.6% (vs. 3Q18) Insurance 3.4 3.4 + 6.2% (vs. 4Q17) 210.8 198.2 173.8 150.9 147.3 + 3.5% (vs. 3Q18) Pension Plan R$203.4 + 10.9% (vs. 4Q17) billion 4Q17 1Q18 2Q18 3Q18 4Q18 + 1.2% (vs. 3Q18) Recurring Return on Average Equity (Insurance Operations) (%) Insurance Ratio (%) Premiums Bonds 196.6 + 3.7% (vs. 4Q17) (1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premi- um Bonds operations / Itaú Unibanco’s recurring net income. Itaú Unibanco Holding S.A. 26 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Itaú Insurance, Pension Plan and Premium Bonds Highlights · In the fourth quarter of 2018 there was an increase in premiums earned and a decrease in retained claims of insurance operations. Additionally, the liability adequacy test in pension plan resulted in gains. · These gains were more than oﬀset by the increase of non-interest expenses and lower return on our assets, which impacts the managerial ﬁnancial margin. The combination of these eﬀects resulted in the decrease of net income of Itaú Insurance, Pension Plan and Premium Bonds in the quarter. As from the ﬁrst quarter of 2018, we have disclosed the breakdown of Recurring Activities and Other Activities in Results from Itaú Insurance, Pension Plan and Premium Bonds. Major changes were the inclusion of IRB earnings in Recurring Activities and the reclassiﬁcation of group life and credit life insurance portfolios distributed by brokers to Other Activities, since these portfolios are in run oﬀ. Pro Forma Income Statement of Insurance, Pension Plan and Premium Bonds Operations 4Q18 Recurring Activities Total Recurring Other In R$ millions Activities Activities 3Q18D 4Q17D Earned Premiums 1,045 9 70 75 946 2.5% 919 5.5% Revenues from Pension Plan and Premium Bonds 179 1 79 - 174 2.3% 231 -22.7% Liability Adequacy Test 43 43 - - - 260 - Retained Claims (294) (225) (68) (246) -8.2% (213) 6.1% Selling Expenses (14) (4) (10) (2) 119.4% (4) -0.3% Result from Insurance, Pension Plan and Premium Bonds 959 9 62 (3) 873 10.2% 1,194 -19.4% Managerial Financial Margin (4) 7 (11) (10) -168.9% 54 -86.7% Commissions and Fees 545 536 9 564 -4.8% 515 4.2% Earnings of Affiliates 150 1 50 - 126 19.1% 118 26.3% Non-interest Expenses (630) (632) 2 (518) 22.0% (455) 38.9% Tax Expenses for ISS, PIS and Cofins and other taxes (85) (85) 0 (81) 4.3% (87) -2.4% Income before Tax and Minority Interests 936 938 (2) 952 -1.4% 1,340 -30.0% Income Tax/Social Contribution and Minority Interests (389) (389) 1 (365) 6.7% (576) -32.4% Recurring Net Income 547 5 49 (2) 587 -6.5% 764 -28.1% Allocated Capital 1,284 1,255 29 1,590 -21.1% 1,373 -8.6% Average Allocated Capital 1,451 1,422 29 1,576 -9.7% 1,358 4.7% Recurring Return on Average Allocated Capital 150.9% 154.4% -21.2% 149.1% 530 bps 225.0% -7,060 bps Efficiency Ratio (ER) 40.2% 40.2% 53.9% 35.2% 500 bps 25.3% 1,490 bps Combined Ratio 64.9% 62.1% 100.4% 56.7% 540 bps 52.0% 1,010 bps Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses. Bankline/internet, mobile, ATMs, teller We concentrate eﬀorts on distribution Recurring Activities Other Activities terminals and bankfone remain our key through our own channels and on the Recurring activities consist of Other activities insurance and premium bonds products expansion of the oﬀer of insurance policies sales channels to account holders in the via an open platform, through which we the oﬀering of bancassurance correspond to Extended quarter, following our strategy to serve provide products from partner insurance products related to Life, warranty, Health clients through the most efficient channels. companies to our clients. Property, Credit, Pension Plan insurance and other In the fourth quarter of 2018, the amount of and Premium Bonds, and our discontinued insurance sales of insurance products and premium interest in Porto Seguro and in lines, whose portfolios bonds to Digital Branches clients accounted IRB. are in run oﬀ. for 21.8% of total sales. (1) Insurance Ratio and ROE Technical Provisions in 4Q18 R$ billions 11.7 10.6 10.0 9.2 8.5 + 0.6% (vs. 3Q18) Insurance 3.4 3.4 + 6.2% (vs. 4Q17) 210.8 198.2 173.8 150.9 147.3 + 3.5% (vs. 3Q18) Pension Plan R$203.4 + 10.9% (vs. 4Q17) billion 4Q17 1Q18 2Q18 3Q18 4Q18 + 1.2% (vs. 3Q18) Recurring Return on Average Equity (Insurance Operations) (%) Insurance Ratio (%) Premiums Bonds 196.6 + 3.7% (vs. 4Q17) (1) Insurance Ratio (%) = Recurring net income from Itaú Insurance, Pension Plan and Premi- um Bonds operations / Itaú Unibanco’s recurring net income. Itaú Unibanco Holding S.A. 26

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Insurance (Recurring Activities) 68% Our recurring insurance activities consist of the oﬀering of bancassurance products related share in the recurring net income to life, property, credit life, and our interest in Porto Seguro and in IRB. We oﬀer these of Itaú Insurance, Pension Plan products in synergy with retail channels – our branch network, partnership with retailers, and Premium Bonds credit card clients, real estate and vehicle ﬁnancing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversiﬁcation of the conglomerate’s revenues. Pro Forma Income Statement of the Insurance Segment In R$ millions 4Q18 3Q18 D 4Q17 D Highlights: Earned Premiums 970 946 2.5% 1 919 1 5.5% Retained Claims (211) (228) -7.5% (199) 5.9% 2 1. increase in earned premiums due Selling Expenses (3) (1) - (3) 0.4% to higher sales, especially in life and Underwriting Margin 756 717 5.5% 717 5.4% credit-related insurance policies; Managerial Financial Margin (3) (21) -86.3% (16) -82.2% 3 Commissions and Fees 1 04 114 -8.3% 92 12.9% 2. lower number of claims reported, Earnings of Affiliates 150 126 19.1% 118 26.3% especially in life insurance portfolio; Non-interest Expenses (344) (265) 29.9% 4 (233) 4 47.5% 3. improvement due to lower Tax Expenses for ISS, PIS and Cofins and other taxes (44) (42) 5.4% (43) 3.7% Income before Tax and Minority Interests 618 628 -1.5% 635 -2.7% ﬁnancial expenses; Income Tax/Social Contribution and Minority Interests (246) (227) 8.4% (262) -6.0% 4. higher expenses driven by the Recurring Net Income 373 401 -7.1% 374 -0.3% expansion of the sales force and third- Efficiency Ratio (ER) 35.8% 29.7% 610 bps 26.9% 890 bps party services. Retained Claims Breakdown Earned Premiums Breakdown R$ millions R$ millions 919 893 946 199 190 229 228 917 970 211 5.5% 4.0% 5.1% 4.2% 3.8% 8.2% 6.1% 6.8% 7.4% 10.8% 10.5% 10.0% 10.4% 3.3% 9.8% 10.2% 7.8% 7.3% 6.1% 1.8% 1.7% 1.6% 5.7% 2.2% 1.8% 1.7% 3.7% 3.9% 3.3% 14.0% 12.7% 15.7% 16.2% 16.1% 17.1% 17.4% 12.0% 14.9% 11.5% 6.5% 13.6% 18.3% 14.6% 11.3% 14.2% 15.0% 15.7% 15.9% 12.0% 63.4% 52.6% 53.3% 51.9% 58.7% 51.3% 50.9% 57.4% 56.0% 55.1% 4Q17 1Q18 2Q18 3Q18 4Q18 4Q17 1Q18 2Q18 3Q18 4Q18 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property r isk Credit Life Property risk Mortgage Other Mortgage Other Underwriting Margin Combined Ratio It reﬂects the operating cost as a percentage of income from R$ millions earned premiums. 78.0 78.5 77.9 Increase in the ratio, driven by the growth of non-interest 75.8 74.9 expenses, which were impacted by the expansion of the sales force 756 and the increase of third-party services. 717 717 701 687 56.2% 52.3% 51.6% 48.1% 47.2% 62.1% 398 401 374 373 344 57.5% 56.7% 0.3% 53.3% 52.0% 0.1% 0.1% 0.2% 0.3% 32.4% 40.1% 32.5% 30.0% 31.9% 4Q17 1Q18 2Q18 3Q18 4Q18 Net Income Underwriting Margin Underwriting Margin / Earned Premiums (%) 25.0% 24.1% 21.7% 21.3% 21.7% Note: the underwriting margin is the sum of earned premiums, retained claims and 4Q17 1Q18 2Q18 3Q18 4Q18 selling expenses. Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Coﬁns and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial ﬁnancial margin and commissions and fees. Itaú Unibanco Holding S.A. 27 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Insurance (Recurring Activities) 68% Our recurring insurance activities consist of the oﬀering of bancassurance products related share in the recurring net income to life, property, credit life, and our interest in Porto Seguro and in IRB. We oﬀer these of Itaú Insurance, Pension Plan products in synergy with retail channels – our branch network, partnership with retailers, and Premium Bonds credit card clients, real estate and vehicle ﬁnancing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversiﬁcation of the conglomerate’s revenues. Pro Forma Income Statement of the Insurance Segment In R$ millions 4Q18 3Q18 D 4Q17 D Highlights: Earned Premiums 970 946 2.5% 1 919 1 5.5% Retained Claims (211) (228) -7.5% (199) 5.9% 2 1. increase in earned premiums due Selling Expenses (3) (1) - (3) 0.4% to higher sales, especially in life and Underwriting Margin 756 717 5.5% 717 5.4% credit-related insurance policies; Managerial Financial Margin (3) (21) -86.3% (16) -82.2% 3 Commissions and Fees 1 04 114 -8.3% 92 12.9% 2. lower number of claims reported, Earnings of Affiliates 150 126 19.1% 118 26.3% especially in life insurance portfolio; Non-interest Expenses (344) (265) 29.9% 4 (233) 4 47.5% 3. improvement due to lower Tax Expenses for ISS, PIS and Cofins and other taxes (44) (42) 5.4% (43) 3.7% Income before Tax and Minority Interests 618 628 -1.5% 635 -2.7% ﬁnancial expenses; Income Tax/Social Contribution and Minority Interests (246) (227) 8.4% (262) -6.0% 4. higher expenses driven by the Recurring Net Income 373 401 -7.1% 374 -0.3% expansion of the sales force and third- Efficiency Ratio (ER) 35.8% 29.7% 610 bps 26.9% 890 bps party services. Retained Claims Breakdown Earned Premiums Breakdown R$ millions R$ millions 919 893 946 199 190 229 228 917 970 211 5.5% 4.0% 5.1% 4.2% 3.8% 8.2% 6.1% 6.8% 7.4% 10.8% 10.5% 10.0% 10.4% 3.3% 9.8% 10.2% 7.8% 7.3% 6.1% 1.8% 1.7% 1.6% 5.7% 2.2% 1.8% 1.7% 3.7% 3.9% 3.3% 14.0% 12.7% 15.7% 16.2% 16.1% 17.1% 17.4% 12.0% 14.9% 11.5% 6.5% 13.6% 18.3% 14.6% 11.3% 14.2% 15.0% 15.7% 15.9% 12.0% 63.4% 52.6% 53.3% 51.9% 58.7% 51.3% 50.9% 57.4% 56.0% 55.1% 4Q17 1Q18 2Q18 3Q18 4Q18 4Q17 1Q18 2Q18 3Q18 4Q18 Life and Personal Accidents Protected Card Life and Personal Accidents Protected Card Credit Life Property r isk Credit Life Property risk Mortgage Other Mortgage Other Underwriting Margin Combined Ratio It reﬂects the operating cost as a percentage of income from R$ millions earned premiums. 78.0 78.5 77.9 Increase in the ratio, driven by the growth of non-interest 75.8 74.9 expenses, which were impacted by the expansion of the sales force 756 and the increase of third-party services. 717 717 701 687 56.2% 52.3% 51.6% 48.1% 47.2% 62.1% 398 401 374 373 344 57.5% 56.7% 0.3% 53.3% 52.0% 0.1% 0.1% 0.2% 0.3% 32.4% 40.1% 32.5% 30.0% 31.9% 4Q17 1Q18 2Q18 3Q18 4Q18 Net Income Underwriting Margin Underwriting Margin / Earned Premiums (%) 25.0% 24.1% 21.7% 21.3% 21.7% Note: the underwriting margin is the sum of earned premiums, retained claims and 4Q17 1Q18 2Q18 3Q18 4Q18 selling expenses. Selling Expenses/Earned Premiums Administrative Expenses and Other/Earned Premiums Insurance Claims/Earned Premiums Extended Combined Ratio Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Coﬁns and other taxes divided by earned premiums. The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial ﬁnancial margin and commissions and fees. Itaú Unibanco Holding S.A. 27

Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Pension Plan 26% Product and advisory service innovation has played a signiﬁcant role in the sustainable share in the recurring net income growth of pension plan operations for individuals. For companies, we oﬀer specialized of Itaú Insurance, Pension Plan advisory services and develop customized solutions. We establish long-term partnerships and Premium Bonds with our corporate clients, adopting a communication strategy designed for the ﬁnancial education of their employees. Pro Forma Income Statement of the Pension Plan Segment D D In R$ millions 4Q18 3Q18 4Q17 Highlights: Revenues from Pension Plan 56 52 7.7% 100 1 -43.7% 1. decrease due to lower Liability Adequacy Test 43 - - 260 -83.5% contribution and to the carrying rate Selling Expenses (1) (1) 27.0% (1) -3.3% exemption; Result from Pension Plan 98 52 91.0% 359 -72.6% 2. decrease due to a lower return on Managerial Financial Margin (20) (15) 26.9% 33 2 - assets; Commissions and Fees 432 4 50 -3.9% 423 2.3% 3. higher expenses driven by the Non-interest Expenses (220) (186) 18.0% (163) 3 34.8% increases in overhead allocation and Tax Expenses for ISS, PIS and Cofins and other taxes (35) (34) 2.4% (38) -8.5% in post-sales expenses. Income before Tax and Minority Interests 257 2 66 -3.6% 615 -58.2% Income Tax/Social Contribution and Minority Interests (115) (112) 2.8% (274) -58.0% Recurring Net Income 142 1 54 -8.2% 341 -58.4% Efficiency Ratio (ER) 46.1% 41.1% 500 bps 21.0% 2,510 bps R$ millions Technical Provisions R$ billions Market Share * Pension Plan Contribution Technical Provisions 5,096 1.9% 2.0% 2.0% The ratio remained 2,814 2,612 stable in the 8,468 196.6 Total 190.0 quarter. 177.3 127 6,648 7.0 6.8 6,450 + 10 bps 23.3% 6.5 40.6 104 3,011 39.2 (12 months) 117 36.9 1,157 1,199 144.0 149.0 5,386 133.9 5,330 5,133 Plans for Individuals 4Q17 3Q18 4Q18 24.1% + 40 bps 4Q17 3Q18 4Q18 (12 months) Traditional PGBL Traditional PGBL VGBL Net Contributions VGBL Redemption Rate * according to the National Federation of Note: Total pension plan contributions = Contributions (+) Pension and Life Insurance (FENAPREVI), Portability requests accepted. Net pension plan contributions = in November 2018. Contributions (+) Portability requests accepted (-) Redemptions (-) Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Portability requests assigned. Pension Plan Premium Bonds 6% The PIC Premium Bonds product is targeted to clients who are interested in competing for share in the recurring net income prizes. This product can be purchased through single payment or monthly payment of Itaú Insurance, Pension Plan modality, in accordance with the proﬁle and segment of each client. and Premium Bonds Pro Forma Income Statement of the Premium Bonds Segment Highlights: In R$ millions 4Q18 3Q18 D 4Q17D 1. due to lower revenues caused 1 Revenues from Premium Bonds 108 105 3.0% 1 18 -8.5% by the lower average ticket of Managerial Financial Margin 30 26 13.3% 37 -20.5% 2 products; Non-interest Expenses (68) (67) 1.6% (58) 16.5% Tax Expenses for ISS, PIS and Cofins and other taxes (6) (6) 7.4% (6) -6.4% 2. negative impact of the Income before Tax and Minority Interests 63 58 8.9% 90 -29.8% interbank deposit rate reduction Income Tax/Social Contribution and Minority Interests (28) (26) 9.0% (40) -29.9% on the remuneration of our Recurring Net Income 35 32 8.9% 49 -29.7% assets. Efficiency Ratio (ER) 51.9% 53.7% -180 bps 39.4% 1,250 bps · In the fourth quarter of 2018, we distributed prizes in the aggregate amount of R$11.1 million. 13.7 million outstanding certiﬁcates · We started the sale of premium bonds via mobile in December 2017. In the fourth quarter of + 1.9% (vs. 3Q18) 2018, this channel accounted for 10.9% of sales to current account holders. + 4.2% (vs.4Q17) Itaú Unibanco Holding S.A. 28 Management Discussion and Analysis Itaú Insurance, Pension Plan and Premium Bonds Pension Plan 26% Product and advisory service innovation has played a signiﬁcant role in the sustainable share in the recurring net income growth of pension plan operations for individuals. For companies, we oﬀer specialized of Itaú Insurance, Pension Plan advisory services and develop customized solutions. We establish long-term partnerships and Premium Bonds with our corporate clients, adopting a communication strategy designed for the ﬁnancial education of their employees. Pro Forma Income Statement of the Pension Plan Segment D D In R$ millions 4Q18 3Q18 4Q17 Highlights: Revenues from Pension Plan 56 52 7.7% 100 1 -43.7% 1. decrease due to lower Liability Adequacy Test 43 - - 260 -83.5% contribution and to the carrying rate Selling Expenses (1) (1) 27.0% (1) -3.3% exemption; Result from Pension Plan 98 52 91.0% 359 -72.6% 2. decrease due to a lower return on Managerial Financial Margin (20) (15) 26.9% 33 2 - assets; Commissions and Fees 432 4 50 -3.9% 423 2.3% 3. higher expenses driven by the Non-interest Expenses (220) (186) 18.0% (163) 3 34.8% increases in overhead allocation and Tax Expenses for ISS, PIS and Cofins and other taxes (35) (34) 2.4% (38) -8.5% in post-sales expenses. Income before Tax and Minority Interests 257 2 66 -3.6% 615 -58.2% Income Tax/Social Contribution and Minority Interests (115) (112) 2.8% (274) -58.0% Recurring Net Income 142 1 54 -8.2% 341 -58.4% Efficiency Ratio (ER) 46.1% 41.1% 500 bps 21.0% 2,510 bps R$ millions Technical Provisions R$ billions Market Share * Pension Plan Contribution Technical Provisions 5,096 1.9% 2.0% 2.0% The ratio remained 2,814 2,612 stable in the 8,468 196.6 Total 190.0 quarter. 177.3 127 6,648 7.0 6.8 6,450 + 10 bps 23.3% 6.5 40.6 104 3,011 39.2 (12 months) 117 36.9 1,157 1,199 144.0 149.0 5,386 133.9 5,330 5,133 Plans for Individuals 4Q17 3Q18 4Q18 24.1% + 40 bps 4Q17 3Q18 4Q18 (12 months) Traditional PGBL Traditional PGBL VGBL Net Contributions VGBL Redemption Rate * according to the National Federation of Note: Total pension plan contributions = Contributions (+) Pension and Life Insurance (FENAPREVI), Portability requests accepted. Net pension plan contributions = in November 2018. Contributions (+) Portability requests accepted (-) Redemptions (-) Note: Redemption Rate = Redemptions/Balance of Technical Provisions for Portability requests assigned. Pension Plan Premium Bonds 6% The PIC Premium Bonds product is targeted to clients who are interested in competing for share in the recurring net income prizes. This product can be purchased through single payment or monthly payment of Itaú Insurance, Pension Plan modality, in accordance with the proﬁle and segment of each client. and Premium Bonds Pro Forma Income Statement of the Premium Bonds Segment Highlights: In R$ millions 4Q18 3Q18 D 4Q17D 1. due to lower revenues caused 1 Revenues from Premium Bonds 108 105 3.0% 1 18 -8.5% by the lower average ticket of Managerial Financial Margin 30 26 13.3% 37 -20.5% 2 products; Non-interest Expenses (68) (67) 1.6% (58) 16.5% Tax Expenses for ISS, PIS and Cofins and other taxes (6) (6) 7.4% (6) -6.4% 2. negative impact of the Income before Tax and Minority Interests 63 58 8.9% 90 -29.8% interbank deposit rate reduction Income Tax/Social Contribution and Minority Interests (28) (26) 9.0% (40) -29.9% on the remuneration of our Recurring Net Income 35 32 8.9% 49 -29.7% assets. Efficiency Ratio (ER) 51.9% 53.7% -180 bps 39.4% 1,250 bps · In the fourth quarter of 2018, we distributed prizes in the aggregate amount of R$11.1 million. 13.7 million outstanding certiﬁcates · We started the sale of premium bonds via mobile in December 2017. In the fourth quarter of + 1.9% (vs. 3Q18) 2018, this channel accounted for 10.9% of sales to current account holders. + 4.2% (vs.4Q17) Itaú Unibanco Holding S.A. 28

Management Discussion & Analysis | Income Statement Analysis

Non-interest Expenses

Highlights

- The increase of 1.2% in the quarter was due to the impact of the collective labor agreement in personnel expenses and to higher administrative expenses, mainly third-party services and data processing.
- Compared to 2017 non-interest expenses increased 5.0%. Expenses incurred in Brazil (ex-Citibank) increased 0.7%, below inflation for the period (3.75% - IPCA).

In R$ millions	4Q18	3Q18	Δ	4Q17	Δ	2018	2017	Δ
Personnel Expenses	**(5,618)**	**(5,405)**	**3.9%**	**(5,512)**	**1.9%**	**(21,300)**	**(20,302)**	**4.9%**
Compensation, Charges and Social Benefits	(3,759)	(3,643)	3.2%	(3,493)	7.6%	(14,346)	(13,263)	8.2%
Management and Employees' Profit Sharing [1]	(1,226)	(1,214)	1.0%	(1,236)	-0.8%	(4,657)	(4,106)	13.4%
Employee Terminations and Labor Claims	(552)	(493)	12.0%	(710)	-22.2%	(2,061)	(2,721)	-24.3%
Training	(81)	(55)	46.6%	(73)	12.0%	(236)	(211)	11.5%
Administrative Expenses	**(4,454)**	**(4,173)**	**6.7%**	**(4,262)**	**4.5%**	**(16,659)**	**(15,978)**	**4.3%**
Third-Party Services	(1,226)	(1,018)	20.4%	(1,048)	17.0%	(4,179)	(3,892)	7.4%
Data Processing and Telecommunications	(1,029)	(916)	12.3%	(1,000)	2.9%	(3,699)	(3,775)	-2.0%
Facilities	(706)	(677)	4.4%	(689)	2.5%	(2,719)	(2,601)	4.5%
Depreciation and Amortization	(558)	(502)	11.1%	(528)	5.6%	(2,133)	(1,986)	7.4%
Advertising, Promotions and Publications	(234)	(376)	-37.9%	(288)	-19.0%	(1,214)	(999)	21.5%
Security	(170)	(166)	2.3%	(166)	2.7%	(678)	(655)	3.6%
Financial System Services	(155)	(139)	11.4%	(189)	-18.0%	(585)	(684)	-14.5%
Transportation	(86)	(80)	7.2%	(77)	11.8%	(316)	(305)	3.7%
Materials	(76)	(71)	7.5%	(84)	-9.0%	(279)	(300)	-6.9%
Travel	(61)	(53)	16.4%	(54)	14.2%	(211)	(192)	9.5%
Other	(153)	(174)	-12.1%	(140)	9.6%	(645)	(590)	9.5%
Operating Expenses	**(948)**	**(1,264)**	**-25.0%**	**(1,278)**	**-25.9%**	**(4,609)**	**(4,981)**	**-7.5%**
Contingencies and Other	(153)	(606)	-74.7%	(643)	-76.2%	(1,905)	(2,799)	-31.9%
Selling - Credit Cards	(679)	(568)	19.5%	(561)	21.2%	(2,348)	(1,898)	23.7%
Claims	(115)	(90)	27.3%	(75)	54.4%	(357)	(284)	25.5%
Other Tax Expenses [2]	**(89)**	**(82)**	**8.8%**	**(86)**	**3.5%**	**(329)**	**(345)**	**-4.8%**
Latin America (ex-Brazil) [3]	**(1,683)**	**(1,721)**	**-2.2%**	**(1,537)**	**9.5%**	**(6,478)**	**(5,439)**	**19.1%**
Total	**(12,793)**	**(12,646)**	**1.2%**	**(12,675)**	**0.9%**	**(49,376)**	**(47,045)**	**5.0%**

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and Cofins. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter is mainly driven by **(i)** higher personnel expenses associated to compensation, charges and benefits, impacted by the collective bargaining labor agreement, in addition to higher expenses from employee terminations and labor claims, due to the readjustment of the labor force; and **(ii)** higher administrative expenses due to increases in third-party services, driven by higher expenses from consulting services and telemarketing, and in data processing.

Compared to 2017 the 5.0% increase was driven by the intensification of investments on acquiring and insurance operations, by the integration of the retail operations acquired from Citibank and by the increase in expenses in Latin America (ex-Brazil). In Latin America the growth was related to the devaluation of the Brazilian Real in the period and, in the second quarter of 2017, we had the refund of the fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile). Excluding these effects, expenses incurred in Brazil (ex-Citibank) increased 0.7% in 2018, below inflation for the period (3.75% - IPCA).

Number of Employees - in thousands


99.3
13.2
0.6
85.5
Dec-17
99.6
13.2
0.6
85.8
Mar-18
99.9
13.2
0.6
86.1
Jun-18
100.8
13.1
0.6
87.1
Sep-18
100.3
13.0
0.6
86.8
Dec-18
Brazil
Abroad (ex-Latin America)
Latin America

Note: Includes the employees of companies controlled by the Bank.

100.3 thousand
employees at the end of the 4Q18

▼ **- 0.4%** (4Q18/3Q18)
▲ **+ 1.0%** (4Q18/4Q17)

The hiring of new insurance consultants and of sales representatives for REDE resulted in the expansion of the number of employees in the year. We are also hiring more personnel to the technology area to speed up our digital transformation process.

Itaú Unibanco Holding S.A. 29

Management Discussion & Analysis | Income Statement Analysis

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).


68.6
64.5
63.4
63.3
65.7
60.8
61.0
61.3
61.7
44.8
43.6
45.7
47.3
49.2
45.9
47.1
48.8
48.7
45.3
70.1
45.3
68.2
45.5
66.6
45.3
65.0
46.4
64.2
47.0
63.3
47.4
62.7
47.7
62.2
47.6
61.2
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
Trailing 12-month Efficiency Ratio (%)
Trailing 12-month Risk-Adjusted Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Quarterly Risk-Adjusted Efficiency Ratio (%)

Risk-Adjusted Efficiency Ratio = Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) + Cost of Credit / (Managerial Financial Margin + Commissions and Fees + Result of Insurance, Pension Plan and Premium Bonds + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio:

- 12-month period: increase of 120 basis points from the same period of the previous year. Non-interest expenses increased 5.0%, mainly driven by the integration of the retail operations acquired from Citibank. On the other hand, revenues increased only 2.3%, mainly as a result of the impact from the lower interbank deposit rate on our financial margin.

Risk-Adjusted Efficiency Ratio:

- 12-month period: decrease of 300 basis points from the same period of the previous year, driven by the 21.9% decrease in cost of credit as a result of lower provisions for loan losses and lower impairment charges on corporate securities.

Distribution Network

Points of Service | Brazil and Abroad

The agreement with Tecban and its shareholders, announced on July 18, 2014, establishes the substitution of our external ATMs network for Banco24Horas ATMs. This agreement is enabling the increase in the total number of available ATMs.


46,965
47,086
47,650
47,887
48,476
21,195
21,423
22,086
22,431
23,049
1,196
1,195
1,187
1,175
1,175
613
608
610
598
592
23,954
23,853
23,760
23,680
23,660
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Brazil
ESB
Latin America
Banco24Horas
Third Party Locations

Note: (i) Includes Banco Itaú Argentina and banks in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the number of digital branches increased, whereas the number of brick-and-mortar branches remained stable in the quarter.


4,981
4,976
4,904
4,917
4,940
160
160
160
173
195
3,591
3,587
3,531
3,531
3,530
703
704
697
700
703
527
525
516
513
512
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Branches + CSB (Latin America ex-Brazil)
CSB - Brazil
Brick and Mortar Branches - Brazil (i)
Digital Branches - Brazil

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*)
Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
115	340	314	2,971	672

(*) In December 2018. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A. 30

Management Discussion & Analysis | Balance Sheet

Balance Sheet

Highlights

- Increase of 2.3% in total assets in the quarter and 9.7% increase in 12 months, driven by loans to individuals, very small, small and middle-market companies and Latin America. We also highlight the 12.3% increase in interbank investments.
- Annual growth of 15.0% in deposits, especially time deposits, due to the partial migration of funds derived from repurchase agreements backed by debentures (a 6.0% increase in deposits received under securities repurchase agreements).

Assets

In R$ millions, end of period	4Q18	3Q18	Δ	4Q17	Δ
Current and Long-term Assets	**1,615,235**	**1,578,127**	**2.4%**	**1,475,217**	**9.5%**
Cash	37,159	29,467	26.1%	18,749	98.2%
Interbank Investments	304,747	320,965	-5.1%	271,254	12.3%
Securities and Derivative Financial Instruments	457,513	428,260	6.8%	445,751	2.6%
Interbank and Interbranch Accounts	132,776	125,987	5.4%	132,752	0.0%
Loan, Lease and Other Loan Operations	532,481	530,520	0.4%	493,595	7.9%
(Allowance for Loan Losses)	(33,125)	(34,227)	-3.2%	(35,360)	-6.3%
Other Assets	183,684	177,155	3.7%	148,475	23.7%
Permanent Assets	**34,378**	**35,034**	**-1.9%**	**28,286**	**21.5%**
Total Assets	**1,649,613**	**1,613,162**	**2.3%**	**1,503,503**	**9.7%**

Liabilities

In R$ millions, end of period	4Q18	3Q18	Δ	4Q17	Δ
Current and Long-Term Liabilities	**1,502,865**	**1,471,863**	**2.1%**	**1,362,133**	**10.3%**
Deposits	463,424	454,552	2.0%	402,938	15.0%
Deposits Received under Securities Repurchase Agreements	343,236	314,575	9.1%	323,910	6.0%
Fund from Acceptances and Issue of Securities	111,566	118,684	-6.0%	107,581	3.7%
Interbank and Interbranch Accounts	46,863	49,129	-4.6%	39,086	19.9%
Borrowings and Onlendings	67,947	67,258	1.0%	63,441	7.1%
Derivative Financial Instruments	27,485	31,827	-13.6%	26,453	3.9%
Technical Provisions for Insurance, Pension Plans and Premium Bonds	203,417	196,748	3.4%	183,747	10.7%
Other Liabilities	238,925	239,090	-0.1%	214,977	11.1%
Deferred Income	**2,625**	**2,603**	**0.9%**	**2,433**	**7.9%**
Minority Interest in Subsidiaries	**12,367**	**13,661**	**-9.5%**	**12,014**	**2.9%**
Stockholders' Equity	**131,757**	**125,035**	**5.4%**	**126,924**	**3.8%**
Total Liabilities and Equity	**1,649,613**	**1,613,162**	**2.3%**	**1,503,503**	**9.7%**

Total Assets
As of Decemberr 31, 2018

R$1.6 trillion

▲ **+ 2.3%** (vs. Sep-18)
▲ **+ 9.7%** (vs. Dec-17)

Breakdown


2.1%
11.1%
30.3%
10.3%
18.5%
27.7%
46.2%
Credit Portfolio Net of Provisions
Interbank Investments
Securities and Derivatives Financial Instruments
Cash and Interbank and Interbranch Accounts
Other
Permanent Assets

Short-term Interbank Investments, Securities Portfolio and Derivative Financial Instruments

R$762.2 billion

▲ **+ 1.7%** (vs. Sep-18)
▲ **+ 6.3%** (vs. Dec-17)


Securities Portfolio by Category
As of December 31, 2018
Held-to-Maturity Securities
Available-for-sale Securities
Trading Securities
9%
24%
67%
R$434
billion


717
716
727
749
762
169
174
177
182
188
62
59
59
59
65
29
28
31
28
27
164
161
155
130
154
23
30
28
29
23
271
265
277
321
305
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
PGBL/VGBL—Fund Quotas
Private Securities
Public Securities - Foreign
Public Securities - Brazil
Securities
Derivative Financial Instruments
Short-term Interbank Investments

Itaú Unibanco Holding S.A. 31

Management Discussion & Analysis | Balance Sheet

Itaú

Credit Portfolio

Highlights

- All portfolios for individuals increased in the quarter, as well as the very small, small and middle-market companies portfolio. In both cases the increases were related to the higher demand from clients.
- The Corporate portfolio decreased 4.2% in the quarter. This performance is a result of the low demand for long-term credit observed in the segment.

Credit Portfolio by Product

In R$ billions, end of period	4Q18	3Q18	Δ	4Q17	Δ
Individuals - Brazil (1)	**210.4**	**199.1**	**5.7%**	**190.6**	**10.4%**
Credit Card Loans	77.5	68.7	12.8%	66.9	15.7%
Personal Loans	28.2	27.9	1.2%	25.3	11.4%
Payroll Loans (2)	46.7	46.0	1.6%	44.4	5.0%
Vehicle Loans	15.9	15.2	4.4%	14.1	12.9%
Mortgage Loans	42.0	41.2	2.0%	39.7	5.8%
Rural Loans	0.1	0.1	1.1%	0.1	-18.1%
Companies - Brazil (1)	**170.2**	**171.2**	**-0.6%**	**166.8**	**2.0%**
Working Capital (3)	93.5	87.6	6.7%	84.6	10.5%
BNDES/Onlending	16.9	18.0	-6.2%	22.9	-26.3%
Export / Import Financing	40.4	46.1	-12.4%	39.8	1.5%
Vehicle Loans	4.3	3.6	20.0%	2.6	65.3%
Mortgage Loans	6.3	6.7	-6.4%	8.3	-24.7%
Rural Loans	8.9	9.3	-4.1%	8.6	3.5%
Latin America (4)	**151.9**	**160.2**	**-5.2%**	**136.2**	**11.6%**
Total without Financial Guarantees Provided	**532.5**	**530.5**	**0.4%**	**493.6**	**7.9%**
Financial Guarantees Provided	66.1	69.6	-5.0%	70.5	-6.2%
Total with Financial Guarantees Provided	**598.6**	**600.1**	**-0.3%**	**564.1**	**6.1%**
Corporate Securities (5)	38.3	36.3	5.6%	36.0	6.5%
Total Risk	**636.9**	**636.4**	**0.1%**	**600.1**	**6.1%**

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay and Uruguay. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper.

Credit Concentration

As of December 31, 2018

Only **16.5%** of the credit risk is concentrated on the 100 largest debtors.

In R$ billions	Risk	% of total credits	% of total Assets
Largest Debtor	5.2	0.9	0.3
10 Largest Debtors	31.6	5.3	2.0
20 Largest Debtors	47.4	7.9	2.9
50 Largest Debtors	73.4	12.3	4.5
100 Largest Debtors	98.7	16.5	6.1

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

In R$ billions


494
531
532
40.9%
38.8%
36.5%
4.3%
5.7%
7.9%
9.0%
32.1%
4.5%
6.4%
7.6%
11.1%
31.5%
4.6%
6.2%
8.5%
10.1%
34.0%
4Q17
3Q18
4Q18
Actual Quarter (q)
q-1
q-2
q-3
q-4

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	4Q18	3Q18	Δ
Public Sector	**4.7**	**5.3**	**-10.9%**
Private Sector	**323.2**	**331.2**	**-2.4%**
Real Estate	19.6	20.7	-5.4%
Food and beverage	18.6	18.8	-1.2%
Agribusiness and fertilizers	17.7	17.5	1.4%
Transportation	16.9	16.5	2.4%
Energy and water treatment	14.7	15.4	-4.8%
Vehicles and auto parts	13.2	13.7	-4.0%
Banks and other financial institutions	11.4	11.5	-0.8%
Infrastructure work	11.3	11.9	-4.8%
Mining	10.4	10.7	-3.1%
Petrochemical and chemical	10.1	10.5	-3.8%
Telecommunications	9.5	9.4	1.8%
Steel and metallurgy	8.9	9.5	-6.2%
Pharmaceutical and cosmetics	7.9	7.7	3.1%
Oil and gas	7.6	7.7	-1.1%
Capital Assets	6.3	6.5	-3.7%
Sugar and Alcohol	6.2	6.8	-8.4%
Electronic and IT	6.0	5.9	1.6%
Construction Material	5.6	6.0	-6.1%
Clothing and footwear	4.9	5.2	-5.5%
Services - Other	42.6	43.7	-2.5%
Commerce - Other	20.0	19.8	0.9%
Industry - Other	9.6	9.7	-0.6%
Other	44.4	46.3	-4.1%
Total	**327.9**	**336.4**	**-2.5%**

Itaú Unibanco Holding S.A.

32

Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Dec-18 Dec-18 40.0% 60.0% 7.6% 36.8% 13.4% 20.0% 22.2% Dec-13 Dec-13 35.8% 64.2% 24.0% 32.2% 16.0% 14.4% 13.4% Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans Very Small, Small and Middle Market Loans Corporate Loans 2 Payroll Loans Mortgage loans Corporate R$46.7 billion as of December 31, 2018 R$48.3 billion as of December 31, 2018 R$102.1 billion as of December 31, 2018 + 1.6% (vs. Sep-18) + 5.0% (vs. Dec-17) + 0.8% (vs. Sep-18) + 0.5% (vs. Dec-17) - 4.2% (vs. Sep-18) - 4.9% (vs. Dec-17) The payroll loans portfolio for INSS 87% of the mortgage portfolio is Individuals pensioners grew 2.9% in the quarter. The decrease in the loan portfolio in the 99.9% guaranteed by ﬁduciary alienation quarter is related to low demand for long- term credit observed in the segment, although it is worth noting that part of Portfolio 4Q18 Originations in 4Q18 these loans have migrated to the capital markets. 73.2% of total credit mortgage is done by By Sector By origination borrowers Excluding the eﬀect of foreign exchange (%) (R$ billions) variation, the loan portfolio for the R$3.7 billion + 36.6% (vs. 4Q17) corporate segment would have decreased 1.8% in the quarter and 6.9% in the 12- 5.1 month period. 5.1 41% 59% Loan-to-Value 36.5 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 58.4% 38.7% 2 Credit Cards Vehicle Financing Very Small, Small and Middle Market R$68.2 billion as of December 31, 2018 R$77.5 billion as of December 31, 2018 R$20.2 billion as of December 31, 2018 + 12.8% (vs. Sep-18) + 15. 7% (vs. Dec-17) + 7.4% (vs. Sep-18) + 21.1% (vs. Dec-17) + 4.9% (vs. Sep-18) + 14. 5% (vs. Dec-17) 3 In 2018, the origination of credits for very small, small and middle-market companies Originations in 4Q18 7.9% increased approximately 20% from the 9.7% 8.7% 8.0% 7.6% 8.5% R$4.3 billion + 33.3% (vs. 4Q17) previous year. Average Term % Average Average Ticket * 84.2% 82.7% 82.8% Down Payment 42 months R$ 33.5 thousand 38% (*) Individuals Jun-18 Sep-18 Dec-18 Revolving Credit + Overdue Loans¹ Installment with Interest Loan-to-Value Transactor² Vintage (quarterly average) Portfolio 65.6% 60.5% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 33 Management Discussion & Analysis Balance Sheet 1 Credit Portfolio (Individuals and Companies) - Brazil Loan Portfolio Mix - Individuals Loan Portfolio Mix - Companies Dec-18 Dec-18 40.0% 60.0% 7.6% 36.8% 13.4% 20.0% 22.2% Dec-13 Dec-13 35.8% 64.2% 24.0% 32.2% 16.0% 14.4% 13.4% Vehicles Credit Card Personal Loans Mortgage Loans Payroll Loans Very Small, Small and Middle Market Loans Corporate Loans 2 Payroll Loans Mortgage loans Corporate R$46.7 billion as of December 31, 2018 R$48.3 billion as of December 31, 2018 R$102.1 billion as of December 31, 2018 + 1.6% (vs. Sep-18) + 5.0% (vs. Dec-17) + 0.8% (vs. Sep-18) + 0.5% (vs. Dec-17) - 4.2% (vs. Sep-18) - 4.9% (vs. Dec-17) The payroll loans portfolio for INSS 87% of the mortgage portfolio is Individuals pensioners grew 2.9% in the quarter. The decrease in the loan portfolio in the 99.9% guaranteed by ﬁduciary alienation quarter is related to low demand for long- term credit observed in the segment, although it is worth noting that part of Portfolio 4Q18 Originations in 4Q18 these loans have migrated to the capital markets. 73.2% of total credit mortgage is done by By Sector By origination borrowers Excluding the eﬀect of foreign exchange (%) (R$ billions) variation, the loan portfolio for the R$3.7 billion + 36.6% (vs. 4Q17) corporate segment would have decreased 1.8% in the quarter and 6.9% in the 12- 5.1 month period. 5.1 41% 59% Loan-to-Value 36.5 Ratio of the amount of the ﬁnancing to the value of the real estate property Branches INSS Itaú Consignado S.A. Public Sector Vintage (quarterly average) Portfolio Private Sector 58.4% 38.7% 2 Credit Cards Vehicle Financing Very Small, Small and Middle Market R$68.2 billion as of December 31, 2018 R$77.5 billion as of December 31, 2018 R$20.2 billion as of December 31, 2018 + 12.8% (vs. Sep-18) + 15. 7% (vs. Dec-17) + 7.4% (vs. Sep-18) + 21.1% (vs. Dec-17) + 4.9% (vs. Sep-18) + 14. 5% (vs. Dec-17) 3 In 2018, the origination of credits for very small, small and middle-market companies Originations in 4Q18 7.9% increased approximately 20% from the 9.7% 8.7% 8.0% 7.6% 8.5% R$4.3 billion + 33.3% (vs. 4Q17) previous year. Average Term % Average Average Ticket * 84.2% 82.7% 82.8% Down Payment 42 months R$ 33.5 thousand 38% (*) Individuals Jun-18 Sep-18 Dec-18 Revolving Credit + Overdue Loans¹ Installment with Interest Loan-to-Value Transactor² Vintage (quarterly average) Portfolio 65.6% 60.5% (1) Includes nonperforming loans more than 1 day overdue; (2) includes installment without interest. (1) (2) (3) Without ﬁnancial guarantees provided. Includes Individuals and Companies. Average origination per working day in the quarter. Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website. Itaú Unibanco Holding S.A. 33

Management Discussion & Analysis Balance Sheet Funding Highlights · Compared to the fourth quarter of 2017, time deposits growth is partially related to the migration of funds from debentures linked to repurchase agreements and to the incorporation of deposits from Citibank clients. · Savings deposits increased 3.4% in the quarter and 14.1% when compared to the same period of the previous year. After being purchased by the bank (the Conglomerate’s leading company, the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classiﬁed as deposits received under securities repurchase agreements. In R$ millions, end of period 4Q18 3Q18D 4Q17D Demand Deposits 72,581 7 4,817 -3.0% 68,973 5.2% Savings Deposits 136,865 132,374 3.4% 119,980 14.1% Time Deposits 251,301 244,247 2.9% 211,800 18.7% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 21,417 2 9,472 -27.3% 58,837 -63.6% (1) Funds from Bills and Structured Operations Certificates 69,512 7 4,358 -6.5% 65,704 5.8% 551,676 555,267 -0.6% 525,295 5.0% (1) Total - Funding from Account Holders and Institutional Clients Onlending 17,907 1 9,017 -5.8% 24,181 -25.9% 569,583 574,284 -0.8% 549,476 3.7% (2) Total – Funding from Clients Assets Under Administration 1,131,239 1,093,487 3.5% 969,858 16.6% Technical Provisions for Insurance, Pension Plan and Premium Bonds 203,417 196,748 3.4% 183,747 10.7% 1,904,239 1,864,519 2.1% 1,703,081 11.8% (3) Total – Clients Interbank deposits 2,675 3,111 -14.0% 2,182 22.6% Funds from Acceptance and Issuance of Securities 42,054 4 4,327 -5.1% 41,877 0.4% Total Funds from Clients + Interbank Deposits 1,948,967 1,911,957 1.9% 1,747,140 11.6% 618,893 574,134 7.8% 519,836 19.1% Working Capital and Other (2) Repurchase Agreements 321,819 285,104 12.9% 265,073 21.4% Borrowings 50,040 48,240 3.7% 39,260 27.5% Foreign Exchange Portfolio 87,658 77,621 12.9% 51,851 69.1% Subordinated Debt 49,313 53,721 -8.2% 52,696 -6.4% Collection and Payment of Taxes and Contributions 317 5,786 -94.5% 306 3.5% (3) Working Capital 109,746 103,662 5.9% 110,651 -0.8% Total Funds (Working Capital, Raised and Managed Assets) 2,567,860 2,486,091 3.3% 2,266,976 13.3% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders’ Equity + Non- Controlling Interest – Permanent Assets. Loans to Funding Ratio In R$ millions, end of period 4Q18DD 3Q18 4Q17 Funding from Clients 569,583 574,284 -0.8% 549,476 3.7% Funds from Acceptance and Issuance of Securities Abroad 42,054 44,327 -5.1% 41,877 0.4% Borrowings 50,040 48,240 3.7% 39,260 27.5% (1) Other 25,678 30,087 -14.7% 33,135 -22.5% 687,356 Total (A) 696,938 -1.4% 663,748 3.6% (-) Reserve Required by Brazilian Central Bank (97,619) (89,451) 9.1% (102,922) -5.2% (2) (-) Cash (Currency) (37,159) (29,467) 26.1% (18,749) 98.2% Total (B) 552,578 578,019 -4.4% 542,077 1.9% (3) Loan Portfolio (C) 532,481 530,520 0.4% 493,595 7.9% Loan Portfolio / Gross Funding (C/A) 130 bps 310 bps 77.5% 76.1% 74.4% Loan Portfolio / Net Funding (C/B) 460 bps 530 bps 96.4% 91.8% 91.1% (1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (3) The loan portfolio balance does not include financial guarantees provided. Itaú Itaú U Un nib iban anc co o H Ho old lding ing S. S.A. A. 34 Management Discussion & Analysis Balance Sheet Funding Highlights · Compared to the fourth quarter of 2017, time deposits growth is partially related to the migration of funds from debentures linked to repurchase agreements and to the incorporation of deposits from Citibank clients. · Savings deposits increased 3.4% in the quarter and 14.1% when compared to the same period of the previous year. After being purchased by the bank (the Conglomerate’s leading company, the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classiﬁed as deposits received under securities repurchase agreements. In R$ millions, end of period 4Q18 3Q18D 4Q17D Demand Deposits 72,581 7 4,817 -3.0% 68,973 5.2% Savings Deposits 136,865 132,374 3.4% 119,980 14.1% Time Deposits 251,301 244,247 2.9% 211,800 18.7% Debentures (Linked to Repurchase Agreements and Third Parties’ Operations) 21,417 2 9,472 -27.3% 58,837 -63.6% (1) Funds from Bills and Structured Operations Certificates 69,512 7 4,358 -6.5% 65,704 5.8% 551,676 555,267 -0.6% 525,295 5.0% (1) Total - Funding from Account Holders and Institutional Clients Onlending 17,907 1 9,017 -5.8% 24,181 -25.9% 569,583 574,284 -0.8% 549,476 3.7% (2) Total – Funding from Clients Assets Under Administration 1,131,239 1,093,487 3.5% 969,858 16.6% Technical Provisions for Insurance, Pension Plan and Premium Bonds 203,417 196,748 3.4% 183,747 10.7% 1,904,239 1,864,519 2.1% 1,703,081 11.8% (3) Total – Clients Interbank deposits 2,675 3,111 -14.0% 2,182 22.6% Funds from Acceptance and Issuance of Securities 42,054 4 4,327 -5.1% 41,877 0.4% Total Funds from Clients + Interbank Deposits 1,948,967 1,911,957 1.9% 1,747,140 11.6% 618,893 574,134 7.8% 519,836 19.1% Working Capital and Other (2) Repurchase Agreements 321,819 285,104 12.9% 265,073 21.4% Borrowings 50,040 48,240 3.7% 39,260 27.5% Foreign Exchange Portfolio 87,658 77,621 12.9% 51,851 69.1% Subordinated Debt 49,313 53,721 -8.2% 52,696 -6.4% Collection and Payment of Taxes and Contributions 317 5,786 -94.5% 306 3.5% (3) Working Capital 109,746 103,662 5.9% 110,651 -0.8% Total Funds (Working Capital, Raised and Managed Assets) 2,567,860 2,486,091 3.3% 2,266,976 13.3% (1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders’ Equity + Non- Controlling Interest – Permanent Assets. Loans to Funding Ratio In R$ millions, end of period 4Q18DD 3Q18 4Q17 Funding from Clients 569,583 574,284 -0.8% 549,476 3.7% Funds from Acceptance and Issuance of Securities Abroad 42,054 44,327 -5.1% 41,877 0.4% Borrowings 50,040 48,240 3.7% 39,260 27.5% (1) Other 25,678 30,087 -14.7% 33,135 -22.5% 687,356 Total (A) 696,938 -1.4% 663,748 3.6% (-) Reserve Required by Brazilian Central Bank (97,619) (89,451) 9.1% (102,922) -5.2% (2) (-) Cash (Currency) (37,159) (29,467) 26.1% (18,749) 98.2% Total (B) 552,578 578,019 -4.4% 542,077 1.9% (3) Loan Portfolio (C) 532,481 530,520 0.4% 493,595 7.9% Loan Portfolio / Gross Funding (C/A) 130 bps 310 bps 77.5% 76.1% 74.4% Loan Portfolio / Net Funding (C/B) 460 bps 530 bps 96.4% 91.8% 91.1% (1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity. (2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency. (3) The loan portfolio balance does not include financial guarantees provided. Itaú Itaú U Un nib iban anc co o H Ho old lding ing S. S.A. A. 34

Management Discussion & Analysis | Balance Sheet

Itaú

Balance Sheet by Currency

We have a foreign exchange risk management policy associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | As of December 31, 2018

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Cash	37,159	10,343	8,168	2,175	26,865
Short - Term Interbank Investments	304,747	283,786	283,786	-	20,960
Securities and Derivative Instruments	457,513	373,636	368,648	4,988	144,134
Loans, Leases and Other Loan Operations	499,357	315,379	300,309	15,070	207,895
Loans	532,481	341,891	326,821	15,070	201,283
(Allowance for Loan Losses)	(33,125)	(26,512)	(26,512)	-	6,613
Other Assets	316,461	263,173	231,543	31,629	113,519
Foreign Exchange Portfolio	87,025	52,405	21,129	31,276	94,739
Other	229,436	210,768	210,415	353	18,780
Permanent Assets	34,378	93,745	25,694	68,052	8,646
Total Assets	1,649,613	1,340,062	1,218,148	121,914	522,020
Derivatives - Purchased Positions				240,671	
Total Assets After Adjustments (a)				362,585	

Liabilities | As of December 31, 2018

In R$ millions, end of period	Consolidated	Business in Brazil	Local Currency	Foreign Currency	Business Abroad
Deposits	463,424	307,157	306,696	461	156,302
Funds Received under Securities Repurchase Agreements	343,236	312,252	312,252	0	30,984
Funds from Acceptances and Issue of Securities	111,566	133,516	70,493	63,023	37,062
Borrowings and Onlendings	67,947	45,358	20,512	24,846	46,503
Interbank and Interbranch Accounts	46,863	45,780	42,065	3,715	1,083
Derivative Financial Instruments	27,485	10,417	10,417	-	17,068
Other Liabilities	238,925	147,673	122,259	25,413	152,746
Foreign Exchange Portfolio	87,658	52,745	27,527	25,218	95,033
Other	151,267	94,928	94,733	195	57,713
Technical Provisions of Insurance, Pension Plan and Premium Bonds	203,417	203,197	203,197	-	221
Deferred Income	2,625	2,077	1,330	747	548
Minority Interest in Subsidiaries	12,367	898	898	-	11,469
Stockholders' Equity of Parent Company	131,757	131,737	131,737	-	68,033
Capital Stock and Reserves	106,779	107,720	107,720	-	62,917
Net Income	24,977	24,017	24,017	-	5,116
Total Liabilities and Equity	1,649,613	1,340,062	1,221,856	118,205	522,020
Derivatives - Sold Positions				299,757	
Total Liabilities and Equity After Adjustments (b)				417,962	
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(55,377)	
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(14,292)	

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	4Q18	3Q18	Δ
Investments Abroad	68,052	60,964	11.6%
Net Foreign Exchange Position (Except Investments Abroad)	(123,429)	(108,665)	13.6%
Total	(55,377)	(47,701)	16.1%
Total in US$	(14,292)	(11,914)	20.0%

The net foreign exchange position includes not only hedge positions of our investments abroad, but also directional positions in foreign currencies.

Itaú Unibanco Holding S.A.

35

Management Discussion & Analysis | Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business.

We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational and other material risks. The result of the last ICAAP – dated as of December 2017 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

- **Identification and measurement** of existing and potential risks in our operations.
- **Alignment** of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.
- **Management** of our portfolio seeking optimal risk-return ratios.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Liquidity Coverage Ratio

(LCR)

In R$ millions	4Q18	3Q18
HQLA	179,880	179,507
Potential Cash Outflows	104,743	105,058
LCR (%)	171.7%	170.9%

For 2018, the minimum ratio required by the Brazilian Central Bank is 90%.

Net Stable Funding Ratio

(NSFR)

In R$ millions	4Q18
Available Stable Funding	691,550
Required Stable Funding	541,642
NSFR (%)	127.7%

For 2018, the minimum ratio required by the Brazilian Central Bank is 100%.

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with Basel III international guidelines.

Note: For further information on these liquidity ratios, please refer to the Investor Relations website at www.itau.com.br/investor-relations, section Reports - Pillar 3 and Global Systemically Important Banks.

Value at Risk - *VaR* [1,2]

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	4Q18[2]	3Q18[2]
VaR by Risk Factor		
Brazilian Interest Rates	898.4	720.0
Currency	37.3	32.3
Shares of Stock Exchange	50.1	37.9
Commodities	1.0	1.4
Diversification Effect	(605.3)	(496.9)
Total VaR	381.5	294.7
Maximum VaR in the quarter	397.0	476.3
Average VaR in the quarter	357.8	376.4
Minimum VaR in the quarter	303.0	294.7

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.
(2) The VaR by risk factors includes foreign companies.

Evolution of Itaú Unibanco's VaR


467
400
372
324
525
433
384
369
604
491
431
317
476
376
295
295
397
382
358
303
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Total
Maximum
Average
Minimum

Itaú Unibanco Holding S.A. 36

Management Discussion & Analysis Risk and Capital Management Capital Highlights · On December 31, 2018, our Tier I capital ratio fully loaded with Basel III rules and considering the 240 basis points impact of the distribution of the additional dividends and interest on own capital, reached 13.5% and our CET1 ratio fully loaded reached 12.5%. From January 1, Capital Requirements Basel III Schedule (%) 2017 2018 2019 Our minimum capital requirements follow the set of rules Common Equity Tier I 4.5 4.5 4.5 disclosed by the Brazilian Central Bank, which implement the Tier I Capital 6.0 6.0 6.0 Basel III global capital requirements standards in Brazil. These Total Regulatory Capital 9.25 8.625 8.0 Additional Common Equity Tier I (ACP) 1.5 2.375 3.5 requirements are expressed as ratios of available capital - stated conservation buffer 1.25 1.875 2.5 by the Referential Equity, or of Total Capital, composed of Tier I countercyclical buffer¹ - - - Capital and Tier II Capital - and the risk-weighted assets, or RWA. systemic 0.25 0.5 1.0 Common Equity Tier I + ACP 6.0 6.875 8.0 The following table presents the schedule for phased-in Total Regulatory Capital + ACP 10.75 11.0 11.5 implementation by the Central Bank of the capital adequacy and Liquidity Coverage Ratio 80 90 100 liquidity coverage ratio requirements under Basel III, as applicable Prudential adjustments deductions 80 100 100 to Itaú Unibanco Holding. ¹ According to circular No.3,769 of Central Bank and the announcement no. 32,794/18, required ACP countercyclical is zero. Solvency Ratios 4Q18 3Q18 In R$ millions, end of period Main changes in the quarter: Consolidated stockholders’ equity (BACEN) 144, 131 139,082 Referential Equity: Increased 7.1% mainly due to the net income in Deductions from Core Capital (20,773) (25,770) the period. Core Capital 123,358 113,313 Additional Capital 7,796 8,073 RWA: Increase of R$5,447 million, mainly due to the higher exposure Tier I 131,154 121,386 of market risk-weighted assets (RWA ) driven by the increase in the MINT portion related to exposures in gold, foreign currency and foreign Tier II 15, 874 15,866 exchange variation. Referential Equity (Tier I and Tier II) 147,028 137,252 Required Referential Equity 70, 559 70,089 BIS ratio: Increase of 110 basis points, mainly due to the net income ACPRequired 19, 429 19,300 of the period. Total Risk-weighted Exposure (RWA) 818,072 812,625 Credit Risk-weighted Assets (RWACP A D) 714,969 713,435 Operational Risk-weighted Assets (RWAOPAD) 72,833 72,833 Market Risk-weighted Assets (RWAMI NT) 30,270 26,356 Tier I (Core Capital + Additional Capital) 16.0% 14.9% Tier II 1.9% 2.0% BIS (Referential Equity / Total Risk-weighted Exposure) 18.0%16.9% Note: Includes ﬁnancial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and beneﬁts. Capital Ratio according to Full Basel III Rules On December 31, 2018, our Tier I capital ratio fully loaded with Basel III rules and considering the 240 basis points impact of the distribution of the additional dividends and interest on own capital, reached 13.5% and our CET1 ratio fully loaded reached 12.5%. 15.9% 14.8% 0.3% 0.9% -0.1% -2.4% 13.5% 1.0% 1.0% 1.0% 14.9% 13.8% 12.5% Tier I 4Q18 net income and Dividends and IOC Assets deductions Tier I Additional dividends Tier I (1) (2) Sep-18 other equity changes and RWA Dec-18 and IOC Dec-18 after additional dividends and IOC Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (2) Additional dividends and IOC in the amount of R$17.5 billion before taxes. Itaú Unibanco Holding S.A. 37 Management Discussion & Analysis Risk and Capital Management Capital Highlights · On December 31, 2018, our Tier I capital ratio fully loaded with Basel III rules and considering the 240 basis points impact of the distribution of the additional dividends and interest on own capital, reached 13.5% and our CET1 ratio fully loaded reached 12.5%. From January 1, Capital Requirements Basel III Schedule (%) 2017 2018 2019 Our minimum capital requirements follow the set of rules Common Equity Tier I 4.5 4.5 4.5 disclosed by the Brazilian Central Bank, which implement the Tier I Capital 6.0 6.0 6.0 Basel III global capital requirements standards in Brazil. These Total Regulatory Capital 9.25 8.625 8.0 Additional Common Equity Tier I (ACP) 1.5 2.375 3.5 requirements are expressed as ratios of available capital - stated conservation buffer 1.25 1.875 2.5 by the Referential Equity, or of Total Capital, composed of Tier I countercyclical buffer¹ - - - Capital and Tier II Capital - and the risk-weighted assets, or RWA. systemic 0.25 0.5 1.0 Common Equity Tier I + ACP 6.0 6.875 8.0 The following table presents the schedule for phased-in Total Regulatory Capital + ACP 10.75 11.0 11.5 implementation by the Central Bank of the capital adequacy and Liquidity Coverage Ratio 80 90 100 liquidity coverage ratio requirements under Basel III, as applicable Prudential adjustments deductions 80 100 100 to Itaú Unibanco Holding. ¹ According to circular No.3,769 of Central Bank and the announcement no. 32,794/18, required ACP countercyclical is zero. Solvency Ratios 4Q18 3Q18 In R$ millions, end of period Main changes in the quarter: Consolidated stockholders’ equity (BACEN) 144, 131 139,082 Referential Equity: Increased 7.1% mainly due to the net income in Deductions from Core Capital (20,773) (25,770) the period. Core Capital 123,358 113,313 Additional Capital 7,796 8,073 RWA: Increase of R$5,447 million, mainly due to the higher exposure Tier I 131,154 121,386 of market risk-weighted assets (RWA ) driven by the increase in the MINT portion related to exposures in gold, foreign currency and foreign Tier II 15, 874 15,866 exchange variation. Referential Equity (Tier I and Tier II) 147,028 137,252 Required Referential Equity 70, 559 70,089 BIS ratio: Increase of 110 basis points, mainly due to the net income ACPRequired 19, 429 19,300 of the period. Total Risk-weighted Exposure (RWA) 818,072 812,625 Credit Risk-weighted Assets (RWACP A D) 714,969 713,435 Operational Risk-weighted Assets (RWAOPAD) 72,833 72,833 Market Risk-weighted Assets (RWAMI NT) 30,270 26,356 Tier I (Core Capital + Additional Capital) 16.0% 14.9% Tier II 1.9% 2.0% BIS (Referential Equity / Total Risk-weighted Exposure) 18.0%16.9% Note: Includes ﬁnancial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and beneﬁts. Capital Ratio according to Full Basel III Rules On December 31, 2018, our Tier I capital ratio fully loaded with Basel III rules and considering the 240 basis points impact of the distribution of the additional dividends and interest on own capital, reached 13.5% and our CET1 ratio fully loaded reached 12.5%. 15.9% 14.8% 0.3% 0.9% -0.1% -2.4% 13.5% 1.0% 1.0% 1.0% 14.9% 13.8% 12.5% Tier I 4Q18 net income and Dividends and IOC Assets deductions Tier I Additional dividends Tier I (1) (2) Sep-18 other equity changes and RWA Dec-18 and IOC Dec-18 after additional dividends and IOC Common Equity Tier I (CET I) Additional Tier I (AT1) (1) Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier is 11.6 nowadays and will be 12.5 in 2019. (2) Additional dividends and IOC in the amount of R$17.5 billion before taxes. Itaú Unibanco Holding S.A. 37

Management Discussion and Analysis | Segment Analysis
Itaú

Results by **Business Segment**

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

4th quarter of 2018

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**18,335**	**7,727**	**2,409**	**28,471**
Managerial Financial Margin	10,247	4,860	2,274	17,382
Financial Margin with Clients	10,247	4,860	1,125	16,233
Financial Margin with the Market	-	-	1,149	1,149
Commissions and Fees	6,418	2,725	49	9,192
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,670	142	85	1,897
Cost of Credit	**(3,340)**	**(76)**	**(0)**	**(3,415)**
Provision for Loan Losses	(3,726)	(69)	(0)	(3,796)
Impairment	-	(269)	-	(269)
Discounts Granted	(247)	(65)	(0)	(312)
Recovery of Loans Written Off as Losses	633	328	-	961
Retained Claims	**(281)**	**(13)**	**-**	**(294)**
Other Operating Expenses	**(10,287)**	**(3,941)**	**(459)**	**(14,687)**
Non-interest Expenses	(9,106)	(3,540)	(146)	(12,793)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,170)	(398)	(313)	(1,881)
Insurance Selling Expenses	(11)	(3)	0	(14)
Income before Tax and Minority Interests	**4,427**	**3,699**	**1,950**	**10,075**
Income Tax and Social Contribution	**(1,637)**	**(1,228)**	**(488)**	**(3,352)**
Minority Interests in Subsidiaries	**(57)**	**(177)**	**(11)**	**(245)**
Recurring Net Income	**2,733**	**2,294**	**1,452**	**6,478**
Recurring Return on Average Allocated Capital	30.4%	18.9%	17.0%	21.8%
Efficiency Ratio (ER)	54.0%	48.4%	7.0%	48.7%
Risk-Adjusted Efficiency Ratio (RAER)	73.8%	49.4%	7.0%	61.7%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Pro Forma Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	243,605	288,877	-	532,481
(Allowance for Loan Losses)	(15,175)	(11,575)	-	(26,750)
(Complementary Expected Loss Provisions)	-	-	(6,375)	(6,375)
Economic Allocated Capital - Tier I (*)	36,138	46,397	49,221	131,757

(*) The Economic Capital allocated to the Activities with the Market + Corporation contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A.
38

Management Discussion and Analysis | Segment Analysis

Itaú

Results by Business Segment

3rd quarter of 2018

Pro Forma Income Statement by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Operating Revenues	**18,042**	**7,386**	**2,470**	**27,899**
Managerial Financial Margin	10,207	4,817	2,384	17,408
Financial Margin with Clients	10,207	4,817	1,128	16,152
Financial Margin with the Market	-	-	1,257	1,257
Commissions and Fees	6,243	2,342	47	8,632
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,592	227	39	1,858
Cost of Credit	**(3,297)**	**34**	**(0)**	**(3,263)**
Provision for Loan Losses	(3,688)	(216)	(0)	(3,904)
Impairment	6	(95)	-	(89)
Discounts Granted	(268)	(16)	-	(285)
Recovery of Loans Written Off as Losses	653	362	-	1,015
Retained Claims	**(301)**	**(18)**	**-**	**(320)**
Other Operating Expenses	**(10,175)**	**(3,867)**	**(244)**	**(14,286)**
Non-interest Expenses	(9,010)	(3,526)	(110)	(12,646)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,161)	(339)	(122)	(1,622)
Insurance Selling Expenses	(4)	(2)	(12)	(18)
Income before Tax and Minority Interests	**4,269**	**3,535**	**2,226**	**10,031**
Income Tax and Social Contribution	**(1,632)**	**(1,017)**	**(773)**	**(3,422)**
Minority Interests in Subsidiaries	**(39)**	**(108)**	**(8)**	**(155)**
Recurring Net Income	**2,598**	**2,410**	**1,446**	**6,454**
Recurring Return on Average Allocated Capital	29.0%	19.0%	16.8%	21.3%
Efficiency Ratio (ER)	54.4%	50.2%	4.7%	48.8%
Risk-Adjusted Efficiency Ratio (RAER)	74.2%	49.7%	4.7%	61.3%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Pro Forma Loan and Capital by Segment

In R$ millions	Retail Banking	Wholesale Banking	Activities with the Market + Corporation	Itaú Unibanco
Loan, Lease and Other Credit Operations	230,524	299,996	-	530,520
(Allowance for Loan Losses)	(14,811)	(12,351)	-	(27,163)
(Complementary Expected Loss Provisions)	-	-	(7,065)	(7,065)
Economic Allocated Capital - Tier I (*)	35,678	50,763	38,594	125,035

(*) The Economic Capital allocated to the Activities with the Market + Corporation contains all the excess capital of the institution in order to arrive at the accounting net equity.

Itaú Unibanco Holding S.A. 39

Management Discussion and Analysis | Segment Analysis

Retail Banking

Highlights

- In the fourth quarter of 2018, net income increased 5.2% from the previous quarter due to (i) higher revenues from commissions and fees related to credit and debit cards and (ii) the increase in result from insurance, pension plan and premium bonds.
- On the other hand, non-interest expenses were up 1.1% driven by the collective bargaining labor agreement and increased third-party expenses.

Retail banking comprises banking products and services to both current account and non-current account holders. The offered products and services includes: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients:

The client´s profiles determines the segment, which enables us to be closer to them and understand their needs, in addition to offer the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 and R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Insurance

- Allocation of insurance consultants in the branches offering specialized advisory services to clients.

Digital Transformation

- Expansion of operations of digital branches for very small companies segment.

Clients

- 49.7 million clients in the Retail Bank in November 2018.

Loan Portfolio

R$243.6 billion

▲ 5.7% (vs. 3Q18) ▲ 10.3% (vs. 4Q17)

Main changes in result from the previous quarter

Commissions and Fees	▲	+ 2.8%
Result from Insurance, Pension Plan and Premium Bonds	▲	+ 4.9%
Non-interest expenses	▲	+ 1.1%
Retail Banking Recurring Net Income	▲	**+ 5.2%**

Wholesale Banking

Highlights

- Net income for the Wholesale Banking segment was down 4.8% from the third quarter of 2018 driven by increased impairment of corporate securities and lower result from insurance, pension plans and premium bonds.
- On the other hand, commissions and fees were up 16.3%, driven by higher revenues from fund management and advisory services and brokerage.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Profile of clients and areas of operation:

Middle-Market Companies 30,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Management is specialized in managing clients' assets. In December 2018, it held R$680.6* billion in managed assets, a market share of 14.7%.

Capital Market Solutions Our business units offer local custody, fiduciary, international custody services and corporate solutions.

Activities Abroad Information on our activities abroad is presented on next pages.

Loan Portfolio

R$288.9 billion

▼ - 3.7% (vs. 3Q18) ▲ 5.9% (vs. 4Q17)

Main changes in result from the previous quarter

Impairment	▲	+ 183%
Commissions and Fees	▲	+ 16.3%
Result from Insurance, Pension Plan and Premium Bonds	▼	- 37.4%
Wholesale Banking Recurring Net Income	▼	**- 4.8%**

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – December 2018. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A. 40

Management Discussion and Analysis | Brazil and Latin America

Itaú

Results by **Region** (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

In R$ millions	4Q18 Consolidated	4Q18 Brazil [1]	4Q18 Latin America (ex-Brazil)	3Q18 Consolidated	3Q18 Brazil [1]	3Q18 Latin America (ex-Brazil)	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil)
Operating Revenues	**28,471**	**25,376**	**3,096**	**27,899**	**25,057**	**2,842**	**2.1%**	**1.3%**	**8.9%**
Managerial Financial Margin	17,382	15,088	2,294	17,408	15,352	2,056	-0.2%	-1.7%	11.6%
Financial Margin with Clients	16,233	14,424	1,808	16,152	14,359	1,792	0.5%	0.5%	0.9%
Financial Margin with the Market	1,149	663	486	1,257	992	264	-8.5%	-33.2%	83.9%
Commissions and Fees	9,192	8,424	768	8,632	7,882	750	6.5%	6.9%	2.4%
Result from Insurance [2]	1,897	1,863	34	1,858	1,822	36	2.1%	2.2%	-5.8%
Cost of Credit	**(3,415)**	**(3,082)**	**(333)**	**(3,263)**	**(2,887)**	**(376)**	**4.7%**	**6.8%**	**-11.3%**
Provision for Loan Losses	(3,796)	(3,373)	(423)	(3,904)	(3,390)	(514)	-2.8%	-0.5%	-17.7%
Impairment	(269)	(269)	-	(89)	(89)	-	203.5%	203.5%	-
Discounts Granted	(312)	(299)	(12)	(285)	(283)	(1)	9.6%	5.7%	743.8%
Recovery of Loans Written Off as Losses	961	859	102	1,015	875	140	-5.3%	-1.9%	-26.7%
Retained Claims	**(294)**	**(281)**	**(12)**	**(320)**	**(303)**	**(16)**	**-8.1%**	**-7.2%**	**-24.2%**
Other Operating Expenses	**(14,687)**	**(12,856)**	**(1,831)**	**(14,286)**	**(12,468)**	**(1,818)**	**2.8%**	**3.1%**	**0.7%**
Non-interest Expenses	(12,793)	(10,981)	(1,812)	(12,646)	(10,857)	(1,789)	1.2%	1.1%	1.3%
Tax Expenses and Other [3]	(1,894)	(1,875)	(19)	(1,640)	(1,611)	(29)	15.5%	16.4%	-33.5%
Income before Tax and Minority Interests	**10,075**	**9,157**	**919**	**10,031**	**9,398**	**632**	**0.4%**	**-2.6%**	**45.3%**
Income Tax and Social Contribution	**(3,352)**	**(3,060)**	**(292)**	**(3,422)**	**(3,270)**	**(152)**	**-2.0%**	**-6.4%**	**92.3%**
Minority Interests in Subsidiaries	**(245)**	**(68)**	**(177)**	**(155)**	**(47)**	**(108)**	**58.2%**	**44.5%**	**64.2%**
Recurring Net Income	6,478	6,029	449	6,454	6,082	372	0.4%	-0.9%	20.6%
Share	100.0%	93.1%	6.9%	100.0%	94.2%	5.8%	-	-110 bps	110 bps
Recurring Return on Average Allocated Capital	21.8%	22.7%	14.5%	21.3%	22.4%	12.2%	50 bps	30 bps	230 bps

Year-to-date Income Statement

In R$ millions	2018 Consolidated	2018 Brazil [1]	2018 Latin America (ex-Brazil)	2017 Consolidated	2017 Brazil [1]	2017 Latin America (ex-Brazil)	Δ Consolidated	Δ Brazil [1]	Δ Latin America (ex-Brazil)
Operating Revenues	**111,817**	**100,446**	**11,371**	**109,291**	**100,286**	**9,006**	**2.3%**	**0.2%**	**26.3%**
Managerial Financial Margin	69,084	60,768	8,317	68,510	62,214	6,296	0.8%	-2.3%	32.1%
Financial Margin with Clients	63,599	56,796	6,803	62,223	56,882	5,341	2.2%	-0.2%	27.4%
Financial Margin with the Market	5,486	3,972	1,514	6,287	5,332	956	-12.7%	-25.5%	58.5%
Commissions and Fees	35,079	32,172	2,907	33,014	30,452	2,563	6.3%	5.6%	13.5%
Result from Insurance [2]	7,653	7,507	147	7,767	7,620	147	-1.5%	-1.5%	-0.3%
Cost of Credit	**(14,066)**	**(12,319)**	**(1,747)**	**(18,002)**	**(15,878)**	**(2,125)**	**-21.9%**	**-22.4%**	**-17.8%**
Provision for Loan Losses	(16,082)	(13,971)	(2,112)	(19,105)	(16,860)	(2,244)	-15.8%	-17.1%	-5.9%
Impairment	(546)	(546)	-	(1,094)	(1,094)	-	-50.1%	-50.1%	-
Discounts Granted	(1,154)	(1,136)	(18)	(1,106)	(1,043)	(64)	4.3%	9.0%	-71.8%
Recovery of Loans Written Off as Losses	3,716	3,334	383	3,303	3,119	184	12.5%	6.9%	108.3%
Retained Claims	**(1,228)**	**(1,164)**	**(63)**	**(1,275)**	**(1,233)**	**(42)**	**-3.7%**	**-5.5%**	**51.2%**
Other Operating Expenses	**(56,289)**	**(49,262)**	**(7,027)**	**(53,770)**	**(47,641)**	**(6,129)**	**4.7%**	**3.4%**	**14.6%**
Non-interest Expenses	(49,376)	(42,443)	(6,933)	(47,045)	(41,080)	(5,965)	5.0%	3.3%	16.2%
Tax Expenses and Other [3]	(6,913)	(6,819)	(94)	(6,725)	(6,561)	(165)	2.8%	3.9%	-43.2%
Income before Tax and Minority Interests	**40,234**	**37,700**	**2,533**	**36,245**	**35,534**	**710**	**11.0%**	**6.1%**	**256.8%**
Income Tax and Social Contribution	**(13,731)**	**(13,084)**	**(648)**	**(11,294)**	**(11,286)**	**(8)**	**21.6%**	**15.9%**	**8053.5%**
Minority Interests in Subsidiaries	**(769)**	**(219)**	**(550)**	**(71)**	**(189)**	**118**	**977.4%**	**15.8%**	**-567.6%**
Recurring Net Income	25,733	24,398	1,335	24,879	24,059	820	3.4%	1.4%	62.9%
Share	100.0%	94.8%	5.2%	100.0%	96.7%	3.3%	-	- 190 bps	190 bps
Recurring Return on Average Allocated Capital	21.9%	23.0%	11.5%	21.8%	23.2%	8.2%	10 bps	- 20 bps	330 bps

[1] Includes units abroad ex-Latin America.

[2] Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

[3] Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A. 41

Management Discussion & Analysis | Activities Abroad

Itaú

Global Footprint


CIB
NY, Cayman, Bahamas
Institutional Clients / Asset
NY, Cayman
Private Banking
Cayman, Bahamas, Miami
CIB
London, Lisbon, Madrid, Paris, Frankfurt
Institutional Clients / Asset
London
Private Banking
Zurich
CIB / Institutional Clients
Mexico
CIB / Institutional Clients / Asset
Tokyo, Dubai
Latin America Operations
Panama
Colombia*
Employees: 3,495
Branches + CSBs: 161
ATMs: 174
Brazil (Holding)
Employees: 86,801
Branches + CSBs: 4,428
ATMs: 47,301
Mexico
Employees: 8
Peru
Representative Office
Paraguay
Employees: 844
Branches + CSBs: 40
ATMs: 300
Non-Bank Correspondents: 59
Chile
Employees: 5,820
Branches + CSBs: 199
ATMs: 464
Uruguay
Employees: 1,117
Branches + CSBs: 27
OCA Points of Service: 35
ATMs: 61
Argentina
Employees: 1,692
Branches + CSBs: 85
ATMs: 176
* Includes employees and branches from Panama
CIB
Brazil, Argentina, Chile, Colombia, Uruguay, Paraguay, Panama, Peru
Institutional Clients / Asset
Brazil, Argentina, Chile
Private Banking
Brazil, Chile, Paraguay
Retail
Brazil, Argentina, Chile, Paraguay, Uruguay, Colombia, Panama
We are a Brazilian company operating in 19 countries, 9 of which are in Latin America.

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the "Latin American Bank", becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Mexico, we are present through an office dedicated to equity research activities.

475 branches and
37 client service branches

Latin America—excluding Brazil (Dec-18)

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

13,534 employees abroad


566
844
1,117
1,692
3,495
5,820
Chile
Colombia¹
Argentina
Uruguay
Paraguay
Other Units

[1] Includes employees from Panama
Note: at the end of Dec-18

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Tokyo), mainly serving institutional clients, investment banking, corporate and private banking.

Itaú BBA International
In 2016, Moody's assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody's recognized the strength of Itau BBA International plc's strong macro profile and balance sheet.

Other operations
Our international units offer a variety of financial products through their branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A. 42

Management Discussion & Analysis Activities Abroad We present the results of Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Itaú CorpBanca 9,315 The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. employees  Focused on medium companies, corporate and retail, Itaú CorpBanca oﬀers a wide range of 360 banking products. branches + CSBs  In Chile, Itaú CorpBanca is the 5th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as from May 2017, we have operated under the “Itaú” brand. In R$ millions (in constant currency) 4Q18 3Q18 D 1,842 1,627 13.2% Operating Revenues 1. Higher Margin with Clients, due to Managerial Financial Margin 1,444 1,285 12.4% 1,218 1,129 7.9% sale of student credit portfolio in the Financial Margin with Clients 1 quarter; Financial Margin with the Market 226 156 44.6% 2 398 342 16.2% Commissions and Fees 2. Higher Comissions and Fees with Cost of Credit (290) (373) -22.3% 3 ﬁnancial advisory; (377) (426) -11.6% Provision for Loan Losses Discounts Granted (11) (1) 702.2% 3. Decrease due to overdue Recovery of Loans Written Off as Losses 98 55 80.2% operations settlement and higher Other Operating Expenses (1,171) (1,071) 9.4% credit recovery in the quarter; (1,164) (1,068) 9.0% Non-Interest Expenses Tax Expenses for ISS, PIS, Cofins and Other Taxes (7) (3) 153.4% 4. Minority interests are calculated 381 183 107.6% Income before Tax and Minority Interests based on the accounting ﬁgures of Income Tax and Social Contribution (102) (5) 1982.3% the operation in BRGAAP. Minority Interests in Subsidiaries (182) (102) 77.5% 4 97 76 27.3% Recurring Net Income 6.3% 5.1% 120 bps Return on Average Equity - Annualized 63.4% 65.7% -230 bps Efficiency Ratio Banco Itaú Argentina  1,692 employees  We oﬀer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil. 85 branches + CSBs  In R$ millions (in constant currency) 4Q18 3Q18 D 395 328 20.7% Operating Revenues 1. Higher Margin with Clients due to Managerial Financial Margin 306 239 28.1% the greater volume and spread in Financial Margin with Clients 247 206 19.9% 1 deposits, besides higher capital Financial Margin with the Market 59 33 79.7% remuneration; Commissions and Fees 90 89 0.6% Cost of Credit (8 0) 29 -377.4% 2 2. Increase due to Corporate clients Provision for Loan Losses (79) (50) 58.8% downgrade and credit recovery in the Discounts Granted (1) 0 - previous quarter, which did not repeat; Recovery of Loans Written Off as Losses 1 78 -99.1% 3. Higher Operating Expenses driven (2 36) (197) 19.6% Other Operating Expenses 3 by the increase in personnel expenses Non-Interest Expenses (206) (172) 19.4% due to collective agreement and Tax Expenses for ISS, PIS, Cofins and Other Taxes (30) (25) 20.9% bonus.  80 159 -49.8% Income before Tax and Minority Interests (2 1) (62) -66.3% Income Tax and Social Contribution 59 98 -39.4% Recurring Net Income 15.1% 28.0% -1,280 bps Return on Average Equity - Annualized 56.4% 56.9% -60 bps Efficiency Ratio Itaú Unibanco Holding S.A. 43 Management Discussion & Analysis Activities Abroad We present the results of Latin American countries in constant currency, thus eliminating the eﬀect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax beneﬁt of interest on own capital. Itaú CorpBanca 9,315 The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. employees Focused on medium companies, corporate and retail, Itaú CorpBanca oﬀers a wide range of 360 banking products. branches + CSBs In Chile, Itaú CorpBanca is the 5th largest private bank in terms of loans. Branches migration and client segmentation were completed in December, 2017. In Colombia, as from May 2017, we have operated under the “Itaú” brand. In R$ millions (in constant currency) 4Q18 3Q18 D 1,842 1,627 13.2% Operating Revenues 1. Higher Margin with Clients, due to Managerial Financial Margin 1,444 1,285 12.4% 1,218 1,129 7.9% sale of student credit portfolio in the Financial Margin with Clients 1 quarter; Financial Margin with the Market 226 156 44.6% 2 398 342 16.2% Commissions and Fees 2. Higher Comissions and Fees with Cost of Credit (290) (373) -22.3% 3 ﬁnancial advisory; (377) (426) -11.6% Provision for Loan Losses Discounts Granted (11) (1) 702.2% 3. Decrease due to overdue Recovery of Loans Written Off as Losses 98 55 80.2% operations settlement and higher Other Operating Expenses (1,171) (1,071) 9.4% credit recovery in the quarter; (1,164) (1,068) 9.0% Non-Interest Expenses Tax Expenses for ISS, PIS, Cofins and Other Taxes (7) (3) 153.4% 4. Minority interests are calculated 381 183 107.6% Income before Tax and Minority Interests based on the accounting ﬁgures of Income Tax and Social Contribution (102) (5) 1982.3% the operation in BRGAAP. Minority Interests in Subsidiaries (182) (102) 77.5% 4 97 76 27.3% Recurring Net Income 6.3% 5.1% 120 bps Return on Average Equity - Annualized 63.4% 65.7% -230 bps Efficiency Ratio Banco Itaú Argentina 1,692 employees We oﬀer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil. 85 branches + CSBs In R$ millions (in constant currency) 4Q18 3Q18 D 395 328 20.7% Operating Revenues 1. Higher Margin with Clients due to Managerial Financial Margin 306 239 28.1% the greater volume and spread in Financial Margin with Clients 247 206 19.9% 1 deposits, besides higher capital Financial Margin with the Market 59 33 79.7% remuneration; Commissions and Fees 90 89 0.6% Cost of Credit (8 0) 29 -377.4% 2 2. Increase due to Corporate clients Provision for Loan Losses (79) (50) 58.8% downgrade and credit recovery in the Discounts Granted (1) 0 - previous quarter, which did not repeat; Recovery of Loans Written Off as Losses 1 78 -99.1% 3. Higher Operating Expenses driven (2 36) (197) 19.6% Other Operating Expenses 3 by the increase in personnel expenses Non-Interest Expenses (206) (172) 19.4% due to collective agreement and Tax Expenses for ISS, PIS, Cofins and Other Taxes (30) (25) 20.9% bonus. 80 159 -49.8% Income before Tax and Minority Interests (2 1) (62) -66.3% Income Tax and Social Contribution 59 98 -39.4% Recurring Net Income 15.1% 28.0% -1,280 bps Return on Average Equity - Annualized 56.4% 56.9% -60 bps Efficiency Ratio Itaú Unibanco Holding S.A. 43

Management Discussion & Analysis | Activities Abroad

Banco Itaú **Paraguay**

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards and loans.

844 employees

40 branches + CSBs

In R$ millions (in constant currency)	4Q18	3Q18	Δ	
Operating Revenues	**251**	**232**	**8.2%**	
Managerial Financial Margin	173	163	5.9%	
Financial Margin with Clients	147	145	1.6%	
Financial Margin with the Market	26	18	40.0%	
Commissions and Fees	78	69	13.7%	1
Cost of Credit	**(11)**	**(17)**	**-33.8%**	2
Provision for Loan Losses	(13)	(18)	-27.0%	
Discounts Granted	(0)	(0)	-	
Recovery of Loans Written Off as Losses	2	2	42.3%	
Other Operating Expenses	**(119)**	**(116)**	**2.5%**	
Non-Interest Expenses	(117)	(115)	1.9%	
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-	
Income before Tax and Minority Interests	**122**	**100**	**21.9%**	
Income Tax and Social Contribution	**(46)**	**(37)**	**23.1%**	
Recurring Net Income	**76**	**62**	**21.2%**	
Return on Average Equity - Annualized	**24.0%**	**20.3%**	**370 bps**	
Efficiency Ratio	**46.9%**	**49.7%**	**-280 bps**	

1. Increase due to higher level of revenues with credit cards services;

2. Lower Cost of Credit due to active credit portfolio assignment in the quarter.

Banco Itaú **Uruguay**

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Through the OCA credit card company, more focused on the mass market, we complement our strategy of serving a wide range of clients through customized financial solutions.

1,117 employees

27 branches + CSBs

35 OCA points of service

In R$ millions (in constant currency)	4Q18	3Q18	Δ	
Operating Revenues	**442**	**437**	**1.1%**	
Managerial Financial Margin	234	238	-1.9%	
Financial Margin with Clients	204	193	5.6%	
Financial Margin with the Market	30	45	-33.8%	1
Commissions and Fees	208	199	4.6%	
Cost of Credit	**(41)**	**5**	**-866.2%**	2
Provision for Loan Losses	(43)	4	-1109.3%	
Recovery of Loans Written Off as Losses	2	1	83.2%	
Other Operating Expenses	**(286)**	**(274)**	**4.4%**	
Non-Interest Expenses	(284)	(273)	4.1%	3
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-	
Income before Tax and Minority Interests	**115**	**168**	**-31.5%**	
Income Tax and Social Contribution	**(42)**	**(67)**	**-37.2%**	
Recurring Net Income	**73**	**102**	**-27.7%**	
Return on Average Equity - Annualized	**19.8%**	**27.4%**	**-760 bps**	
Efficiency Ratio	**64.6%**	**62.6%**	**200 bps**	

1. Lower Margin with the Market due to a decrease in the position of bonds, in local currency;

2. Higher Cost of Credit due to Corporate clients downgrade and settlements in the previous quarter;

3. Increase mainly driven by higher costs of cards processing.

Itaú Unibanco Holding S.A. 44

Additional Information Management Discussion & Analysis and Complete Financial Statements Additional Information Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis | Our Shares

Itaú

Our Shares

Our capital stock is comprised of common shares (**ITUB3**) and non-voting shares (**ITUB4**), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - **ADRs** - on the NYSE (New York Stock Exchange).

Market Capitalization

R$342 billion | **US$88** billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Market Consensus (ITUB4)


Sell
Buy

Buy 10 | Hold 04 | Sell 02

Source: Thomson Reuters

Corporate Structure Chart and Free Float Participation


Free Float*
36.73% ON
81.39% PN
66.04% Total
Egydio de Souza Aranha Family
63.27% ON
18.61% PN
32.96% Total
Moreira Salles Family
100.00% Total
Cia. E. Johnston de Participações
50.00% ON
33.47% Total
Non Voting Shares
Free Float
Brazilian Investors in B3
32%
Foreigners in NYSE
29%
4.7 bn
(number of shares)
39%
Foreigners in B3
Itaúsa
50.00% ON
100.00% PN
66.53% Total
IUPAR
Free Float*
39.21% ON
0.003% PN
20.00% Total
51.71% ON
26.38% Total
7.82% ON
99.60% PN
52.78% Total
Itaú Unibanco Holding S.A.

Note: ON = Common Share; PN = Non-voting Share; (*) Excluding shares held by majority owners and treasury shares.

Strengths of our structure

- Family controlling ownership ensuring a long-term view
- Professional management team
- Broad shareholder base (52.78% of our shares in free float)
- Strong corporate governance

Performance in the Capital Market

Price and Volume	(R$) ITUB4 (PN Shares)	(R$) ITUB3 (ON Shares)	(US$) ITUB (ADR)
Closing Price at 12/28/2018[1]	35.50	30.05	9.14
Maximum price in the quarter	36.83	31.49	9.46
Average price in the quarter	33.76	29.03	8.83
Minimum price in the quarter	28.83	24.97	7.17
Closing Price at 9/28/2018	29.42	25.13	7.32
Closing price at 12/28/2017[2]	28.39	25.13	8.67
Change in the 4Q18	20.7%	19.6%	24.9%
Change in the last 12 months	25.1%	19.6%	5.5%
Average Daily Trading Volume in 4Q18 - million	744.2	7.9	195.2
Average daily trading financial volume in 12 months - million	645.9	6.9	164.0

Shareholder Base and Indicators	12/31/18	09/30/18	12/31/17
Number of Shares - million	9,804	9,804	9,826
Common Shares (ON) - million	4,958	4,958	4,980
Non-Voting Shares (PN) - million	4,846	4,846	4,846
Treasury Shares - million	83.6	90.2	128.8
Number of Outstanding Shares - million	9,721	9,714	9,697
Recurring Net Income per Share in the Quarter (R$)	0.67	0.66	0.64
Net Income per Share in the Quarter (R$)	0.64	0.64	0.60
Book Value per Share (R$)	13.55	12.87	13.09
Price/Earnings (P/E)[3]	13.81	11.64	11.57
Price/Book Value (P/B)[4]	2.62	2.29	2.17

[1] ITUB (ADR) Closing Prince: 12/31/2018; [2] ITUB (ADR) Closing Price: 12/29/2017; [3] Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included; [4] Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders' Remuneration

Dividends and Interest on Own Capital (IOC)

R$22.4 billion

Paid, provisioned and reserved in Stockholder's Equity in 2018.


49.3%
4.3%
45.0%
83.0%
12.4%
70.6%
89.2%
2.0%
87.2%
2016
2017
2018
Payout
Shares Buyback

Shares Buyback Program

In 2018, we acquired 19.7 million preferred shares at the average price of R$25.39 per share, totaling R$510 million.

For more information about our share buyback program and stock split, please refer to our Investor Relations website.

Itaú Unibanco Holding S.A.

46

Management Discussion & Analysis | Disclosure Criteria

Disclosure **Criteria**

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions or billions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Managerial Financial Margin

Spread-Sensitive Operations: consists of the results from credit assets, non-credit interest-bearing assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

Coverage and Extended Coverage Ratio

Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the allowance for financial guarantees provided, which totaled R$1,136 million in December 2018 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders' equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A. 47

Itaú Unibanco Holding S.A. 48 Itaú Unibanco Holding S.A. 48

Complete Financial Statements December 31, 2018 Management Discussion & Analysis and Complete Financial Statements Complete Financial Statements December 31, 2018 Management Discussion & Analysis and Complete Financial Statements

Management Report
Year 2018
in billions of Reais

10 years of Itaú Unibanco


REVIEW OF THE BUSINESS MODEL
10.5
13.0
14.6
14.0
15.8
20.6
23.8
22.1
24.9
25.7
Recurring Net Income
22.3
23.5
22.3
19.4
20.9
24.0
23.9
20.3
21.8
21.9
Recurring ROE (in %)
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Total assets

We ended 2009 with total assets of **R$608 billion** to achieve **R$1.6 trillion** in 2018


Payout &
Share buyback
2.7x
33.2%
0.1%
33.1%
38.9%
8.9%
30.0%
89.2%
2.0%
87.2%
2009
2011
2018

	2009	2011	2018
Dividends & **Interest on Capital, net of taxes**	3.5	4.4	22.4
Stockholders' **Equity**	50.7	71.3	131.8


Nonperforming
Loans Ratio %
(90 days overdue)
5.6%
4.9%
2.9%
2009
2011
2018

Loan Portfolio

Our loan portfolio at the end of 2009 was **R$288.9 billion**, rising to **R$412.2 billion** in 2011 and ending 2018 at **R$636.9 billion**


Product
Mix %
(Brazil Loan Portfolio)
REVIEW OF THE
USINESS MODEL
100
5
22
7
12
54
100
23
4
7
20
45
Payroll and Mortgage
Vehicles
Personal
Credit Cards
Companies
2009
2011
2012
2018

Dear reader,

In 2018 we celebrated the 10th anniversary of the merger between Itaú and Unibanco, adding a new chapter to our 94-year history, and which has hoisted us to the position of Latin America's largest private bank. Before their paths crossed, both institutions already enjoyed solid track records dating from the first half of the XX century.

Our story begins in 1924, when the banking section of Casa Moreira Salles started its operations in Minas Gerais, later becoming União dos Bancos Brasileiros and widely known as Unibanco.

The other pillar of our history began with the creation of Banco Central de Crédito in 1943 in the city of São Paulo. Before the early decades of its life had ended, mergers resulted in the creation of Banco Itaú América and the resulting consolidation of the Itaú brand.

The volatility of the context in which we find ourselves, especially the Brazilian economy, has contributed to increasing our ability to manage risks, get used to scenarios of uncertainty and rapidly adapt to changes.

The merger between Itaú and Unibanco was considered the largest deal in the country's history, especially bearing in mind the difficult moment we experienced in 2008, when the world witnessed a serious financial crisis on the international market.

In spite of this context, we learned from our customers, evolved and created an organization capable of expanding its operations overseas. The result was a new bank with the vocation and ability to foster people's power of transformation. Ten years later, our market value at December 31, 2018 was R$342.0 billion, three times greater than the sum total of the two organizations in 2008.

This transaction is not the end of the history of two great banks. Rather it is the starting point of an endeavor especially focused on our customers, employees and on the use of the best digital tools to make it easier to use our products.

As part of the merger consolidation process and the construction of Itaú Unibanco, in 2012 we adopted the business model focused on value creation, which takes into account not only our operational and financial expenses, but also the cost of capital allocated to each business line in an effort to achieve proper remuneration. This has meant that our operations are now dedicated to businesses that effectively create shareholder value, stipulating the minimum return required for our operations.



Itaú
UNIBANCO
1924
Casa Moreira Salles in Minas Gerais
1943
Banco Central de Crédito in São Paulo
2008
Merger between Itaú and Unibanco
CORPBANCA
Closure of capital
rede
citi Retail - Brazil
CREDICARD
recovery
Banco Itaú BMG Consignado
Acquisition of a minority interest in:
xp investimentos
2018

52

At the time of the merger there were clear signs that Brazil’s economy was running out of steam. We reacted to the adverse scenario with a policy based on three pillars. As a result, we have tripled the value creation since 2012, jumping from R$3.1 billion, to R$9.2 billion. Review of the business model Defining Focus on Control of costs risk appetite services and efficiency The risk appetite establishes Our focus on Services and We are constantly striving to the types and levels of risk Insurance products (insurance, improve efficiency and obtain acceptable to the bank within pension plans and premium productivity gains in our which management seeks to bonds) is due to the fact that operations as we see that there maximize the value creation. they are less susceptible to are always opportunities to The underlying Risk economic cycles. This means improve the control of our Management Principles are: that the performance of its costs. Sustainability and Customer results is more predictable. In Satisfaction, Risk Culture, Risk addition, services require lower Pricing, Diversification, capital allocations. Operational Excellence and Ethics and respect for regulations. Always seeking to maximize the value creation for stockholders Portfolio of Payroll and Risk-Adjusted 9.2 Mortgage Value efficiency ratio Creation x (in R$ billions) Vehicles (in R$ billions) 3x 9.3 88.7 31.6 3.1 5.6 73.1% 61.2% 0.9 51.2 -1.0 -1.6 15.9 -0.9 2012 2018 2012 2018 2012 2018 Credit Services and Insurance Other 5 3At the time of the merger there were clear signs that Brazil’s economy was running out of steam. We reacted to the adverse scenario with a policy based on three pillars. As a result, we have tripled the value creation since 2012, jumping from R$3.1 billion, to R$9.2 billion. Review of the business model Defining Focus on Control of costs risk appetite services and efficiency The risk appetite establishes Our focus on Services and We are constantly striving to the types and levels of risk Insurance products (insurance, improve efficiency and obtain acceptable to the bank within pension plans and premium productivity gains in our which management seeks to bonds) is due to the fact that operations as we see that there maximize the value creation. they are less susceptible to are always opportunities to The underlying Risk economic cycles. This means improve the control of our Management Principles are: that the performance of its costs. Sustainability and Customer results is more predictable. In Satisfaction, Risk Culture, Risk addition, services require lower Pricing, Diversification, capital allocations. Operational Excellence and Ethics and respect for regulations. Always seeking to maximize the value creation for stockholders Portfolio of Payroll and Risk-Adjusted 9.2 Mortgage Value efficiency ratio Creation x (in R$ billions) Vehicles (in R$ billions) 3x 9.3 88.7 31.6 3.1 5.6 73.1% 61.2% 0.9 51.2 -1.0 -1.6 15.9 -0.9 2012 2018 2012 2018 2012 2018 Credit Services and Insurance Other 5 3

Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 5 4Following the change of strategy in 2012, we prepared ourselves for the expected transformations in the Brazilian credit that have come to pass. However, we are living in times of exponential transformations, when information is being transmitted more quickly, to a larger number of people and with a greater frequency. These constant transformations affect us in five ways: . Competitive environment: new companies such as fintechs are popping up every moment. They focus on a specific product in they strive for excellence, competing with us for customers. which . Regulatory environment: the changes in the competitive environment are leading to reviews of regulations, which is not an exclusively Brazilian phenomenon, rather a global one. . Available technologies: the advent of several new technologies must be seen as opportunities. . Employee expectations: people increasingly want to work for a company with a purpose, one that has a positive impact on society. . Consumer habits: the volume of electronic transactions is vast. People are looking for quick solutions. The user’s experience has to be constantly enhanced. Taking into account the transformations in our day-to-day business, in 2017 we set up six strategic objectives to provide consistency and quality to our results in the subsequent years. They are classified in two groups, Transformational which we believe requires the actual transformation of the organization; and Continuous Improvement, which includes issues widely disseminated within the organization, but which require effort if they are to be enhanced. Transformational Continuous Improvement Customer Risk Satisfaction Management Digital Sustainable Transformation Profitability People Internationalization Management Our customers’ demands are also constantly evolving. This presents us with the challenge of serving them well, respecting their characteristics and preferences. In this sense, we want to be the benchmark in customer satisfaction for both business and individual customers. This means, for example, thinking about the project, rather than the product; noting how we provide solutions and how we relate to them on a continuous, rather than a one-off, manner. It means listening to and focusing on the customer from the outset of the development process of each product. To transform our customers’ experience, we no longer just look at the banks, rather we have begun to seek inspiration in companies that are benchmarks in satisfaction, regardless of the country and the segments in which they operate. To achieve the customer satisfaction level of these companies is our challenge, which we refer to as Changing Leagues. To do so, it is essential to understand what our customers are looking for and how each of us can assist them in that search. 5 4

1 Ranking - BACEN Comparing ourselves with these benchmark companies in customer 4 satisfaction is due to the fact that we are up front in comparison with our 6 6 Brazilian peers. We ended the year in sixth place in Central Bank’s ranking of 2016 complaints¹, the same position as in 2017. Among the large Brazilian banks, 2017 2018 we holded the best complaints ratio. (1) Source: Central Bank of Brazil NPS To measure customer satisfaction, we adopted the Net Promoter Score (NPS), a universal method to evaluate satisfaction. Customers were asked about the probability of their recommending the Bank to a friend on a scale of 0 to 10. Those who attributed scores of 9 or 10 are considered promoters; scores of 7 or 8 are neutral, and 6 or less are considered detractors. In the Itaú Branches, for example, we have almost ten times more promoters than detractors. In the case of Itaú Uniclass, the figure is seven-fold. Comparatively speaking, our NPS² exceeds those of our main competitors ItaúAgências ItaúUniclass ItaúPersonnalité Competitive NPS (base 100) Competitive NPS (base 100) Competitive NPS (base 100) 100 100 100 78 78 71 66 66 59 58 58 59 2º 3º 4º 2º 3º 4º 2º 3º 4º (2) Baseline date: Second half of 2018 We have accepted the challenge of changing leagues. After all, our vision is to be the leading bank in sustainable performance and customer satisfaction. In 2018, we created the customer-centric principles that will guide the Bank’s operating strategy. 1.We know and understand our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, do tests with the customer and quickly learn from our of customer mistakes and successes. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward for customer satisfaction. Changing leagues requires us to constantly evolve our initiatives and processes. To reinforce this commitment, from 2019, the Ombudsman’s Office will report directly to our Chief Executive Officer. The Ombudsman’s Department plays a key role in transforming what we do. It is the department responsible for handling complaints from customers who are dissatisfied with the solutions offered through the others bank’s channels. It also responds to demands from regulatory bodies, in addition to permanently dialoging with them, such as the Central Bank and the Consumer Protection Agency-Procon. Furthermore, it has the important function of identifying opportunities for improvement in different areas of the bank, based on our customers’ complaints, addressing these internally. Customers who complain to us are, to a certain extent, being generous, as they afford us the chance to correct what we have done and to improve our procedures. We highlight below some examples implemented in 2018 of what it means to put the customer at the center of our operations. TAXA Developlment of an Digital branches to First installment in Zero carrying rate to 3 open insurance very small companies until 90 days for ZERO Pension Plans and platform personal loan Treasury custody (3) Applicable to PGBL and VGBL products. 5 51 Ranking - BACEN Comparing ourselves with these benchmark companies in customer 4 satisfaction is due to the fact that we are up front in comparison with our 6 6 Brazilian peers. We ended the year in sixth place in Central Bank’s ranking of 2016 complaints¹, the same position as in 2017. Among the large Brazilian banks, 2017 2018 we holded the best complaints ratio. (1) Source: Central Bank of Brazil NPS To measure customer satisfaction, we adopted the Net Promoter Score (NPS), a universal method to evaluate satisfaction. Customers were asked about the probability of their recommending the Bank to a friend on a scale of 0 to 10. Those who attributed scores of 9 or 10 are considered promoters; scores of 7 or 8 are neutral, and 6 or less are considered detractors. In the Itaú Branches, for example, we have almost ten times more promoters than detractors. In the case of Itaú Uniclass, the figure is seven-fold. Comparatively speaking, our NPS² exceeds those of our main competitors ItaúAgências ItaúUniclass ItaúPersonnalité Competitive NPS (base 100) Competitive NPS (base 100) Competitive NPS (base 100) 100 100 100 78 78 71 66 66 59 58 58 59 2º 3º 4º 2º 3º 4º 2º 3º 4º (2) Baseline date: Second half of 2018 We have accepted the challenge of changing leagues. After all, our vision is to be the leading bank in sustainable performance and customer satisfaction. In 2018, we created the customer-centric principles that will guide the Bank’s operating strategy. 1.We know and understand our customer. W E W A N T T O 2. Customer priority in decision making. change leagues 3. The customer’s problem is my problem. AND THE 7 PRINCIPLES 4. Captivating the customer is everyone’s responsibility. 5. We innovate, do tests with the customer and quickly learn from our of customer mistakes and successes. centricity 6. Clear, simple and transparent communication with the customer. will take us there 7. We recognize and reward for customer satisfaction. Changing leagues requires us to constantly evolve our initiatives and processes. To reinforce this commitment, from 2019, the Ombudsman’s Office will report directly to our Chief Executive Officer. The Ombudsman’s Department plays a key role in transforming what we do. It is the department responsible for handling complaints from customers who are dissatisfied with the solutions offered through the others bank’s channels. It also responds to demands from regulatory bodies, in addition to permanently dialoging with them, such as the Central Bank and the Consumer Protection Agency-Procon. Furthermore, it has the important function of identifying opportunities for improvement in different areas of the bank, based on our customers’ complaints, addressing these internally. Customers who complain to us are, to a certain extent, being generous, as they afford us the chance to correct what we have done and to improve our procedures. We highlight below some examples implemented in 2018 of what it means to put the customer at the center of our operations. TAXA Developlment of an Digital branches to First installment in Zero carrying rate to 3 open insurance very small companies until 90 days for ZERO Pension Plans and platform personal loan Treasury custody (3) Applicable to PGBL and VGBL products. 5 5

Nowadays, digital products are developed with the customer in mind. From their point of view, this evolution is perceived in two strands: mobile and customer in the internet.

Our commitment to changing leagues therefore involves digital transformation. We work using our entire intellectual capacity to help people, to be relevant in their lives, to save time and generate value, this is what we refer to as "living the power of digital".

The focus of our operational approach is divided into three major strands, the first of which is to foster what we call DigiUAU Experiences.

INNOVATIONS OF 2018

- an more than 11 million individual customers using digital channels
- 22,000 hours of cloud-based training for over 800 employees
- over 40 new functionalities in the mobile channel
  318 upgrades in all our apps in 2018
  an average of 2 updates per month per app
- New Cubo openning
  4 times more | space | startups | partners | residents
  728 deals with large businesses, more than 60 projects with Itaú Unibanco



APP ITAÚ PF
4.3 4.6
APP LIGHT
1st Bank
with app for reduced memory smartphones
4.5
APP REDE
control of card receivables using cell
3.8 4.4
APP ABRECONTA
1st Bank
to open accounts using a cell phone
4.6 4.8
APP ITAUCARD
4.4 3.6
APP ITAÚ EMPRESAS
4.3 3.6

MOBILE

Itaú Keypad

In June, we launched the Itaú Keypad. The functionality is an innovative approach to doing transactions on any application using the on-board cell phone keypad, which attracted over 200,000 users during the launch month.

My Finances

The service that organizes the customer's main checking account information in order to help them to better understand their financial behavior.
Only two weeks after launch, the service had more than 5 million accesses, a daily average of 200,000 visits.

New investment experience on cell phones

We expanded the offer of products available on cell phones and enhanced the customer experience, making the investment process simpler and clearer on the platform. In just one month, the new shelf recorded over half a million accesses.

Apple pay

The largest digital portfolio in Brazil in the 1st month of launch with 35% of eligible Itaú customers registered.

SAMSUNG pay

The portfolio with the highest average transaction per user in the first 3 months, with a usage rate of 11 transactions per month by customer.

abreconta App

During the year, more than 600,000 individual accounts were opened using the abreconta app.

INTERNET

New account Statement

We improved accessibility with a new experience, new layout and new functionalities.

Digital Renegotiation

We gave business customers more autonomy to renegotiate their overdue contracts via a digital channel.

Categorization of accounts payable

We simplified the user experience by unifying several functions in one place.

We have made it possible for our customers to do most of their transactions via internet, but they also have the physical branches at their disposal.

56

We believe that technology is more valuable when used to satisfy our customers. DigiUAU experiences are an example. We provide a simple and convenient functionality that meets our customers' expectations. This does not just involve product concepts. We are talking about the end-to-end process, from contact with the customer, to the processing of the transaction, customer service and after-sales. Everything must revolve around this if, at the end of the day, we are to afford the customer the best experience.

Another approach that strengthens the use of technology in the customer's favor is Digital to Be More Personal. We integrate physical and remote experiences. Irrespective of our customer's relationship channel with the Bank, the experience has to be special. This means that the same agility, transparency and proximity must be perceived at any point of contact the customer chooses.

All these efforts dedicated to our digital transformation have already produced evidence of benefits and greater customer adherence to the digital world, which has a positive impact on their satisfaction. In 2018, we saw overall growth of 35% in the number of individual customers accessing our digital channels on a daily basis. In the case of business customers, growth was 26%.

We have put a lot of effort into working better and more intensively on analytics within the bank. Today, if compared to 2015, we have double the structured and organized data in a single repository. Using this data, along with applications like machine learning and artificial intelligence, we have already created several solutions that produce gains in operating efficiency. Our Virtual Assistant of the Itaucard application, for example, means that 93% of customers do not need another form of service to clarify doubts or problems. This results in greater autonomy and satisfaction. The investment in cloud architecture has also been one of our priorities, as it affords greater flexibility of change and speed of delivery.

Also within the context of innovation, as from February 2018 we started to use blockchain technology to add additional agility and traceability to the negotiation process of margin calls - guarantees the banks receive to reduce credit risks involving unfavorable variances in the over-the-counter derivatives market. We closed Latin America's first sindicate loan transaction using blockchain. It was a funding raise of US$100 million from Itaú Unibanco.

The third approach is to embrace the commitment to Be Digital in Essence. This involves creating projects in a more agile manner, either by developing them on a flexible and efficient platform, or the product approval process or implementation at branch level. We have invested in refining the use of data and have channeled our efforts into overcoming several internal barriers and promoting improvements that enable us to evolve more quickly. We have reformulated the governance on technology, in addition to strengthening agile practices and the importance of promoting continuous delivery of value in shorter cycles.

Hand in hand with all this technology, there are 100.3 thousand employees who dedicate themselves, day in, day out, to understanding and captivating customers, and Itaú Unibanco has been a first mover on several initiatives in this field undergoing a profound transformation: **people management**.


ATMs
telephone
internet
social networks
biometrics
cell phones
salas.com
agile dev.
Personnalite digital
hackathon
multichannel
new data center
cloud
cube

57

Changing leagues will depend on how our employees work. Several actions have been developed to transform and improve our employees’ experience throughout their entire cycle within the organization. We believe it is our role to value people as they are, their experiences, characteristics and mindsets, eliminating barriers so that all employees can develop their potential, and so that we can achieve the Best Version of Each of us. To afford greater autonomy and comfort in the work space, in addition to encouraging diversity of styles within the organization, we have developed a campaign entitled Go as I Am, based on a flexible dress code, but always highlighting the importance of common sense and respect for the context and the day’s business engagements. Still on the issue of employee autonomy, a proposal was put forward for a new way of working in the case of several specific areas within the organization, the home office model. The purpose of this initiative is to offer greater convenience and flexibility. Besides enhancing efficiency, it improves the employees’ quality of life. We have 30 communities working with lean and agile principles, where the focus is on collaboration and less hierarchy. There are more than 6,000 people working under this model, and in 2018 we took the first steps to foster integration between the technology area and the business areas of the Bank. To be able to undertake all these transformations, we value the differences existing within each individual and that is why we have adopted a program that values diversity and respect for people, whose pillars are: Age Gender Race To break restrictive paradigms We are working for equality, We are working to make racial and promote actions intended so that men and women have representativeness a reality. for employees aged 55 or over, equal opportunities for The purpose is to enhance the seeking to increasingly development, growth within attractiveness and influx, so improve their experiences here the bank and compensation. that all employees have the in the bank. same opportunities. LGBT+ PwD Religion Fostering accessibility, A secure and respectful A secure and respectful qualification and equality of environment, irrespective of environment, irrespective of opportunity. sexual orientation and gender beliefs or non-beliefs. identity. We highlight other initiatives such as the campaign for women’s empowerment, the Racial Diversity Week and the LGBT+ Diversity Week. We brought together 804 participants in a live session. 160,000 views were generated in stories on Instagram in just 72 hours. Among the events held, worthy of note is Itaú Introduces: Malala, in July in São Paulo, in the presence of the young Pakistani activist, the youngest person to receive the Nobel Peace Prize, in 2014. The event took place before 900 people, most of them public school children or members of NGOs, and was broadcast live on all the social networks of the Bank. Changing leagues also implies measuring the degree of satisfaction of our employees and how willing they are to recommend and defend Itaú Unibanco. To that end, just as we implemented NPS for customers, we have now begun monitoring the e-NPS (Employee Net Promoter Score). In recognition of our efforts, we are the only bank to figure among the 20 Best Companies to Work For, in the 2018 edition the of GPTW/Época magazine. For the 10th consecutive year, we are on the list of young people’s “Dream Companies”, according to the Dream Career survey. And we headed up the 2018 LinkedIn ranking of “TOP Companies”. A stronger team makes us a stronger bank. This is important because we face the challenge of fully integrating risk management into the performance of the business, while incorporating the dimensions of the strategic risks in a structured manner. It is also our responsibility to disseminate the culture of risk within the Bank. After all, managing risks is the essence of our business and a responsibility of all employees. 5 8Changing leagues will depend on how our employees work. Several actions have been developed to transform and improve our employees’ experience throughout their entire cycle within the organization. We believe it is our role to value people as they are, their experiences, characteristics and mindsets, eliminating barriers so that all employees can develop their potential, and so that we can achieve the Best Version of Each of us. To afford greater autonomy and comfort in the work space, in addition to encouraging diversity of styles within the organization, we have developed a campaign entitled Go as I Am, based on a flexible dress code, but always highlighting the importance of common sense and respect for the context and the day’s business engagements. Still on the issue of employee autonomy, a proposal was put forward for a new way of working in the case of several specific areas within the organization, the home office model. The purpose of this initiative is to offer greater convenience and flexibility. Besides enhancing efficiency, it improves the employees’ quality of life. We have 30 communities working with lean and agile principles, where the focus is on collaboration and less hierarchy. There are more than 6,000 people working under this model, and in 2018 we took the first steps to foster integration between the technology area and the business areas of the Bank. To be able to undertake all these transformations, we value the differences existing within each individual and that is why we have adopted a program that values diversity and respect for people, whose pillars are: Age Gender Race To break restrictive paradigms We are working for equality, We are working to make racial and promote actions intended so that men and women have representativeness a reality. for employees aged 55 or over, equal opportunities for The purpose is to enhance the seeking to increasingly development, growth within attractiveness and influx, so improve their experiences here the bank and compensation. that all employees have the in the bank. same opportunities. LGBT+ PwD Religion Fostering accessibility, A secure and respectful A secure and respectful qualification and equality of environment, irrespective of environment, irrespective of opportunity. sexual orientation and gender beliefs or non-beliefs. identity. We highlight other initiatives such as the campaign for women’s empowerment, the Racial Diversity Week and the LGBT+ Diversity Week. We brought together 804 participants in a live session. 160,000 views were generated in stories on Instagram in just 72 hours. Among the events held, worthy of note is Itaú Introduces: Malala, in July in São Paulo, in the presence of the young Pakistani activist, the youngest person to receive the Nobel Peace Prize, in 2014. The event took place before 900 people, most of them public school children or members of NGOs, and was broadcast live on all the social networks of the Bank. Changing leagues also implies measuring the degree of satisfaction of our employees and how willing they are to recommend and defend Itaú Unibanco. To that end, just as we implemented NPS for customers, we have now begun monitoring the e-NPS (Employee Net Promoter Score). In recognition of our efforts, we are the only bank to figure among the 20 Best Companies to Work For, in the 2018 edition the of GPTW/Época magazine. For the 10th consecutive year, we are on the list of young people’s “Dream Companies”, according to the Dream Career survey. And we headed up the 2018 LinkedIn ranking of “TOP Companies”. A stronger team makes us a stronger bank. This is important because we face the challenge of fully integrating risk management into the performance of the business, while incorporating the dimensions of the strategic risks in a structured manner. It is also our responsibility to disseminate the culture of risk within the Bank. After all, managing risks is the essence of our business and a responsibility of all employees. 5 8

Risk management is one of the strategic objectives we have classified in the Continuous Improvement group, because we have learned that risk management has to incorporate more than its traditional concepts (market risk, credit risk and operational risk), which we closely monitor. The huge transformations in our business environment demand that we monitor and take a pro-active approach to other types of risk we classify as strategic.


Market & Liquidity
Operational
Credit
Compliance
Information Security
Technological
Business
Regulatory
People
Strategic
Traditional
New technologies with disruptive potential
Obsolescence of legacy systems
Data and models
New entrants and traditional competition
Changes in customers' habits
New business models
Changes in laws and rules
Fostering of competition and innovation
New regulations
Attractiveness and retention of talent
New work methods

Itaú Unibanco has a significant risk management structure whose directives are approved by the Board of Directors using Risk Appetite. This appetite encompasses the risk categories we monitor and sets the guidelines for the organization's entire operations.

To consistently create value, in addition to properly managing our risks, our goal is to ensure our sustainable profitability. We strive to continuously enhance the efficiency of our operations, identifying opportunities for reducing costs, managing our investments to make us more agile, in addition to more efficient management of capital allocations using the appropriate cost of capital.

The focus on efficiency is a very significant issue on our strategic objective of sustainable profitability, which has been designated as a priority within the Bank for quite some time. We have embarked on initiatives ranging from the reduction of wastage and structural reviews, to projects for enhancing productivity and digitalization. In this way, we hope to expand economies of scale while ensuring synergies for the business.

Our results, the outcome of the strategy traced out in 2012, are proof that we have been successful in our approach.

KEY PARTNERSHIPS AND BUSINESSES IN 2018

xp investimentos

In August, we concluded the acquisition of a 49.9% minority interest in XP Investimentos through a capital injection of R$600 million, and the acquisition of R$5.7 billion[1] in shares. The contract also provides for a one-off additional transaction in 2022, subject to future approval by the Central Bank and which, if approved, will enable us to hold 62.4% of the total equity of XP (equal to 40.0% of the common shares) based on an income multiple (19 times) of XP, and it is certain that control of the XP group will remain unchanged, with the shareholders of XP Controle Participações S.A..

Ticket

We have acquired a minority holding of 11% in Ticket through a capital increase to be paid up with a cash injection, proportional to the equity value of the holding in the company, with Ticket granted right of exclusivity on the distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank's companies customer base.

(1) Figures on the date of signature of the contract, which were adjusted up to the financial settlement date.

59

In R$ billions	4Q18	3Q18	Variation in the Quarter	2018	2017	Variation in 12 months
Income Information						
Operating Revenues [1]	28.5	27.9	2.1%	111.8	109.3	2.3%
Managerial Financial Margin	17.4	17.4	-0.2%	69.1	68.5	0.8%
Financial Margin with Clients	16.2	16.2	0.5%	63.6	62.2	2.2%
Financial Margin with the Market	1.1	1.3	-8.5%	5.5	6.3	-12.7%
Cost of Credit	(3.4)	(3.3)	4.7%	(14.1)	(18.0)	-21.9%
Non - interest Expenses	(12.8)	(12.6)	1.2%	(49.4)	(47.0)	5.0%
Net Income	6.5	6.5	0.4%	25.7	24.9	3.4%
Recurring Net Income	6.2	6.2	-0.7%	25.0	24.0	4.2%
Recurring Return on Average Equity [2] annualized	21.8%	21.3%	50 bps	21.9%	21.8%	10 bps

	4Q18	3Q18	Variation in the Quarter	4Q17	Variation in 12 months
Balance Sheet Information					
Total Assets	1,649.6	1,613.2	2.3%	1,503,5	9.7%
Loan Portfolio [3]	636.9	636.4	0.1%	600,1	6.1%
NPL[4] Ratio (90 days overdue) - Total	2.9%	2.9%	-	3.1%	- 20 bps
Tier 1 Capital - BIS III [5]	15.9%	14.8%	110 bps	15.3	60 bps

	2018	2017	Variation in 12 months
Information per share and dividends			
Weighted Average Number of outstanding shares	9,718,162,444	9,755,865,045	-0.4%
Net Income per Share - R$	2.57	2.46	4.5%
Book Value per Share (Outstanding in 12/31)	13.55	13.09	3.5%
Shareholder Return (Dividends and Interest on Own Capital, net of Income Tax)	22.4	17.6	27.8%

We had an 11.0% increase in income before taxes and minority interests in 2018. This increase was enabled by the lower cost of credit related to the improvement in credit risk from clients of the Wholesale Bank in Brazil. Another highlight was the growth in commission and fees driven by the increase in our individuals account holders base and by higher asset management fees. Both were partially offset by the growth in noninterest expenses. This growth in expenses was related to the integration of the retail operations from Citibank and to the increase in expenses in Latin America (ex-Brazil) due to the impact of the foreign exchange variation. This performance was negatively impacted by the recognition of deferred tax assets at a rate of 40%, which temporarily increased our effective tax rate. The combination of these factors resulted in recurring net income of R$25.7 billion, a 3.4% increase in 2018.

(1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before the Retained Claims and Selling Expenses; (2) Annualized Return was calculated by dividing Recurring Net Income by Average Stockholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders' or Board meetings, proposed after the balance sheet closing date; (3) Includes financial guarantees provided and corporate securities; (4) Nonperforming loan ratio; (5) Includes impacts from schedule anticipation of deductions and does not consider the additional dividend and interest on own capital.

60

Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 61Our credit portfolio, including financial guarantees provided and corporate securities, stood at R$636.9 billion at the end 2018, representing an increase of 6.1% over the same period of 2017. Worthy of note in 2018 was our Individuals portfolio, which rose by 10.3% and Very Small, Small and Middle Market Companies, with growth of 14.4%. Capital management is an essential component of our management model, because through it we seek to optimize the allocation of the shareholders’ funds and guarantee the solidness of the bank. These objectives are enshrined in our policies on capital ratios and distribution of dividends, which set a minimum Full Tier I Capital ratio of 13.5%, making the distribution of earnings conditional on this limit, the growth outlook for the business, the profitability for the year, mergers and acquisitions, changes in the market and fiscal and regulatory changes that could affect capital requirements. During 2018, our Full Tier I Capital ratio remained above the minimum limit, reaching 15.9% at December 31, 2018. We should point out that capital generation from income and the issuance of perpetual subordinated notes sustained the growth in assets and the acquisition of the investment in XP, in addition to enabling distributions of earnings to shareholders at higher levels than in 2017. In January 2019, Itaú Unibanco Holding issued R$3.05 billion of Perpetual Subordinated Financial Notes under private placements with professional investors. The Financial Notes carry a repurchase option commencing 2024, in addition to qualifying as part of the Additional Tier I Capital of Itaú Unibanco Holding's Regulatory Capital . Both the repurchase and the incorporation into the capital are subject to approval by the Central Bank of Brazil. Our banking business is not just confined to our operations in Brazil. Our internationalization is present in 19 countries where we operate, with 512 branches and 13.5 thousand employees. Why is it necessary to internationalize? Because it allows the bank access to new markets and in increase in scale. It also supplements the offer side. Our strategy involves two distinct models. Ÿ In the Northern Hemisphere, the service units are seeking to expand the range of products, optimize and simplify structures and processes and innovate the technology platform. Ÿ In the Southern Cone and at Itaú Corpbanca, we have adopted the universal bank model, operating predominantly in Latin America. The aim is to accelerate development and optimize our investments. Our strategy in the Latin American countries provides for attaining in that region the management standard that Itaú Unibanco enjoys in Brazil, by standardizing practices and creating conditions for us to assume additional positions of leadership. These objectives apply to our Southern Cone operations, and they are important in the process for incorporating Itaú CorpBanca (a significant competitor in the banking markets of Chile and Colombia). In November, we launched Itaú Valores in Argentina, to serve high-income individual investors and institutional clients, as well as foreigners doing business there. This decision further boosts the bank’s confidence in the growth potential of the Argentine market where Itaú Unibanco has been present for 23 years. We are also seeking to strengthen our operations in the Northern Hemisphere, where our primary objective is to optimize and simplify our processes. In Latin America, we are always striving to improve customer satisfaction, while also developing products and services with digital solutions and bases. The main challenge is to accelerate digitalization at all our overseas units. 61

Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport - 12.4 24 - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 62Underlying every one of these six strategic objectives are sustainability and best corporate governance practices. They are aligned with our directive of being a customer-centric bank. Sustainability has also been a historical feature of Itaú Unibanco. We invest in other sectors, in addition to our core business. Thus, we founded Instituto Unibanco (in 1982), Instituto Itaú Cultural (in 1987) and Fundação Itaú Social (in 1993). They were all designed as vehicles for the bank’s efforts, in the social sphere, to improve Brazil in various aspects. Among the initiatives of the Itaú Unibanco Conglomerate in 2018 to support social transformation agendas, worthy of note is the private social investment model which received several injections of funds to support initiatives and projects aligned with our institutional causes. We recognize and place great store on our responsibility for Brazil’s development, and we continue to pursue our purpose of fostering positive change in people’s lives and in society. We did this in three ways: direct injections of financial resources; supporting projects that qualify under the incentives law; and through our institutes and foundations. These social investments have been structured to improve areas like education, culture, sport, urban mobility, health and aging. In 2018, we invested R$631.0 million in projects, 82.1% of which via donations and sponsorships by Itaú Unibanco itself, and 17.9% using funds under incentive programs (the Rouanet and the Sports Incentive Laws), contributing to projects dedicated to education, health, culture, sport and mobility. We give below details of our performance in 2018: 3 BRAZIL LATAM Number of Number of Total Amount Amount Projects Projects (R$ millions) (R$ millions) (R$ millions) Sponsorship (1) 485.1 1,086 33. 1 125 518.3 Non incentive-based Education 266.6 501 4.9 45 Sport 4.9 4 0.7 2 105.9 240 13.1 4 3 Culture 64.3 45 10.5 3 Urban Mobility 7.6 44 - - Diversity Innovation and Entrepreneurship 24.5 183 0.6 11 Develop. and Local Participation 11.4 69 3.4 21 (2) 109.1 216 3. 6 11 112. 7 Incentivized Culture 51.6 83 2.7 1 Sport - 12.4 24 - Education 0.9 1 0 12.4 58 Health - - 20.3 35 Senior Citizens 12.3 16 - - Total 594.2 1,302 36.8 136 631.0 (1) Own funds of the bank’s companies and in-house budgets of the foundations and institutes. (2) Tax incentive funds under legislation such as the Rouanet and Sports Incentive Laws, among others. (3) Foreign currency amounts were converted to Brazilian Reais at December 31, 2018. 62

In January 1999, the Dow Jones Sustainability Index (DJSI) was created. Today, we are still the only Latin American bank on the index since its inception. In the 2018/2019 edition, we were chosen for the 19th consecutive year. This time, we were awarded the best score in the banking sector in the items "Environmental Reporting", "Fiscal Strategy", "Financial Stability and Systemic Risk", "Financial Inclusion", "Corporate Citizenship and Philanthropy" and "Social Reporting". Moreover, we were also chosen to be part of the Dow Jones Sustainability Emerging Markets Index portfolio. Furthermore, we are also on the Bloomberg Gender Equality Index, once again figuring on the 2018 Gender Equality Index organized by Bloomberg.

For the 13th consecutive year, we have been chosen for the select portfolio of the B3 Corporate Sustainability Index (ISE), which reflects the returns on a portfolio consisting of the shares of companies with the best performance in all aspects of corporate sustainability.

These recognitions are not only the result of one or other isolated action, but of our permanent concern with sustainability. One of these actions involves bicycles, endearingly referred to as the "laranjinhas" (little orange ones), which are part of the day-to-day life of six Brazilian capital cities, as well as Santiago, in Chile.

Corporate governance plays the fundamental role of protecting the interests of the various stakeholders with whom the organization relates, and it is key to achieving long-term sustainable growth. It is an integral part not only of the challenges described herein, but also of every phase of our daily activities, from compensation practices, to risk management.

We wish to draw attention to several corporate governance actions in 2018:

- In July saw the approval for the full-time installation of our Fiscal Council, which operates independently from our management, our external auditors and the Audit Committee. Since the year 2000, the Fiscal Council has been installed on an annual basis.
- In January 2019, Caio Ibrahim David was invested as the General Director, Wholesale Banking. Prior to this, he had been Vice President, Risks and Finance, CFO and CRO. This position was taken up by Milton Maluhy Filho, who ended his term of office as president of Itaú CorpBanca, in January 2019.
- In January 2019, we announced the creation of the Social Responsibility Committee, which will report to the Board of Directors. Its remit is to define strategies and monitor the performance of our actions involving this issue.

A fundamental value of good corporate governance is transparency with investors. We strive to ensure unfettered communication with shareholders. In 2018, we held 16 Apimec meetings across Brazil, attracting 2,437 shareholders. Our Apimec SP meeting (public meeting) was awarded the seal of "Quality" as the Best Apimec SP meeting of 2018.

In addition, we innovated with the launch of our new Investor Relations site, with a flexible design, three different layouts for specific times of the year and for when we need to inform users.

A new departure on the site is the podcast, a trend in digital communication. Itaú Unibanco is the first publicly traded company in Brazil to have a podcast designed for Investor Relations. We will make audio content available on a monthly basis, and there are already 4 editions available on our site, while the audio files are also available on other platforms like Spotify and ITunes.

Our results are the event of having applied our business model and the six strategic objectives. All future actions and plans described in this document serve one and the same purpose: the value creation for both our shareholders and society.

The distribution of added value[1] in 2018 amounted to R$73.0 billion, consisting of taxes, employees, reinvestments, shareholders and other.

(1) Includes recurring net income and the reclassification of hedge tax effects of investments abroad to the financial margin.


R$ billion
Other
R$1.5
Reinvestments
R$2.1
Taxes
R$23.3
2%
3%
32%
R$73.0
33%
Shareholders
R$24.4
30%
Employees
R$21.6

63

Evolution of R$100 invested on the date preceding the announcement of the merger (10/31/2008) to 12/31/2018


559
368
269
183
100
Oct-08
Jun-09
Feb-10
Oct-10
Jun-11
Feb-12
Oct-12
Jun-13
Feb-14
Oct-14
Jun-15
Feb-16
Oct-16
Jun-17
Feb-18
Dec-18
ITUB4 adjusted for dividends
ITUB4 not adjusted for dividends
CDI
Dollar

Average Daily Volume Trading of Itaú Unibanco Shares (R$ millions)


702
292
410
2012
659
326
333
2013
827
419
409
2014
984
478
506
2015
942
438
504
2016
877
442
435
2017
1.256
652
604
2018
B3 (common and preferred shares)
NYSE (ADR)

Our common and preferred shares underwent a 50% split on 11/26/2018. As a result, the shareholders received a new share, free of charge, for every two shares of the same type they were holding. It is important to point out that monthly dividends were held at R$0.015 per share, so that the total monthly amount paid to the shareholders has risen by 50%, since 01/02/2019.

Furthermore, in 2018 we acquired[1] 19.7 million of our own preferred shares at an average price of R$25.93 per share. Our current repurchase program, approved by the Board of Directors in December 2017, authorizes us to acquire up to 28,616,649 of our own common shares and up to 50 million of our own preferred shares, permitting the transactions to take place between December 20, 2017 and June 19, 2019.

(1) amounts adjusted for the split of 50%.

In 2018, we paid, recognized in a provision or identified in Stockholders' Equity the amount of R$22.4 billion in dividends and net interest on capital, the highest in our history, corresponding to 87.2% of 2018 consolidated recurring net income, which represents an increase of 27.8% from 2017 fiscal year.

Acknowledgements

We wish to thank our employees for their dedication and skills, which have enabled us to obtain consistent results; and our customers and shareholders for their trust in Itaú Unibanco (Approved at the Meeting of the Board of Directors on February 4 , 2019).

64

INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. and its subsidiaries for the period from January to December 2018 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 65INDEPENDENT AUDITORS – CVM Instruction No. 381 Procedures adopted by the Company The policy adopted by us, including our subsidiaries and parent company, for contracting non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit their own work, (b) an auditor cannot have a management role in companies where they provide external audit services; and (c) an auditor cannot promote their client’s interests. In the period from January to December 2018, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees. According to CVM Instruction No. 381, we list below the non-audit services provided and related dates: - January 11 and August 3 - review of compliance with transfer pricing policies; - February 1 and April 3 - review of tax-accounting bookkeeping; - February 15, May 23, July 16 and September 26 - acquisition of technical and training materials; - October 4 – issuance of the review report on income tax calculations and settlement; and - October 18 – reasonable assurance on compliance with the terms of commitment signed with a government body. Independent Auditors’ Justification – PricewaterhouseCoopers The provision of other professional, non-audit related services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval from Itaú Unibanco’s Audit Committee. BACEN – Circular No. 3,068/01 We hereby warrant having the financial capacity and the intention to hold to maturity securities classified in the “securities held to maturity” category in the balance sheet, in the amount of R$40.5 billion, corresponding to 8.9% of total securities and derivative financial instruments held in December 2018. International Financial Reporting Standards (IFRS) We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Results Center). The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. and its subsidiaries for the period from January to December 2018 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP), the National Superintendence of Supplementary Pension (PREVIC), and the recommendations of the International Accounting Standards Board (IASB). The information presented here is available on the Investor Relations (IR) site of Itaú Unibanco, at www.itau.com.br/investor-relations > Results Center. 65

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Members

Alfredo Egydio Setubal
Amos Genish
Ana Lúcia de Mattos Barretto Villela
Fábio Colletti Barbosa
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE

Chairman

Gustavo Jorge Laboissière Loyola

Members

Antonio Carlos Barbosa de Oliveira
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL

Chairman

José Caruso Cruz Henriques

Members

Alkimar Ribeiro Moura
Carlos Roberto de Albuquerque Sá

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Candido Botelho Bracher

Director Generals

Eduardo Mazzilli de Vassimon [3]
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Caio Ibrahim David [3]
Claudia Politanski
Milton Maluhy Filho [2]

Executive Officers

Alexsandro Broedel Lopes [*]
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers

Adriano Cabral Volpini [1]
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Renato Barbosa do Nascimento
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth

Accountant

Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

[*] *Group Executive Finance Director and Head of Investor Relations.*
[1] *Elected at the ESM of 10/25/2018, approved by the BACEN of 11/30/2018.*
[2] *Elected at the ESM of 11/29/2018, approved by the BACEN of 12/17/2018.*
[3] *It was recorded that, on 01/03/2019, the Managing Vice-President Caio Ibrahim David, was relocated to the position of General Manager, replacing the General Manager Eduardo Mazzilli de Vassimon.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 67

ITAÚ UNIBANCO S.A.

Director Generals

Eduardo Mazzilli de Vassimon [5]
Márcio de Andrade Schettini

Executive Vice-Presidents

André Sapoznik
Caio Ibrahim David [3]
Claudia Politanski
Milton Maluhy Filho [2]

Executive Officers

Alexsandro Broedel Lopes
André Luís Teixeira Rodrigues
Carlos Eduardo Monico
Carlos Fernando Rossi Constantini [2]
Carlos Orestes Vanzo [4]
Christian George Egan
Fernando Barçante Tostes Malta
Fernando Marsella Chacon Ruiz
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Luiz Eduardo Loureiro Veloso
Marcelo Kopel
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman
Wagner Bettini Sanches

Officers

Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes De Sá Drumond Pardo
Andre Balestrin Cestare
André Carvalho Whyte Gailey
André Henrique Caldeira Daré
Andrea Carpes Blanco
Andréa Matteucci Pinotti
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Bruno Machado Ferreira
Carlos Augusto Salamonde [1]
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Rodrigo Formigari
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte

Officers (continued)

Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Esteban Mato Amorin
Eduardo Estefan Ventura [1]
Eduardo Hiroyuki Miyaki
Eduardo Queiroz Tracanella
Emerson Savi Junqueira
Emilio Pedro Borsari Filho
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Gustavo Trovisco Lopes
João Antonio Dantas Bezerra Leite
Jorge Luiz Viegas Ramalho
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes
Luís Fernando Staub
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcello Siniscalchi
Marcio Luís Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Milena de Castilho Lefon Martins
Pedro Barros Barreto Fernandes
Renato Cesar Mansur
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Rodnei Bernardino de Souza
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Rogerio Narle Elmais
Rogerio Vasconcelos Costa
Rubens Luiz dos Santos Henriques [2]
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner

[1] *Elected at the ESM of 10/01/2018, approved by the BACEN of 11/09/2018.*
[2] *Elected at the ESM of 12/03/2018, awaiting approval from BACEN.*
[3] *Relocation of the current Managing Vice-President Caio Ibrahim David to the position of General Manager, who will be installed in his position upon the installation of Milton Maluhy Filho.*
[4] *Relocation of 12/31/18, of the current Officer Carlos Orestes Vanzo to the position of Executive Officer.*
[5] *Eduardo Mazzilli de Vassimon will no longer perform his duties upon the installation of Milton Maluhy Filho.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 68

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer

Eduardo Mazzilli de Vassimon [2]
Caio Ibrahim David [1] [2]

Executive Vice-President

Alberto Fernandes [3]

Executive Officers

André Luís Teixeira Rodrigues [4]
Christian George Egan
Flavio Augusto Aguiar de Souza [1] [4]
João Marcos Pequeno de Biase [1] [2]
Luís Eduardo Gross Siqueira Cunha

Officers

Adriano Cabral Volpini
Badi Maani Shaikhzadeh
Carlos Augusto Salamonde [1] [5]
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte
Cristiano Rogério Cagne [5]
Eduardo Hiroyuki Miyaki
Eric André Altafim
Felipe Weil Wilberg
Flávio Delfino Júnior
Gabriel Guedes Pinto Teixeira
Gilberto Frussa
Matias Granata
Ricardo Nuno Delgado Gonçalves
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

(1) Elected at the ESM of 12/03/2018, approved by the BACEN of 01/23/2019.
(2) Eduardo Mazzilli de Vassimon will no longer perform his duties upon the installation of Caio Ibrahim David.
(3) Alberto Fernandes will no longer perform his duties upon the installation of João Marcos Pequeno de Biase.
(4) André Luís Teixeira Rodrigues will no longer perform his duties upon the installation of Flávio Augusto Aguiar de Souza.
(5) Cristiano Rogério Cagne will no longer perform his duties upon the installation of Carlos Augusto Salamonde.

ITAÚ SEGUROS S.A.

Chief Executive Officer

Luiz Eduardo Loureiro Veloso

Officers

Badi Maani Shaikhzadeh
Carlos Henrique Donegá Aidar
Eduardo Hiroyuki Miyaki
Luiz Fernando Butori Reis Santos
Matias Granata [1]

(1) *Elected at the ESM of 10/29/2018.*

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 69

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2018 12/31/2017 Current assets 1,209,421,782 1 ,089,698,982 Cash 0 37,158,576 18,749,350 Interbank investments 3b and 4 3 03,955,310 270,045,399 Money market 0 2 75,671,932 238,752,482 Money market – Assets Guaranteeing Technical Provisions 8b 2 ,556,545 3,257,326 Interbank deposits 0 2 5,726,833 2 8,035,591 Securities and derivative financial instruments 3c, 3d and 5 328,125,382 333,777,929 Own portfolio 0 8 0,113,109 97,744,768 Subject to repurchase commitments 0 3 5,361,170 3 3,401,902 Pledged in guarantee 0 2 ,805,395 1 1,354,597 Securities under resale agreements with free movement 0 4,985,360 1,745,202 Deposited with the Central Bank of Brazil 0 2 ,917,625 3,386,777 Derivative financial instruments 0 10,278,463 1 3,149,331 Assets guaranteeing technical provisions 8b 191,664,260 172,995,352 Interbank accounts 0 132,204,682 1 32,523,704 Pending settlement 0 3 7,647,435 3 3,103,755 Central Bank of Brazil deposits 0 94,148,242 98,836,941 National Housing System (SFH) 0 11,705 8 ,491 Correspondents 0 45,481 3 4,779 Interbank onlending 0 351,819 539,738 Interbranch accounts 0 517,560 123,946 Loan, lease and other credit operations 6 272,099,729 2 45,048,364 Operations with credit granting characteristics 3e 2 89,099,802 2 61,103,526 (Allowance for loan losses) 3f (17,000,073) (16,055,162) Other receivables 10a 132,953,570 8 6,969,324 Other assets 3g 2,406,973 2,460,966 Assets held for sale 0 1,498,597 1,260,614 (Valuation allowance) 0 (618,515) (524,477) Unearned reinsurance premiums 6 ,729 4 ,848 Prepaid expenses 3g and 10c 1 ,520,162 1 ,719,981 Long term receivables 0 4 05,813,608 3 85,518,078 Interbank investments 3b and 4 7 91,348 1,208,747 Money market 0 103,235 195,861 Interbank deposits 0 6 88,113 1 ,012,886 Securities and derivative financial instruments 3c, 3d and 5 1 29,387,670 1 11,972,591 Own portfolio 0 43,466,424 56,771,744 Subject to repurchase commitments 0 25,538,391 1 7,208,562 Pledged in guarantee 0 4,942,554 6,580,660 Securities under resale agreements with free movement 0 31,639,584 1 3,169,009 Deposited with the Central Bank of Brazil 553,557 6 98,010 Derivative financial instruments 0 1 3,193,240 9,532,003 Assets guaranteeing technical provisions 8b 1 0,053,920 8 ,012,603 Interbank accounts 0 5 4,096 1 04,723 Pending settlement 49,809 - National Housing System (SFH) 4 ,287 1 04,723 Loan, lease and other credit operations 6 227,256,829 213,187,027 Operations with credit granting characteristics 3e 243,381,694 232,491,686 (Allowance for loan losses) 3f (16,124,865) (19,304,659) Other receivables 10a 47,777,991 5 8,398,347 Other assets - Prepaid Expenses 3g and 10c 545,674 646,643 Unearned reinsurance premiums - 3,975 Prepaid expenses 3g and 10c 5 45,674 642,668 Permanent assets 0 3 4,378,004 2 8,286,424 Investments 3h and 12a 12,949,833 5 ,458,802 Investments in associates and jointly controlled entities 0 1 2,658,166 5,153,969 Other investments 0 5 00,454 5 13,659 (Allowance for losses) 0 (208,787) (208,826) Real estate in use 3i and 12b l 6 ,404,641 6,394,948 Real estate in use 0 4 ,319,747 4,303,629 Other fixed assets 0 1 4,048,399 1 3,051,144 (Accumulated depreciation) 0 (11,963,505) (10,959,825) Goodwill and Intangible assets 3j, 3k and 12b ll 1 5,023,530 1 6,432,674 Goodwill 0 1,281,496 1,451,809 Intangible assets 0 23,324,915 2 2,020,909 (Accumulated amortization) 0 (9,582,881) (7,040,044) Total assets 1 ,649,613,394 1 ,503,503,484 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 70 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Assets Note 12/31/2018 12/31/2017 Current assets 1,209,421,782 1 ,089,698,982 Cash 0 37,158,576 18,749,350 Interbank investments 3b and 4 3 03,955,310 270,045,399 Money market 0 2 75,671,932 238,752,482 Money market – Assets Guaranteeing Technical Provisions 8b 2 ,556,545 3,257,326 Interbank deposits 0 2 5,726,833 2 8,035,591 Securities and derivative financial instruments 3c, 3d and 5 328,125,382 333,777,929 Own portfolio 0 8 0,113,109 97,744,768 Subject to repurchase commitments 0 3 5,361,170 3 3,401,902 Pledged in guarantee 0 2 ,805,395 1 1,354,597 Securities under resale agreements with free movement 0 4,985,360 1,745,202 Deposited with the Central Bank of Brazil 0 2 ,917,625 3,386,777 Derivative financial instruments 0 10,278,463 1 3,149,331 Assets guaranteeing technical provisions 8b 191,664,260 172,995,352 Interbank accounts 0 132,204,682 1 32,523,704 Pending settlement 0 3 7,647,435 3 3,103,755 Central Bank of Brazil deposits 0 94,148,242 98,836,941 National Housing System (SFH) 0 11,705 8 ,491 Correspondents 0 45,481 3 4,779 Interbank onlending 0 351,819 539,738 Interbranch accounts 0 517,560 123,946 Loan, lease and other credit operations 6 272,099,729 2 45,048,364 Operations with credit granting characteristics 3e 2 89,099,802 2 61,103,526 (Allowance for loan losses) 3f (17,000,073) (16,055,162) Other receivables 10a 132,953,570 8 6,969,324 Other assets 3g 2,406,973 2,460,966 Assets held for sale 0 1,498,597 1,260,614 (Valuation allowance) 0 (618,515) (524,477) Unearned reinsurance premiums 6 ,729 4 ,848 Prepaid expenses 3g and 10c 1 ,520,162 1 ,719,981 Long term receivables 0 4 05,813,608 3 85,518,078 Interbank investments 3b and 4 7 91,348 1,208,747 Money market 0 103,235 195,861 Interbank deposits 0 6 88,113 1 ,012,886 Securities and derivative financial instruments 3c, 3d and 5 1 29,387,670 1 11,972,591 Own portfolio 0 43,466,424 56,771,744 Subject to repurchase commitments 0 25,538,391 1 7,208,562 Pledged in guarantee 0 4,942,554 6,580,660 Securities under resale agreements with free movement 0 31,639,584 1 3,169,009 Deposited with the Central Bank of Brazil 553,557 6 98,010 Derivative financial instruments 0 1 3,193,240 9,532,003 Assets guaranteeing technical provisions 8b 1 0,053,920 8 ,012,603 Interbank accounts 0 5 4,096 1 04,723 Pending settlement 49,809 - National Housing System (SFH) 4 ,287 1 04,723 Loan, lease and other credit operations 6 227,256,829 213,187,027 Operations with credit granting characteristics 3e 243,381,694 232,491,686 (Allowance for loan losses) 3f (16,124,865) (19,304,659) Other receivables 10a 47,777,991 5 8,398,347 Other assets - Prepaid Expenses 3g and 10c 545,674 646,643 Unearned reinsurance premiums - 3,975 Prepaid expenses 3g and 10c 5 45,674 642,668 Permanent assets 0 3 4,378,004 2 8,286,424 Investments 3h and 12a 12,949,833 5 ,458,802 Investments in associates and jointly controlled entities 0 1 2,658,166 5,153,969 Other investments 0 5 00,454 5 13,659 (Allowance for losses) 0 (208,787) (208,826) Real estate in use 3i and 12b l 6 ,404,641 6,394,948 Real estate in use 0 4 ,319,747 4,303,629 Other fixed assets 0 1 4,048,399 1 3,051,144 (Accumulated depreciation) 0 (11,963,505) (10,959,825) Goodwill and Intangible assets 3j, 3k and 12b ll 1 5,023,530 1 6,432,674 Goodwill 0 1,281,496 1,451,809 Intangible assets 0 23,324,915 2 2,020,909 (Accumulated amortization) 0 (9,582,881) (7,040,044) Total assets 1 ,649,613,394 1 ,503,503,484 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 70

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 12/31/2018 12/31/2017 Current liabilities 9 01,809,366 793,758,946 Deposits 3b and 7b 3 07,832,084 273,339,101 Demand deposits - 72,580,793 68,973,374 Savings deposits - 136,865,150 1 19,980,208 Interbank deposits - 2,468,701 1,664,631 Time deposits - 95,914,713 82,718,297 Other deposits - 2 ,727 2 ,591 Deposits received under securities repurchase agreements 3b and 7c 284,519,772 2 52,083,864 Own portfolio - 75,488,805 8 2,203,557 Third-party portfolio - 181,694,343 158,000,043 Free portfolio - 27,336,624 11,880,264 Funds from acceptances and issuance of securities 3b and 7d 33,405,852 48,437,013 Real estate, mortgage, credit and similar notes - 2 5,189,429 3 4,842,544 Foreign borrowing through securities - 6,266,935 11,831,551 Structured operations certificates 1,949,488 1 ,762,918 Interbank accounts - 4 1,253,291 3 4,116,644 Pending settlement - 40,832,886 3 3,761,289 Correspondents - 4 20,405 3 55,355 Interbranch accounts - 5 ,609,851 4,969,504 Third-party funds in transit - 5,600,295 4 ,947,961 Internal transfer of funds - 9,556 2 1,543 Borrowing and onlending 3b and 7e 47,977,175 38,709,245 Borrowing - 42,675,682 30,718,378 Onlending - 5 ,301,493 7,990,867 Derivative financial instruments 3d and 5f 10,013,584 1 3,102,103 Technical provision for insurance, pension plan and capitalization 3m and 8a 3 ,408,292 1,721,255 Other liabilities - 1 67,789,465 127,280,217 Subordinated debt 7f 343,174 12,498,741 Sundry 10d 167,446,291 114,781,476 Long term liabilities - 6 01,055,406 5 68,373,734 Deposits 3b and 7b 155,592,293 1 29,598,806 Interbank deposits - 2 05,827 517,143 Time deposits - 155,386,466 1 29,081,663 Deposits received under securities repurchase agreements 3b and 7c 58,716,690 7 1,826,142 Own portfolio - 6 ,420,353 2 7,178,185 Free portfolio - 5 2,296,337 4 4,647,957 Funds from acceptances and issuance of securities 3b and 7d 78,160,070 59,144,011 Real estate, mortgage, credit and similar notes - 4 1,524,348 26,474,085 Foreign borrowing through securities - 3 5,786,905 30,045,568 Structured Operations Certificates 8 48,817 2 ,624,358 Borrowing and onlending 3b and 7e 1 9,970,017 24,731,795 Borrowing - 7,364,711 8 ,541,383 Onlending - 1 2,605,306 1 6,190,412 Derivative financial instruments 3d and 5f 1 7,471,428 1 3,350,513 Technical provision for insurance, pension plan and capitalization 3m and 8a 200,008,935 1 82,025,607 Other liabilities - 7 1,135,973 87,696,860 Subordinated debt 7f 41,267,980 36,048,767 Debt instruments eligible as capital 7f 7 ,701,570 4 ,148,367 Sundry 10d 22,166,423 4 7,499,726 Deferred income 3q 2,624,986 2,433,470 Capital - 97,148,000 9 7,148,000 Capital reserves - 1 ,923,056 1,733,611 Revenue reserves - 37,384,137 33,371,254 Asset valuation adjustment 3c, 3d and 13e (2,878,929) (2,586,498) (Treasury shares) - (1,819,690) (2,742,767) Total stockholders' equity of controlling shareholders 13 1 31,756,574 1 26,923,600 Non-controlling interests 12,367,062 1 2,013,734 Total stockholders' equity 13f 1 44,123,636 138,937,334 Total liabilities and stockholders' equity 1,649,613,394 1 ,503,503,484 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 71 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (Note 2a) (In thousands of Reais) Liabilities Note 12/31/2018 12/31/2017 Current liabilities 9 01,809,366 793,758,946 Deposits 3b and 7b 3 07,832,084 273,339,101 Demand deposits - 72,580,793 68,973,374 Savings deposits - 136,865,150 1 19,980,208 Interbank deposits - 2,468,701 1,664,631 Time deposits - 95,914,713 82,718,297 Other deposits - 2 ,727 2 ,591 Deposits received under securities repurchase agreements 3b and 7c 284,519,772 2 52,083,864 Own portfolio - 75,488,805 8 2,203,557 Third-party portfolio - 181,694,343 158,000,043 Free portfolio - 27,336,624 11,880,264 Funds from acceptances and issuance of securities 3b and 7d 33,405,852 48,437,013 Real estate, mortgage, credit and similar notes - 2 5,189,429 3 4,842,544 Foreign borrowing through securities - 6,266,935 11,831,551 Structured operations certificates 1,949,488 1 ,762,918 Interbank accounts - 4 1,253,291 3 4,116,644 Pending settlement - 40,832,886 3 3,761,289 Correspondents - 4 20,405 3 55,355 Interbranch accounts - 5 ,609,851 4,969,504 Third-party funds in transit - 5,600,295 4 ,947,961 Internal transfer of funds - 9,556 2 1,543 Borrowing and onlending 3b and 7e 47,977,175 38,709,245 Borrowing - 42,675,682 30,718,378 Onlending - 5 ,301,493 7,990,867 Derivative financial instruments 3d and 5f 10,013,584 1 3,102,103 Technical provision for insurance, pension plan and capitalization 3m and 8a 3 ,408,292 1,721,255 Other liabilities - 1 67,789,465 127,280,217 Subordinated debt 7f 343,174 12,498,741 Sundry 10d 167,446,291 114,781,476 Long term liabilities - 6 01,055,406 5 68,373,734 Deposits 3b and 7b 155,592,293 1 29,598,806 Interbank deposits - 2 05,827 517,143 Time deposits - 155,386,466 1 29,081,663 Deposits received under securities repurchase agreements 3b and 7c 58,716,690 7 1,826,142 Own portfolio - 6 ,420,353 2 7,178,185 Free portfolio - 5 2,296,337 4 4,647,957 Funds from acceptances and issuance of securities 3b and 7d 78,160,070 59,144,011 Real estate, mortgage, credit and similar notes - 4 1,524,348 26,474,085 Foreign borrowing through securities - 3 5,786,905 30,045,568 Structured Operations Certificates 8 48,817 2 ,624,358 Borrowing and onlending 3b and 7e 1 9,970,017 24,731,795 Borrowing - 7,364,711 8 ,541,383 Onlending - 1 2,605,306 1 6,190,412 Derivative financial instruments 3d and 5f 1 7,471,428 1 3,350,513 Technical provision for insurance, pension plan and capitalization 3m and 8a 200,008,935 1 82,025,607 Other liabilities - 7 1,135,973 87,696,860 Subordinated debt 7f 41,267,980 36,048,767 Debt instruments eligible as capital 7f 7 ,701,570 4 ,148,367 Sundry 10d 22,166,423 4 7,499,726 Deferred income 3q 2,624,986 2,433,470 Capital - 97,148,000 9 7,148,000 Capital reserves - 1 ,923,056 1,733,611 Revenue reserves - 37,384,137 33,371,254 Asset valuation adjustment 3c, 3d and 13e (2,878,929) (2,586,498) (Treasury shares) - (1,819,690) (2,742,767) Total stockholders' equity of controlling shareholders 13 1 31,756,574 1 26,923,600 Non-controlling interests 12,367,062 1 2,013,734 Total stockholders' equity 13f 1 44,123,636 138,937,334 Total liabilities and stockholders' equity 1,649,613,394 1 ,503,503,484 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 71

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income related to financial operations 71,516,861 141,582,105 147,494,988 Loan, lease and other credit operations - 3 7,291,287 7 4,663,753 7 4,721,149 Securities and derivative financial instruments - 21,852,092 4 5,945,087 4 9,700,617 Financial income related to insurance, pension plan and capitalization operations 8c 7,987,797 12,345,576 1 5,277,709 Foreign exchange operations - 1 ,973,712 3 ,684,996 6 44,682 Compulsory deposits - 2,411,973 4,942,693 7 ,150,831 Expenses related to financial operations - (39,442,922) (83,498,848) (82,570,681) Money market - (2 8,286,447) (61,237,417) (6 2,340,486) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (7,741,188) (11,815,246) (1 4,918,112) Borrowing and onlending 7e (3,415,287) (10,446,185) (5 ,312,083) Income related to financial operations before loan and losses - 32,073,939 58,083,257 64,924,307 Result of allowance for loan losses 6 (4,524,941) (10,367,771) (15,048,252) Expenses for allowance for loan losses - (6,955,670) (14,501,245) (18,749,556) Income related to recovery of credits written off as loss - 2,430,729 4 ,133,474 3,701,304 Gross income related to financial operations - 27,548,998 47,715,486 49,876,055 Other operating revenues (expenses) - (8,935,355) (16,171,139) (16,970,081) Banking service fees 10e 13,178,257 25,779,598 23,892,445 Income related to bank charges 10f 6 ,381,786 12,620,870 1 1,909,748 Result from insurance, pension plan and capitalization operations 8c 1 ,603,031 3,475,168 4,018,032 Personnel expenses 10g (1 2,607,648) (2 3,938,900) (2 2,350,923) Other administrative expenses 10h (1 0,287,913) (1 9,849,388) (18,479,728) Tax expenses 3p and 11a II (3 ,732,038) (6 ,708,065) (7 ,035,918) Equity in earnings of affiliates, jointly controlled entities and other investments 5 28,879 8 08,691 6 26,993 Other operating revenues 1 ,390,779 1,844,527 1,177,256 Other operating expenses 10i (5 ,390,488) (1 0,203,640) (10,727,986) Operating income - 18,613,643 31,544,347 32,905,974 Non-operating income 227,109 2 46,988 (1 4,990) Income before taxes on income and profit sharing - 18,840,752 31,791,335 32,890,984 Income tax and social contribution 3p and 11a I (6,060,577) (6,234,377) (8,868,899) Due on operations for the period - (4 75,071) (4 ,779,876) (5,157,616) Related to temporary differences - (5,585,506) (1 ,454,501) (3,711,283) Profit sharing – Management Members - Statutory - (153,665) (257,918) (243,584) Non-controlling interests 13f (173,496) (321,618) 186,050 Net income 12,453,014 24,977,422 23,964,551 Weighted average of the number of outstanding shares 13a 9,718,162,444 9,755,865,045 Net income per share – R$ 2 .57 2 .46 Book value per share - R$ (outstanding at 12/31) 1 3.55 1 3.09 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 72 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income (Note 2a) (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income related to financial operations 71,516,861 141,582,105 147,494,988 Loan, lease and other credit operations - 3 7,291,287 7 4,663,753 7 4,721,149 Securities and derivative financial instruments - 21,852,092 4 5,945,087 4 9,700,617 Financial income related to insurance, pension plan and capitalization operations 8c 7,987,797 12,345,576 1 5,277,709 Foreign exchange operations - 1 ,973,712 3 ,684,996 6 44,682 Compulsory deposits - 2,411,973 4,942,693 7 ,150,831 Expenses related to financial operations - (39,442,922) (83,498,848) (82,570,681) Money market - (2 8,286,447) (61,237,417) (6 2,340,486) Financial expenses on technical provisions for insurance, pension plan and capitalization 8c (7,741,188) (11,815,246) (1 4,918,112) Borrowing and onlending 7e (3,415,287) (10,446,185) (5 ,312,083) Income related to financial operations before loan and losses - 32,073,939 58,083,257 64,924,307 Result of allowance for loan losses 6 (4,524,941) (10,367,771) (15,048,252) Expenses for allowance for loan losses - (6,955,670) (14,501,245) (18,749,556) Income related to recovery of credits written off as loss - 2,430,729 4 ,133,474 3,701,304 Gross income related to financial operations - 27,548,998 47,715,486 49,876,055 Other operating revenues (expenses) - (8,935,355) (16,171,139) (16,970,081) Banking service fees 10e 13,178,257 25,779,598 23,892,445 Income related to bank charges 10f 6 ,381,786 12,620,870 1 1,909,748 Result from insurance, pension plan and capitalization operations 8c 1 ,603,031 3,475,168 4,018,032 Personnel expenses 10g (1 2,607,648) (2 3,938,900) (2 2,350,923) Other administrative expenses 10h (1 0,287,913) (1 9,849,388) (18,479,728) Tax expenses 3p and 11a II (3 ,732,038) (6 ,708,065) (7 ,035,918) Equity in earnings of affiliates, jointly controlled entities and other investments 5 28,879 8 08,691 6 26,993 Other operating revenues 1 ,390,779 1,844,527 1,177,256 Other operating expenses 10i (5 ,390,488) (1 0,203,640) (10,727,986) Operating income - 18,613,643 31,544,347 32,905,974 Non-operating income 227,109 2 46,988 (1 4,990) Income before taxes on income and profit sharing - 18,840,752 31,791,335 32,890,984 Income tax and social contribution 3p and 11a I (6,060,577) (6,234,377) (8,868,899) Due on operations for the period - (4 75,071) (4 ,779,876) (5,157,616) Related to temporary differences - (5,585,506) (1 ,454,501) (3,711,283) Profit sharing – Management Members - Statutory - (153,665) (257,918) (243,584) Non-controlling interests 13f (173,496) (321,618) 186,050 Net income 12,453,014 24,977,422 23,964,551 Weighted average of the number of outstanding shares 13a 9,718,162,444 9,755,865,045 Net income per share – R$ 2 .57 2 .46 Book value per share - R$ (outstanding at 12/31) 1 3.55 1 3.09 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 72

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	Note	2nd Half of 2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Adjusted net income		**44,227,091**	**66,744,113**	**68,571,143**
Net income		12,453,014	24,977,422	23,964,551
Adjustments to net income:		31,774,077	41,766,691	44,606,592
Share-based payment		288,243	(97,705)	80,675
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)		303,485	624,923	1,648,677
Effects of changes in exchange rates on cash and cash equivalents		1,293,896	(990,058)	687,494
Allowance for loan losses	6c	6,955,670	14,501,245	18,749,556
Interest and foreign exchange expenses related to operations with subordinated debt		1,422,867	8,758,417	4,713,628
Change in technical provisions for pension plan and capitalization	8c	15,570,551	19,644,609	14,918,112
Depreciation and amortization		2,278,780	4,335,704	3,790,045
Interest expenses related to provision for contingent and legal liabilities	9b	532,634	1,038,174	1,325,501
Provision for contingent and legal liabilities	9b	1,379,838	2,463,960	3,641,812
Interest income related to escrow deposits	9b	(116,138)	(198,977)	(344,667)
Deferred taxes (excluding hedge tax effects)		6,123,804	9,466,377	5,408,702
Equity in earnings of affiliates, jointly controlled entities and other investments		(528,879)	(808,691)	(626,993)
Interest and foreign exchange income related to available-for-sale securities		(3,176,206)	(12,553,827)	(8,946,157)
Interest and foreign exchange income related to held-to-maturity securities		(1,306,433)	(4,462,155)	316,433
(Gain) loss on sale of available-for-sale financial assets		122,642	(197,132)	(389,584)
(Gain) loss on sale of investments, assets held for sale and fixed assets		(132,193)	(64,195)	116,719
Non-controlling interests	13f	173,496	321,618	(186,050)
Other		588,019	(15,597)	(297,311)
Change in assets and liabilities		**(384,355)**	**(15,882,830)**	**(69,533,320)**
(Increase) decrease in assets		**(65,037,322)**	**(91,431,111)**	**(107,212,124)**
Interbank investments		(10,135,687)	(22,235,131)	(10,191,970)
Securities and derivative financial instruments (assets / liabilities)		(11,895,999)	(11,633,601)	(59,424,918)
Compulsory deposits with the Central Bank of Brazil		(9,348,363)	4,688,699	(13,136,479)
Interbank and interbranch accounts (assets / liabilities)		427,249	3,064,330	454,030
Loan, lease and other credit operations		(22,548,892)	(56,279,427)	(20,895,805)
Other receivables and other assets		(11,535,630)	(9,035,981)	(4,016,982)
(Decrease) increase in liabilities		**64,652,967**	**75,548,281**	**37,678,804**
Deposits		36,828,952	60,486,470	68,546,847
Deposits received under securities repurchase agreements		27,682,560	19,326,456	(42,127,831)
Funds for issuance of securities		(3,442,509)	3,984,898	13,019,459
Borrowing and onlending		6,074,712	4,506,152	(12,238,198)
Technical provision for insurance, pension plan and capitalization		(3,910,610)	6,911	12,266,587
Other liabilities		2,761,485	(9,074,936)	2,343,227
Deferred income		(53,037)	191,516	386,482
Payment of income tax and social contribution		(1,288,586)	(3,879,186)	(4,517,769)
Net cash provided by (used in) operating activities		**43,842,736**	**50,861,283**	**(962,177)**
Dividends / Interest on capital received from associates and jointly controlled entities		298,271	671,698	489,119
Funds received from sale of available-for-sale securities		6,789,098	15,079,268	18,640,009
Funds received from redemption of held-to-maturity securities		3,324,618	14,991,244	4,025,144
(Purchase)/Disposal of Assets held for sale		228,158	292,543	(139,800)
Disposal of investments		197,215	291,851	415,556
Cash and cash equivalents, net assets and liabilities from Citibank acquisition		-	-	(244,557)
Sale of fixed assets		131,131	178,548	205,622
Termination of intangible asset agreements		33,640	35,098	25,718
(Purchase) of available-for-sale securities		(1,506,090)	(9,464,682)	(21,369,048)
(Purchase) of held-to-maturity securities		(1,930,038)	(2,463,484)	(406,282)
(Purchase) of investments		(7,335,637)	(7,351,611)	(785,725)
(Purchase) of fixed assets	12b I	(965,222)	(1,481,994)	(877,327)
(Purchase) of intangible assets	12b II	(793,839)	(1,436,411)	(1,922,073)
Net cash provided by (used in) investment activities		**(1,528,695)**	**9,342,068**	**(1,943,644)**
Increase in subordinated debt		14,250	2,906,100	4,135,000
Decrease in subordinated debt		(6,049,723)	(15,047,668)	(13,572,828)
Change in non-controlling interests		(985,800)	188,393	921,013
Granting of stock options		206,491	1,186,114	1,114,391
Purchase of treasury shares	13a	-	(510,308)	(3,089,464)
Dividends and interest on capital paid to non-controlling interests		(60,956)	(156,683)	(346,181)
Dividends and interest on capital paid		(5,241,498)	(20,092,750)	(10,381,751)
Net cash provided by (used in) financing activities		**(12,117,236)**	**(31,526,802)**	**(21,219,820)**
Net increase (decrease) in cash and cash equivalents		**30,196,805**	**28,676,549**	**(24,125,641)**
Cash and cash equivalents at the beginning of the period		71,999,051	71,235,353	96,048,488
Effects of changes in exchange rates on cash and cash equivalents		(1,293,896)	990,058	(687,494)
Cash and cash equivalents at the end of the period	3a	100,901,960	100,901,960	71,235,353
Cash			37,158,576	18,749,350
Interbank deposits			19,179,787	15,325,989
Securities purchased under agreements to resell - Funded position			44,563,597	37,160,014

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 73

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income 89,772,882 175,181,485 1 73,429,227 Financial operations 71,516,861 141,582,105 147,494,988 Banking services 10e and f 1 9,560,043 38,400,468 35,802,193 Result from insurance, pension plan and capitalization operations 1 ,603,031 3,475,168 4,018,032 Result from loan losses 6 (4,524,941) (1 0,367,771) (15,048,252) Other 1 ,617,888 2 ,091,515 1,162,266 Expenses (4 4,833,410) (93,702,488) (93,298,667) Financial operations (3 9,442,922) (8 3,498,848) (82,570,681) Other (5 ,390,488) (10,203,640) (10,727,986) Inputs purchased from third parties (8 ,134,185) (15,626,624) (14,730,480) Materials, energy and others 10h (1 72,277) (328,206) (349,974) Third-party services 10h (2,426,314) (4 ,542,047) (4,197,480) Other (5 ,535,594) (10,756,371) (10,183,026) Data processing and telecommunications 10h (2 ,210,019) (4,273,437) (4,151,826) Advertising, promotions and publication 10h (6 63,499) (1,316,982) (1,095,420) Installations (950,555) (1 ,770,721) (1,665,070) Transportation 10h (1 83,036) (350,466) (338,679) Security 10h (373,971) (754,203) (7 23,148) Travel expenses 10h (124,696) (231,913) (213,704) Other (1 ,029,818) (2,058,649) (1 ,995,179) Gross added value 3 6,805,287 65,852,373 6 5,400,080 Depreciation and amortization 10h (1 ,420,936) (2,697,196) (2,282,514) Net added value produced by the company 35,384,351 6 3,155,177 6 3,117,566 Added value received through transfer - Equity income 528,879 8 08,691 626,993 Total added value to be distributed 3 5,913,230 6 3,963,868 6 3,744,559 Distribution of added value 3 5,913,230 63,963,868 63,744,559 Personnel 1 1,486,688 2 1,625,556 33.8% 2 0,243,342 31.8% Compensation 8,927,538 16,666,948 26.1% 15,751,809 24.7% Benefits 2 ,117,020 4,051,385 6.3% 3,641,185 5.7% FGTS – government severance pay fund 4 42,130 9 07,223 1.4% 850,348 1.3% Taxes, fees and contributions 11,067,240 1 5,513,704 24.3% 18,255,982 28.6% Federal 1 0,348,309 14,076,777 22.0% 16,742,580 26.3% State 14 28 0.0% 2,155 0.0% Municipal 718,917 1 ,436,899 2.2% 1,511,247 2.4% Return on third parties’ assets - Rent 732,792 1,525,568 2.4% 1 ,466,734 2.3% Return on own assets 12,626,510 25,299,040 39.6% 2 3,778,501 37.3% Dividends and interest on capital 15,413,408 2 0,848,119 32.6% 1 9,200,473 30.1% Retained earnings attributable to controlling shareholders (2,960,394) 4,129,303 6.5% 4,764,078 7.5% Retained earnings attributable to non-controlling shareholders 1 73,496 3 21,618 0.5% (1 86,050) -0.3% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 74 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income 89,772,882 175,181,485 1 73,429,227 Financial operations 71,516,861 141,582,105 147,494,988 Banking services 10e and f 1 9,560,043 38,400,468 35,802,193 Result from insurance, pension plan and capitalization operations 1 ,603,031 3,475,168 4,018,032 Result from loan losses 6 (4,524,941) (1 0,367,771) (15,048,252) Other 1 ,617,888 2 ,091,515 1,162,266 Expenses (4 4,833,410) (93,702,488) (93,298,667) Financial operations (3 9,442,922) (8 3,498,848) (82,570,681) Other (5 ,390,488) (10,203,640) (10,727,986) Inputs purchased from third parties (8 ,134,185) (15,626,624) (14,730,480) Materials, energy and others 10h (1 72,277) (328,206) (349,974) Third-party services 10h (2,426,314) (4 ,542,047) (4,197,480) Other (5 ,535,594) (10,756,371) (10,183,026) Data processing and telecommunications 10h (2 ,210,019) (4,273,437) (4,151,826) Advertising, promotions and publication 10h (6 63,499) (1,316,982) (1,095,420) Installations (950,555) (1 ,770,721) (1,665,070) Transportation 10h (1 83,036) (350,466) (338,679) Security 10h (373,971) (754,203) (7 23,148) Travel expenses 10h (124,696) (231,913) (213,704) Other (1 ,029,818) (2,058,649) (1 ,995,179) Gross added value 3 6,805,287 65,852,373 6 5,400,080 Depreciation and amortization 10h (1 ,420,936) (2,697,196) (2,282,514) Net added value produced by the company 35,384,351 6 3,155,177 6 3,117,566 Added value received through transfer - Equity income 528,879 8 08,691 626,993 Total added value to be distributed 3 5,913,230 6 3,963,868 6 3,744,559 Distribution of added value 3 5,913,230 63,963,868 63,744,559 Personnel 1 1,486,688 2 1,625,556 33.8% 2 0,243,342 31.8% Compensation 8,927,538 16,666,948 26.1% 15,751,809 24.7% Benefits 2 ,117,020 4,051,385 6.3% 3,641,185 5.7% FGTS – government severance pay fund 4 42,130 9 07,223 1.4% 850,348 1.3% Taxes, fees and contributions 11,067,240 1 5,513,704 24.3% 18,255,982 28.6% Federal 1 0,348,309 14,076,777 22.0% 16,742,580 26.3% State 14 28 0.0% 2,155 0.0% Municipal 718,917 1 ,436,899 2.2% 1,511,247 2.4% Return on third parties’ assets - Rent 732,792 1,525,568 2.4% 1 ,466,734 2.3% Return on own assets 12,626,510 25,299,040 39.6% 2 3,778,501 37.3% Dividends and interest on capital 15,413,408 2 0,848,119 32.6% 1 9,200,473 30.1% Retained earnings attributable to controlling shareholders (2,960,394) 4,129,303 6.5% 4,764,078 7.5% Retained earnings attributable to non-controlling shareholders 1 73,496 3 21,618 0.5% (1 86,050) -0.3% The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 74

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

Assets	Note	12/31/2018	12/31/2017
Current assets		**18,694,776**	**28,621,142**
Cash		**3,385,457**	**625,811**
Interbank investments	3b and 4	**261,322**	**3,590,114**
Money market		261,322	117,255
Interbank deposits		-	3,472,859
Securities and derivative financial instruments	3c,3d and 5	**11,032,456**	**20,594,801**
Own portfolio		10,978,165	20,594,801
Derivative Financial Instruments		54,291	-
Other receivables		**3,993,236**	**3,788,901**
Income receivable		1,766,436	2,056,122
Deferred tax assets	11b I	255,989	102,150
Deposits in guarantee for contingent, provisions and legal obrigations		103	94
Sundry		1,970,708	1,630,535
Other assets – prepaid expenses	3g	**22,305**	**21,515**
Long term receivables		**69,206,138**	**81,033,743**
Interbank investments – interbank deposits	3b and 4	**64,982,549**	**79,093,407**
Securities and derivative financial instruments	3c, 3d and 5	**1,742,810**	**407,564**
Own portfolio		1,362	2,297
Derivative Financial Instruments		1,741,448	405,267
Other receivables		**2,480,779**	**1,532,772**
Deferred tax assets	11b I	366,123	258,468
Deposits in guarantee for contingent, provisions and legal obrigations		16,432	16,906
Sundry		2,098,224	1,257,398
Permanent assets		**110,285,623**	**82,733,174**
Investments - Investments in subsidiaries	3h and 12a	**110,285,386**	**82,733,127**
Real estate in use	3i	**237**	**47**
Total assets		**198,186,537**	**192,388,059**
Liabilities			
Current liabilities		**18,331,596**	**27,003,550**
Deposits	3b and 7b	**17,682,252**	**16,575,549**
Demand deposits		13,629,097	-
Interbank deposits		4,053,155	16,575,549
Funds from acceptance and issuance of securities	3b and 7d	**1,764**	**3,481,671**
Derivative Financial Instruments	3d and 5f	**13,588**	**4,915,168**
Other liabilities		**633,992**	**2,031,162**
Social and statutory	13b II	473,762	1,882,767
Tax and social security contributions	3n, 3p and 11c	151,072	130,783
Sundry		9,158	17,612
Long term liabilities		**47,991,860**	**36,876,569**
Deposits - Interbank deposits	3b and 7b	**9,314,927**	**6,343,296**
Funds from acceptance and issuance of securities	3b and 7d	**4,853**	**19,718**
Derivative Financial Instruments	3d and 5f	**32,553**	**169**
Other liabilities		**38,639,527**	**30,513,386**
Tax and social security contributions	3n, 3p and 11c	19,006	44,496
Subordinated debt	7f	30,709,688	26,105,059
Provisions civies and labor		199,662	195,479
Debt instruments eligible as capital	7f	7,701,570	4,148,367
Sundry		9,601	19,985
Stockholders' equity	13	**131,863,081**	**128,507,940**
Capital		97,148,000	97,148,000
Capital reserves		1,923,056	1,733,611
Revenue reserves		35,379,671	33,806,424
Asset valuation adjustment	3c and 3d	(767,956)	(1,437,328)
(Treasury shares)		(1,819,690)	(2,742,767)
Total liabilities and stockholders' equity		**198,186,537**	**192,388,059**

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 75

ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income related to financial operations 2 ,845,331 8,697,395 5 ,465,130 Securities and derivative financial instruments 0 2 ,845,331 8,697,395 5,465,130 Expenses related to financial operations 0 (1 ,412,180) (6 ,540,289) (2,676,948) Money market (1 ,412,180) (6 ,540,289) (2 ,676,948) Gross income related to financial operations 1 ,433,151 2 ,157,106 2 ,788,182 Other operating revenues (expenses) 0 11,503,242 1 9,120,362 18,098,700 Personnel expenses 0 (75,774) (134,533) (161,445) Other administrative expenses 0 (41,341) (112,881) (1 18,710) Tax expenses 11a II (172,272) (317,708) (374,759) Equity in earnings of subsidiaries 12a 11,767,932 1 9,683,607 18,805,000 Other operating revenues (expenses) 0 24,697 1 ,877 (5 1,386) Operating income 0 1 2,936,393 21,277,468 2 0,886,882 Non-operating income 0 7,799 1 8,851 24,727 Income before taxes on income and profit sharing 0 1 2,944,192 2 1,296,319 2 0,911,609 Income tax and social contribution 3p (9 35,975) 6 58,599 2 31,124 Due on operations for the period 5 48,381 380,576 29,322 Related to temporary differences (1 ,484,356) 2 78,023 2 01,802 Profit sharing – Management Members - Statutory (8 ,669) (9 ,530) (34,267) Net income 1 1,999,548 21,945,388 2 1,108,466 Weighted average of the number of outstanding shares 13a 9,718,162,444 9,755,865,045 Net income per share – R$ 2 .26 2.16 Book value per share - R$ (outstanding at 12/31) 13.57 13.25 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 76 ITAÚ UNIBANCO HOLDING S.A. Statement of Income (In thousands of Reais) 2nd Half of 01/01 to 01/01 to Note 2018 12/31/2018 12/31/2017 Income related to financial operations 2 ,845,331 8,697,395 5 ,465,130 Securities and derivative financial instruments 0 2 ,845,331 8,697,395 5,465,130 Expenses related to financial operations 0 (1 ,412,180) (6 ,540,289) (2,676,948) Money market (1 ,412,180) (6 ,540,289) (2 ,676,948) Gross income related to financial operations 1 ,433,151 2 ,157,106 2 ,788,182 Other operating revenues (expenses) 0 11,503,242 1 9,120,362 18,098,700 Personnel expenses 0 (75,774) (134,533) (161,445) Other administrative expenses 0 (41,341) (112,881) (1 18,710) Tax expenses 11a II (172,272) (317,708) (374,759) Equity in earnings of subsidiaries 12a 11,767,932 1 9,683,607 18,805,000 Other operating revenues (expenses) 0 24,697 1 ,877 (5 1,386) Operating income 0 1 2,936,393 21,277,468 2 0,886,882 Non-operating income 0 7,799 1 8,851 24,727 Income before taxes on income and profit sharing 0 1 2,944,192 2 1,296,319 2 0,911,609 Income tax and social contribution 3p (9 35,975) 6 58,599 2 31,124 Due on operations for the period 5 48,381 380,576 29,322 Related to temporary differences (1 ,484,356) 2 78,023 2 01,802 Profit sharing – Management Members - Statutory (8 ,669) (9 ,530) (34,267) Net income 1 1,999,548 21,945,388 2 1,108,466 Weighted average of the number of outstanding shares 13a 9,718,162,444 9,755,865,045 Net income per share – R$ 2 .26 2.16 Book value per share - R$ (outstanding at 12/31) 13.57 13.25 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 76

ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 07/01/2018 97,148,000 1,586,364 2 7,063,438 (1,198,426) - (1,977,732) 122,621,644 Result of delivery of treasure shares - 48,449 - - - 1 58,042 2 06,491 Recognition of stock-based payment plans - 288,243 - - - - 288,243 Unclaimed dividends - - - - 2 ,316 - 2,316 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,393,469 - - 1,393,469 Remeasurements in liabilities of post-employment benefits - - - (162,487) - - (162,487) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (800,512) - - (800,512) Net income - - - - 11,999,548 - 11,999,548 Appropriations: Legal reserve - - 599,977 - (599,977) - - Statutory reserves - - (4,011,521) - 4,011,521 - - Dividends and interest on capital - - 1 1,727,777 - (15,413,408) - (3,685,631) Balance at 12/31/2018 97,148,000 1,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 336,692 8 ,316,233 4 30,470 - 158,042 9,241,437 Balance at 01/01/2017 97,148,000 1 ,589,343 2 4,687,292 (2,975,797) - (1,882,353) 118,566,485 Purchase of treasury shares - - - - - (3,089,464) (3,089,464) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (1,178,252) - - 1 ,178,252 - Result of delivery of treasure shares - 6 3,593 - - - 1,050,798 1 ,114,391 Recognition of stock-based payment plans - 80,675 - - - - 8 0,675 Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial guarantees provided - CMN Resolution nº 4,512 (Note 6c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 7 00,830 - - 7 00,830 Remeasurements in liabilities of post-employment benefits - - - (11,231) - - (11,231) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 848,870 - - 848,870 Net income - 21,108,466 - 21,108,466 Appropriations: Legal reserve - - 1,055,423 - (1,055,423) - - Statutory reserves - - 6 31,668 - (631,668) - - Dividends and interest on capital - - 13,657,985 - (19,200,473) - (5,542,488) Balance at 12/31/2017 97,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Changes in the period - 1 44,268 9,119,132 1,538,469 - (860,414) 9 ,941,455 Balance at 01/01/2018 9 7,148,000 1,733,611 33,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 8 98,964 1 ,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4 ,491 - 4,491 Asset valuation adjustments: Change in adjustment to market value - - - 33,626 - - 33,626 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 8 01,534 - - 801,534 Net income - - - - 21,945,388 - 2 1,945,388 Appropriations: Legal reserve - - 1,097,269 - (1,097,269) - - Statutory reserves - - 4,491 - (4,491) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 97,148,000 1,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 189,445 1 ,573,247 6 69,372 - 923,077 3,355,141 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 77 ITAÚ UNIBANCO HOLDING S.A. Statement of Changes in Stockholders’ Equity (Note 13) (In thousands of Reais) Capital Asset valuation Retained (Treasury Capital Revenue reserves Total reserves adjustment earnings shares) Balance at 07/01/2018 97,148,000 1,586,364 2 7,063,438 (1,198,426) - (1,977,732) 122,621,644 Result of delivery of treasure shares - 48,449 - - - 1 58,042 2 06,491 Recognition of stock-based payment plans - 288,243 - - - - 288,243 Unclaimed dividends - - - - 2 ,316 - 2,316 Asset valuation adjustments: Change in adjustment to market value - - - 1 ,393,469 - - 1,393,469 Remeasurements in liabilities of post-employment benefits - - - (162,487) - - (162,487) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - (800,512) - - (800,512) Net income - - - - 11,999,548 - 11,999,548 Appropriations: Legal reserve - - 599,977 - (599,977) - - Statutory reserves - - (4,011,521) - 4,011,521 - - Dividends and interest on capital - - 1 1,727,777 - (15,413,408) - (3,685,631) Balance at 12/31/2018 97,148,000 1,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 336,692 8 ,316,233 4 30,470 - 158,042 9,241,437 Balance at 01/01/2017 97,148,000 1 ,589,343 2 4,687,292 (2,975,797) - (1,882,353) 118,566,485 Purchase of treasury shares - - - - - (3,089,464) (3,089,464) Cancellation of shares – Meeting of the Board of Directors at December 15, 2017 - - (1,178,252) - - 1 ,178,252 - Result of delivery of treasure shares - 6 3,593 - - - 1,050,798 1 ,114,391 Recognition of stock-based payment plans - 80,675 - - - - 8 0,675 Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share - - (5,047,692) - - - (5,047,692) Financial guarantees provided - CMN Resolution nº 4,512 (Note 6c) - - - - (220,902) - (220,902) Asset valuation adjustments: Change in adjustment to market value - - - 7 00,830 - - 7 00,830 Remeasurements in liabilities of post-employment benefits - - - (11,231) - - (11,231) Foreign exchange variation on investments abroad/ Hedge of net investment in foreign operations - - - 848,870 - - 848,870 Net income - 21,108,466 - 21,108,466 Appropriations: Legal reserve - - 1,055,423 - (1,055,423) - - Statutory reserves - - 6 31,668 - (631,668) - - Dividends and interest on capital - - 13,657,985 - (19,200,473) - (5,542,488) Balance at 12/31/2017 97,148,000 1 ,733,611 3 3,806,424 (1,437,328) - (2,742,767) 128,507,940 Changes in the period - 1 44,268 9,119,132 1,538,469 - (860,414) 9 ,941,455 Balance at 01/01/2018 9 7,148,000 1,733,611 33,806,424 (1,437,328) - (2,742,767) 128,507,940 Purchase of treasury shares - - - - - (510,308) (510,308) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 - - (534,421) - - 534,421 - Result of delivery of treasure shares - 4 21,740 - - - 8 98,964 1 ,320,704 Recognition of stock-based payment plans - (232,295) - - - - (232,295) Payment of interest on capital on 03/07/2018 – declared after 12/31/2017 - R$ 2.1126 per share - - (13,672,862) - - - (13,672,862) Unclaimed dividends - - - - 4 ,491 - 4,491 Asset valuation adjustments: Change in adjustment to market value - - - 33,626 - - 33,626 Remeasurements in liabilities of post-employment benefits - - - (165,788) - - (165,788) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations - - - 8 01,534 - - 801,534 Net income - - - - 21,945,388 - 2 1,945,388 Appropriations: Legal reserve - - 1,097,269 - (1,097,269) - - Statutory reserves - - 4,491 - (4,491) - - Dividends and interest on capital - - 14,678,770 - (20,848,119) - (6,169,349) Balance at 12/31/2018 97,148,000 1,923,056 35,379,671 (767,956) - (1,819,690) 131,863,081 Changes in the period - 189,445 1 ,573,247 6 69,372 - 923,077 3,355,141 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 77

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	2nd Half of 2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Adjusted net income		**6,944,048**	**12,035,250**	**4,598,056**
Net income		11,999,548	21,945,388	21,108,466
Adjustments to net income:		(5,055,500)	(9,910,138)	(16,510,410)
Granted options recognized and share-based payment – variable compensation		288,243	(97,705)	80,675
Interest and foreign exchange expense related to operations with subordinated debt		2,159,794	7,337,349	1,861,079
Deferred taxes		1,484,356	(278,023)	(201,802)
Equity in earnings of subsidiaries	12a	(11,767,932)	(19,683,607)	(18,805,000)
Amortization of goodwill		24,691	50,438	51,494
Effects of changes in exchange rates on cash and cash equivalents		2,755,317	2,761,367	503,128
Other		31	43	16
Change in assets and liabilities		**(2,861,821)**	**19,520,154**	**(23,046,467)**
(Increase)/decrease in interbank investments		5,052,376	17,583,717	(17,843,389)
(Increase)/decrease in securities and derivative financial instruments (assets / liabilities)		(2,596,877)	3,357,903	(19,854,953)
(Increase)/decrease in other receivables and other assets		(1,153,152)	(831,196)	2,378,613
Increase/(decrease) in deposits		123,915	4,078,334	9,807,601
(Decrease)/increase in funds for issuance of securities		(101,873)	(3,494,772)	70,315
Increase/(decrease) in other liabilities		(4,186,210)	(1,155,146)	2,434,440
Payment of income tax and social contribution		-	(18,686)	(39,094)
Net cash provided by (used in) operating activities		**4,082,227**	**31,555,404**	**(18,448,411)**
Interest on capital end dividends received		5,081,397	7,206,360	28,608,438
(Purchase)/disposa\ sale of investments		4	(14,499,991)	416,780
(Purchase) sale of fixed assets		(19)	(232)	(18)
Net cash provided by (used in) investment activities		**5,081,382**	**(7,293,863)**	**29,025,200**
Increase in subordinated debt		2,906,100	2,906,100	-
Decrease in subordinated debt		(1,354,822)	(2,085,617)	(1,459,035)
Granting of stock options		206,491	1,186,114	1,114,391
Purchase of treasury shares		-	(510,308)	(3,089,464)
Dividends and interest on capital paid		(5,241,498)	(20,092,750)	(10,381,751)
Net cash provided by (used in) financing activities		**(3,483,729)**	**(18,596,461)**	**(13,815,859)**
Net increase/(decrease) in cash and cash equivalents		**5,679,880**	**5,665,080**	**(3,239,070)**
Cash and cash equivalents at the beginning of the period		722,216	743,066	4,485,264
Effects of changes in exchange rates on cash and cash equivalents		(2,755,317)	(2,761,367)	(503,128)
Cash and cash equivalents at the end of the period	3a	3,646,779	3,646,779	743,066
Cash			3,385,457	625,811
Securities purchased under agreements to resell - Funded position			261,322	117,255

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Completas – 31 de Dezembro de 2018 | 78

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	Note	2nd Half of 2018	01/01 to 12/31/2018	01/01 to 12/31/2017
Income		**1,807,429**	**9,468,610**	**5,783,199**
Financial operations		2,845,331	8,697,395	5,465,130
Other		(1,037,902)	771,215	318,069
Expenses		**(1,405,694)**	**(6,548,710)**	**(2,734,485)**
Financial operations		(1,412,180)	(6,540,289)	(2,676,948)
Other		6,486	(8,421)	(57,537)
Inputs purchased from third parties		**(40,929)**	**(112,094)**	**(117,990)**
Third-party services		(23,568)	(33,012)	(38,781)
Advertising, promotions and publication		(414)	(22,611)	(19,077)
Expenses for financial system services		(10,918)	(32,742)	(42,912)
Other		(6,026)	(23,726)	(17,199)
Gross added value		**360,806**	**2,807,806**	**2,930,724**
Deprecitation and amortization		**(24,722)**	**(50,480)**	**(51,511)**
Net added value produced by the company		**336,084**	**2,757,326**	**2,879,213**
Added value received through transfer - Equity income	**12a**	**11,767,932**	**19,683,607**	**18,805,000**
Total added value to be distributed		**12,104,016**	**22,440,933**	**21,684,213**
Distribution of added value		**12,104,016**	**22,440,933**	**21,684,213**
Personnel		71,167	101,982	165,867
Compensation		68,446	97,616	163,068
Benefits		1,557	3,020	2,443
FGTS – government severance pay fund		1,164	1,346	356
Taxes, fees and contributions		32,889	392,776	409,160
Federal		32,847	392,214	409,013
Municipal		42	562	147
Return on third parties' assets - rent		412	787	720
Return on own assets		11,999,548	21,945,388	21,108,466
Dividends and interest on capital		15,413,408	20,848,119	19,200,473
Retained earnings for the period		(3,413,860)	1,097,269	1,907,993

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 79

ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 12/31 of 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 80 ITAÚ UNIBANCO HOLDING S.A. Notes to the Financial Statements Period from 01/01 to 12/31 of 2018 and 2017 (In thousands of Reais) Note 1 - Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the Laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING is present in 19 countries and offers a wide variety of financial products and services to individual and corporate clients in Brazil and abroad, whether or not these clients are related to Brazil, through its branches, subsidiaries and international affiliates. It operates in all modalities of banking activities, by means of its portfolios: commercial; investment; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. ITAÚ UNIBANCO HOLDING is a holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“Itaúsa”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. Johnston”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING common shares. These consolidated financial statements were approved by the Executive Board on February 04, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 80

Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 81 Note 2 – Presentation of the Consolidated Financial Statements a) Presentation The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the National Monetary Council (CMN), Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pension – (PREVIC),which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets. Information in the financial statements and respective notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 3c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates. Lease Operations are presented at present value in the Consolidated Balance Sheet, being that the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is represented by variation and difference in rates on the balance sheet accounts denominated in foreign currencies. b) Consolidation The consolidated financial statements of ITAÚ UNIBANCO HOLDING comprise operations carried out by its branches and subsidiaries in Brazil and abroad, operations of its controlled entities and operations of Specific Purpose Entities and investment funds controlled by the entity. Balances of result and balance sheet accounts, and consolidated intercompany transactions have been eliminated. Controlled entities are all entities to which ITAÚ UNIBANCO HOLDING is exposed, or is entitled to variable returns of involvement with the entity and that can affect these returns through its power on the entity. Control assessment is conducted on a continuous basis. Controlled entities are consolidated from the date control is established to the date on which control ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN. The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 13d) results substantially from the adoption of different criteria in the amortization of goodwill originated in acquisitions of investments, recognition of transaction with non-controlling stockholders where there is no change in control (Note 3I) and recognition of exchange variation on foreign investments and hedge of these investments, which functional currency is different from the controlling company, net of respective deferred tax assets. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 81

The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

		Functional currency (*)	Country of Incorporation	Activity	Interest in voting capital at		Interest in total capital at	
					12/31/2018	12/31/2017	12/31/2018	12/31/2017
Domestic								
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.			Brazil	Insurance	100.00%	99.99%	100.00%	99.99%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign								
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	25.28%	23.90%	25.28%	23.90%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporación Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	38.14%	36.06%	38.14%	36.06%

(*) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING CONSOLIDATED have functional currency equal to that of the controlling entity, except for CorpBanca New York Branch, which functional currency is the dollar.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 82

c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,6 million, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9 million, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; ii. Acquisition of securities brokerage on December 1st, 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 83 c) Business development Itaú CorpBanca st The ITAÚ CORPBANCA is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the ITAU CORPBANCA’s capital: • On September 14, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,6 million, then holding 36.06%; • On October 12, 2018 – 10,651,555,020 shares (2.08%) for the amount of R$ 362.9 million, then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 milions and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700 milions, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 milions (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of result (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Citibank’s Retail Operations On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries Itaú Unibanco S.A. (ITAÚ UNIBANCO) and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail banking activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by CITIBANK in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 627,795. The operation was structured in three phases: i. Acquisition of retail operations, cards and insurance brokerage on October 31, 2017; ii. Acquisition of securities brokerage on December 1st, 2017; iii. Acquisition of ownership interest in TECBAN and CIBRASEC on December 26, 2017. The difference between the amount paid and net assets acquired resulted in the recognition of goodwill due to expected future profitability on the acquisition date of R$ 630,629. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 83

Gestora de Inteligência de Crédito S.A. On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 84 Gestora de Inteligência de Crédito S.A. On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities. Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital. After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 84

Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 85 Note 3 – Summary of the main accounting practices a) Cash and cash equivalents - Is defined as cash and current accounts in banks, considered in the Consolidated Balance Sheet in the heading Cash, Interbank Deposits and Money market that have original maturities of up to 90 days or less. b) Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die. c) Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories: · Trading securities – Securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period; · Available-for-sale securities – Securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity; · Held-to-maturity securities – Securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value. Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account. Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses. d) Derivative financial instruments - These are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income. The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature: · Market Risk Hedge – Financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income; · Cash Flow Hedge - The effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income; Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 85

· Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period. h) Investments – Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Affiliates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 86 · Net Investment Hedge of Foreign Operations - Accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period. e) Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. Funds corresponding to these amounts to be paid to the accrediting organization are in liabilities, in the heading Interbank Accounts – Receipts and Payments Pending Settlement. f) Allowance for loan losses - The balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are: · Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default; · Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months. The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model. g) Other assets –They are comprised of Assets Held for Sale, relating to real estate vehicles and other assets available for sale (own and not in use, received as payment in kind or resulting from enforcement of guarantees). These assets are adjusted to market value by setting up a provision in accordance with standards in force. In addition, are recorded unearned reinsurance premiums (Note 3m); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises. From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period. h) Investments – Include goodwill identified in the acquisition of affiliates and joint ventures, net of any accumulated impairment loss. They are initially recognized at acquisition cost and are subsequently accounted for under the equity method. · Affiliates: are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, but it does not hold control over them. · Joint Ventures: ITAÚ UNIBANCO HOLDING CONSOLIDATED defines joint venture when it is entitled to rights and obligations for related liabilities. i) Fixed assets - Are account for at their acquisition cost less accumulated depreciation and adjusted for impairment, as applicable. Depreciation is calculated under the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 12b I. Residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING CONSOLIDATED reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For assessment purposes, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). Assessment may be made at an individual asset level when the fair value less its cost to sell may be reliably determined. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 86

j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software and client portfolio, amortized in terms from five to ten years. Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 87 j) Goodwill – Corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment. k) Intangible assets – It is composed of: (i) Goodwill amount paid upon acquisition of the company, transferred to intangible assets due to merger of the acquired company’s equity into the acquirer company; (ii) Right-of- use, as well as rights on the acquisition of payrolls and association agreements, amortized according to agreement terms or as economic benefits flow to the company; and (iii) Software and client portfolio, amortized in terms from five to ten years. Intangible assets with definite useful lives are amortized under the straight-line method at their estimated useful lives and those with indefinite useful lives are tested on a half-yearly basis to identify possible impairment losses. l) Capital Transactions with Non-Controlling Stockholders - Changes in the interest in a subsidiary not giving rise to loss of control are accounted for as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recognized in Consolidated Stockholders’ Equity. m) Insurance, pension plan and capitalization operations – Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and experience of the actuary, in order to comply with best market practices and the continuous review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay it a certain amount in case of a claim. Insurance risk is defined when a future and uncertain event, of sudden and unforeseeable nature, independent from the insured’s will, may cause losses of economic occurrence when it occurs. Since the contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during such period, unless all rights and obligations are extinguished or expire. Insurance premiums, acceptance coinsurance and selling expenses are accounted for upon issue of the insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt. A detailed description of all products classified as insurance contracts can be found in Note 8. Private pension plans Contracts that contemplate retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) assure, at the commencement date of the contract, the basis for calculating the retirement benefit (mortality table and minimum interest). The contracts specify the annuity fees and, therefore, the contract transfers the insurance risk to the issuer at the commencement date, and they are classified as insurance contracts. Insurance premiums Insurance premiums are recognized by issuing an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 87

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 88 If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes a provision, sufficient to cover this loss, based on the risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, specificities, and the necessary capital to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks contemplated in the reinsurance. Acquisition Costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs and recorded directly in result as incurred, expect for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. for the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on historical experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. A liability for premium deficiencies is recognized if the estimated amount of premium deficiencies exceeds deferred acquisition costs. Liability Adequacy Test ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts the liability adequacy test by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any deficiency identified will be immediately accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 8. n) Contingent Assets and Liabilities and Legal Liabilities, Tax and Social Security - are potential rights and obligations arising from past events for which materialization depends on uncertain future events. They are measured using best estimates through the use of models and criteria which allow their appropriate measurement even if there is uncertainty as to their ultimate timing and amount, and the criteria are detailed in Note 9. These contingencies are evaluated based on Management’s best estimates, and are classified as: · Probable: in which liabilities are recognized in the consolidated balance sheet under Other Liabilities; · Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: which require neither a provision nor disclosure. Contingent assets are not recognized in the Consolidated Statement of Income, except when Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that its realization is practically certain and, in general corresponds to lawsuits with favorable sentences in final and unappealable judgments and by the withdrawal of lawsuits as a result of a settlement payment that has been received as a result of an agreement to offset against an existing liability. The amount of escrow deposits is updated in compliance with current legislation. Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results. Legal Liabilities, Tax and Social Security Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 88

o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 89 o) Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. p) Income tax and social contribution – There are two components of the provision for income tax and social contribution: current and deferred. Current income tax expense approximates taxes to be paid or recovered for the applicable period. Deferred income tax and social contribution represented by deferred tax assets and liabilities are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Deferred tax assets are only recognized when it is probable that future taxable income will be available for offsetting. The Income Tax and Social Contribution expense is recognized in the Consolidated Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Stockholders’ Equity, such as: tax on market value measurement of available-for-sale financial assets, post- employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income together with the recognition of the gain/loss originally deferred. Changes in tax legislation and rates are recognized in the Consolidated statement of income under Income tax and social contribution in the period in which they are enacted. Interest and fines are recognized in the consolidated statement of income under General and administrative expenses. Tax rates, as well as their calculation bases, are detailed in Note 11. q) Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process. r) Post-employments benefits Pension plans - defined benefit plans The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due. Other post-employment benefit obligations These obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur. s) Foreign currency translation I- Functional and presentation currency The Financial Statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency as the currency of the primary economic environment in which the entity operates. II - Foreign Currency Transactions Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses are recognized in the Consolidated Statement of Income, unless they are related to cash flow hedges, which are recognized in Stockholders' Equity. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 89

Note 4 - Interbank investments

	12/31/2018						12/31/2017	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**60,440,307**	**215,231,625**	**-**	**103,235**	**275,775,167**	**90.5**	**238,948,343**	**88.0**
Funded position [1]	9,746,246	40,544,213	-	92,937	50,383,396	16.5	42,496,824	15.7
Financed position	48,336,496	130,907,178	-	10,298	179,253,972	58.9	158,903,808	58.5
With free movement	14,977,760	15,055,843	-	-	30,033,603	9.9	57,175,126	21.1
Without free movement	33,358,736	115,851,335	-	10,298	149,220,369	49.0	101,728,682	37.4
Short position	2,357,565	43,780,234	-	-	46,137,799	15.1	37,547,711	13.8
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 8b)	**2,434,504**	**122,041**	**-**	**-**	**2,556,545**	**0.8**	**3,257,326**	**1.2**
Interbank deposits	**19,179,387**	**4,813,780**	**1,733,666**	**688,113**	**26,414,946**	**8.7**	**29,048,477**	**10.8**
Total [2]	**82,054,198**	**220,167,446**	**1,733,666**	**791,348**	**304,746,658**	**100.0**	**271,254,146**	**100.0**
% per maturity term	26.9	72.2	0.6	0.3	100.0			
Total – 12/31/2017	**62,827,436**	**204,333,304**	**2,884,659**	**1,208,747**	**271,254,146**			
% per maturity term	23.2	75.3	1.1	0.4	100.0			

(1) Includes R$ 5,119,614 (R$ 3,663,907 at 12/31/2017) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN;

(2) Includes a securities valuation allowance in the amount of R$ (4,855) (R$ (4,148) at 12/31/2017).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 261,322 (R$ 117,255 at 12/31/2017), Interbank deposits with maturity from 31 to 180 days amounting (R$ 3,472,859 at 12/31/2017) and over 365 days amounting to R$ 64,982,549 (R$ 79,093,407 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 90

Note 5 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2018											12/31/2017
	Cost	Adjustment to market value		Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720	Market value
		Results	Stockholders' equity									
Government securities - domestic	**151,251,098**	**1,194,551**	**1,279,911**	**153,725,560**	**33.7**	**1,562,979**	**912,356**	**5,825,453**	**3,792,373**	**18,766,276**	**122,866,123**	**163,542,840**
Financial treasury bills	25,878,046	732	3	25,878,781	5.7	-	811,756	-	-	1,997,885	23,069,140	42,225,667
National treasury bills	30,064,534	341,558	82,514	30,488,606	6.7	1,013,940	-	278,933	991,220	12,135,223	16,069,290	45,800,066
National treasury notes	60,325,023	776,420	1,180,819	62,282,262	13.7	543,634	100,523	5,193,137	130,346	4,105,934	52,208,688	48,479,133
National treasury/securitization	175,521	(228)	27,845	203,138	0.0	-	77	-	160	79	202,822	219,653
Brazilian external debt bonds	34,807,974	76,069	(11,270)	34,872,773	7.6	5,405	-	353,383	2,670,647	527,155	31,316,183	26,818,321
Government securities - abroad	**27,615,463**	**8,262**	**(143,869)**	**27,479,856**	**5.9**	**2,232,812**	**1,802,351**	**3,831,857**	**5,357,762**	**5,829,450**	**8,425,624**	**28,798,245**
Germany	22,456	-	13	22,469	0.0	-	-	-	-	22,469	-	-
Argentina	1,121,305	7,816	218	1,129,339	0.2	1,019,408	23,177	5,785	-	26,256	54,713	1,465,788
Chile	8,204,354	548	6,129	8,211,031	1.9	158,083	2,926	35,682	75,465	1,785,843	6,153,032	9,762,297
Colombia	6,054,197	339	14,107	6,068,643	1.3	57,465	166,389	1,056,265	2,023,173	1,260,767	1,504,584	5,886,838
Korea	1,384,861	-	-	1,384,861	0.3	-	-	-	-	1,384,861	-	1,943,924
Denmark	-	-	-	-	0.0	-	-	-	-	-	-	1,950,784
Spain	2,411,100	-	-	2,411,100	0.5	-	-	316,592	1,018,565	1,075,943	-	2,937,144
United States	2,770,331	(35)	(15,604)	2,754,692	0.6	699,122	863,721	335,396	404,749	-	451,704	1,666,081
France	891,007	-	(200)	890,807	0.2	-	-	556,381	334,426	-	-	-
Italy	114,887	-	375	115,262	0.0	-	-	-	115,262	-	-	-
Mexico	2,377,862	(379)	(73,649)	2,303,834	0.5	150,192	497,456	734,765	802,022	-	119,399	549,236
Paraguay	1,601,954	(57)	(70,972)	1,530,925	0.3	136,202	172,899	521,829	509,026	161,870	29,099	1,806,576
Uruguay	656,419	15	(4,282)	652,152	0.1	11,361	73,952	269,162	75,074	111,408	111,195	827,637
Other	4,730	15	(4)	4,741	0.0	979	1,831	-	-	33	1,898	1,940
Corporate securities	**65,032,728**	**(212,573)**	**(53,029)**	**64,767,126**	**14.2**	**10,308,403**	**1,596,576**	**5,622,953**	**3,438,446**	**8,112,346**	**35,688,402**	**61,550,587**
Shares	5,111,678	(169,838)	108,559	5,050,399	1.1	5,050,399	-	-	-	-	-	3,117,186
Rural product note	4,089,009	-	105,988	4,194,997	0.9	199,782	198,543	340,164	299,969	429,731	2,726,808	2,828,420
Bank deposit certificates	1,469,445	(61)	289	1,469,673	0.3	892,167	340,206	109,490	127,620	190	-	833,754
Securitized real estate loans	11,065,915	(385)	20,396	11,085,926	2.5	-	-	444,894	-	258,813	10,382,219	14,668,434
Fund quotas	3,424,286	(45,827)	-	3,378,459	0.6	3,378,459	-	-	-	-	-	3,150,066
Credit rights	224,586	-	-	224,586	0.0	224,586	-	-	-	-	-	196,944
Fixed income	1,133,239	(29,671)	-	1,103,568	0.2	1,103,568	-	-	-	-	-	1,233,885
Variable income	2,066,461	(16,156)	-	2,050,305	0.4	2,050,305	-	-	-	-	-	1,719,237
Debentures	28,741,044	9,670	(267,394)	28,483,320	6.3	164,112	226,490	1,990,428	1,124,529	5,157,942	19,819,819	22,808,628
Eurobonds and others	6,945,958	(6,890)	(25,844)	6,913,224	1.6	503,305	615,150	2,160,068	578,417	1,448,946	1,607,338	6,218,730
Financial bills	1,680,952	(376)	(78)	1,680,498	0.4	59,154	84,377	391,736	335,542	663,792	145,897	3,684,664
Promissory notes	1,066,870	-	2,759	1,069,629	0.2	-	25,139	94,871	538,748	144,305	266,566	3,243,933
Other	1,437,571	1,134	2,296	1,441,001	0.3	61,025	106,671	91,302	433,621	8,627	739,755	996,772
PGBL / VGBL fund quotas (1)	188,068,807	-	-	**188,068,807**	**41.1**	**188,068,807**	-	-	-	-	-	**169,177,514**
Subtotal - securities	**431,968,096**	**990,240**	**1,083,013**	**434,041,349**	**94.9**	**202,173,001**	**4,311,283**	**15,280,263**	**12,588,581**	**32,708,072**	**166,980,149**	**423,069,186**
Trading securities	290,921,086	990,240	-	291,911,326	63.8	197,829,192	1,163,497	6,797,529	2,627,317	12,916,960	70,576,831	285,888,195
Available-for-sale securities	100,530,751	-	1,083,013	101,613,764	22.2	4,226,723	3,046,057	7,811,452	8,297,325	15,632,345	62,599,862	100,621,049
Held-to-maturity securities (2)	40,516,259	-	-	40,516,259	8.9	117,086	101,729	671,282	1,663,939	4,158,767	33,803,456	36,559,942
Derivative financial instruments	**15,271,988**	**8,199,715**		**23,471,703**	**5.1**	**3,925,942**	**2,259,589**	**1,780,587**	**2,312,345**	**4,073,765**	**9,119,475**	**22,681,334**
Total securities and derivative financial instruments (assets)	**447,240,084**	**9,189,955**	**1,083,013**	**457,513,052**	**100.0**	**206,098,943**	**6,570,872**	**17,060,850**	**14,900,926**	**36,781,837**	**176,099,624**	**445,750,520**
Derivative financial instruments (liabilities)	**(18,827,070)**	**(8,657,942)**	**-**	**(27,485,012)**	**100.0**	**(3,122,171)**	**(2,252,713)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	**(26,452,616)**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 8a);

(2) Unrecorded adjustment to market value in the amount of R$ 1,142,303 (R$ 1,231,971 at 12/31/2017), according to Note 5e.

During the period ended December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized R$ (1,216,210) (R$ (1,063,411) at 12/31/2017) of impairment losses, of which R$ (946,741) (R$ (787,833) at 12/31/2017) of available-for-sale financial assets and R$ (269,469) (R$ (275,578) at 12/31/2017) of held-to-maturity assets. The Securities and Derivative Financial Instruments totaled R$ 314,910 (R$ (982,287) at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 91

b) Summary by portfolio

	12/31/2018							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 8b)	Total
Government securities - domestic	**52,589,700**	**51,696,453**	**32,810,623**	**2,108,255**	**3,471,182**	**-**	**11,049,347**	**153,725,560**
Financial treasury bills	23,939,326	6,513	-	913,008	60,141	-	959,793	25,878,781
National treasury bills	9,139,112	21,344,066	-	5,428	-	-	-	30,488,606
National treasury notes	17,467,353	30,345,874	-	968,440	3,411,041	-	10,089,554	62,282,262
National treasury / Securitization	203,138	-	-	-	-	-	-	203,138
Brazilian external debt bonds	1,840,771	-	32,810,623	221,379	-	-	-	34,872,773
Government securities - abroad	**22,170,595**	**135,988**	**3,577,393**	**1,595,880**	**-**	**-**	**-**	**27,479,856**
Germany	22,469	-	-	-	-	-	-	22,469
Argentina	1,090,463	-	-	38,876	-	-	-	1,129,339
Chile	8,099,174	83,692	-	28,165	-	-	-	8,211,031
Colombia	2,347,195	-	3,577,393	144,055	-	-	-	6,068,643
Korea	1,384,861	-	-	-	-	-	-	1,384,861
Spain	1,482,055	-	-	929,045	-	-	-	2,411,100
United States	2,310,697	-	-	443,995	-	-	-	2,754,692
France	890,807	-	-	-	-	-	-	890,807
Italy	115,262	-	-	-	-	-	-	115,262
Mexico	2,303,834	-	-	-	-	-	-	2,303,834
Paraguay	1,468,151	52,296	-	10,478	-	-	-	1,530,925
Uruguay	650,886	-	-	1,266	-	-	-	652,152
Other	4,741	-	-	-	-	-	-	4,741
Corporate securities	**48,819,238**	**9,067,120**	**236,928**	**4,043,814**	**-**	**-**	**2,600,026**	**64,767,126**
Shares	5,050,399	-	-	-	-	-	-	5,050,399
Rural product note	4,194,997	-	-	-	-	-	-	4,194,997
Bank deposit certificates	1,328,416	-	-	558	-	-	140,699	1,469,673
Securitized real estate loans	11,085,926	-	-	-	-	-	-	11,085,926
Fund quotas	3,135,809	-	-	112,827	-	-	129,823	3,378,459
Credit rights	224,586	-	-	-	-	-	-	224,586
Fixed income	860,918	-	-	112,827	-	-	129,823	1,103,568
Variable income	2,050,305	-	-	-	-	-	-	2,050,305
Debentures	14,453,130	9,067,120	-	3,909,715	-	-	1,053,355	28,483,320
Eurobonds and other	6,655,582	-	236,928	20,714	-	-	-	6,913,224
Financial bills	404,349	-	-	-	-	-	1,276,149	1,680,498
Promissory notes	1,069,629	-	-	-	-	-	-	1,069,629
Other	1,441,001	-	-	-	-	-	-	1,441,001
PGBL / VGBL fund quotas	**-**	**-**	**-**	**-**	**-**	**-**	**188,068,807**	**188,068,807**
Subtotal - securities	**123,579,533**	**60,899,561**	**36,624,944**	**7,747,949**	**3,471,182**	**-**	**201,718,180**	**434,041,349**
Trading securities	60,525,617	34,115,569	939,376	1,748,879	2,917,625	-	191,664,260	291,911,326
Available-for-sale securities	51,671,546	20,899,260	16,582,627	5,999,070	553,557	-	5,907,704	101,613,764
Held-to-maturity securities	11,382,370	5,884,732	19,102,941	-	-	-	4,146,216	40,516,259
Derivative financial instruments	**-**	**-**	**-**	**-**	**-**	**23,471,703**	**-**	**23,471,703**
Total securities and derivative financial instruments (assets)	**123,579,533**	**60,899,561**	**36,624,944**	**7,747,949**	**3,471,182**	**23,471,703**	**201,718,180**	**457,513,052**
Total securities and derivative financial instruments (assets) – 12/31/2017	**154,516,512**	**50,610,464**	**14,914,211**	**17,935,257**	**4,084,787**	**22,681,334**	**181,007,955**	**445,750,520**

(*) Represent securities deposited with provisions (Note 9e), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 92

c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 12/31/2018 12/31/2017 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - domestic 88,972,987 1,194,551 90,167,538 30.9 1,562,979 912,356 5 ,654,827 1,866,832 1 1,807,174 6 8,363,370 1 01,541,341 Financial treasury bills 25,642,312 732 2 5,643,044 8.8 - 811,756 - - 1,778,801 2 3,052,487 4 1,651,414 National treasury bills 2 3,454,791 341,558 23,796,349 8.2 1 ,013,940 - 278,933 984,862 5,475,441 16,043,173 26,823,972 National treasury notes 37,166,477 776,420 37,942,897 12.9 5 43,634 100,523 5 ,101,690 130,346 4 ,040,859 28,025,845 28,108,873 National treasury / Securitization 641 (22 8) 413 0.0 - 77 - 160 79 97 652 Brazilian external debt bonds 2 ,708,766 7 6,069 2,784,835 1.0 5 ,405 - 274,204 7 51,464 511,994 1 ,241,768 4 ,956,430 Government securities - abroad 1,941,068 8,262 1 ,949,330 0.6 1 ,056,510 1 20,524 108,956 183,042 1 36,259 344,039 3,945,205 Argentina 1 ,121,295 7,816 1,129,111 0.4 1,019,180 23,177 5 ,785 - 2 6,256 54,713 1 ,465,788 Chile 2 58,224 548 2 58,772 0.1 2 5,880 139 7 ,768 1 5,190 7 2,093 1 37,702 5 1,335 Colombia 2 07,286 339 207,625 0.1 - 70,117 4 6,854 31,413 3 1,414 27,827 2,092,693 United States 116,800 (35) 116,765 0.0 - - - 116,765 - - 99,523 Mexico 119,802 (37 9) 1 19,423 0.0 - - - 24 - 1 19,399 5 ,276 Paraguay 1,267 (57) 1 ,210 0.0 - - - - - 1 ,210 6 ,497 Uruguay 1 11,925 15 111,940 0.0 1 0,471 25,260 48,549 19,650 6 ,496 1,514 2 22,356 Other 4,469 15 4,484 0.0 979 1,831 - - - 1,674 1,737 Corporate securities 11,938,224 (21 2,573) 11,725,651 4.1 7,140,896 1 30,617 1,033,746 577,443 9 73,527 1 ,869,422 1 1,224,135 Shares 4,116,929 (169,838) 3,947,091 1.4 3 ,947,091 - - - - - 2,437,579 Bank deposit certificates 275,945 (61) 275,884 0.1 1 14,200 69,965 1 0,756 8 0,773 190 - 3 0,649 Securitized real estate loans 14,437 (385) 14,052 0.0 - - - - - 14,052 6 5,173 Fund quotas 3,100,526 (45 ,827) 3,054,699 1.1 3,054,699 - - - - - 2,849,352 Credit rights 2 24,586 - 2 24,586 0.1 224,586 - - - - - 196,944 Fixed income 809,479 (29 ,671) 779,808 0.3 7 79,808 - - - - - 9 33,171 Variable income 2 ,066,461 (16 ,156) 2,050,305 0.7 2,050,305 - - - - - 1,719,237 Debentures 1 ,627,206 9 ,670 1,636,876 0.6 - 58,078 1 8,084 130,346 153,712 1,276,656 2,055,433 Eurobonds and other 1,205,653 (6,8 90) 1 ,198,763 0.4 121 - 6 12,832 5 5,194 1 47,206 383,410 6 34,111 Financial bills 1,535,473 (376) 1 ,535,097 0.5 2 3,381 2,574 3 91,736 307,717 6 63,792 1 45,897 3 ,065,188 Other 6 2,055 1,134 6 3,189 0.0 1 ,404 - 338 3,413 8 ,627 4 9,407 86,650 PGBL / VGBL fund quotas 1 88,068,807 - 1 88,068,807 64.4 188,068,807 - - - - - 1 69,177,514 Total 290,921,086 990,240 2 91,911,326 100.0 1 97,829,192 1,163,497 6 ,797,529 2 ,627,317 1 2,916,960 7 0,576,831 285,888,195 % per maturity term 67.8 0.4 2.3 0.9 4.4 24.2 Total – 12/31/2017 285,466,243 421,952 285,888,195 100.0 180,198,687 3,371,565 4,795,000 13,456,906 11,158,191 72,907,846 % per maturity term 63.0 1.2 1.7 4.7 3.9 25.5 At 12/31/2018, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income without maturity (R$ 5,463 at 12/31/2017), Financial treasury bills income (R$ 8,321,778 at 12/31/2017) over 365 days, National trasury bils income R$ 4,033,645 over 365 days (R$ 12,267,560 at 12/31/2017) and National treasury bills income R$ 6,944,520 over 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 93 c) Trading securities See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term. 12/31/2018 12/31/2017 Adjustment to Cost market value Market value % 0 - 30 31 - 90 91 - 180 181 - 365 366 - 720 Over 720 days Market value (in results) Government securities - domestic 88,972,987 1,194,551 90,167,538 30.9 1,562,979 912,356 5 ,654,827 1,866,832 1 1,807,174 6 8,363,370 1 01,541,341 Financial treasury bills 25,642,312 732 2 5,643,044 8.8 - 811,756 - - 1,778,801 2 3,052,487 4 1,651,414 National treasury bills 2 3,454,791 341,558 23,796,349 8.2 1 ,013,940 - 278,933 984,862 5,475,441 16,043,173 26,823,972 National treasury notes 37,166,477 776,420 37,942,897 12.9 5 43,634 100,523 5 ,101,690 130,346 4 ,040,859 28,025,845 28,108,873 National treasury / Securitization 641 (22 8) 413 0.0 - 77 - 160 79 97 652 Brazilian external debt bonds 2 ,708,766 7 6,069 2,784,835 1.0 5 ,405 - 274,204 7 51,464 511,994 1 ,241,768 4 ,956,430 Government securities - abroad 1,941,068 8,262 1 ,949,330 0.6 1 ,056,510 1 20,524 108,956 183,042 1 36,259 344,039 3,945,205 Argentina 1 ,121,295 7,816 1,129,111 0.4 1,019,180 23,177 5 ,785 - 2 6,256 54,713 1 ,465,788 Chile 2 58,224 548 2 58,772 0.1 2 5,880 139 7 ,768 1 5,190 7 2,093 1 37,702 5 1,335 Colombia 2 07,286 339 207,625 0.1 - 70,117 4 6,854 31,413 3 1,414 27,827 2,092,693 United States 116,800 (35) 116,765 0.0 - - - 116,765 - - 99,523 Mexico 119,802 (37 9) 1 19,423 0.0 - - - 24 - 1 19,399 5 ,276 Paraguay 1,267 (57) 1 ,210 0.0 - - - - - 1 ,210 6 ,497 Uruguay 1 11,925 15 111,940 0.0 1 0,471 25,260 48,549 19,650 6 ,496 1,514 2 22,356 Other 4,469 15 4,484 0.0 979 1,831 - - - 1,674 1,737 Corporate securities 11,938,224 (21 2,573) 11,725,651 4.1 7,140,896 1 30,617 1,033,746 577,443 9 73,527 1 ,869,422 1 1,224,135 Shares 4,116,929 (169,838) 3,947,091 1.4 3 ,947,091 - - - - - 2,437,579 Bank deposit certificates 275,945 (61) 275,884 0.1 1 14,200 69,965 1 0,756 8 0,773 190 - 3 0,649 Securitized real estate loans 14,437 (385) 14,052 0.0 - - - - - 14,052 6 5,173 Fund quotas 3,100,526 (45 ,827) 3,054,699 1.1 3,054,699 - - - - - 2,849,352 Credit rights 2 24,586 - 2 24,586 0.1 224,586 - - - - - 196,944 Fixed income 809,479 (29 ,671) 779,808 0.3 7 79,808 - - - - - 9 33,171 Variable income 2 ,066,461 (16 ,156) 2,050,305 0.7 2,050,305 - - - - - 1,719,237 Debentures 1 ,627,206 9 ,670 1,636,876 0.6 - 58,078 1 8,084 130,346 153,712 1,276,656 2,055,433 Eurobonds and other 1,205,653 (6,8 90) 1 ,198,763 0.4 121 - 6 12,832 5 5,194 1 47,206 383,410 6 34,111 Financial bills 1,535,473 (376) 1 ,535,097 0.5 2 3,381 2,574 3 91,736 307,717 6 63,792 1 45,897 3 ,065,188 Other 6 2,055 1,134 6 3,189 0.0 1 ,404 - 338 3,413 8 ,627 4 9,407 86,650 PGBL / VGBL fund quotas 1 88,068,807 - 1 88,068,807 64.4 188,068,807 - - - - - 1 69,177,514 Total 290,921,086 990,240 2 91,911,326 100.0 1 97,829,192 1,163,497 6 ,797,529 2 ,627,317 1 2,916,960 7 0,576,831 285,888,195 % per maturity term 67.8 0.4 2.3 0.9 4.4 24.2 Total – 12/31/2017 285,466,243 421,952 285,888,195 100.0 180,198,687 3,371,565 4,795,000 13,456,906 11,158,191 72,907,846 % per maturity term 63.0 1.2 1.7 4.7 3.9 25.5 At 12/31/2018, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income without maturity (R$ 5,463 at 12/31/2017), Financial treasury bills income (R$ 8,321,778 at 12/31/2017) over 365 days, National trasury bils income R$ 4,033,645 over 365 days (R$ 12,267,560 at 12/31/2017) and National treasury bills income R$ 6,944,520 over 365 days. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 93

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	**32,478,162**	**1,279,911**	**33,758,073**	**33.3**	**-**	**-**	**170,626**	**854,939**	**3,059,181**	**29,673,327**	**39,277,317**
Financial treasury bills	235,734	3	235,737	0.2	-	-	-	-	219,084	16,653	574,253
National treasury bills	2,741,912	82,514	2,824,426	2.8	-	-	-	6,358	2,791,951	26,117	9,818,985
National treasury notes	16,330,725	1,180,819	17,511,544	17.3	-	-	91,447	-	32,985	17,387,112	15,876,057
National treasury / Securitization	174,880	27,845	202,725	0.2	-	-	-	-	-	202,725	219,001
Brazilian external debt bonds	12,994,911	(11,270)	12,983,641	12.8	-	-	79,179	848,581	15,161	12,040,720	12,789,021
Government securities - abroad	**25,303,316**	**(143,869)**	**25,159,447**	**24.7**	**1,118,837**	**1,681,827**	**3,587,477**	**5,011,591**	**5,693,158**	**8,066,557**	**24,392,649**
Germany	22,456	13	22,469	0.0	-	-	-	-	22,469	-	-
Argentina	10	218	228	0.0	228	-	-	-	-	-	-
Chile	7,946,130	6,129	7,952,259	7.8	132,203	2,787	27,914	60,275	1,713,750	6,015,330	9,710,962
Colombia	5,490,893	14,107	5,505,000	5.4	-	96,272	873,987	1,828,631	1,229,353	1,476,757	3,346,542
Korea	1,384,861	-	1,384,861	1.4	-	-	-	-	1,384,861	-	1,943,924
Denmark	-	-	-	0.0	-	-	-	-	-	-	1,950,784
Spain	2,411,100	-	2,411,100	2.4	-	-	316,592	1,018,565	1,075,943	-	2,937,144
United States	2,653,531	(15,604)	2,637,927	2.6	699,122	863,721	335,396	287,984	-	451,704	1,566,558
France	891,007	(200)	890,807	0.9	-	-	556,381	334,426	-	-	-
Italy	114,887	375	115,262	0.1	-	-	-	115,262	-	-	-
Mexico	2,258,060	(73,649)	2,184,411	2.1	150,192	497,456	734,765	801,998	-	-	543,960
Paraguay	1,600,687	(70,972)	1,529,715	1.5	136,202	172,899	521,829	509,026	161,870	27,889	1,800,079
Uruguay	529,466	(4,282)	525,184	0.5	890	48,692	220,613	55,424	104,912	94,653	592,518
Other	228	(4)	224	0.0	-	-	-	-	-	224	178
Corporate securities	**42,749,273**	**(53,029)**	**42,696,244**	**42.0**	**3,107,886**	**1,364,230**	**4,053,349**	**2,430,795**	**6,880,006**	**24,859,978**	**36,951,083**
Shares	994,749	108,559	1,103,308	1.1	1,103,308	-	-	-	-	-	679,607
Rural product note	4,089,009	105,988	4,194,997	4.1	199,782	198,543	340,164	299,969	429,731	2,726,808	2,828,420
Bank deposit certificate	1,193,500	289	1,193,789	1.2	777,967	270,241	98,734	46,847	-	-	803,100
Securitized real estate loans	1,398,792	20,396	1,419,188	1.4	-	-	-	-	-	1,419,188	1,761,450
Fund quotas	323,760	-	323,760	0.3	323,760	-	-	-	-	-	300,714
Debentures	27,107,525	(267,394)	26,840,131	26.4	164,112	168,412	1,972,344	994,183	5,004,230	18,536,850	20,745,150
Eurobonds and other	5,738,003	(25,844)	5,712,159	5.6	503,184	615,150	1,547,236	523,223	1,301,740	1,221,626	5,575,641
Financial bills	145,479	(78)	145,401	0.1	35,773	81,803	-	27,825	-	-	619,476
Promissory notes	1,066,870	2,759	1,069,629	1.1	-	25,139	94,871	538,748	144,305	266,566	3,243,933
Other	691,586	2,296	693,882	0.7	-	4,942	-	-	-	688,940	393,592
Total	**100,530,751**	**1,083,013**	**101,613,764**	**100.0**	**4,226,723**	**3,046,057**	**7,811,452**	**8,297,325**	**15,632,345**	**62,599,862**	**100,621,049**
% per maturity term					4.2	3.0	7.7	8.2	15.4	61.5	
Total – 12/31/2017	**100,248,604**	**372,445**	**100,621,049**	**100.0**	**3,371,908**	**4,953,981**	**4,085,531**	**12,033,006**	**12,829,944**	**63,346,679**	
% per maturity term					3.4	4.9	4.1	12.0	12.7	62.9	

At December 31, 2018, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 1,362 over 365 days (R$ 2,297 at 12/31/2017) .

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 94

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 12/31/2018, not considered in results, is an impairment loss of R$ 352,303 (R$ 405,111 at 12/31/2017).

	12/31/2018									12/31/2017	
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic [(1)]	**29,799,949**	**73.6**	**-**	**-**	**-**	**1,070,602**	**3,899,921**	**24,829,426**	**30,873,907**	**22,724,182**	**23,670,416**
National treasury bills	3,867,831	9.5	-	-	-	-	3,867,831	-	3,952,265	9,157,109	9,157,562
National treasury notes	6,827,821	16.9	-	-	-	-	32,090	6,795,731	7,872,130	4,494,203	5,130,131
Brazilian external debt bonds	19,104,297	47.2	-	-	-	1,070,602	-	18,033,695	19,049,512	9,072,870	9,382,723
Government securities - abroad	**371,079**	**0.9**	**57,465**	**-**	**135,424**	**163,129**	**33**	**15,028**	**370,110**	**460,391**	**459,242**
Colombia	356,018	0.9	57,465	-	135,424	163,129	-	-	349,105	447,603	439,664
Uruguay	15,028	-	-	-	-	-	-	15,028	21,004	12,763	19,577
Other	33	-	-	-	-	-	33	-	1	25	1
Corporate securities	**10,345,231**	**25.5**	**59,621**	**101,729**	**535,858**	**430,208**	**258,813**	**8,959,002**	**10,414,545**	**13,375,369**	**13,662,255**
Bank deposit certificate	-	-	-	-	-	-	-	-	-	5	5
Securitized real estate loans	9,652,686	23.8	-	-	444,894	-	258,813	8,948,979	9,722,000	12,841,811	13,128,697
Debentures	6,313	-	-	-	-	-	-	6,313	6,313	8,045	8,045
Eurobonds and other	2,302	-	-	-	-	-	-	2,302	2,302	8,978	8,978
Other	683,930	1.7	59,621	101,729	90,964	430,208	-	1,408	683,930	516,530	516,530
Total [(2)]	**40,516,259**	**100.0**	**117,086**	**101,729**	**671,282**	**1,663,939**	**4,158,767**	**33,803,456**	**41,658,562**	**36,559,942**	**37,791,913**
% per maturity term			0.3	0.3	1.7	4.1	10.3	83.3			
Total – 12/31/2017	**36,559,942**	**100.0**	**9,456,680**	**38,129**	**296,586**	**504,582**	**1,479,744**	**24,784,221**			
% per maturity term			25.9	0.1	0.8	1.4	4.0	67.8			

(1) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,902,754 (R$ 2,697,822 at 12/31/2017).

(2) In order to reflect the current risk management strategy, in the period ended 06/30/2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Government Securities – Brazil, being R$ 3,707,489 for Available-for-Trading Securities and R$ 8,678,270 for Available-for-Sale Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 95

f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,106,118 (R$ 13,436,262 at 12/31/2017) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 96 f) Derivative financial instruments ITAÚ UNIBANCO HOLDING CONSOLIDATED enters into derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice), at a future date, at a contracted price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price at the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest forward contracts are agreements to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed price, at an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at a contracted price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash at a future date or dates, based on differentials between specified financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts presented in Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument including a flow of interest, foreign currencies, commodities, or financial instruments at a contracted price that may also be settled in cash, based on differentials between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value relating to the credit risk associated to the debt issued by a third party (the reference entity), which permits that one party (the purchaser of the hedge) transfers the risk to the counterparty (the seller of the hedge). The seller of the hedge should make payments as set forth in the contract when the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge, but, on the other hand, assumes the risk that the underlying asset referenced in the contract undergoes a credit event, and the seller would have to make the payment to the purchaser of the hedge, which could be the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 10,106,118 (R$ 13,436,262 at 12/31/2017) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 18 - Risk, Capital Management and Fixed Assets Limits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 96

I - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset											
Futures	-	-	-	0.0	-	-	-	-	-	-	157,714
Swaps - adjustment receivable	6,263,152	6,785,502	13,048,654	55.6	704,905	187,354	245,328	699,680	2,880,462	8,330,925	9,185,764
Option premiums	3,742,230	549,853	4,292,083	18.3	1,158,927	403,199	609,661	871,167	975,434	273,695	3,337,397
Forwards (onshore)	1,752,712	1,704	1,754,416	7.5	838,442	690,241	144,210	81,309	214	-	6,719,457
Credit derivatives - Financial institutions	(86,375)	205,223	118,848	0.5	-	460	1,080	4,764	9,033	103,511	137,653
NDF - Non Deliverable Forward	3,377,930	333,917	3,711,847	15.8	1,013,813	968,015	771,908	653,412	178,086	126,613	2,949,671
Target flow of swap	6,889	37,081	43,970	0.2	448	266	7,302	-	12,300	23,654	68,131
Other derivative financial instruments	215,450	286,435	501,885	2.1	209,407	10,054	1,098	2,013	18,236	261,077	125,547
Total	**15,271,988**	**8,199,715**	**23,471,703**	**100.0**	**3,925,942**	**2,259,589**	**1,780,587**	**2,312,345**	**4,073,765**	**9,119,475**	**22,681,334**
% per maturity term					16.7	9.6	7.6	9.9	17.4	38.8	
Total - 12/31/2017	**16,017,042**	**6,664,292**	**22,681,334**	**100.0**	**7,799,974**	**1,635,998**	**1,354,234**	**2,359,125**	**2,770,116**	**6,761,887**	
% per maturity term					34.4	7.2	6.0	10.4	12.2	29.8	

	12/31/2018										12/31/2017
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities											
Swaps - difference payable	(11,450,208)	(7,903,433)	(19,353,641)	70.4	(922,612)	(978,592)	(605,502)	(1,417,153)	(4,686,689)	(10,743,093)	(13,688,246)
Option premiums	(3,415,344)	(510,086)	(3,925,430)	14.3	(879,801)	(500,024)	(603,670)	(831,113)	(822,673)	(288,149)	(2,790,726)
Forwards (onshore)	(428,958)	249	(428,709)	1.6	(428,709)	-	-	-	-	-	(5,965,107)
Credit derivatives - Financial institutions	(156,752)	16,905	(139,847)	0.5	-	(10)	(148)	(1,643)	(3,694)	(134,352)	(58,113)
NDF - Non Deliverable Forward	(3,278,651)	(105,108)	(3,383,759)	12.3	(888,833)	(771,762)	(583,199)	(552,134)	(150,490)	(437,341)	(3,744,759)
Target flow of swap	(78,137)	(84,328)	(162,465)	0.6	-	-	(15,597)	-	-	(146,868)	(121,878)
Other derivative financial instruments	(19,020)	(72,141)	(91,161)	0.3	(2,216)	(2,325)	(8,558)	(19,983)	(11,529)	(46,550)	(83,787)
Total	**(18,827,070)**	**(8,657,942)**	**(27,485,012)**	**100.0**	**(3,122,171)**	**(2,252,713)**	**(1,816,674)**	**(2,822,026)**	**(5,675,075)**	**(11,796,353)**	**(26,452,616)**
% per maturity term					11.4	8.2	6.6	10.3	20.6	42.9	
Total - 12/31/2017	**(20,523,308)**	**(5,929,308)**	**(26,452,616)**	**100.0**	**(7,286,502)**	**(1,114,011)**	**(1,374,000)**	**(3,327,590)**	**(4,889,109)**	**(8,461,404)**	
% per maturity term					27.5	4.2	5.2	12.6	18.5	32.0	

The result of derivative financial instruments in the period totals R$ (627,782) (R$ 2,311,185 at 12/31/2017).

At ITAÚ UNIBANCO HOLDING, market values related to Swap contract positions, involving interest, totaled (R$ (4,915,168) at 12/31/2017), in the liability position , distributed (R$ (1,408,922) at 12/31/2017) from 31 to 180 days, (R$ (3,506,246) at 12/31/2017) from 181 to 365 days, involving Foreign Currency, totaled R$ 1,726,579 (R$ 398,068 at 12/31/2017) in the asset position distributed, R$ 52,291 from 181 to 365 days and R$ 1,672,288 over 365 days and in the liability position R$ (46,141) (R$ (169) at 12/31/2017) distributed R$ (4,797) from 31 to 180 days R$ (8,791) from 181 to 365 days and R$ (32,533) (R$ (169) at 12/31/2017) over 365 days. The market values related to the Derivative contract positions, involving Shares, totaled (R$ 7,199 at 12/31/2017) in the liability position distributed over 365 days and R$ 69,159 in the asset position distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 97

II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount (received) (payable) results / / paid stockholders' equity) 12/31/2018 12/31/2017 12/31/2018 12/31/2018 12/31/2018 12/31/2017 Futures contracts 586,031,359 607,980,857 - - - 157,714 Purchase commitments 268,226,697 323,102,637 - - - 157,714 Shares 13,674,773 18,149,263 - - - 334 Commodities 193,613 186,956 - - - 143 Interest 243,368,540 275,155,121 - - - 3,570 Foreign currency 10,989,771 29,611,297 - - - 153,667 Commitments to sell 317,804,662 284,878,220 - - - - Shares 13,964,779 11,358,551 - - - - Commodities 154,714 167,727 - - - - Interest 265,218,302 245,230,979 - - - - Foreign currency 38,466,867 28,120,963 - - - - Swap contracts (5,187,056) (1,117,931) (6,304,987) (4,502,482) Asset position 939,510,190 837,299,060 6,263,152 6,785,502 13,048,654 9,185,764 Shares - 350,414 - - - 824 Commodities 6,000 - 171 188 359 - Interest 925,381,182 825,810,480 5,123,813 6,379,504 11,503,317 8,247,818 Foreign currency 14,123,008 11,138,166 1,139,168 405,810 1,544,978 937,122 Liability position 939,510,190 837,299,060 (11,450,208) (7,903,433) (19,353,641) (13,688,246) Shares 75,605 1,087,689 (4,755) 1,447 (3,308) (4,449) Commodities 619,968 - - (597) (597) - Interest 913,745,892 814,141,028 (9,409,848) (7,973,078) (17,382,926) (13,075,898) Foreign currency 25,068,725 22,070,343 (2,035,605) 68,795 (1,966,810) (607,899) Option contracts 1,264,231,521 1,847,811,311 326,886 39,767 366,653 546,671 Purchase commitments - long 152,840,894 245,495,975 1,933,355 (30,320) 1,903,035 1,648,025 Shares 9,873,111 8,636,715 300,898 178,501 479,399 1,016,486 Commodities 320,603 366,995 9,867 (2,767) 7,100 29,298 Interest 100,338,155 204,667,052 169,448 (97,994) 71,454 155,279 Foreign currency 42,309,025 31,825,213 1,453,142 (108,060) 1,345,082 446,962 Commitments to sell - long position 495,463,860 736,857,386 1,808,875 580,173 2,389,048 1,689,372 Shares 10,801,593 11,794,744 394,315 500,050 894,365 391,766 Commodities 278,490 269,075 10,867 1,524 12,391 3,591 Interest 441,673,130 700,657,708 427,210 460,018 887,228 765,494 Foreign currency 42,710,647 24,135,859 976,483 (381,419) 595,064 528,521 Purchase commitments - short 116,005,277 88,688,150 (1,560,813) 153,755 (1,407,058) (1,234,071) Shares 9,716,476 9,159,058 (183,972) (97,929) (281,901) (655,143) Commodities 316,886 278,051 (9,056) 6,176 (2,880) (20,097) Interest 69,934,131 51,475,685 (143,534) 95,217 (48,317) (86,555) Foreign currency 36,037,784 27,775,356 (1,224,251) 150,291 (1,073,960) (472,276) Commitments to sell - short position 499,921,490 776,769,800 (1,854,531) (663,841) (2,518,372) (1,556,655) Shares 8,898,497 10,240,744 (245,800) (503,112) (748,912) (294,176) Commodities 192,190 222,029 (6,290) (1,831) (8,121) (4,360) Interest 448,029,476 742,472,476 (527,826) (497,092) (1,024,918) (813,112) Foreign currency 42,801,327 23,834,551 (1,074,615) 338,194 (736,421) (445,007) Forward contracts 2,342,445 9,954,221 1,323,754 1,953 1,325,707 754,350 Purchases receivable 415,830 1,654,069 415,682 (343) 415,339 1,669,148 Shares 36,359 25,164 36,359 (370) 35,989 24,865 Interest 379,471 1,628,905 379,323 27 379,350 1,644,283 Purchases payable - - (381,490) - (381,490) (1,644,259) Shares - - (2,167) - (2,167) (24) Interest - - (379,323) - (379,323) (1,644,235) Sales receivable 1,307,190 737,424 1,337,030 2,047 1,339,077 5,050,309 Shares 1,307,190 737,424 1,291,733 2,047 1,293,780 730,408 Interest - - 45,297 - 45,297 4,319,901 Sales deliverable 619,425 7,562,728 (47,468) 249 (47,219) (4,320,848) Shares 2,171 50 (2,171) 3 (2,168) (49) Interest 44,916 4,301,865 (45,297) 246 (45,051) (4,320,540) Foreign currency 572,338 3,260,813 - - - (259) Credit derivatives 8,323,579 10,110,254 (243,127) 222,128 (20,999) 79,540 Asset position 3,824,800 5,831,392 (86,375) 205,223 118,848 137,653 Shares 1,576,176 1,954,946 (43,729) 134,250 90,521 91,739 Interest 2,248,624 3,876,446 (42,646) 70,973 28,327 45,914 Liability position 4,498,779 4,278,862 (156,752) 16,905 (139,847) (58,113) Shares 1,316,231 768,776 (55,323) (13,988) (69,311) (16,716) Interest 3,182,548 3,510,086 (101,429) 30,893 (70,536) (41,397) NDF - Non Deliverable Forward 225,355,054 252,627,585 99,279 228,809 328,088 (795,088) Asset position 122,494,982 119,312,353 3,377,930 333,917 3,711,847 2,949,671 Commodities 167,144 80,956 16,149 1,267 17,416 6,208 Foreign currency 122,327,838 119,231,397 3,361,781 332,650 3,694,431 2,943,463 Liability position 102,860,072 133,315,232 (3,278,651) (105,108) (3,383,759) (3,744,759) Commodities 96,028 174,535 (5,541) 863 (4,678) (13,755) Foreign currency 102,764,044 133,140,697 (3,273,110) (105,971) (3,379,081) (3,731,004) Target flow of swap 1,333,282 954,781 (71,248) (47,247) (118,495) (53,747) Asset position 114,532 513,781 6,889 37,081 43,970 68,131 Interest 114,532 - 1,731 20,855 22,586 - Foreign currency - 513,781 5,158 16,226 21,384 68,131 Liability position 1,218,750 441,000 (78,137) (84,328) (162,465) (121,878) Interest 1,218,750 441,000 (16,697) (6,682) (23,379) (121,878) Foreign currency - - (61,440) (77,646) (139,086) - Other derivative financial instruments 5,502,654 4,675,373 196,430 214,294 410,724 41,760 Asset position 4,425,622 2,693,917 215,450 286,435 501,885 125,547 Shares 346,718 416,305 2,218 9,693 11,911 28,674 Interest 4,073,906 2,151,352 213,363 64,623 277,986 94,060 Foreign currency 4,998 126,260 (131) 212,119 211,988 2,813 Liability position 1,077,032 1,981,456 (19,020) (72,141) (91,161) (83,787) Shares 910,848 1,621,567 (15,806) (42,050) (57,856) (77,834) Interest 158,434 330,282 (2,230) (20,377) (22,607) (4,293) Foreign currency 7,750 29,607 (984) (9,714) (10,698) (1,660) ASSET 15,271,988 8,199,715 23,471,703 22,681,334 LIABILITY (18,827,070) (8,657,942) (27,485,012) (26,452,616) TOTAL (3,555,082) (458,227) (4,013,309) (3,771,282) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 12/31/2017 Futures 217,836,087 193,636,110 33,968,992 140,590,170 586,031,359 607,980,857 Swaps 70,403,289 96,912,983 96,089,578 676,104,340 939,510,190 837,299,060 Options 595,516,594 131,147,234 329,833,524 207,734,169 1,264,231,521 1,847,811,311 Forwards (onshore) 1,411,885 845,109 85,221 230 2,342,445 9,954,221 Credit derivatives - 1,187,897 679,551 6,456,131 8,323,579 10,110,254 NDF - Non Deliverable Forward 76,031,612 102,024,246 30,211,957 17,087,239 225,355,054 252,627,585 Target flow of swap - 114,532 - 1,218,750 1,333,282 954,781 Other derivative financial instruments 12,496 416,899 371,113 4,702,146 5,502,654 4,675,373 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 98 II - Derivatives by index and Risk Fator Balance sheet Adjustment to Memorandum account / account receivable / market value (in Market value Notional amount (received) (payable) results / / paid stockholders' equity) 12/31/2018 12/31/2017 12/31/2018 12/31/2018 12/31/2018 12/31/2017 Futures contracts 586,031,359 607,980,857 - - - 157,714 Purchase commitments 268,226,697 323,102,637 - - - 157,714 Shares 13,674,773 18,149,263 - - - 334 Commodities 193,613 186,956 - - - 143 Interest 243,368,540 275,155,121 - - - 3,570 Foreign currency 10,989,771 29,611,297 - - - 153,667 Commitments to sell 317,804,662 284,878,220 - - - - Shares 13,964,779 11,358,551 - - - - Commodities 154,714 167,727 - - - - Interest 265,218,302 245,230,979 - - - - Foreign currency 38,466,867 28,120,963 - - - - Swap contracts (5,187,056) (1,117,931) (6,304,987) (4,502,482) Asset position 939,510,190 837,299,060 6,263,152 6,785,502 13,048,654 9,185,764 Shares - 350,414 - - - 824 Commodities 6,000 - 171 188 359 - Interest 925,381,182 825,810,480 5,123,813 6,379,504 11,503,317 8,247,818 Foreign currency 14,123,008 11,138,166 1,139,168 405,810 1,544,978 937,122 Liability position 939,510,190 837,299,060 (11,450,208) (7,903,433) (19,353,641) (13,688,246) Shares 75,605 1,087,689 (4,755) 1,447 (3,308) (4,449) Commodities 619,968 - - (597) (597) - Interest 913,745,892 814,141,028 (9,409,848) (7,973,078) (17,382,926) (13,075,898) Foreign currency 25,068,725 22,070,343 (2,035,605) 68,795 (1,966,810) (607,899) Option contracts 1,264,231,521 1,847,811,311 326,886 39,767 366,653 546,671 Purchase commitments - long 152,840,894 245,495,975 1,933,355 (30,320) 1,903,035 1,648,025 Shares 9,873,111 8,636,715 300,898 178,501 479,399 1,016,486 Commodities 320,603 366,995 9,867 (2,767) 7,100 29,298 Interest 100,338,155 204,667,052 169,448 (97,994) 71,454 155,279 Foreign currency 42,309,025 31,825,213 1,453,142 (108,060) 1,345,082 446,962 Commitments to sell - long position 495,463,860 736,857,386 1,808,875 580,173 2,389,048 1,689,372 Shares 10,801,593 11,794,744 394,315 500,050 894,365 391,766 Commodities 278,490 269,075 10,867 1,524 12,391 3,591 Interest 441,673,130 700,657,708 427,210 460,018 887,228 765,494 Foreign currency 42,710,647 24,135,859 976,483 (381,419) 595,064 528,521 Purchase commitments - short 116,005,277 88,688,150 (1,560,813) 153,755 (1,407,058) (1,234,071) Shares 9,716,476 9,159,058 (183,972) (97,929) (281,901) (655,143) Commodities 316,886 278,051 (9,056) 6,176 (2,880) (20,097) Interest 69,934,131 51,475,685 (143,534) 95,217 (48,317) (86,555) Foreign currency 36,037,784 27,775,356 (1,224,251) 150,291 (1,073,960) (472,276) Commitments to sell - short position 499,921,490 776,769,800 (1,854,531) (663,841) (2,518,372) (1,556,655) Shares 8,898,497 10,240,744 (245,800) (503,112) (748,912) (294,176) Commodities 192,190 222,029 (6,290) (1,831) (8,121) (4,360) Interest 448,029,476 742,472,476 (527,826) (497,092) (1,024,918) (813,112) Foreign currency 42,801,327 23,834,551 (1,074,615) 338,194 (736,421) (445,007) Forward contracts 2,342,445 9,954,221 1,323,754 1,953 1,325,707 754,350 Purchases receivable 415,830 1,654,069 415,682 (343) 415,339 1,669,148 Shares 36,359 25,164 36,359 (370) 35,989 24,865 Interest 379,471 1,628,905 379,323 27 379,350 1,644,283 Purchases payable - - (381,490) - (381,490) (1,644,259) Shares - - (2,167) - (2,167) (24) Interest - - (379,323) - (379,323) (1,644,235) Sales receivable 1,307,190 737,424 1,337,030 2,047 1,339,077 5,050,309 Shares 1,307,190 737,424 1,291,733 2,047 1,293,780 730,408 Interest - - 45,297 - 45,297 4,319,901 Sales deliverable 619,425 7,562,728 (47,468) 249 (47,219) (4,320,848) Shares 2,171 50 (2,171) 3 (2,168) (49) Interest 44,916 4,301,865 (45,297) 246 (45,051) (4,320,540) Foreign currency 572,338 3,260,813 - - - (259) Credit derivatives 8,323,579 10,110,254 (243,127) 222,128 (20,999) 79,540 Asset position 3,824,800 5,831,392 (86,375) 205,223 118,848 137,653 Shares 1,576,176 1,954,946 (43,729) 134,250 90,521 91,739 Interest 2,248,624 3,876,446 (42,646) 70,973 28,327 45,914 Liability position 4,498,779 4,278,862 (156,752) 16,905 (139,847) (58,113) Shares 1,316,231 768,776 (55,323) (13,988) (69,311) (16,716) Interest 3,182,548 3,510,086 (101,429) 30,893 (70,536) (41,397) NDF - Non Deliverable Forward 225,355,054 252,627,585 99,279 228,809 328,088 (795,088) Asset position 122,494,982 119,312,353 3,377,930 333,917 3,711,847 2,949,671 Commodities 167,144 80,956 16,149 1,267 17,416 6,208 Foreign currency 122,327,838 119,231,397 3,361,781 332,650 3,694,431 2,943,463 Liability position 102,860,072 133,315,232 (3,278,651) (105,108) (3,383,759) (3,744,759) Commodities 96,028 174,535 (5,541) 863 (4,678) (13,755) Foreign currency 102,764,044 133,140,697 (3,273,110) (105,971) (3,379,081) (3,731,004) Target flow of swap 1,333,282 954,781 (71,248) (47,247) (118,495) (53,747) Asset position 114,532 513,781 6,889 37,081 43,970 68,131 Interest 114,532 - 1,731 20,855 22,586 - Foreign currency - 513,781 5,158 16,226 21,384 68,131 Liability position 1,218,750 441,000 (78,137) (84,328) (162,465) (121,878) Interest 1,218,750 441,000 (16,697) (6,682) (23,379) (121,878) Foreign currency - - (61,440) (77,646) (139,086) - Other derivative financial instruments 5,502,654 4,675,373 196,430 214,294 410,724 41,760 Asset position 4,425,622 2,693,917 215,450 286,435 501,885 125,547 Shares 346,718 416,305 2,218 9,693 11,911 28,674 Interest 4,073,906 2,151,352 213,363 64,623 277,986 94,060 Foreign currency 4,998 126,260 (131) 212,119 211,988 2,813 Liability position 1,077,032 1,981,456 (19,020) (72,141) (91,161) (83,787) Shares 910,848 1,621,567 (15,806) (42,050) (57,856) (77,834) Interest 158,434 330,282 (2,230) (20,377) (22,607) (4,293) Foreign currency 7,750 29,607 (984) (9,714) (10,698) (1,660) ASSET 15,271,988 8,199,715 23,471,703 22,681,334 LIABILITY (18,827,070) (8,657,942) (27,485,012) (26,452,616) TOTAL (3,555,082) (458,227) (4,013,309) (3,771,282) Derivatives contracts mature as follows (in days) Memorandum account / notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 12/31/2017 Futures 217,836,087 193,636,110 33,968,992 140,590,170 586,031,359 607,980,857 Swaps 70,403,289 96,912,983 96,089,578 676,104,340 939,510,190 837,299,060 Options 595,516,594 131,147,234 329,833,524 207,734,169 1,264,231,521 1,847,811,311 Forwards (onshore) 1,411,885 845,109 85,221 230 2,342,445 9,954,221 Credit derivatives - 1,187,897 679,551 6,456,131 8,323,579 10,110,254 NDF - Non Deliverable Forward 76,031,612 102,024,246 30,211,957 17,087,239 225,355,054 252,627,585 Target flow of swap - 114,532 - 1,218,750 1,333,282 954,781 Other derivative financial instruments 12,496 416,899 371,113 4,702,146 5,502,654 4,675,373 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 98

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2018							
	Futures	**Swaps**	**Options**	**Forwards (onshore)**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Target flow of swap**	**Other derivative financial instruments**
B3	**480,948,196**	**20,209,499**	**1,106,793,635**	**1,913,720**	**-**	**47,627,586**	**-**	**-**
Over-the-counter market	**105,083,163**	**919,300,691**	**157,437,886**	**428,725**	**8,323,579**	**177,727,468**	**1,333,282**	**5,502,654**
Financial institutions	104,297,287	702,846,976	110,859,755	-	7,741,584	103,172,758	-	3,601,359
Companies	785,876	150,639,473	46,126,905	428,725	581,995	73,811,020	1,333,282	1,901,295
Individuals	-	65,814,242	451,226	-	-	743,690	-	-
Total	**586,031,359**	**939,510,190**	**1,264,231,521**	**2,342,445**	**8,323,579**	**225,355,054**	**1,333,282**	**5,502,654**
Total – 12/31/2017	**607,980,857**	**837,299,060**	**1,847,811,311**	**9,954,221**	**10,110,254**	**252,627,585**	**954,781**	**4,675,373**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018
99

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	12/31/2018			12/31/2017		
	Notional amount of credit protection sold	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**	**Notional amount of credit protection sold**	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**
Credit swaps	(6,852,704)	1,470,875	(5,381,829)	(6,416,313)	3,693,941	(2,722,372)
Total	**(6,852,704)**	**1,470,875**	**(5,381,829)**	**(6,416,313)**	**3,693,941**	**(2,722,372)**

The effect on the reference equity (Note 18) was R$ 46,316 (R$ 46,396 at 12/31/2017).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 100

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.
LIBOR/ UF*/ TPM* / Selic and foreign exchange rate*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

Strategies	12/31/2018					
					Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	32,114,131	(1,818,903)	(3,254,137)	33,425,154	(1,833,872)
Hedge of assets transactions	7,866,056	-	136,073	136,073	8,003,039	136,073
Hedge of asset-backed securities under repurchase agreements	36,667,834	-	353,457	353,457	38,013,034	359,421
Hedge of UF - denominated assets	13,247,370	-	26,432	26,432	13,220,938	22,598
Hedge of funding	-	3,200,348	77,941	85,667	3,104,801	81,695
Hedge of loan operations	274,094	-	5,726	5,726	268,368	7,234
Foreign exchange risk						
Hedge of highly probable forecast transactions	71,156	-	5,251	5,251	71,156	5,251
Variable costs risks						
Hedge of highly probable forecast transactions	18,792,559	-	(113,036)	(113,036)	18,792,558	(113,036)
Total	**76,919,069**	**35,314,479**	**(1,327,059)**	**(2,754,567)**	**114,899,048**	**(1,334,636)**

Strategies	12/31/2017					
	Hedged Item				Hedge Instruments	
	Book value		Variation in the amounts recognized in Stockholders' Equity (*)	Cash flow hedge reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	70,663,298	(3,595,979)	(3,595,979)	69,253,139	(3,598,114)
Hedge of assets transactions	23,489,527	-	429,349	429,349	23,919,178	429,355
Hedge of asset-backed securities under repurchase agreements	31,099,006	-	672,321	672,321	31,855,096	674,696
Hedge of UF - denominated assets	15,227,170	-	(28,191)	(28,191)	15,227,170	(22,093)
Hedge of funding	-	6,444,407	(16,344)	(16,344)	6,444,407	(15,668)
Hedge of loan operations	1,123,646	-	13,693	13,693	1,123,646	13,909
Foreign exchange risk						
Hedge of highly probable forecast transactions	218,879	-	(4,718)	(4,718)	232,167	(4,718)
Total	**71,158,228**	**77,107,705**	**(2,529,869)**	**(2,529,869)**	**148,054,803**	**(2,522,633)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 101

Hedge Instruments	12/31/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	79,441,227	255,949	20,541	(1,338,378)	(1,329,373)	(9,005)	-
Interest rate Swap	16,594,107	3,023,106	13,519,138	111,527	110,099	1,428	-
Foreign exchange risk [4]							
DDI Future	18,798,252	53,939	-	(112,536)	(112,536)	-	-
Option	65,462	9,083	-	4,751	4,751	-	-
Total	**114,899,048**	**3,342,077**	**13,539,679**	**(1,334,636)**	**(1,327,059)**	**(7,577)**	-

Hedge Instruments	12/31/2017						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk [3]							
Interest rate futures	125,027,413	13,151	31,957	(2,494,063)	(2,494,309)	245	-
Interest rate Swap	22,795,223	36,002	15,668	(23,852)	(30,842)	6,991	-
Foreign exchange risk [4]							
Option	232,167	4,718	-	(4,718)	(4,718)	-	-
Total	**148,054,803**	**53,871**	**47,625**	**(2,522,633)**	**(2,529,869)**	**7,236**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.

(4) DDI Futures contracts and Dollar Purchase Options negotiated on B3.

The gains or losses related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expect to recognize in results in the following 12 months, totaling R$ (1,760,220) (R$ (1,907,845) at 12/31/2017). In the period ended 12/31/2018 was recognized amount of R$ (570,298) in result.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 102

II) Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

Strategies	12/31/2018						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	7,065,865	-	7,119,014	-	53,148	7,065,865	(54,339)
Hedge of funding	-	9,123,952	-	9,080,691	(43,261)	9,123,952	43,260
Hedge of available-for-sale securities	9,386,420	-	9,672,283	-	285,864	9,456,528	(274,994)
Total	**16,452,285**	**9,123,952**	**16,791,297**	**9,080,691**	**295,751**	**25,646,345**	**(286,073)**

Strategies	12/31/2017						
	Hedged Item					Hedge Instruments	
	Book value		Fair value adjustments		Variation in the amounts used to calculate hedge ineffectiveness	Nominal Value	Variation in value recognized in income (*)
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	5,976,642	-	5,926,947	-	(49,695)	5,976,642	51,950
Hedge of funding	-	12,156,582	-	12,264,173	107,591	12,156,582	(113,877)
Hedge of syndicated loan	-	794,221	-	793,885	(336)	794,221	435
Hedge of available-for-sale securities	482,415	-	449,681	-	(32,734)	482,415	34,418
Total	**6,459,057**	**12,950,803**	**6,376,628**	**13,058,058**	**24,826**	**19,409,860**	**(27,074)**

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 103

Hedge Instruments	12/31/2018				
	Nominal Value	Book value (*)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	20,691,541	85,680	145,311	(59,631)	9,694
Others Derivatives	4,954,804	-	5,181,246	(226,442)	(16)
Total	**25,646,345**	**85,680**	**5,326,557**	**(286,073)**	**9,678**

Hedge Instruments	12/31/2017				
	Nominal Value	Book value (*)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Interest rate swap	19,409,860	86,368	113,443	(27,074)	(2,248)
Total	**19,409,860**	**86,368**	**113,443**	**(27,074)**	**(2,248)**

(*) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, fixed rate and denominated in Euros and dollars, issued by subsidiaries in Chile, London and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 104

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

Strategies	12/31/2018					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	14,820,034	(5,235,583)	(5,235,583)	12,549,847	(5,269,957)
Total	**-**	**14,820,034**	**(5,235,583)**	**(5,235,583)**	**12,549,847**	**(5,269,957)**

Strategies	12/31/2017					
	Hedged item				Hedge Instruments	
	Book value		Variation in value recognized in Stockholders' Equity (*)	Foreign currency convertion reserve	Nominal Value	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	-	13,074,449	(3,260,773)	(3,260,773)	10,562,047	(3,295,147)
Total	**-**	**13,074,449**	**(3,260,773)**	**(3,260,773)**	**10,562,047**	**(3,295,147)**

(*) Recorded under heading Asset Valuation Adjustments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 105

Hedge Instruments	12/31/2018						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	27,990,005	-	112,983	(8,547,554)	(8,487,632)	(59,922)	-
Forward	(1,470,385)	1,059,165	-	814,277	791,231	23,046	-
NDF - Non Deliverable Forward	(13,166,308)	253,969	-	2,316,614	2,312,363	4,251	-
Financial Assets	(803,465)	803,465	-	146,706	148,455	(1,749)	-
Total	**12,549,847**	**2,116,599**	**112,983**	**(5,269,957)**	**(5,235,583)**	**(34,374)**	**-**

Hedge Instruments	12/31/2017						
	Nominal Value	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' Equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency convertion reserve
		Assets	Liabilities				
Interest rate risk [3]							
DDI Future	23,641,449	48,622	-	(4,570,144)	(4,510,222)	(59,922)	-
Forward	(1,065,031)	1,050,035	-	663,404	640,358	23,046	-
NDF - Non Deliverable Forward	(11,473,807)	-	356,654	643,042	638,791	4,251	-
Financial Assets	(540,564)	540,564	-	(31,449)	(29,700)	(1,749)	-
Total	**10,562,047**	**1,639,221**	**356,654**	**(3,295,147)**	**(3,260,773)**	**(34,374)**	**-**

(1) Recorded under heading Derivative financial instruments.

(2) Recorded under heading Asset Valuation Adjustments.

(3) DDI Future negotiated on B3 and Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 106

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investment in foreign operations:

Strategies	12/31/2018							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	14,366,844	5,401,361	3,894,329	-	5,896,661	3,865,959	-	**33,425,154**
Hedge of highly probable anticipated transactions	71,156	18,792,558	-	-	-	-	-	**18,863,714**
Hedge of assets transactions	6,345,876	-	1,657,163	-	-	-	-	**8,003,039**
Hedge of assets denominated in UF	12,240,520	924,722	55,696	-	-	-	-	**13,220,938**
Hedge of funding (Cash flow)	2,873,893	-	-	-	-	230,908	-	**3,104,801**
Hedge of loan operations (Cash flow)	-	27,955	162,139	78,274	-	-	-	**268,368**
Hedge of loan operations (Market risk)	293,174	1,416,276	1,793,289	1,379,196	375,026	821,215	987,689	**7,065,865**
Hedge of funding (Market risk)	1,590,017	297,400	154,120	391,370	377,489	3,970,927	2,342,629	**9,123,952**
Hedge of available-for-sale securities	4,242,147	172,726	2,481,738	72,171	876,857	1,206,657	404,232	**9,456,528**
Asset-backed securities under repurchase agreements	26,943,094	5,837,628	1,517,428	-	3,714,884	-	-	**38,013,034**
Hedge of net investment in foreign operations (*)	12,549,847	-	-	-	-	-	-	**12,549,847**
Total	**81,516,568**	**32,870,626**	**11,715,902**	**1,921,011**	**11,240,917**	**10,095,666**	**3,734,550**	**153,095,240**

Strategies	12/31/2017							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	35,973,635	12,229,910	6,985,466	12,403,273	-	1,660,855	-	**69,253,139**
Hedge of highly probable anticipated transactions	162,309	69,858	-	-	-	-	-	**232,167**
Hedge of assets transactions	16,725,587	5,940,862	-	1,252,729	-	-	-	**23,919,178**
Hedge of assets denominated in UF	12,352,296	2,822,005	-	52,869	-	-	-	**15,227,170**
Hedge of funding (Cash flow)	1,645,816	748,636	1,026,886	884,262	525,283	1,613,524	-	**6,444,407**
Hedge of loan operations (Cash flow)	-	-	26,910	156,078	75,348	865,310	-	**1,123,646**
Hedge of loan operations (Market risk)	268,321	143,027	628,188	1,501,716	1,334,664	642,213	1,458,513	**5,976,642**
Hedge of syndicated loan (Market risk)	794,221	-	-	-	-	-	-	**794,221**
Hedge of funding (Market risk)	2,399,309	3,669,286	799,462	217,004	347,472	2,099,107	2,624,942	**12,156,582**
Hedge of available-for-sale securities	-	-	222,909	-	-	259,506	-	**482,415**
Asset-backed securities under repurchase agreements	250,600	25,208,848	3,956,763	1,349,092	-	1,089,793	-	**31,855,096**
Hedge of net investment in foreign operations (*)	10,562,047	-	-	-	-	-	-	**10,562,047**
Total	**81,134,141**	**50,832,432**	**13,646,584**	**17,817,023**	**2,282,767**	**8,230,308**	**4,083,455**	**178,026,710**

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 107

g) Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management's quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	12/31/2018 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(193)	(18,277)	(56,547)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	30	(8,951)	(31,199)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,015)	(185,640)	(451,796)
Price Index Linked	Interest of Inflation coupon	(494)	(19,537)	(41,174)
TR	TR Linked Interest Rates	-	-	(1)
Equities	Prices of Equities	540	(23,026)	45,451
Other	Exposures that do not fall under the definitions above	(1)	(2,542)	(8,098)
Total		**(5,133)**	**(257,973)**	**(543,364)**

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2018 (*)		
		Scenarios		
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(7,935)	(1,305,886)	(2,582,531)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,595)	(245,172)	(477,888)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,308)	(198,514)	(476,063)
Price Index Linked	Interest of Inflation coupon	(606)	(58,746)	(124,841)
TR	TR Linked Interest Rates	446	(96,086)	(227,634)
Equities	Prices of Equities	4,388	(117,695)	(143,886)
Other	Exposures that do not fall under the definitions above	63	6,282	11,175
Total		**(10,547)**	**(2,015,817)**	**(4,021,668)**

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

- **Scenario I**: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;
- **Scenario II**: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;
- **Scenario III**: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 108

Note 6 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	12/31/2018										12/31/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**224,120,134**	**108,717,199**	**49,491,397**	**18,295,963**	**8,801,536**	**4,742,726**	**4,255,670**	**5,568,357**	**11,132,605**	**435,125,587**	**407,640,462**
Loans and discounted trade receivables	93,066,170	88,539,328	36,647,432	15,120,818	7,483,218	3,573,051	3,025,695	3,526,229	9,184,723	260,166,664	242,984,229
Financing	56,784,075	13,372,767	10,322,388	2,111,362	728,766	823,252	564,987	1,745,227	1,194,759	87,647,583	80,855,445
Farming and agribusiness financing	7,461,534	862,905	432,869	71,057	79,980	54,080	490	1,163	25,402	8,989,480	8,710,216
Real estate financing	66,808,355	5,942,199	2,088,708	992,726	509,572	292,343	664,498	295,738	727,721	78,321,860	75,090,572
Lease operations	**1,627,447**	**4,068,573**	**1,116,042**	**291,831**	**114,802**	**49,040**	**136,356**	**36,550**	**111,878**	**7,552,519**	**7,725,869**
Credit card operations	**286,754**	**71,984,550**	**3,210,021**	**2,624,404**	**1,155,578**	**651,936**	**623,505**	**502,367**	**3,145,185**	**84,184,300**	**72,851,094**
Advance on exchange contracts (1)	**2,489,773**	**625,940**	**480,243**	**84,089**	**84,891**	**8,972**	**33,168**	**16,119**	**32,493**	**3,855,688**	**4,181,813**
Other sundry receivables (2)	**6,950**	**472,130**	**247**	**32,346**	**1,488**	**131**	**990,865**	**5,373**	**253,872**	**1,763,402**	**1,195,974**
Total operations with credit granting characteristics	**228,531,058**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**532,481,496**	**493,595,212**
Financial Guarantees Provided (3)										**66,104,700**	**70,489,275**
Total with Financial Guarantees Provided	**228,531,058**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**598,586,196**	**564,084,487**
Total – 12/31/2017	**212,091,535**	**173,646,014**	**42,848,737**	**19,648,177**	**10,798,550**	**7,016,025**	**7,164,796**	**6,117,644**	**14,263,734**	**493,595,212**	

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial guarantees provided paid;

(3) Recorded in Memorandum accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 109

II – By maturity and risk level

	12/31/2018										12/31/2017
	AA	A	B	C	D	E	F	G	H	Total	Total
					Overdue Operations [1][2]						
Falling due installments	-	-	**1,763,849**	**1,653,618**	**1,330,256**	**1,017,472**	**1,427,989**	**1,470,430**	**3,619,416**	**12,283,030**	**12,918,075**
01 to 30	-	-	57,478	67,884	55,151	44,998	42,804	170,421	173,255	611,991	466,490
31 to 60	-	-	50,566	61,371	48,988	38,706	37,734	44,744	152,157	434,266	422,061
61 to 90	-	-	45,178	52,973	44,009	34,446	32,436	31,105	132,907	373,054	417,285
91 to 180	-	-	127,491	150,501	126,489	96,268	101,306	102,822	395,292	1,100,169	1,123,273
181 to 365	-	-	245,641	246,796	219,898	176,656	186,770	185,652	709,677	1,971,090	2,138,790
Over 365	-	-	1,237,495	1,074,093	835,721	626,398	1,026,939	935,686	2,056,128	7,792,460	8,350,176
Overdue installments	-	-	**783,151**	**1,018,016**	**1,061,561**	**981,605**	**1,111,193**	**1,215,382**	**7,199,229**	**13,370,137**	**13,670,355**
01 to 14	-	-	8,398	36,956	27,211	21,954	20,524	18,433	125,931	259,407	289,657
15 to 30	-	-	544,692	94,580	92,997	71,715	48,243	45,007	151,877	1,049,111	1,306,512
31 to 60	-	-	230,061	738,957	168,862	114,843	117,172	90,854	510,922	1,971,671	2,342,149
61 to 90	-	-	-	115,995	661,879	142,779	162,394	119,408	848,873	2,051,328	2,097,179
91 to 180	-	-	-	31,528	110,612	579,130	720,401	853,573	1,082,750	3,377,994	3,272,856
181 to 365	-	-	-	-	-	51,184	42,459	88,107	4,079,060	4,260,810	4,181,837
Over 365	-	-	-	-	-	-	-	-	399,816	399,816	180,165
Subtotal (a)	-	-	**2,547,000**	**2,671,634**	**2,391,817**	**1,999,077**	**2,539,182**	**2,685,812**	**10,818,645**	**25,653,167**	**26,588,430**
Specific allowance (b)	-	-	**(25,470)**	**(80,149)**	**(239,182)**	**(599,723)**	**(1,269,591)**	**(1,880,068)**	**(10,818,645)**	**(14,912,828)**	**(14,747,910)**
Subtotal - 12/31/2017	-	-	**2,934,155**	**2,802,407**	**2,406,460**	**2,260,828**	**3,457,195**	**2,467,937**	**10,259,448**	**26,588,430**	
					Non-overdue operations						
Falling due installments	**227,627,891**	**184,438,235**	**51,206,193**	**18,471,401**	**7,635,460**	**3,404,214**	**3,430,880**	**3,421,412**	**3,749,322**	**503,385,008**	**463,055,032**
01 to 30	17,362,436	41,577,971	8,597,001	3,264,549	1,106,487	328,926	302,208	262,166	461,886	73,263,630	67,223,551
31 to 60	19,108,090	19,524,197	3,548,865	1,217,942	606,224	167,771	117,236	212,155	241,054	44,743,534	37,244,265
61 to 90	9,345,111	12,019,515	2,339,765	773,385	318,722	112,944	108,218	46,348	159,550	25,223,558	21,625,598
91 to 180	25,420,746	24,806,779	6,009,637	2,052,223	623,420	358,280	239,334	354,802	588,339	60,453,560	51,682,524
181 to 365	26,133,369	25,033,883	7,479,285	2,734,450	976,660	421,230	441,991	368,710	521,914	64,111,492	61,137,584
Over 365	130,258,139	61,475,890	23,231,640	8,428,852	4,003,947	2,015,063	2,221,893	2,177,231	1,776,579	235,589,234	224,141,510
Overdue up to 14 days	**903,167**	**1,430,157**	**544,757**	**185,598**	**131,018**	**49,514**	**69,502**	**21,542**	**108,066**	**3,443,321**	**3,951,750**
Subtotal (c)	**228,531,058**	**185,868,392**	**51,750,950**	**18,656,999**	**7,766,478**	**3,453,728**	**3,500,382**	**3,442,954**	**3,857,388**	**506,828,329**	**467,006,782**
Generic allowance (d)	-	**(929,342)**	**(517,510)**	**(559,710)**	**(776,648)**	**(1,036,118)**	**(1,750,191)**	**(2,410,068)**	**(3,857,388)**	**(11,836,975)**	**(12,451,399)**
Subtotal - 12/31/2017	**212,091,535**	**173,646,014**	**39,914,582**	**16,845,770**	**8,392,090**	**4,755,197**	**3,707,601**	**3,649,707**	**4,004,286**	**467,006,782**	
Portfolio total (a + c)	**228,531,058**	**185,868,392**	**54,297,950**	**21,328,633**	**10,158,295**	**5,452,805**	**6,039,564**	**6,128,766**	**14,676,033**	**532,481,496**	**493,595,212**
Existing allowance	-	**(929,342)**	**(542,980)**	**(639,859)**	**(1,015,830)**	**(3,153,780)**	**(6,038,961)**	**(6,128,153)**	**(14,676,033)**	**(34,260,632)**	**(37,309,465)**
Minimum required (b + d)	-	(929,342)	(542,980)	(639,859)	(1,015,830)	(1,635,841)	(3,019,782)	(4,290,136)	(14,676,033)	(26,749,803)	(27,199,309)
Additional	-	-	-	-	-	(1,517,939)	(3,019,179)	(1,838,017)	-	(7,510,829)	(10,110,156)
Financial Guarantees [3]	-	-	-	-	-	-	-	-	-	(1,135,694)	(1,949,644)
Additional [4]	-	-	-	-	-	(1,517,939)	(3,019,179)	(1,838,017)	-	(6,375,135)	(8,160,512)
Portfolio total at 12/31/2017	**212,091,535**	**173,646,014**	**42,848,737**	**19,648,177**	**10,798,550**	**7,016,025**	**7,164,796**	**6,117,644**	**14,263,734**	**493,595,212**	
Existing allowance at 12/31/2017	-	**(868,230)**	**(428,488)**	**(589,445)**	**(1,079,855)**	**(4,848,956)**	**(7,164,080)**	**(6,117,033)**	**(14,263,734)**	**(37,309,465)**	
Minimum required	-	(868,230)	(428,488)	(589,445)	(1,079,855)	(2,104,808)	(3,582,398)	(4,282,351)	(14,263,734)	(27,199,309)	
Additional	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(10,110,156)	
Financial Guarantees [3]	-	-	-	-	-	-	-	-	-	(1,949,644)	
Additional [4]	-	-	-	-	-	(2,744,148)	(3,581,682)	(1,834,682)	-	(8,160,512)	

(1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;

(2) The balance of non-accrual operations amounts to R$ 19,184,803 (R$ 19,104,845 at 12/31/2017);

(3) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet;

(4) Related to expected and potential loss.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 110

III – By business sector

	12/31/2018	%	12/31/2017	%
Public Sector	**2,510,631**	**0.5%**	**2,366,262**	**0.5%**
Energy	1,051,413	0.2%	584,366	0.1%
Petrochemical and chemical	1,082,492	0.2%	1,307,636	0.3%
Sundry	376,726	0.1%	474,260	0.1%
Private sector	**529,970,865**	**99.5%**	**491,228,950**	**99.5%**
Companies	**260,338,289**	**49.0%**	**247,100,423**	**50.1%**
Sugar and alcohol	5,679,635	1.1%	7,022,519	1.4%
Agribusiness and fertilizers	16,954,223	3.2%	14,807,720	3.0%
Food and beverage	13,825,932	2.6%	12,137,497	2.5%
Banks and other financial institutions	8,328,171	1.6%	7,435,739	1.5%
Capital assets	4,231,203	0.8%	4,599,758	0.9%
Pulp and paper	1,987,737	0.4%	2,923,171	0.6%
Publishing and printing	1,046,382	0.2%	920,711	0.2%
Electronic and IT	4,214,927	0.8%	3,921,877	0.8%
Packaging	2,504,255	0.5%	2,184,568	0.4%
Energy and sewage	8,342,954	1.6%	8,672,677	1.8%
Education	1,977,101	0.4%	1,868,340	0.4%
Pharmaceuticals and cosmetics	5,350,319	1.0%	4,904,842	1.0%
Real estate agents	17,886,939	3.4%	20,365,308	4.1%
Entertainment and tourism	4,773,576	0.9%	4,337,930	0.9%
Wood and furniture	2,966,140	0.6%	2,734,289	0.6%
Construction materials	4,285,741	0.8%	4,545,929	0.9%
Steel and metallurgy	7,267,735	1.4%	7,357,035	1.5%
Media	639,872	0.1%	604,752	0.1%
Mining	6,807,701	1.3%	5,275,635	1.1%
Infrastructure work	8,850,256	1.7%	8,783,980	1.8%
Oil and gas (*)	5,984,881	1.1%	4,956,065	1.0%
Petrochemical and chemical	8,243,390	1.5%	6,403,409	1.3%
Health care	2,528,039	0.5%	2,170,648	0.4%
Insurance, reinsurance and pension plans	23,080	0.0%	15,672	0.0%
Telecommucations	2,216,181	0.4%	1,780,437	0.4%
Third sector	1,757,693	0.3%	2,572,961	0.5%
Tradings	1,702,685	0.3%	1,588,877	0.3%
Transportation	15,759,742	3.0%	12,344,275	2.5%
Domestic appliances	1,930,612	0.4%	1,998,971	0.4%
Vehicles and autoparts	10,104,385	1.9%	11,846,820	2.4%
Clothing and shoes	4,437,416	0.8%	4,271,525	0.9%
Commerce - sundry	17,797,041	3.3%	14,982,484	3.0%
Industry - sundry	9,297,107	1.7%	7,694,584	1.6%
Sundry services	38,571,282	7.2%	36,117,485	7.3%
Sundry	12,063,956	2.2%	12,951,933	2.6%
Individuals	**269,632,576**	**50.5%**	**244,128,527**	**49.4%**
Credit cards	83,039,042	15.6%	71,937,401	14.6%
Real estate financing	68,724,467	12.9%	63,743,685	12.9%
Consumer loans / overdraft	101,371,976	18.9%	93,466,624	18.9%
Vehicles	16,497,091	3.1%	14,980,817	3.0%
Grand total	**532,481,496**	**100.0%**	**493,595,212**	**100.0%**

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	12/31/2018		12/31/2017	
Type of guarantees	**Portfolio**	**Provision**	**Portfolio**	**Provision**
Endorsements or sureties pledged in legal and administrative tax proceedings	33,898,145	(453,250)	36,157,228	(901,225)
Sundry bank guarantees	20,483,712	(538,071)	24,700,064	(855,078)
Other financial guarantees provided	6,850,411	(89,838)	4,647,823	(123,071)
Tied to the distribution of marketable securities by Public Offering	40,000	(53)	291,600	(52)
Restricted to bids, auctions, service provision or execution of works	3,175,398	(15,744)	3,931,528	(63,613)
Restricted to supply of goods	1,148,559	(32,182)	613,924	(5,773)
Restricted to international trade of goods	508,475	(6,556)	147,108	(832)
Total	**66,104,700**	**(1,135,694)**	**70,489,275**	**(1,949,644)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 111

b) Credit concentration

Loan, lease and other credit operations (*)	12/31/2018		12/31/2017	
	Risk	% of total	Risk	% of total
Largest debtor	5,192,544	0.9	4,079,032	0.7
10 largest debtors	31,564,115	5.3	28,957,637	5.1
20 largest debtors	47,429,746	7.9	46,312,823	8.2
50 largest debtors	73,355,064	12.3	74,764,354	13.3
100 largest debtors	98,671,905	16.5	101,141,728	17.9

(*) Amounts include financial guarantees provided.

Loan, lease and other credit operations and securities of companies and financial institutions (*)	12/31/2018		12/31/2017	
	Risk	% of total	Risk	% of total
Largest debtor	7,675,413	1.1	7,667,580	1.2
10 largest debtors	43,959,326	6.4	39,989,911	6.2
20 largest debtors	68,262,446	10.0	64,834,511	10.1
50 largest debtors	108,722,267	15.9	108,828,051	16.9
100 largest debtors	143,436,886	21.0	144,443,228	22.4

(*) Amounts include financial guarantees provided.

c) Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to 12/31/2018	01/01 to 12/31/2017
Opening balance	**(37,309,465)**	**(37,431,102)**
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16	-	(401,640)
Balance arising from the acquisition of Citibank operations	-	(665,725)
Net increase for the period	(14,501,245)	(18,749,556)
Required by Resolution nº. 2,682/99	(17,100,572)	(19,480,689)
Required by Resolution nº. 4,512/16	813,950	(102,559)
Additional	1,785,377	833,692
Others	-	6,707
Write-Off	17,977,470	19,957,074
Exchange variation	(427,392)	(25,223)
Closing balance (1)	**(34,260,632)**	**(37,309,465)**
Required by Resolution nº. 2,682/99	(26,749,803)	(27,199,309)
Specific (2)	(14,912,828)	(14,747,910)
Generic (3)	(11,836,975)	(12,451,399)
Additional allowance	(7,510,829)	(10,110,156)
For Financial Guarantees Provided required by Resolution nº. 4,512/16 (4)	(1,135,694)	(1,949,644)
Additional	(6,375,135)	(8,160,512)
Existing allowance	**(34,260,632)**	**(37,309,465)**
Provision delay	(10,334,803)	(10,431,268)
Provision aggravated	(10,398,884)	(10,025,424)
Provision potential	(13,526,945)	(16,852,773)

(1) The allowance for loan losses related to the lease portfolio amounts to: R$ (272,083) (R$ (378,974) at 12/31/2017);
(2) Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(3) For operations not covered in the previous item due to the classification of the client or operation;
(4) Provision for financial guarantees provided, recorded in Other liabilities - Sundry, in the Consolidated Balance Sheet.

At 12/31/2018, the balance of the allowance in relation to the loan portfolio is equivalent to 6.4% (7.6% at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 112

d) **Renegotiation of credits**

	12/31/2018			12/31/2017		
	Portfolio [1]	Allowance for Loan Losses	%	Portfolio [1]	Allowance for Loan Losses	%
Total renegotiated loans	27,325,739	(11,319,920)	41.4%	26,401,485	(10,807,411)	40.9%
(-) Renegotiated loans overdue up to 30 days[2]	(10,672,733)	2,704,840	25.3%	(9,147,755)	2,122,979	23.2%
Renegotiated loans overdue over 30 days[2]	16,653,006	(8,615,080)	51.7%	17,253,730	(8,684,432)	50.3%

(1) The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 112,194 (R$ 126,819 at 12/31/2017);

(2) Delays determined upon renegotiation.

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	12/31/2018				12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
	0 - 30	31 - 180	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets							
Loan operations	69,426	1,259,097	8,402,632	9,731,155	6,127,671	1,216,915	258,431
Liabilities - restricted operations on assets							
Foreign borrowing through securities	54,066	86,325	9,603,576	9,743,967	6,075,346	(1,220,730)	(258,451)
Net revenue from restricted operations						**(3,815)**	**(20)**

At 12/31/2018 and 12/31/2017 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 113

f) **Operations of sale or transfers and acquisition of financial assets**

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred through co-obligation covenants. Thus, such credits continued recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	12/31/2018				12/31/2017			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	1,863,170	1,842,268	1,861,300	1,840,398	2,362,540	2,303,414	2,354,221	2,295,095
Working capital	2,139,753	2,139,753	2,128,077	2,128,077	2,650,606	2,650,606	2,570,017	2,570,017
Other [2]	-	-	3,718	3,718	-	-	6,477	6,477
Total	**4,002,923**	**3,982,021**	**3,993,095**	**3,972,193**	**5,013,146**	**4,954,020**	**4,930,715**	**4,871,589**

(1) Under Other sundry liabilities;

(2) Assignment of operations that had already been written down to losses.

Operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 372,209 in the period from January 1 to December 31, 2018 (R$ 392,851 from January 1 to December 31, 2017), net of the Allowance for Loan Losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 114

Note 7 – Funding, borrowing and onlending

a) Summary

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365	Total	Total
Deposits	248,912,871	36,856,126	22,063,087	155,592,293	463,424,377	402,937,907
Deposits received under securities repurchase agreements	267,051,338	9,712,898	7,755,536	58,716,690	343,236,462	323,910,006
Funds from acceptance and issuance of securities	2,283,036	18,713,095	12,409,721	78,160,070	111,565,922	107,581,024
Borrowing and onlending	5,461,705	18,481,013	24,034,457	19,970,017	67,947,192	63,441,040
Subordinated debt	2,095	317,874	23,205	48,969,550	49,312,724	52,695,875
Total	**523,711,045**	**84,081,006**	**66,286,006**	**361,408,620**	**1,035,486,677**	**950,565,852**
% per maturity term	50.6	8.1	6.4	34.9	**100.0**	
Total – 12/31/2017	**449,317,911**	**99,616,577**	**76,133,476**	**325,497,888**	**950,565,852**	
% per maturity term	47.3	10.5	8.0	34.2	**100.0**	

b) Deposits

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**176,329,351**	**36,856,126**	**22,063,087**	**155,592,293**	**390,840,857**	**333,961,942**
Time deposits	37,784,107	36,210,672	21,919,934	155,386,466	251,301,179	211,799,960
Savings accounts	136,865,150	-	-	-	136,865,150	119,980,208
Interbank	1,680,094	645,454	143,153	205,827	2,674,528	2,181,774
Non-interest bearing deposits	**72,583,520**	**-**	**-**	**-**	**72,583,520**	**68,975,965**
Demand deposits	72,580,793	-	-	-	72,580,793	68,973,374
Other deposits	2,727	-	-	-	2,727	2,591
Total	**248,912,871**	**36,856,126**	**22,063,087**	**155,592,293**	**463,424,377**	**402,937,907**
% per maturity term	53.6	8.0	4.8	33.6	**100.0**	
Total – 12/31/2017	**216,842,070**	**33,258,300**	**23,238,731**	**129,598,806**	**402,937,907**	
% per maturity term	53.8	8.3	5.8	32.2	**100.0**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days (R$ 11,579,447 at 12/31/2017), 31 to 180 days amouting to (R$ 3,310,391 at 12/31/2017), 181 to 365 days amouting to R$ 4,053,155 (R$ 1,685,711 at 12/31/2017) and over 365 days amounting to R$ 9,314,927 (R$ 6,343,296 at 12/31/2017), totaling R$ 13,368,082 (R$ 22,918,845 at 12/31/2017) and Demand deposits with maturity within 0 to 30 days amouting to R$ 13,629,097.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 115

c) Deposits received under securities repurchase agreements

	12/31/2018					12/31/2017
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**61,868,251**	**8,277,484**	**5,343,070**	**6,420,353**	**81,909,158**	**109,381,742**
Government securities	50,933,652	-	-	4,441	50,938,093	43,619,046
Corporate Securities	9,050,801	-	-	-	9,050,801	6,564,059
Own issue	1,831,272	8,180,139	5,144,551	6,261,084	21,417,046	58,837,478
Foreign	52,526	97,345	198,519	154,828	503,218	361,159
Third-party portfolio	**181,694,343**	**-**	**-**	**-**	**181,694,343**	**158,000,043**
Free portfolio	**23,488,744**	**1,435,414**	**2,412,466**	**52,296,337**	**79,632,961**	**56,528,221**
Total	**267,051,338**	**9,712,898**	**7,755,536**	**58,716,690**	**343,236,462**	**323,910,006**
% per maturity term	77.8	2.8	2.3	17.1	**100.0**	
Total – 12/31/2017	**219,536,918**	**15,743,626**	**16,803,320**	**71,826,142**	**323,910,006**	
% per maturity term	67.7	4.9	5.2	22.2	**100.0**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 116

d) Funds from acceptance and issuance of securities

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**1,966,705**	**15,388,302**	**7,834,422**	**41,524,348**	**66,713,777**	**61,316,629**
Bills of financial	241,492	5,052,676	3,844,174	28,788,960	37,927,302	27,691,724
Bills of real estate	538,691	5,761,077	165,480	3,081,241	9,546,489	18,524,790
Bills of credit related to agribusiness	1,186,522	4,574,549	3,824,768	8,427,251	18,013,090	15,100,115
Mortgage notes	-	-	-	1,226,896	1,226,896	-
Non-trade related – issued abroad	**292,325**	**1,438,874**	**4,535,736**	**35,786,905**	**42,053,840**	**41,877,119**
Brazil risk note programme	-	277,791	234,886	3,333,516	3,846,193	5,956,513
Structure note issued	36,956	625,913	987,891	3,431,162	5,081,922	5,673,094
Bonds	177,553	517,328	3,091,646	21,429,526	25,216,053	24,581,832
Fixed rate notes	-	-	-	4,985,374	4,985,374	3,119,319
Eurobonds	19,346	-	103	11,439	30,888	9,819
Mortgage notes	13,034	15,004	27,488	228,851	284,377	346,213
Other	45,436	2,838	193,722	2,367,037	2,609,033	2,190,329
Structured Operations Certificates (*)	**24,006**	**1,885,919**	**39,563**	**848,817**	**2,798,305**	**4,387,276**
Total	**2,283,036**	**18,713,095**	**12,409,721**	**78,160,070**	**111,565,922**	**107,581,024**
% per maturity term	2.0	16.8	11.1	70.1	**100.0**	
Total – 12/31/2017	**6,819,995**	**23,229,503**	**18,387,515**	**59,144,011**	**107,581,024**	
% per maturity term	6.3	21.6	17.1	55.0	**100.0**	

(*) As of 12/31/2018, the market value of the funding from Structured Operations Certificates issued is R$ 2,902,392 (R$ 4,605,105 at 12/31/2017).

ITAÚ UNIBANCO HOLDING's portfolio is composed of Brazil Risk Note Programme with maturities of 91 days to 180 days amount of R$ 1,764 (R$ 3,481,671 at 12/31/2017), over to 365 days amount to 4,853 (R$ 19,718 at 12/31/2017), totaling R$ 6,617 (R$ 3,501,389 at 12/31/2017).

Guaranteed Real Estate Notes

Guaranteed Real Estate Notes (LIGs) are registered credit securities, transferrable and free trade, guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Instrument of LIG Issue", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

I – Breakdown of Asset Portfolio

The credit portfolio linked to LIGs corresponds to 0.01% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its composition is presented in the table below. Further details are available in the Statement of Asset Portfolio – SAP, in section Menu / Relatórios / Letra Imobiliária Garantida (LIG).

	12/31/2018
Real state loans	1,204,299
Government securities - Brazil	229,471
Total asset portfolio	**1,433,770**
Liabilities for issue of LIGs	**1,226,896**
Remuneration of the Fiduciary Agent	**128**

II - Requirements of asset portfolio

	12/31/2018
Breakdown	**84.0%**
Sufficiency	
Notional amount	116.8%
Present value under stress	114.4%
Weighted average term	
Of the asset portfolio	37.4 monthly
Of outstandings LIGs	36 monthly
Liquidity	
Net assets	229,471

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e) Borrowing and onlending

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**4,917,833**	**16,392,698**	**21,365,151**	**7,364,711**	**50,040,393**	**39,259,761**
Domestic	2,782,253	-	-	1,664	2,783,917	2,266,668
Foreign (*)	2,135,580	16,392,698	21,365,151	7,363,047	47,256,476	36,993,093
Onlending - Domestic – official institutions	**543,872**	**2,088,315**	**2,669,306**	**12,605,306**	**17,906,799**	**24,181,279**
BNDES	231,315	790,338	1,104,340	5,981,082	8,107,075	11,446,518
FINAME	308,842	1,238,393	1,482,973	6,087,578	9,117,786	12,155,272
Other	3,715	59,584	81,993	536,646	681,938	579,489
Total	**5,461,705**	**18,481,013**	**24,034,457**	**19,970,017**	**67,947,192**	**63,441,040**
% per maturity term	8.0	27.2	35.4	29.4	**100.0**	
Total – 12/31/2017	**4,804,280**	**17,194,632**	**16,710,333**	**24,731,795**	**63,441,040**	
% per maturity term	7.6	27.1	26.3	39.0	**100.0**	

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

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f) Subordinated debt, including perpetual ones

	12/31/2018					12/31/2017
	0-30	31-180	181-365	Over 365	Total	Total
Financial treasury bills	2,095	193,903	23,205	4,683,267	4,902,470	16,828,658
Euronotes	-	-	-	30,711,083	30,711,083	26,119,121
Bonds	-	123,971	-	5,886,849	6,010,820	5,613,791
Debt instruments eligible as capital	-	-	-	7,701,570	7,701,570	4,148,367
(-) Transaction costs incurred (Note 3b)	-	-	-	(13,219)	(13,219)	(14,062)
Grand total	**2,095**	**317,874**	**23,205**	**48,969,550**	**49,312,724**	**52,695,875**
% per maturity term	0.0	0.7	0.0	99.3	**100.0**	
Total – 12/31/2017	**1,314,648**	**10,190,516**	**993,577**	**40,197,134**	**52,695,875**	
% per maturity term	2.5	19.3	1.9	76.3	**100.0**	

ITAÚ UNIBANCO HOLDING's portfolio is composed of Subordinated Euronotes with maturities over 365 days amounting to R$ 30,709,688 (R$ 26,105,059 at 12/31/2017) and Debt Instruments Eligible as Capital over 365 days amounting to R$ 7,701,570 (R$ 4,148,367 at 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 119

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL					
	2,000	2011	2019	109% to 109.7% of CDI	4,262
	1,000	2012	2019	110% of CDI	2,095
	12,000			11.96%	26,223
	100,500			IPCA + 4.7% to 6.3%	186,623
	1,000	2012	2020	111% of CDI	2,109
	20,000			IPCA + 6% to 6.17%	44,471
	6,000	2011	2021	109.25% to 110.5% of CDI	13,154
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,594,783
	20,000			IGPM + 4.63%	28,750
				Total	**4,902,470**
Subordinated euronotes - USD (*)					
	1,000,000	2010	2020	6.2%	3,919,980
	1,000,000		2021	5.75%	3,987,836
	750,000	2011	2021	5.75% to 6.2%	2,916,997
	550,000	2012	2021	6.2%	2,131,140
	2,625,000		2022	5.5% to 5.65%	10,354,357
	1,870,000		2023	5.13%	7,270,345
	20,000	2017		6.12%	78,210
	10,000	2018		6.5%	38,999
Subordinated bonds - CLP				**Total**	**30,697,864**
	11,048,394	2008	2022	7.4% to 7.99%	104,016
	32,720,912		2033	3.5% to 4.5%	220,670
	110,390,929		2033	4.8%	913,337
	98,151,772	2009	2035	4.8%	830,740
	2,000		2019	10.8%	2,583
	94,500		2019	IPC + 2%	121,387
	11,311,860	2010	2032	4.4%	80,482
	24,928,312		2035	3.9%	185,181
	125,191,110		2036	4.4%	881,154
	87,087,720		2038	3.9%	641,783
	68,060,124		2040	4.1%	494,124
	33,935,580		2042	4.4%	240,928
	104,000	2013	2023	IPC + 2%	125,505
	146,000		2028	IPC + 2%	176,215
	510,107	2014	2024	LIB	678,889
	47,307,480		2034	3.8%	313,826
				Total	**6,010,820**
Debt instruments eligible as capital - USD					
	1,230,000	2017	Perpetual	6.12%	4,818,811
	740,000	2018	Perpetual	6.5%	2,882,759
				Total	**7,701,570**
Total					**49,312,724**

(*) Referential Equity at December 31, 2018 has subordinate debts approved by BACEN prior to CMN Resolution 4,192, of March 1, 2013, in the amount of R$ 35,205,796.

Perpetual subordinate notes / Supplementary Capital (AT1), issued on December 12, 2017 and March 19, 2018, were approved by BACEN, increasing by 0.97 p.p. the Tier I Capital index of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 120

Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 121 Note 8 - Insurance, private pension plan and capitalization operations In ITAÚ UNIBANCO HOLDING CONSOLIDATED, insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt. The technical provisions aim at reducing risks involved in insurance contracts, private pension plans and capitalization, and are recognized according to the technical notes approved by SUSEP. I - Insurance and private pension plan: · Provision for unearned premiums (PPNG) – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred. In the calculation, term to maturity of risks assumed and issued and risks in effect but not issued (PPNG- RVNE) in the policies or endorsements of contracts in force are considered, on a pro rata-die basis; · Provision for unsettled claims (PSL) - this provision is recognized for the coverage of expected amounts related reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income past-due, all gross of reinsurance operations and net of coinsurance operations. When required, it should contemplate IBNER (claims incurred but not sufficiently reported) adjustments for the aggregate development of claims reported but not paid, which mounts may be changed throughout the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred; · Mathematical provisions for granted benefits (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits assumed with participants or insured parties, based on the assumptions established in the agreement, after the event has occurred; · Provision for financial surplus (PEF) - it is recognized to ensure the amounts intended for distribution of financial surplus, if the event is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation; · Provision for redemptions and other amounts to be regularize (PVR) - this provision is recognized for the coverage of amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 121

II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 122 II - Capitalization: · Mathematical provision for capitalization (PMC) - recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization; · Provision for redemption (PR) - recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received; · Provision for raffles unrealized (PSR) - recognized for each bond which raffles were funded, but that, on the recognition date, had not been realized yet; · Provision for raffles payable (PSP) - recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received; · Supplementary provision for raffles (PCS) - recognized to supplement the provision for raffles unrealized. Used for coverage of possible shortfall related to the expected amount of raffles to be drawn; · Provision for administrative expenses (PDA) - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 122

a) Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Unearned premiums (PPNG)	2,111,117	1,882,683	13,330	14,988	-	-	2,124,447	1,897,671
Mathematical provision of benefits to be granted (PMBAC) and benefits granted (PMBC)	194,828	174,259	195,348,075	175,991,545	-	-	195,542,903	176,165,804
Redemptions and other unsettled amounts (PVR)	12,291	11,228	298,188	264,295	-	-	310,479	275,523
Financial surplus (PEF)	1,936	1,837	604,924	603,616	-	-	606,860	605,453
Unsettled claims (PSL)	548,355	559,924	42,174	34,324	-	-	590,529	594,248
Claims / events incurred but not reported (IBNR)	347,742	400,952	24,571	26,895	-	-	372,313	427,847
Administrative (PDA) and related expenses (PDR)	30,661	27,948	98,272	94,725	6,820	11,368	135,753	134,041
Mathematical provision for capitalization (PMC) and redemption (PR)	-	-	-	-	3,400,844	3,269,426	3,400,844	3,269,426
Raffles payable (PSP) unrealized (PSR)	-	-	-	-	14,320	20,204	14,320	20,204
Other provisions	134,228	125,554	184,369	230,838	182	253	318,779	356,645
Total technical provisions (a)	**3,381,158**	**3,184,385**	**196,613,903**	**177,261,226**	**3,422,166**	**3,301,251**	**203,417,227**	**183,746,862**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Capitalization		Total	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Interbank investments – money market	**494,406**	**687,150**	**517,588**	**1,148,776**	**1,544,551**	**1,421,400**	**2,556,545**	**3,257,326**
Securities and derivative financial instruments	**1,833,094**	**1,686,169**	**197,813,652**	**177,270,545**	**2,071,434**	**2,051,241**	**201,718,180**	**181,007,955**
PGBL / VGBL fund quotas [1]	**-**	**-**	**188,068,807**	**169,177,514**	**-**	**-**	**188,068,807**	**169,177,514**
Government securities - domestic	-	-	161,810,674	146,176,158	-	-	161,810,674	146,176,158
National treasury bills, Financial treasury bills and National treasury notes	-	-	147,007,252	133,981,013	-	-	147,007,252	133,981,013
Repurchase agreements	-	-	14,803,422	12,195,145	-	-	14,803,422	12,195,145
Corporate securities	-	-	25,579,835	22,724,144	-	-	25,579,835	22,724,144
Shares, Repurchase Agreements, Debentures, Bank Deposit Certificates and Promissory Notes	-	-	7,565,663	5,147,069	-	-	7,565,663	5,147,069
Financial treasury bills	-	-	18,005,760	17,545,555	-	-	18,005,760	17,545,555
Others	-	-	8,412	31,520	-	-	8,412	31,520
PGBL / VGBL fund quotas	-	-	946,993	362,458	-	-	946,993	362,458
Other Bonds [2]	-	-	(268,695)	(85,246)	-	-	(268,695)	(85,246)
Other public securities and private securities	**1,833,094**	**1,686,169**	**9,744,845**	**8,093,031**	**2,071,434**	**2,051,241**	**13,649,373**	**11,830,441**
Receivables from insurance and reinsurance operations [3]	**1,154,010**	**1,061,839**	**-**	**-**	**-**	**-**	**1,154,010**	**1,061,839**
Credit rights	991,891	922,341	-	-	-	-	991,891	922,341
Other credit	162,119	139,498	-	-	-	-	162,119	139,498
Total Guarantee Assets (b)	**3,481,510**	**3,435,158**	**198,331,240**	**178,419,321**	**3,615,985**	**3,472,641**	**205,428,735**	**185,327,120**
Total Excess Coverage (b-a)	**100,352**	**250,773**	**1,717,337**	**1,158,095**	**193,819**	**171,390**	**2,011,508**	**1,580,258**

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counter-entry to liabilitie in Pension plan technical provision accounts (Note 8a);

(2) Includes Derivative financial instruments, Loans for shares and Accounts receivable /payable;

(3) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 123

c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 107,457 - 107,457 174,149 - 174,149 395,863 - 395,863 44,312 - 44,312 27,010 141,136 530,330 359,597 Financial income 120,303 - 120,303 199,810 - 199,810 12,023,481 - 12,023,481 14,751,102 - 14,751,102 201,792 326,797 12,345,576 15,277,709 Financial expenses (1 2,846) - (12,846) (25,661) - (2 5,661) (1 1,627,618) - (11,627,618) (14,706,790) - (14,706,790) (1 74,782) (1 85,661) (11,815,246) (14,918,112) Operating income 2,697,261 15,660 2,712,921 3,184,550 (1,892) 3,182,658 286,653 (3,757) 282,896 273,058 (3,744) 269,314 479,351 566,060 3,475,168 4,018,032 Premiums and contributions 4,344,962 (9,002) 4,335,960 4,059,916 (34,735) 4,025,181 19,764,529 (3,757) 19,760,772 22,854,224 (3,744) 22,850,480 2,637,225 2,816,941 26,733,957 29,692,602 Changes in technical provisions (2 58,353) (1,525) (259,878) 621,642 (4,291) 617,351 (1 9,389,279) - (19,389,279) (22,495,675) - (22,495,675) 4,548 4,350 (19,644,609) (21,873,974) Expenses for claims, benefits, redemptions and raffles (1 ,253,829) 26,007 (1,227,822) (1,228,996) 36,913 (1,192,083) (8 1,284) - (81,284) (79,126) - (79,126) (2,171,340) (2 ,261,441) (3,480,446) (3,532,650) Selling expenses (5 9,899) 180 (59,719) (226,791) 221 (2 26,570) (3 ,761) - (3,761) (4,029) - (4,029) (4,594) (5 ,631) (68,074) (236,230) Other operating revenues and expenses (7 5,620) - (75,620) (41,221) - (41,221) (3 ,552) - (3,552) (2,336) - (2,336) 13,512 11,841 (65,660) (31,716) Total income 2,804,718 15,660 2,820,378 3,358,699 (1,892) 3,356,807 682,516 (3,757) 678,759 317,370 (3,744) 313,626 506,361 707,196 4,005,498 4,377,629 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 124 c) Financial and operating income Insurance Pension plan Capitalization Total 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 12/31/2018 01/01 to 12/31/2017 01/01 to 01/01 to 01/01 to 01/01 to Direct Reinsurance Withheld Direct Reinsurance Withheld 12/31/2018 12/31/2017 12/31/2018 12/31/2017 Direct Reinsurance Withheld Direct Reinsurance Withheld Financial income 107,457 - 107,457 174,149 - 174,149 395,863 - 395,863 44,312 - 44,312 27,010 141,136 530,330 359,597 Financial income 120,303 - 120,303 199,810 - 199,810 12,023,481 - 12,023,481 14,751,102 - 14,751,102 201,792 326,797 12,345,576 15,277,709 Financial expenses (1 2,846) - (12,846) (25,661) - (2 5,661) (1 1,627,618) - (11,627,618) (14,706,790) - (14,706,790) (1 74,782) (1 85,661) (11,815,246) (14,918,112) Operating income 2,697,261 15,660 2,712,921 3,184,550 (1,892) 3,182,658 286,653 (3,757) 282,896 273,058 (3,744) 269,314 479,351 566,060 3,475,168 4,018,032 Premiums and contributions 4,344,962 (9,002) 4,335,960 4,059,916 (34,735) 4,025,181 19,764,529 (3,757) 19,760,772 22,854,224 (3,744) 22,850,480 2,637,225 2,816,941 26,733,957 29,692,602 Changes in technical provisions (2 58,353) (1,525) (259,878) 621,642 (4,291) 617,351 (1 9,389,279) - (19,389,279) (22,495,675) - (22,495,675) 4,548 4,350 (19,644,609) (21,873,974) Expenses for claims, benefits, redemptions and raffles (1 ,253,829) 26,007 (1,227,822) (1,228,996) 36,913 (1,192,083) (8 1,284) - (81,284) (79,126) - (79,126) (2,171,340) (2 ,261,441) (3,480,446) (3,532,650) Selling expenses (5 9,899) 180 (59,719) (226,791) 221 (2 26,570) (3 ,761) - (3,761) (4,029) - (4,029) (4,594) (5 ,631) (68,074) (236,230) Other operating revenues and expenses (7 5,620) - (75,620) (41,221) - (41,221) (3 ,552) - (3,552) (2,336) - (2,336) 13,512 11,841 (65,660) (31,716) Total income 2,804,718 15,660 2,820,378 3,358,699 (1,892) 3,356,807 682,516 (3,757) 678,759 317,370 (3,744) 313,626 506,361 707,196 4,005,498 4,377,629 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 124

Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 125 Note 9 – Contingent assets and liabilities and legal liabilities – tax and social security ITAÚ UNIBANCO HOLDING CONSOLIDATED, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision, regardless of the probability of loss. I- Civil lawsuits: In general, provisions for contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to collection of inflation adjustments to savings accounts resulting from economic plants implemented in the decades of 1980 and 1990, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, as well as at the time individuals demand the enforcement of the decision rendered by the Judiciary power, using the same criteria adopted to determine provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already adhered to its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and, savers may adhere to their terms for a 24-month period, counted as from May 22, 2018 with the subsequent conclusion of lawsuits. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 125

II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 126 II- Labor claims Provisions for Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. Provisions for contingencies are adjusted to the amounts deposited as guarantee for their execution when realized. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit. III- Other Risks These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 126

Below are the changes in civil, labor and other Risks provisions:

	01/01 to 12/31/2018				01/01 to 12/31/2017
	Civil	Labor	Other	Total	Total
Opening balance	**5,299,650**	**7,282,610**	**150,685**	**12,732,945**	**12,663,668**
Effect of change in consolidation criteria	-	-	-	-	(1,392)
Balance arising from the acquisition of Citibank operations (Note 2c)	-	-	-	-	322,227
(-) Guaranteed Provisions by indemnity clauses (Note 3n)	(243,221)	(997,546)	-	(1,240,767)	(1,321,770)
Subtotal	**5,056,429**	**6,285,064**	**150,685**	**11,492,178**	**11,662,733**
Monetary restatement/charges	145,480	508,461	-	653,941	711,701
Changes in the period reflected in results (Notes 10g and 10i)	318,996	1,981,852	422,513	2,723,361	3,668,712
Increase (*)	773,505	2,151,865	424,070	3,349,440	4,558,362
Reversal	(454,509)	(170,013)	(1,557)	(626,079)	(889,650)
Payment	(1,321,064)	(2,911,277)	-	(4,232,341)	(4,550,968)
Subtotal	**4,199,841**	**5,864,100**	**573,198**	**10,637,139**	**11,492,178**
(+) Guaranteed Provisions by indemnity clauses (Note 3n)	226,179	956,819	-	1,182,998	1,240,767
Closing balance	**4,426,020**	**6,820,919**	**573,198**	**11,820,137**	**12,732,945**
Closing balance at 12/31/2017	**5,299,650**	**7,282,610**	**150,685**	**12,732,945**	
Escrow deposits at 12/31/2018	**1,573,714**	**2,302,064**	**-**	**3,875,778**	
Escrow deposits at 12/31/2017	**1,456,521**	**2,200,012**	**-**	**3,656,533**	

(*) Civil provisions include the provision for economic plans amounting to R$ (184,254) (R$ 184,448 from 01/01 to 12/31/2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 127

IV- Tax and social security lawsuits

Tax provisions correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the changes in the provisions:

	01/01 to 12/31/2018			01/01 to 12/31/2017
	Legal obligation	Tax Lawsuits	Total	Total
Opening balance	**4,736,215**	**2,266,944**	**7,003,159**	**8,245,149**
(-) Provisions guaranteed by indemnity clauses (Note 3n)	-	(66,190)	(66,190)	(68,734)
Subtotal	**4,736,215**	**2,200,754**	**6,936,969**	**8,176,415**
Monetary restatement / charges	159,900	224,333	384,233	613,800
Changes in the period reflected in results	70,597	(329,998)	(259,401)	(26,900)
Increase	197,988	193,738	391,726	452,006
Reversal	(127,391)	(523,736)	(651,127)	(478,906)
Payment	(275,701)	(61,656)	(337,357)	(1,826,346)
Subtotal	**4,691,011**	**2,033,433**	**6,724,444**	**6,936,969**
(+) Provisions guaranteed by indemnity clauses (Note 3n)	-	68,178	68,178	66,190
Closing balance (Note 11c)	**4,691,011**	**2,101,611**	**6,792,622**	**7,003,159**
Closing balance at 12/31/2017 (Note 11c)	**4,736,215**	**2,266,944**	**7,003,159**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 128

Escrow deposits	01/01 to 12/31/2018			01/01 to 12/31/2017
	Legal obligation	Contingencies	Total	Total
Opening balance	**4,549,151**	**621,058**	**5,170,209**	**4,846,526**
Appropriation of income	168,937	30,040	198,977	344,667
Changes in the period	(119,467)	97,358	(22,109)	(2,978)
Deposited	124,703	126,691	251,394	240,064
Withdrawals	(38,990)	(9,213)	(48,203)	(202,294)
Reversals to income	(205,180)	(20,120)	(225,300)	(40,748)
Closing balance	**4,598,621**	**748,456**	**5,347,077**	**5,188,215**
Relocated to assets pledged in guarantee of contingencies (Note 9e)	**-**	**(937)**	**(937)**	**(18,006)**
Closing balance after relocated	**4,598,621**	**747,519**	**5,346,140**	**5,170,209**
Closing balance at 12/31/2017	**4,549,151**	**621,058**	**5,170,209**	

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 129

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340,217: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,323,736; · INSS – Non-compensatory amounts – R$ 660,441: the non-levy of social security contribution on amounts paid as profit sharing is defended · PIS and COFINS – Calculation basis – R$ 636,461: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612,155. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 130 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,340,217: discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,323,736; · INSS – Non-compensatory amounts – R$ 660,441: the non-levy of social security contribution on amounts paid as profit sharing is defended · PIS and COFINS – Calculation basis – R$ 636,461: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposit in court totals R$ 612,155. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 130

c) Off-balance sheet contingencies

The amounts involved in administrative and judicial challenges with estimated risk of possible loss are subject to accounting provision and are basically composed of:

I- Civil and Labor Claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 3,879,355 (R$ 3,493,532 at December 31, 2017), and in this amount there are no values arising from interest in Jointly Controlled Entities.
For Labor Claims with possible loss, estimated risk is R$ 176,922 (R$ 122,120 at December 31, 2017).

II - Tax and Social Security Lawsuits:

Tax and Social Security Lawsuits with possible loss totaled R$ 27,529,782, and the main discussions are described below:

- INSS – Non-compensatory amounts – R$ 5,372,679: defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 3,930,257: the deductibility of funding expenses (DI), related to funds that were capitalized between Group companies, is being challenged;

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,205;432: discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

- IRPJ and CSLL – Goodwill – Deduction – R$ 2,704,023: the deductibility of goodwill with future expected profitability on the acquisition of investments;

- IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,695,215: cases in which the liquidity and the ability of offset credits are discussed;

- IRPJ and CSLL – Interest on capital – R$ 1,510,105: defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders' equity for the year and for prior years;

- ISS – Banking Institutions – R$ 1,166,151: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68;

- IRPJ and CSLL – Disallowance of Losses – R$ 1,111,771: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 757,426: assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

d) Receivables - reimbursement of provisions

The receivables balance arising from reimbursements of provisions totals R$ 998,575 (R$ 1,065,095 at 12/31/2017) (Note 10a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor, tax and social security provisions

e) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

	12/31/2018	12/31/2017
Securities (basically financial treasury bills – Note 5b)	730,362	961,548
Escrow deposits	4,311,834	4,585,457

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 131

ITAÚ UNIBANCO HOLDING CONSOLIDATED litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 132 ITAÚ UNIBANCO HOLDING CONSOLIDATED litigation provisions are long-term, considering the time required to conclude legal cases through the court system in Brazil, which prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 132

Note 10 - Breakdown of accounts

a) Other receivables

	12/31/2018	12/31/2017
Foreign exchange portfolio (Note 10b)	87,024,800	51,654,679
Deferred tax assets (Note 11bI)	39,871,049	50,971,379
Negotiation and intermediation of securities	15,625,434	5,830,584
Deposits in guarantee for contingent, provisions and legal obligations (Note 9b)	13,533,752	13,412,199
Taxes and contributions for offsetting	9,947,534	8,245,479
Operations without credit granting characteristics	3,280,488	1,976,438
Income receivable	3,193,116	2,866,925
Sundry domestic debtors	1,443,989	2,546,801
Receivables from insurance and reinsurance operations	1,255,412	1,234,473
Sundry foreign debtors	1,003,800	1,876,312
Net amount receivables from reimbursement of provisions (Note 9d)	998,575	1,065,095
Retirement plan assets (Note 16e)	730,971	1,066,667
Other	2,822,641	2,620,640
Total	**180,731,561**	**145,367,671**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 133

b) Foreign exchange portfolio 12/31/2018 12/31/2017 Assets - other receivables 87,024,800 51,654,679 39,138,830 25,106,790 Exchange purchase pending settlement – foreign currency 17,347 2,504 Bills of exchange and term documents – foreign currency 48,144,429 26,814,236 Exchange sale rights – local currency (Advances received) – local currency (275,806) (268,851) 87,658,489 51,851,164 Liabilities – other liabilities (Note 2a) Exchange sales pending settlement – foreign currency 48,291,740 27,284,404 Liabilities from purchase of foreign currency – local currency 39,164,413 24,382,296 Other 202,336 184,464 Memorandum accounts 2,009,985 1,550,303 665,306 829,753 Outstanding import credits – foreign currency 1,344,679 720,550 Confirmed export credits – foreign currency Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 134 b) Foreign exchange portfolio 12/31/2018 12/31/2017 Assets - other receivables 87,024,800 51,654,679 39,138,830 25,106,790 Exchange purchase pending settlement – foreign currency 17,347 2,504 Bills of exchange and term documents – foreign currency 48,144,429 26,814,236 Exchange sale rights – local currency (Advances received) – local currency (275,806) (268,851) 87,658,489 51,851,164 Liabilities – other liabilities (Note 2a) Exchange sales pending settlement – foreign currency 48,291,740 27,284,404 Liabilities from purchase of foreign currency – local currency 39,164,413 24,382,296 Other 202,336 184,464 Memorandum accounts 2,009,985 1,550,303 665,306 829,753 Outstanding import credits – foreign currency 1,344,679 720,550 Confirmed export credits – foreign currency Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 134

c) Prepaid expenses 12/31/2018 12/31/2017 Advertising 617,811 678,586 (*) 259,052 561,852 Commissions Related to Payroll Loans 60,999 268,833 Related to insurance and pension plan 18,567 71,513 Related to vehicle financing 13,851 44,835 Restricted to commissions / partnership agreements 958 6,905 Other 164,677 169,766 Other 1,188,973 1,122,211 2,065,836 2,362,649 Total (*) The impact on income related to commission from local correspondents, as described in Note 3g, was R$ 392,585 (R$ 331,904 at 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 135 c) Prepaid expenses 12/31/2018 12/31/2017 Advertising 617,811 678,586 (*) 259,052 561,852 Commissions Related to Payroll Loans 60,999 268,833 Related to insurance and pension plan 18,567 71,513 Related to vehicle financing 13,851 44,835 Restricted to commissions / partnership agreements 958 6,905 Other 164,677 169,766 Other 1,188,973 1,122,211 2,065,836 2,362,649 Total (*) The impact on income related to commission from local correspondents, as described in Note 3g, was R$ 392,585 (R$ 331,904 at 01/01 to 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 135

d) **Other liabilities**

	12/31/2018	12/31/2017
Foreign exchange portfolio (Note 10b)	87,658,489	51,851,164
Payment Transactions	37,520,275	37,101,553
Tax and social security contributions (Note 3n and 9b)	15,606,369	25,176,485
Provisions for Civil, Labor, and tax Lawsuits (Note 9b)	13,921,748	14,999,889
Negotiation and intermediation of securities	9,276,665	4,601,234
Social and statutory	4,107,611	5,068,081
Transactions related to credit assignments (Note 6f)	3,993,095	4,930,715
Provisions for sundry payments	3,169,142	3,662,060
Sundry creditors - foreign	2,898,490	3,374,971
Sundry creditors - local	2,508,924	2,153,365
Personnel provision	1,670,502	1,547,944
Creditors of funds to be released	1,331,856	1,134,248
Liabilities for official agreements and rendering of payment services	1,155,177	984,626
Provision financial guarantees provided (Note 6c)	1,135,694	1,949,644
Retirement plan liabilities (Note 16e)	696,644	721,285
Other	2,962,033	3,023,938
Total	**189,612,714**	**162,281,202**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 136

e) Banking service fees 01/01 to 01/01 to 12/31/2018 12/31/2017 Credit and debit cards 11,791,376 11,325,929 Asset management 6,407,405 5,510,663 Funds 5,726,474 4,882,429 Cons Consorti ora tia management fee 680,931 628,234 Fees for guarantees issued and credit lines 1,827,636 1,843,185 Loan operations 356,709 325,647 Guarantees provided 1,470,927 1,517,538 Receipt services 1,772,942 1,628,574 Collection fees 1,504,592 1,376,757 Collection services 268,350 251,817 Current account 703,471 748,894 Other 3,276,768 2,835,200 Custody and management of portfolio 434,058 407,299 Economic and financial advisory 791,469 676,120 Other services 2,051,241 1,751,781 Total 25,779,598 23,892,445 f) Income related to bank charges 01/01 to 01/01 to 12/31/2018 12/31/2017 Service package fees 6,486,447 6,201,062 Credit cards – annual fees and other services 3,840,477 3,566,610 Income related to securities brokerage 845,051 767,792 Loan operations / registration 839,054 875,827 Transfer of funds 396,554 302,363 Deposit account 213,287 196,094 Total 12,620,870 11,909,748 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 137 e) Banking service fees 01/01 to 01/01 to 12/31/2018 12/31/2017 Credit and debit cards 11,791,376 11,325,929 Asset management 6,407,405 5,510,663 Funds 5,726,474 4,882,429 Cons Consorti ora tia management fee 680,931 628,234 Fees for guarantees issued and credit lines 1,827,636 1,843,185 Loan operations 356,709 325,647 Guarantees provided 1,470,927 1,517,538 Receipt services 1,772,942 1,628,574 Collection fees 1,504,592 1,376,757 Collection services 268,350 251,817 Current account 703,471 748,894 Other 3,276,768 2,835,200 Custody and management of portfolio 434,058 407,299 Economic and financial advisory 791,469 676,120 Other services 2,051,241 1,751,781 Total 25,779,598 23,892,445 f) Income related to bank charges 01/01 to 01/01 to 12/31/2018 12/31/2017 Service package fees 6,486,447 6,201,062 Credit cards – annual fees and other services 3,840,477 3,566,610 Income related to securities brokerage 845,051 767,792 Loan operations / registration 839,054 875,827 Transfer of funds 396,554 302,363 Deposit account 213,287 196,094 Total 12,620,870 11,909,748 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 137

g) **Personnel expenses**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Compensation	(10,153,680)	(9,294,958)
Employees' profit sharing	(4,099,408)	(3,534,064)
Welfare benefits	(3,798,451)	(3,409,481)
Charges	(3,010,992)	(2,831,954)
Labor claims and termination of employees	(2,397,858)	(2,814,643)
Training	(252,934)	(231,704)
Share-based payment (Note 13g)	(225,577)	(234,119)
Total	**(23,938,900)**	**(22,350,923)**

h) **Other administrative expenses**

	01/01 to 12/31/2018	01/01 to 12/31/2017
Third-party services	(4,542,047)	(4,197,480)
Data processing and telecommunications	(4,273,437)	(4,151,826)
Installations	(3,296,289)	(3,131,804)
Depreciation and amortization	(2,697,196)	(2,282,514)
Advertising, promotions and publication	(1,316,982)	(1,095,420)
Financial system services	(756,094)	(794,460)
Security	(754,203)	(723,148)
Transportation	(350,466)	(338,679)
Materials	(328,206)	(349,974)
Travel expenses	(231,913)	(213,704)
Other	(1,302,555)	(1,200,719)
Total	**(19,849,388)**	**(18,479,728)**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 138

i) Other operating expenses 01/01 to 01/01 to 12/31/2018 12/31/2017 Selling - credit cards (3,980,705) (3,351,237) Operations with no Credit Granting Characteristics, net amount (1,662,754) (553,552) Amortization of goodwill (1,257,584) (1,110,776) Provision for lawsuits (Note 9b) (476,990) (1,443,944) Civil (318,996) (1,419,731) Tax and social security contributions 264,519 (132,666) Other (422,513) 108,453 Claims (397,291) (310,401) Refund of interbank costs (290,888) (305,909) Impairment – Other receivables Sundry (167,523) (249,284) Other (1,969,905) (3,402,883) Total (10,203,640) (10,727,986) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 139 i) Other operating expenses 01/01 to 01/01 to 12/31/2018 12/31/2017 Selling - credit cards (3,980,705) (3,351,237) Operations with no Credit Granting Characteristics, net amount (1,662,754) (553,552) Amortization of goodwill (1,257,584) (1,110,776) Provision for lawsuits (Note 9b) (476,990) (1,443,944) Civil (318,996) (1,419,731) Tax and social security contributions 264,519 (132,666) Other (422,513) 108,453 Claims (397,291) (310,401) Refund of interbank costs (290,888) (305,909) Impairment – Other receivables Sundry (167,523) (249,284) Other (1,969,905) (3,402,883) Total (10,203,640) (10,727,986) Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 139

Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution (1) 20.00% PIS (2) 0.65% COFINS (2) 4.00% ISS up to 5.00% (1) On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%; (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. Expenses for taxes and contributions a) I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 Income before income tax and social contribution 31,791,335 3 2,890,984 (14,306,101) (14,800,943) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 1 13,839 1 76,337 Foreign exchange variations on investments abroad 4,381,007 397,306 Interest on capital 3,791,102 3,873,196 Corporate reorganizations (Note 3l) 627,739 6 27,849 Dividends and interest on external debt bonds 516,331 420,235 Other nondeductible expenses net of non taxable income (*) 96,207 4 ,148,404 Income tax and social contribution expenses (4,779,876) (5 ,157,616) Related to temporary differences Increase (reversal) for the period (1,659,576) (3,779,316) Increase (reversal) of prior periods 205,075 68,033 (Expenses) / Income related to deferred taxes (1,454,501) (3 ,711,283) Total income tax and social contribution expenses (6,234,377) (8 ,868,899) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 12/31/2018 12/31/2017 PIS and COFINS (4,641,451) (5,297,536) ISS (1,313,975) (1,117,878) Other (752,639) (620,504) Total (6,708,065) (7,035,918) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (317,708) (R$ (374,759) from 01/01 to 12/31/2017) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force: Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 140 Note 11 - Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution (1) 20.00% PIS (2) 0.65% COFINS (2) 4.00% ISS up to 5.00% (1) On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%; (2) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%. Expenses for taxes and contributions a) I - Demonstration of Income tax and social contribution expense calculation: 01/01 to 01/01 to Due on operations for the period 12/31/2018 12/31/2017 Income before income tax and social contribution 31,791,335 3 2,890,984 (14,306,101) (14,800,943) Charges (income tax and social contribution) at the rates in effect Increase / decrease in income tax and social contribution charges arising from: Investments in affiliates and jointly controlled entities 1 13,839 1 76,337 Foreign exchange variations on investments abroad 4,381,007 397,306 Interest on capital 3,791,102 3,873,196 Corporate reorganizations (Note 3l) 627,739 6 27,849 Dividends and interest on external debt bonds 516,331 420,235 Other nondeductible expenses net of non taxable income (*) 96,207 4 ,148,404 Income tax and social contribution expenses (4,779,876) (5 ,157,616) Related to temporary differences Increase (reversal) for the period (1,659,576) (3,779,316) Increase (reversal) of prior periods 205,075 68,033 (Expenses) / Income related to deferred taxes (1,454,501) (3 ,711,283) Total income tax and social contribution expenses (6,234,377) (8 ,868,899) (*) Includes temporary (additions) and exclusions. II - Tax expenses: 01/01 to 01/01 to 12/31/2018 12/31/2017 PIS and COFINS (4,641,451) (5,297,536) ISS (1,313,975) (1,117,878) Other (752,639) (620,504) Total (6,708,065) (7,035,918) The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (317,708) (R$ (374,759) from 01/01 to 12/31/2017) and are mainly composed of PIS and COFINS. III - Tax effects on foreign exchange management of investments abroad In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedge), as mentioned in Note 19b. The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force: Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 140

b) Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Origin		Deferred Tax Assets			
	12/31/2018	12/31/2017	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income			**49,076,207**	**(19,701,918)**	**8,922,400**	**38,296,689**
Allowance for loan losses	54,895,063	66,843,330	28,446,922	(10,250,377)	2,617,038	20,813,583
Related to tax losses and social contribution loss carryforwards			6,284,551	(2,267,556)	285,575	4,302,570
Provision for profit sharing	4,899,680	5,019,863	1,821,801	(1,821,801)	1,843,824	1,843,824
Provision for devaluation of securities with permanent impairment	3,469,032	3,180,164	1,293,652	-	92,292	1,385,944
Adjustment to market value of securities and derivative financial instruments	260,123	507,319	210,561	(210,561)	115,771	115,771
Adjustments of operations carried out on the futures settlement market	244,883	930,178	299,754	(299,754)	105,210	105,210
Goodwill on purchase of investments	2,115,757	1,307,291	652,897	(331,019)	319,514	641,392
Provision for contingent liabilities	11,452,477	12,941,384	5,192,543	(2,038,148)	1,309,663	4,464,058
Civil lawsuits	4,064,822	4,940,640	1,974,092	(609,988)	221,780	1,585,884
Labor claims	5,286,044	5,627,873	2,198,326	(1,194,003)	1,033,207	2,037,530
Tax and social security contributions	2,101,611	2,372,871	1,020,125	(234,157)	54,676	840,644
Legal liabilities	1,309,964	2,374,018	488,790	(45,086)	232,118	675,822
Provision related to health insurance operations	856,590	842,204	340,591	(4,279)	6,324	342,636
Other non-deductible provisions	9,010,886	6,158,673	4,044,145	(2,433,337)	1,995,071	3,605,879
Reflected in stockholders' equity			**1,895,172**	**(784,056)**	**463,244**	**1,574,360**
Corporate reorganizations (Note 3p)	-	1,846,293	627,739	(627,739)	-	-
Adjustment to market value of available-for-sale securities	448,729	371,991	167,397	(155,230)	170,044	182,211
Cash flow hedge	2,872,208	2,748,262	1,099,305	(1,087)	190,735	1,288,953
Post-employment benefits	257,989	1,625	731	-	102,465	103,196
Total (*)	**92,093,381**	**105,072,595**	**50,971,379**	**(20,485,974)**	**9,385,644**	**39,871,049**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**611,694**	**(8,219)**	**-**	**603,475**

(*) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 622,112 (R$ 360,618 at 12/31/2017) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 109,487 (R$ 56,569 at 12/31/2017), Provisions for Escrow Accounts of R$ 112,749 (R$ 117,082 at 12/31/2017), Administrative Provisions of R$ 34,242 (R$ 96,736 at 12/31/2017), Provisions for Legal, Tax and Social Security Risks of R$ 43,841 (R$ 16,856 at 12/31/2017), the realization of which is contingent upon the outcome of the respective lawsuits and Adjustment to Market Value of Trading Securities and Derivative Financial Instruments of R$ 101,792 (R$ 338 at 12/31/2017), and Goodwill on purchase of investments of R$ 183,020.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 141

II - Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2017	Realization / Reversal	Increase	12/31/2018
Reflected in income	**13,364,175**	**(11,068,999)**	**3,237,786**	**5,532,962**
Depreciation in excess – leasing	613,348	(267,594)	-	345,754
Restatement of escrow deposits for legal obligations and contingent liabilities	1,279,719	-	68,618	1,348,337
Post-employment benefits	304,032	(114,163)	97,492	287,361
Adjustments to market value of trading securities and derivative financial	8,498,725	(8,498,725)	2,007,291	2,007,291
Adjustments of operations carried out on the future settlement market	1,575,716	(1,575,716)	1,020,024	1,020,024
Taxation of results abroad – capital gains	2,316	(986)	-	1,330
Other	1,090,319	(611,815)	44,361	522,865
Reflected in stockholders' equity	**233,603**	**(145,634)**	**248,864**	**336,833**
Adjustments to market value of available-for-sale securities	224,342	(143,178)	248,864	330,028
Post-employment benefits	9,261	(2,456)	-	6,805
Total	**13,597,778**	**(11,214,633)**	**3,486,650**	**5,869,795**

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 38,892 (R$ 78,627 at 12/31/2017) and are basically comprised of Restatement of escrow deposits for legal obligations and contingent liabilities of R$ 3,758 (R$ 5,243 at 12/31/2017) and Adjustments to market value of trading securities and serivative financial instruments of R$ 73,383 at 12/31/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 142

III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 1 1,961,689 34% 1 ,366,054 32% 1 3,327,743 34% 5,634 1% (796,774) 14% 12,536,603 36% 2020 1 3,677,969 38% 7 35,530 17% 14,413,499 36% 6 4,202 11% (1,384,591) 23% 1 3,093,110 38% 2021 4,174,467 12% 6 01,522 14% 4 ,775,989 12% 487,957 81% (455,682) 8% 4 ,808,264 14% 2022 799,865 2% 3 87,212 9% 1 ,187,077 3% - 0% (1,152,821) 20% 3 4,256 0% 2023 645,643 2% 1 54,084 3% 799,727 2% 4 5,129 7% (123,494) 2% 721,362 2% after 2023 4 ,308,846 12% 1,058,168 25% 5 ,367,014 13% 553 0% (1,956,433) 33% 3,411,134 10% Total 35,568,479 100% 4 ,302,570 100% 3 9,871,049 100% 603,475 100% (5,869,795) 100% 34,604,729 100% (*) Present value 32,461,794 3,781,169 36,242,963 539,588 (4,982,723) 31,799,828 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. . Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 143 III - The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2018, are: Deferred tax assets Provision for Social deferred Net deferred Tax loss/social Year of realization contribution for % income tax % % Temporary taxes % contribution loss % Total % offsetting and social differences carryforwards contribution 2019 1 1,961,689 34% 1 ,366,054 32% 1 3,327,743 34% 5,634 1% (796,774) 14% 12,536,603 36% 2020 1 3,677,969 38% 7 35,530 17% 14,413,499 36% 6 4,202 11% (1,384,591) 23% 1 3,093,110 38% 2021 4,174,467 12% 6 01,522 14% 4 ,775,989 12% 487,957 81% (455,682) 8% 4 ,808,264 14% 2022 799,865 2% 3 87,212 9% 1 ,187,077 3% - 0% (1,152,821) 20% 3 4,256 0% 2023 645,643 2% 1 54,084 3% 799,727 2% 4 5,129 7% (123,494) 2% 721,362 2% after 2023 4 ,308,846 12% 1,058,168 25% 5 ,367,014 13% 553 0% (1,956,433) 33% 3,411,134 10% Total 35,568,479 100% 4 ,302,570 100% 3 9,871,049 100% 603,475 100% (5,869,795) 100% 34,604,729 100% (*) Present value 32,461,794 3,781,169 36,242,963 539,588 (4,982,723) 31,799,828 (*) The average funding rate, net of tax effects, was used to determine the present value. The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below is not considered as an indication of future net income. IV- On December 31, 2018, Social Contribution deferred tax assets are recorded at 15% due to the end of temporary effects brought by Law No. 13,169/15, which increased the social contribution tax rate from 15% to 20% until December 31, 2018. As at 12/31/2018 and 12/31/2017, there are no unrecognized tax credits. . Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 143

c) Tax and social security contributions 12/31/2018 12/31/2017 Taxes and contributions on income payable 2,560,304 3,652,003 Other Taxes and Contributions payable 2,485,259 3,190,489 Provision for deferred income tax and social contribution (Note 11b II) 5,869,795 13,597,778 Legal liabilities (Note 9b IV) 4,691,011 4,736,215 Total 15,606,369 25,176,485 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 170,078 (R$ 175,279 at 12/31/2017) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 115,938 (R$ 82,009 at 12/31/2017) and Provision for deferred income tax and social contribution R$ 38,892 (R$ 78,627 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 144 c) Tax and social security contributions 12/31/2018 12/31/2017 Taxes and contributions on income payable 2,560,304 3,652,003 Other Taxes and Contributions payable 2,485,259 3,190,489 Provision for deferred income tax and social contribution (Note 11b II) 5,869,795 13,597,778 Legal liabilities (Note 9b IV) 4,691,011 4,736,215 Total 15,606,369 25,176,485 At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 170,078 (R$ 175,279 at 12/31/2017) and is mainly comprised of Taxes and contributions on income payable and Other Taxes and Contributions payable of R$ 115,938 (R$ 82,009 at 12/31/2017) and Provision for deferred income tax and social contribution R$ 38,892 (R$ 78,627 at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 144

Note 12 – Permanent Assets

a) Investment - Change of investments - ITAÚ UNIBANCO HOLDING [1]

Companies	Functional currency	Balance at 12/31/2017 – Book value – Stockholders' equity	Balance at 12/31/2017 – Book value – Changes in exchange rates - Functional currency	Balance at 12/31/2017 – Book value – Adjustments under investor criteria [2]	Balance at 12/31/2017 – Unrealized results	Balance at 12/31/2017 – Goodwill	Balance at 12/31/2017
Domestic		**74,937,305**	**287,331**	**436,488**	**(231,258)**	**5,279**	**75,435,145**
Itaú Unibanco S.A.		60,966,756	288,493	384,266	(155,558)	5,279	61,489,236
Banco Itaucard S.A.		8,546,636	(287)	3,034	(53,498)	-	8,495,885
Banco Itaú BBA S.A.		2,173,988	(1,047)	41,556	(22,202)	-	2,192,295
Itaú Consult. de Valores Mobiliários e Part. S.A		2,069,612	172	-	-	-	2,069,784
Itaú Corretora de Valores S.A.		1,180,299	-	7,632	-	-	1,187,931
Itaú Seguros S.A.		14	-	-	-	-	14
Foreign		**6,374,733**	**562,231**	**-**	**(11,533)**	**372,551**	**7,297,982**
Itaú Corpbanca	Chilean peso	3,217,382	351,329	-	-	372,551	3,941,262
BICSA Holdings, LTD.	Chilean peso	1,606,414	169,140	-	(11,533)	-	1,764,021
Banco Itaú Uruguay S.A.	Uruguayan peso	1,288,710	35,140	-	-	-	1,323,850
OCA S.A.	Uruguayan peso	262,227	6,622	-	-	-	268,849
ACO Ltda. [6]	Uruguayan peso	-	-	-	-	-	-
Grand total		**81,312,038**	**849,562**	**436,488**	**(242,791)**	**377,830**	**82,733,127**

Companies	Changes 12/31/2018 – Amortization of goodwill	Changes 12/31/2018 – Dividends / interest on capital paid/provided for [3]	Equity in earnings of subsidiaries – Earnings	Equity in earnings of subsidiaries – Adjustments under investor criteria [2]	Equity in earnings of subsidiaries – Unrealized results and other	Equity in earnings of subsidiaries – Total [4]	Exchange Variation – Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events [5]	Balance at 12/31/2018	Equity in earnings of subsidiaries from 01/01 to 12/31/2017
Domestic	**(5,280)**	**(6,611,587)**	**18,389,126**	**325,752**	**146,552**	**18,861,430**	**522,855**	**(464,490)**	**14,499,991**	**102,238,064**	**18,733,189**
Itaú Unibanco S.A.	(5,280)	(5,115,526)	15,891,900	302,823	114,599	16,309,322	526,504	(544,943)	14,500,000	87,159,313	15,561,975
Banco Itaucard S.A.	-	(572,500)	1,283,741	3,269	15,173	1,302,183	367	68,228	-	9,294,163	1,986,970
Banco Itaú BBA S.A.	-	(642,900)	610,000	16,653	16,776	643,429	(3,302)	14,205	-	2,203,727	633,380
Itaú Consult. de Valores Mobiliários e Part. S.A	-	(2,659)	251,966	-	4	251,970	(714)	806	-	2,319,187	274,007
Itaú Corretora de Valores S.A.	-	(278,000)	351,516	3,007	-	354,523	-	(2,786)	-	1,261,668	276,853
Itaú Seguros S.A.	-	(2)	3	-	-	3	-	-	(9)	6	4
Foreign	**(45,158)**	**(305,087)**	**821,329**	**-**	**848**	**822,177**	**275,270**	**2,138**	**-**	**8,047,322**	**71,811**
Itaú Corpbanca	(45,158)	(28,003)	32,191	-	(114)	32,077	136,799	9,748	-	4,046,725	(125,245)
BICSA Holdings, LTD.	-	-	168,675	-	962	169,637	77,521	29	-	2,011,208	(106,013)
Banco Itaú Uruguay S.A.	-	(155,520)	461,454	-	-	461,454	49,736	(7,647)	-	1,671,873	204,562
OCA S.A.	-	(121,564)	159,009	-	-	159,009	11,214	8	-	317,516	98,270
ACO Ltda. [6]	-	-	-	-	-	-	-	-	-	-	237
Grand total	**(50,438)**	**(6,916,674)**	**19,210,455**	**325,752**	**147,400**	**19,683,607**	**798,125**	**(462,352)**	**14,499,991**	**110,285,386**	**18,805,000**

(1) Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 124,394 thousand (R$ 12,432 thousand from January 1 to December 31, 2017) and is allocated in the heading Securities and Derivative Financial Instruments in the Statement of Income.

(2) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies;

(3) Dividends approved and not paid are recorded as Dividends receivable;

(4) The exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 9,706,365 (R$ 966,419 from January 1 to December 31, 2017);

(5) Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;

(6) Company incorporated on December 1st, 2017.

Companies	Capital	Stockholders' equity	Net income for the period	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING – Common	Preferred	Quotas	Equity share in capital 12/31/2018 (%) – Voting	Share
Domestic								
Itaú Unibanco S.A.	61,925,426	87,199,925	15,891,900	2,932,936,995	2,840,549,071	-	100.00	100.00
Banco Itaucard S.A.	4,252,600	9,332,486	1,283,741	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,490,000	2,209,154	610,000	4,474,435	4,474,436	-	99.99	99.99
Itaú Consult. de Valores Mobiliários e Part. S.A	1,328,562	2,319,187	251,966	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,261,668	351,516	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	661,591	2,062,251	1,092,859	297	1	-	0.01	0.01
Foreign								
Itaú CorpBanca	10,415,061	16,567,075	143,386	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,282,019	2,021,779	168,675	-	-	330,860,745	99.99	99.99
Banco Itaú Uruguay S.A.	535,370	1,671,872	461,454	4,465,133,954	-	-	100.00	100.00
OCA S.A.	18,027	317,516	159,009	1,503,496,740	-	-	100.00	100.00

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 145

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

Real estate in use [1]	Fixed assets under construction	Real estate in use [2] [3]		Other fixed assets [2] [3]					Total
		Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%	
Cost									
Balance at 12/31/2017	**365,704**	**975,333**	**3,106,582**	**2,203,443**	**1,955,671**	**1,151,278**	**6,447,547**	**1,149,215**	**17,354,773**
Acquisitions	473,859	-	-	34,618	22,231	59,140	763,506	128,640	1,481,994
Disposals	-	(12,741)	(102,671)	(44,772)	(12,877)	(15,679)	(253,945)	(29,854)	(472,539)
Exchange variation	3,140	6,141	(2,424)	41,885	(8,353)	(4,885)	(11,737)	4,202	27,969
Transfers	(288,852)	-	66,095	122,406	38,791	-	61,560	-	-
Other	-	(62,856)	(26,496)	86,778	(6,220)	(44,647)	28,815	575	(24,051)
Balance at 12/31/2018	**553,851**	**905,877**	**3,041,086**	**2,444,358**	**1,989,243**	**1,145,207**	**7,035,746**	**1,252,778**	**18,368,146**
Depreciation									
Balance at 12/31/2017	**-**	**-**	**(1,893,035)**	**(1,374,580)**	**(1,151,012)**	**(713,682)**	**(5,074,132)**	**(753,384)**	**(10,959,825)**
Depreciation expenses	-	-	(78,878)	(183,179)	(154,833)	(94,976)	(636,539)	(121,201)	(1,269,606)
Disposals	-	-	23,786	32,374	5,142	11,070	226,262	28,622	327,256
Exchange variation	-	-	14,499	(24,052)	12,410	19,923	(5,030)	(2,913)	14,837
Other	-	-	5,363	(80,355)	(2,642)	(1,251)	16,245	(13,527)	(76,167)
Balance at 12/31/2018	**-**	**-**	**(1,928,265)**	**(1,629,792)**	**(1,290,935)**	**(778,916)**	**(5,473,194)**	**(862,403)**	**(11,963,505)**
Book value									
Balance at 12/31/2018 [4]	**553,851**	**905,877**	**1,112,821**	**814,566**	**698,308**	**366,291**	**1,562,552**	**390,375**	**6,404,641**
Balance at 12/31/2017 [4]	**365,704**	**975,333**	**1,213,547**	**828,863**	**804,659**	**437,596**	**1,373,415**	**395,831**	**6,394,948**

(1) The contractual commitments for the purchase of the fixed assets totaled R$ 41,433 achievable by 2019;

(2) Includes amounts pledged in guarantee of voluntary deposits;

(3) Includes the amount of R$ 2,789 (R$ 3,292 at 12/31/2017) related to attached real estate.

(4) During the period, there was no impairment of assets recorded in Fixed assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018

146

II) Goodwill and Intangible assets

	Goodwill (1)	Intangible assets (2)				Total
		Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets (3)	
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2017	**10,838,508**	**2,452,107**	**4,502,310**	**4,352,576**	**2,107,758**	**24,253,259**
Acquisitions	62,572	1,000	646,293	318,101	408,445	1,436,411
Disposals	-	(27,412)	(312,490)	(189,065)	(210,236)	(739,203)
Exchange variation	298,070	46,506	205,275	-	(4,107)	545,744
Other	8,791	26,329	10,530	46,897	5,001	97,548
Balance at 12/31/2018	**11,207,941**	**2,498,530**	**5,051,918**	**4,528,509**	**2,306,861**	**25,593,759**
Amortization						
Balance at 12/31/2017	**(2,538,818)**	**(646,902)**	**(1,995,175)**	**(1,267,239)**	**(975,690)**	**(7,423,824)**
Amortization expenses (4)	(1,302,512)	(220,994)	(587,448)	(696,553)	(258,591)	(3,066,098)
Disposals	-	27,412	311,891	154,425	210,236	703,964
Exchange variation	(54,669)	(140,942)	(152,470)	-	15,687	(332,394)
Other	(8,791)	138,718	(3,761)	(13,284)	3,827	116,709
Balance at 12/31/2018	**(3,904,790)**	**(842,708)**	**(2,426,963)**	**(1,822,651)**	**(1,004,531)**	**(10,001,643)**
Impairment (Note 10i)						
Balance at 12/31/2017	-	-	**(54,286)**	**(342,475)**	-	**(396,761)**
Additions / assumptions	-	-	(167,003)	(360)	-	(167,363)
Exchange variation	-	-	(4,462)	-	-	(4,462)
Balance at 12/31/2018	-	-	**(225,751)**	**(342,835)**	-	**(568,586)**
Book value						
Balance at 12/31/2018	**7,303,151**	**1,655,822**	**2,399,204**	**2,363,023**	**1,302,330**	**15,023,530**
Balance at 12/31/2017	**8,299,690**	**1,805,205**	**2,452,849**	**2,742,862**	**1,132,068**	**16,432,674**

(1) Includes goodwill on acquisitio in the amount of R$ 6,021,657 (R$ 6,847,881 em 12/31/2017);

(2) The contractual commitments for the purchase of the new intangible assets totaled R$ 636,661 achievable by 2020;

(3) Includes of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;

(4) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (450,083) (R$ 487,286) from 01/01 to 12/31/2017) are disclosed in the expenses on financial operation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 147

Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4,415,364,847 6 5,482,470 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2,135,149,591 31,665,530 Shares of capital stock at 12/31/2017 9 7,148,000 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148,000 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3 ,267,003,862 32,372,349 (1) Treasury shares at 12/31/2017 1 4,424,206 71,459,714 8 5,883,920 (2,742,767) Purchase of treasury shares - 13,100,000 13,100,000 (510,308) (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 534,421 Result of delivery of treasure shares - (29,623,265) (29,623,265) 898,964 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 8 3,614,426 (1,819,690) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) 4,958,290,359 4 ,738,655,417 9 ,696,945,776 Outstanding shares at 12/31/2017 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on October 31, 2018. Cost of shares purchased in the period, average cost of treasury shares and their market price in Reais: 01/01 to 12/31/2018 Cost / Market value Ordinárias Preferenciais Minimum - 3 7.45 Weighted average - 38.95 Maximum - 4 0.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 3 0.05 3 5.50 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 148 Note 13 – Stockholders' equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of disposal of control, to be included in a public offering of shares, so as to ensure the price equal to eighty per cent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. In Meetings of the Board of Directors held on 12/15/2017 and 02/22/2018, cancellations of 31,793,105 and 14,424,206, were approved, respective of common shares of own issue and shares held in treasury, with no change in capital, upon capitalization of amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3 ,299,073,506 1 ,116,291,341 4,415,364,847 6 5,482,470 Residents abroad at 12/31/2017 20,877,606 2 ,114,271,985 2,135,149,591 31,665,530 Shares of capital stock at 12/31/2017 9 7,148,000 3 ,319,951,112 3 ,230,563,326 6 ,550,514,438 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1 ,652,763,453 1 ,615,281,663 3 ,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4 ,845,844,989 9,804,135,348 97,148,000 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,775,651 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3 ,267,003,862 32,372,349 (1) Treasury shares at 12/31/2017 1 4,424,206 71,459,714 8 5,883,920 (2,742,767) Purchase of treasury shares - 13,100,000 13,100,000 (510,308) (-) Cancellation of Shares – Meeting of the Board of Directors at February 22, 2018 (14,424,206) - (14,424,206) 534,421 Result of delivery of treasure shares - (29,623,265) (29,623,265) 898,964 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 2 8,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 8 3,614,426 (1,819,690) Outstanding shares at 12/31/2018 4 ,958,290,359 4 ,762,230,563 9 ,720,520,922 (2) 4,958,290,359 4 ,738,655,417 9 ,696,945,776 Outstanding shares at 12/31/2017 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on October 31, 2018. Cost of shares purchased in the period, average cost of treasury shares and their market price in Reais: 01/01 to 12/31/2018 Cost / Market value Ordinárias Preferenciais Minimum - 3 7.45 Weighted average - 38.95 Maximum - 4 0.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 3 0.05 3 5.50 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 148

b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 12/31/2018 Statutory net income 2 1,945,388 Adjustments: (-) Legal reserve - 5% (1,097,269) Dividend calculation basis 20,848,119 Mandatory dividend - 25% 5 ,212,030 (*) 22,437,426 Dividends and Interest on Capital Paid/ Provided for/ Identified (*) Includes Extraordinary Dividends, with Statutory Reserve balances. II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid 5,920,543 (121,619) 5,798,924 Dividends - 11 monthly installments paid in February to December 2018 0.0150 1 ,068,752 - 1,068,752 Dividends - paid on 08/30/2018 0.6240 4,041,001 - 4 ,041,001 Interest on capital - paid on 08/30/2018 0.1252 8 10,790 (121,619) 6 89,171 Provided for (recorded in Other liabilities – Social and statutory) 2 48,806 (15,453) 2 33,353 Dividends - 1 monthly installment paid on 01/02/2019 0.0150 145,783 - 145,783 Interest on capital - Credited on December 27, 2018 to be paid until April 30, 2019. 0.0106 1 03,023 (15,453) 87,570 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 1 7,497,833 (1,092,684) 1 6,405,149 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 22,437,426 Total from 01/01 to 12/31/2017 1 9,200,473 (1,643,211) 1 7,557,262 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 149 b) Dividends Shareholders are entitled mandatory minimum dividends in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally of income distributed, after common shares have received dividends equal to the annual minimum priority dividend to be paid to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. I - Calculation of dividends and interest on capital 12/31/2018 Statutory net income 2 1,945,388 Adjustments: (-) Legal reserve - 5% (1,097,269) Dividend calculation basis 20,848,119 Mandatory dividend - 25% 5 ,212,030 (*) 22,437,426 Dividends and Interest on Capital Paid/ Provided for/ Identified (*) Includes Extraordinary Dividends, with Statutory Reserve balances. II – Stockholders' compensation Gross value per Gross WTS Net share (R$) Paid / Prepaid 5,920,543 (121,619) 5,798,924 Dividends - 11 monthly installments paid in February to December 2018 0.0150 1 ,068,752 - 1,068,752 Dividends - paid on 08/30/2018 0.6240 4,041,001 - 4 ,041,001 Interest on capital - paid on 08/30/2018 0.1252 8 10,790 (121,619) 6 89,171 Provided for (recorded in Other liabilities – Social and statutory) 2 48,806 (15,453) 2 33,353 Dividends - 1 monthly installment paid on 01/02/2019 0.0150 145,783 - 145,783 Interest on capital - Credited on December 27, 2018 to be paid until April 30, 2019. 0.0106 1 03,023 (15,453) 87,570 Identified in Revenue Reserve In Stockholders’ Equity 1.8001 1 7,497,833 (1,092,684) 1 6,405,149 Total from 01/01 to 12/31/2018 2 3,667,182 (1,229,756) 22,437,426 Total from 01/01 to 12/31/2017 1 9,200,473 (1,643,211) 1 7,557,262 Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 149

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 12/31/2018 12/31/2017 Capital reserves 1,923,056 1,733,611 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,638,439 1,448,994 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 35,379,671 33,806,424 (1) Legal 9,990,192 8,892,923 (2) Statutory 7,891,646 11,255,516 (3) Special revenue reserves 17,497,833 13,657,985 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared until 12/31/2018 and 12/31/2017. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 ITAÚ UNIBANCO HOLDING 21,945,388 2 1,108,466 131,863,081 1 28,507,940 Amortization of goodwill 2 22,756 2 23,139 (1 06,507) (365,787) Corporate reorganizations (Note 3l) 1 ,846,293 1,846,612 - (1,218,553) Conversion adjustments of foreign investments (Note 3s) 962,985 786,334 - - Foreign exchange variations of investments (4 4,197) (5 ,775) - - Hedge of net investments in foreign operations 1 ,760,159 1,381,995 - - Tax effects – hedge of net investments in foreign operations (752,977) (589,886) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 24,977,422 2 3,964,551 131,756,574 126,923,600 e) Asset valuation adjustments 12/31/2018 12/31/2017 Available-for-sale securities 158,643 (4 6,604) Hedge cash flow (1 ,573,238) (1,407,664) Remeasurements in liabilities of post-employment benefits (1 ,001,152) (8 35,364) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (4 63,182) (2 96,866) (*) Asset valuation adjustments (2,878,929) (2 ,586,498) (*) net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 150 c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING 12/31/2018 12/31/2017 Capital reserves 1,923,056 1,733,611 Premium on subscription of shares 283,512 283,512 Share-based payment plan 1,638,439 1,448,994 Reserves from tax incentives and restatement of equity securities and other 1,105 1,105 Revenue reserves 35,379,671 33,806,424 (1) Legal 9,990,192 8,892,923 (2) Statutory 7,891,646 11,255,516 (3) Special revenue reserves 17,497,833 13,657,985 (1) It purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the remuneration flow to shareholders. (3) Refers to Dividends or Interest on Capital declared until 12/31/2018 and 12/31/2017. d) Reconciliation of net income and stockholders’ equity (Note 2b) Net income Stockholders’ equity 01/01 to 01/01 to 12/31/2018 12/31/2017 12/31/2018 12/31/2017 ITAÚ UNIBANCO HOLDING 21,945,388 2 1,108,466 131,863,081 1 28,507,940 Amortization of goodwill 2 22,756 2 23,139 (1 06,507) (365,787) Corporate reorganizations (Note 3l) 1 ,846,293 1,846,612 - (1,218,553) Conversion adjustments of foreign investments (Note 3s) 962,985 786,334 - - Foreign exchange variations of investments (4 4,197) (5 ,775) - - Hedge of net investments in foreign operations 1 ,760,159 1,381,995 - - Tax effects – hedge of net investments in foreign operations (752,977) (589,886) - - ITAÚ UNIBANCO HOLDING CONSOLIDATED 24,977,422 2 3,964,551 131,756,574 126,923,600 e) Asset valuation adjustments 12/31/2018 12/31/2017 Available-for-sale securities 158,643 (4 6,604) Hedge cash flow (1 ,573,238) (1,407,664) Remeasurements in liabilities of post-employment benefits (1 ,001,152) (8 35,364) Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations (4 63,182) (2 96,866) (*) Asset valuation adjustments (2,878,929) (2 ,586,498) (*) net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 150

f) Non-controlling interests

	Stockholders' equity		Net Income	
	12/31/2018	12/31/2017	01/01 to 12/31/2018	01/01 to 12/31/2017
Itaú CorpBanca (Note 2c)	10,249,165	10,164,232	(89,273)	357,339
Itaú CorpBanca Colombia S.A. (Note 2c)	1,218,728	1,122,133	(13,045)	17,749
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	395,742	333,328	(97,914)	(93,465)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	388,514	302,079	(78,755)	(69,033)
Other	114,913	91,962	(42,631)	(26,540)
Total	**12,367,062**	**12,013,734**	**(321,618)**	**186,050**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 151

g) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits are only made in years in which there are sufficient profits to enable the distribution of mandatory dividends, limiting the maximum dilutive effect to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

The Extraordinary Stockholders' Meeting – ESM held on July 27, 2018 approved the split in 50% the Company's shares of capital stock, and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for better comparability, the number of shares presented in this item are affected by the split effect.

Expenses on stock-based payment plans are presented in the table below:

	01/01 a 12/31/2018	01/01 a 12/31/2017
Partner Plan	(225,577)	(234,119)
Share-based plan	(377,151)	(302,343)
Total	**(602,728)**	**(536,461)**

I – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING invest a percentage of their bonus to acquire shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive shares as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of shares and share-based Instruments are established every six months and are equivalent to the average of share quotation in the 30 days prior to the determination of the acquisition price, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the shares as consideration is the market price at the grant date, less expected dividends.

Changes in the Partner Program

	01/01 to 12/31/2018	01/01 to 12/31/2017
	Quantity	Quantity
Opening balance	**51,074,441**	**53,193,569**
New granted	9,912,356	10,562,936
Cancelled	(11,597,420)	(11,284,577)
Exercised	(518,195)	(1,397,487)
Closing balance	**48,871,182**	**51,074,441**
Weighted average of remaining contractual life (years)	**2.52**	**2.46**
Market value weighted average (R$)	**26.22**	**21.55**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 152

II- Variable Compensation In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 31,229,973 36,809,109 New 10,552,225 12,835,324 Delivered (16,611,521) (18,072,947) Cancelled (154,532) (341,513) Closing balance 25,016,145 31,229,973 Market value weighted average (R$) 34.04 25.49 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 Options exercisable at the end of the period 24,514,359 25.21 35,160,265 27.32 Options outstanding but not exercisable 21,889,994 20.30 Options: (*) Canceled / Forfeited (3 52,085) 29.29 (1 ,807,091) 27.41 Exercised (2 1,072,675) 28.26 (30,728,809) 23.72 Closing balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 24,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1.28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 153 II- Variable Compensation In this plan, 50% of variable compensation of management members should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member that should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in variable compensation in shares 01/01 to 01/01 to 12/31/2018 12/31/2017 Quantity Quantity Opening balance 31,229,973 36,809,109 New 10,552,225 12,835,324 Delivered (16,611,521) (18,072,947) Cancelled (154,532) (341,513) Closing balance 25,016,145 31,229,973 Market value weighted average (R$) 34.04 25.49 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which was discontinued, and only exercisable options remain. Simple options have the following characteristics: a) Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years. Summary of changes in the Simple options plan 01/01 to 12/31/2018 01/01 to 12/31/2017 Weighted Weighted Quantity average Quantity average exercise price exercise price Opening balance 24,514,359 25.21 57,050,259 24.63 Options exercisable at the end of the period 24,514,359 25.21 35,160,265 27.32 Options outstanding but not exercisable 21,889,994 20.30 Options: (*) Canceled / Forfeited (3 52,085) 29.29 (1 ,807,091) 27.41 Exercised (2 1,072,675) 28.26 (30,728,809) 23.72 Closing balance 3,089,599 22.11 24,514,359 25.21 Options exercisable at the end of the period 3,089,599 22.11 24,514,359 25.21 Range of exercise prices 14.47 - 29.51 14.47 - 27.54 Weighted average of the remaining contractual life (in years) 0.99 1.28 Market value weighted average (R$) 33.98 28.04 (*) Refers to non-exercise based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 153

Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 154 Note 14 – Related parties Transactions between related parties are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.b), were eliminated and do not have effects on the consolidated statements. The main unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint-controlled entities of ITAÚSA, specially: Itautec S.A., Duratex S.A., Itaúsa Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and jointly-controlled entities, and the main ones are: Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by ITAÚ UNIBANCO HOLDING’s donations and by the proceedings generated by its assets to accomplish its purposed, as well as to maintain the operational and administrative structure: Fundação Itaú Social – manages the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supports projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program). Instituto Itaú Cultural – promotes and disseminates Brazilian culture in the country and abroad. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, on a direct and/or supplementary basis, through the civil society’s institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge movies in general, especially those produced in Brazil. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, in the way and under conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. · Associação Cubo Coworking Itaú – partner entity of ITAÚ UNIBANCO HOLDING CONSOLIDATED which purpose is to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 154

a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 a 01/01 a 01/01 a 01/01 a 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 - - - - Interbank investments 65,240,898 82,680,699 4,593,298 5 ,577,467 6.4% to 8.97% fixed / Itaú Unibanco S.A. 26,894,637 4 8,999,041 2,506,220 4 ,048,874 - - - - 100% Selic Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.3633% 1 0,733,342 9 ,162,033 6 12,235 5 34,761 - - - - Itaú Unibanco S.A. Nassau Branch 5.125% to 6.5% 27,612,919 24,519,625 1 ,474,843 993,832 Loan operations - - - - 1 44,116 9 6,381 1 87,030 5,738 2.5% to 6% / SELIC + Alpargatas S.A. - - - - 49,195 96,381 2 ,773 5,738 2.35% / CDI + 3.15% 113% of CDI Other - - - - 9 4,921 - 184,257 - Derivative financial instruments - assets and liabilities 2,639,985 (4,637,605) 2 ,498,510 480 - - (1 38,321) - Investment funds 2 ,639,985 (4 ,637,605) 2 ,498,510 480 - - - - Other - - - - - - (138,321) - Deposits (1 3,366,777) (2 2,917,703) (4 71,722) (378,507) (6 9,647) - (8 ,937) - 2.89% to 4.16% Itaú Unibanco S.A. Nassau Branch (1 3,366,777) (2 2,917,703) (469,617) (378,507) - - - - Other - - (2,105) - 75% to 96% of CDI (69,647) - (8 ,937) - - - - - Securities sold under repurchase agreements (2 9,581) (4 6,542) (2 ,826) (5,319) 95% to 97.5% of CDI Duratex S.A. - - - - (1 9,328) (21,881) (1,196) (2 ,067) Other - - - - (1 0,253) (24,661) (1,630) (3 ,252) 50.01% to 100.15% of CDI Debentures - (56,929) - - - - - - Itaú Unibanco S.A. Nassau Branch - (56,929) - - - - - - Amounts receivable from (payable to) related companies / Banking (1 2,311) (389) (5,284) (4,503) (9 2,710) (108,304) 4 5,817 40,288 service fees (expenses) Itaú Unibanco S.A. - - - (1) - - - - Olimpia Promoção e Serviços S.A. - - - - (3,018) (2 ,246) (24,786) (2 2,551) Fundação Itaú Unibanco - Previdência Complementar - - - - (9 8,214) (1 06,134) 5 0,969 4 7,265 Other (12,311) (389) (5 ,284) (4,502) 8,522 76 1 9,634 1 5,574 Rent revenues (expenses) - - (3 67) (3 85) - - (45,968) (6 2,665) Fundação Itaú Unibanco - Previdência Complementar - - - - - - (3 6,075) (48,601) FUNBEP - Fundo de Pensão Multipatrocinado - - - - - - (7 ,373) (1 1,266) Other - - (367) (385) - - (2 ,520) (2 ,798) Sponsorship expenses - - - - - - (3 1,050) (9,500) Associação Cubo Coworking Itaú - - - - - - (3 1,050) (9,500) Donation expenses - - - - - - (9 5,864) (93,057) Instituto Itaú Cultural - - - - - - (94,944) (93,057) Associação Itaú Viver Mais - - - - - - (920) (920) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (8,239) (R$ (7,149) from 01/01 to 12/31/2017) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 155 a) Transactions with related parties: ITAÚ UNIBANCO HOLDING ITAÚ UNIBANCO HOLDING CONSOLIDATED Assets / (Liabilities) Revenue / (Expense) Assets / (Liabilities) Revenue / (Expense) Annual rate Annual rate 01/01 a 01/01 a 01/01 a 01/01 a 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 12/31/2018 12/31/2017 - - - - Interbank investments 65,240,898 82,680,699 4,593,298 5 ,577,467 6.4% to 8.97% fixed / Itaú Unibanco S.A. 26,894,637 4 8,999,041 2,506,220 4 ,048,874 - - - - 100% Selic Itaú Unibanco S.A. Grand Cayman Branch 5.83% to 6.3633% 1 0,733,342 9 ,162,033 6 12,235 5 34,761 - - - - Itaú Unibanco S.A. Nassau Branch 5.125% to 6.5% 27,612,919 24,519,625 1 ,474,843 993,832 Loan operations - - - - 1 44,116 9 6,381 1 87,030 5,738 2.5% to 6% / SELIC + Alpargatas S.A. - - - - 49,195 96,381 2 ,773 5,738 2.35% / CDI + 3.15% 113% of CDI Other - - - - 9 4,921 - 184,257 - Derivative financial instruments - assets and liabilities 2,639,985 (4,637,605) 2 ,498,510 480 - - (1 38,321) - Investment funds 2 ,639,985 (4 ,637,605) 2 ,498,510 480 - - - - Other - - - - - - (138,321) - Deposits (1 3,366,777) (2 2,917,703) (4 71,722) (378,507) (6 9,647) - (8 ,937) - 2.89% to 4.16% Itaú Unibanco S.A. Nassau Branch (1 3,366,777) (2 2,917,703) (469,617) (378,507) - - - - Other - - (2,105) - 75% to 96% of CDI (69,647) - (8 ,937) - - - - - Securities sold under repurchase agreements (2 9,581) (4 6,542) (2 ,826) (5,319) 95% to 97.5% of CDI Duratex S.A. - - - - (1 9,328) (21,881) (1,196) (2 ,067) Other - - - - (1 0,253) (24,661) (1,630) (3 ,252) 50.01% to 100.15% of CDI Debentures - (56,929) - - - - - - Itaú Unibanco S.A. Nassau Branch - (56,929) - - - - - - Amounts receivable from (payable to) related companies / Banking (1 2,311) (389) (5,284) (4,503) (9 2,710) (108,304) 4 5,817 40,288 service fees (expenses) Itaú Unibanco S.A. - - - (1) - - - - Olimpia Promoção e Serviços S.A. - - - - (3,018) (2 ,246) (24,786) (2 2,551) Fundação Itaú Unibanco - Previdência Complementar - - - - (9 8,214) (1 06,134) 5 0,969 4 7,265 Other (12,311) (389) (5 ,284) (4,502) 8,522 76 1 9,634 1 5,574 Rent revenues (expenses) - - (3 67) (3 85) - - (45,968) (6 2,665) Fundação Itaú Unibanco - Previdência Complementar - - - - - - (3 6,075) (48,601) FUNBEP - Fundo de Pensão Multipatrocinado - - - - - - (7 ,373) (1 1,266) Other - - (367) (385) - - (2 ,520) (2 ,798) Sponsorship expenses - - - - - - (3 1,050) (9,500) Associação Cubo Coworking Itaú - - - - - - (3 1,050) (9,500) Donation expenses - - - - - - (9 5,864) (93,057) Instituto Itaú Cultural - - - - - - (94,944) (93,057) Associação Itaú Viver Mais - - - - - - (920) (920) In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (8,239) (R$ (7,149) from 01/01 to 12/31/2017) in view of the use of the common structure. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 155

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 12/31/2018 12/31/2017 Fees (480,821) (425,657) Profit sharing (257,918) (243,584) Post-employment benefits (8,691) (9,133) Granting of the Share-based payment (212,066) (219,983) (959,496) (898,357) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g II, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 156 b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to: 01/01 to 01/01 to 12/31/2018 12/31/2017 Fees (480,821) (425,657) Profit sharing (257,918) (243,584) Post-employment benefits (8,691) (9,133) Granting of the Share-based payment (212,066) (219,983) (959,496) (898,357) Total Total amounts related to stock-based compensation plan, personnel expenses and post-employment benefits is detailed in Notes 13g II, 10g and 16, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 156

Note 15 - Market value

In cases where market prices are not available, market value are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated market value achieved through these techniques cannot be substantiated by comparison with independent markets and, in many cases, it cannot be realized in the immediate settlement of the instrument.

The following table summarizes the carrying and estimated market value for financial instruments:

		12/31/2018		12/31/2017	
		Book Value	Estimated Market Value	Book Value	Estimated Market Value
Interbank investments	(a)(b)	26,414,946	26,505,059	29,048,477	29,112,205
Securities and derivative financial instruments	(c)				
Adjustment of available-for-sale securities		101,613,764	101,613,764	100,621,049	100,621,049
Adjustment of held-to-maturity securities		40,516,259	41,658,562	36,559,942	37,791,913
Derivative financial instruments - Assets	(c)	23,471,704	23,471,704	22,681,334	22,681,334
Loan, lease and other credit operations	(d)	498,220,864	504,595,076	456,285,747	462,659,408
Deposits	(b)	463,424,377	463,485,592	402,937,907	402,964,893
Deposits received under securities repurchase agreements	(a)	343,236,462	343,236,462	323,910,006	323,910,006
Funds from acceptance and issuance of securities	(b)	111,565,922	111,670,717	107,581,024	107,799,276
Borrowings and onlendings	(b)	67,947,192	68,084,623	63,441,040	63,771,277
Derivative financial instruments - Liabilities	(c)	27,485,012	27,485,012	26,452,616	26,452,616
Subordinated debt	(b)	49,312,724	49,546,979	52,695,875	53,855,629

The methods and assumptions adopted to estimate the market value are defined below:

a) **Securities purchased under agreements to resell, which compose the balance of Interbank Investments, and Securities under repurchase agreements -** The carrying amounts for these instruments approximate their market values.

b) **Interbank deposits, which compose the balance of Interbank Investments, Deposits, Funds from Acceptance and Issuance of Securities, Borrowings and Onlending and Subordinate Debt** – They are calculated by discounting estimated cash flows at market interest rates.

c) **Securities and Derivatives -** Under usual conditions, the prices quoted in the market are the best indicators of market values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other pricing techniques to establish their market value. In the absence of the prices quoted by the Brazilian Financial and Capital Markets Association (ANBIMA), the market values of government securities are determined based on the interest rates provided by brokers. The market values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The market values of shares are computed based on their prices quoted in the market. The market values of derivative financial instruments were determined as follows:

- ***Swaps:*** Their cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, drawn mainly based on the exchange price of derivatives at B3, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the market value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.).
- **Futures and Forwards:** Quotations on exchanges or using criteria identical to those applied to swaps.
- **Options:** Determined based on mathematical models, such as Black&Scholes, using data, in general from Bloomberg, of implicit volatility, interest rate yield curve and market value of the underlying asset. Current market prices of options are used to compute the implicit volatilities.
- **Credit Risk:** Inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk.

d) **Loan operations and lease operations and other credits –** Market value is estimated based on groups of loans with similar financial and risk characteristics, using valuation models. The market value of fixed-rate loans was determined by discounting estimated cash flows, applying current interest rates close of similar loans. For the majority of loans at floating rate, the carrying amount was considered close to their market value. The market value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest through maturity, at the aforementioned rates. The market value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions related to cash flows and discount rates are determined using information available in the market and information specific of the debtor.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 157

Note 16 – Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, sponsors retirement plans to its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined;

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date.

Below is a list of benefit plans and their modalities:

Entity	Benefit plan	Modality
Fundação Itaú Unibanco - Previdência Complementar - FIU	Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan 002 benefit plan Prebeg benefit plan UBB PREV defined benefit plan Benefit Plan II Itaulam basic plan Itaú Defined Benefit Plan REDECARD Retirement Plan ITAUCARD Retirement Defined Benefit Plan	Defined Benefit
	Itaubanco Defined Contribution Plan Itaubank Retirement Plan REDECARD Pension Plan	Defined Contribution
	Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Itaú Defined Contribution Plan REDECARD Retirement Plan ITAUCARD Supplementary Retirement Plan	Variable Contribution
FUNBEP Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan Funbep II Benefit Plan	Defined Benefit Variable Contribution

The modality of Defined Contribution plans have funds composed by the portions of sponsors' contributions not yet included in the participant's account balance due to loss of eligibility to the benefit, as well as of resources arising from the migration of retirement plans in defined benefit modality. The fund is used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 158

a) Main Actuarial Assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimated about the variables that determine the post-employment benefit amounts.

The main demographic assumptions comprise: mortality table and turnover of active participants and the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation.

	12/31/2018	12/31/2017
Discount rate (1)	9.72% p.a.	9.98% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover	Itaú Experience 2008/2010 (3)	Itaú Experience 2008/2010
Future salary growth	4.00% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of plan benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit	Projected Unit Credit

(1) Determined based on market yield related to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.

(2) Correspond to those disclosed by SOA – Society of Actuaries, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.

(3) Updated to the new expectation of mass behavior.

Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk Management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk.

- Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- Biometric Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study preparedby an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing Is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 159

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market:

Types	Fair value		% Allocation	
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Fixed income securities	**18,064,771**	**16,851,242**	**96.05%**	**95.81%**
Quoted in an active market	17,774,647	16,281,679	94.51%	92.57%
Non quoted in an active market	290,124	569,563	1.54%	3.24%
Variable income securities	**24,323**	**18,986**	**0.13%**	**0.11%**
Quoted in an active market	17,765	15,239	0.09%	0.09%
Non quoted in an active market	6,558	3,747	0.04%	0.02%
Structured investments	**59,140**	**24,477**	**0.31%**	**0.14%**
Quoted in an active market	615	1,277	0.01%	0.01%
Non quoted in an active market	58,525	23,200	0.30%	0.13%
Real estate	**577,908**	**614,683**	**3.07%**	**3.49%**
Loans to participants	**82,159**	**78,855**	**0.44%**	**0.45%**
Total	**18,808,301**	**17,588,243**	**100.00%**	**100.00%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 10,689 (R$ 11,614 at 12/31/2017), and real estate rented to Group companies, with a fair value of R$ 486,797 (R$ 530,998 at 12/31/2017).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from judicial decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new adhesions.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor.

Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used.

e) Net amount recognized in the balance sheet

	12/31/2018			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	18,808,301	1,603,560	-	20,411,861
2 - Actuarial liabilities	(15,492,982)	-	(281,933)	(15,774,915)
3 - Asset restriction (*)	(3,664,329)	(938,290)	-	(4,602,619)
4 - Net amount recognized in the balance sheet (1+2+3)	**(349,010)**	**665,270**	**(281,933)**	**34,327**
Amount recognized in Assets (Note 10a)	65,701	665,270	-	730,971
Amount recognized in Liabilities (Note 10d)	(414,711)	-	(281,933)	(696,644)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

	12/31/2017			
	BD and CV Plans	CD Plans	Other post-employment benefits	Total
1 - Net assets of the plans	17,588,243	1,633,689	-	19,221,932
2 - Actuarial liabilities	(14,490,671)	-	(256,723)	(14,747,394)
3 - Asset restriction (*)	(3,217,227)	(911,929)	-	(4,129,156)
4 - Net amount recognized in the balance sheet (1+2+3)	**(119,655)**	**721,760**	**(256,723)**	**345,382**
Amount recognized in Assets (Note 10a)	344,907	721,760	-	1,066,667
Amount recognized in Liabilities (Note 10d)	(464,562)	-	(256,723)	(721,285)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 160

f) Change in the net amount recognized in the balance sheet:

	12/31/2018								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**17,588,243**	**(14,490,671)**	**(3,217,227)**	**(119,655)**	**1,633,689**	**(911,929)**	**721,760**	**(256,723)**	**345,382**
Amounts recognized in income (1+2+3)	**1,700,057**	**(1,454,734)**	**(321,121)**	**(75,798)**	**157,215**	**(89,691)**	**67,524**	**(24,873)**	**(33,147)**
1 - Cost of current service	-	(69,421)	-	(69,421)	-	-	-	-	(69,421)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	1,700,057	(1,385,313)	(321,121)	(6,377)	157,215	(89,691)	67,524	(24,873)	36,274
Amounts recognized in stockholder´s equity (4+5+6)	**580,254**	**(687,841)**	**(125,981)**	**(233,568)**	**(101,810)**	**63,330**	**(38,480)**	**(19,420)**	**(291,468)**
4 - Effects on asset ceiling	-	-	(125,848)	(125,848)	-	63,330	63,330	-	(62,518)
5 - Remeasurements (2) (3)	566,011	(683,298)	(133)	(117,420)	(101,810)	-	(101,810)	(19,420)	(238,650)
6 - Exchange variation	14,243	(4,543)	-	9,700	-	-	-	-	9,700
Other (7+8+9+10)	**(1,060,253)**	**1,140,264**	**-**	**80,011**	**(85,534)**	**-**	**(85,534)**	**19,083**	**13,560**
7 - Receipt by allocation of funds (4)	-	-	-	-	-	-	-	-	-
8 - Benefits paid	(1,140,264)	1,140,264	-	-	-	-	-	19,083	19,083
9 - Contributions from sponsor	68,874	-	-	68,874	(85,534)	-	(85,534)	-	(16,660)
10 - Contributions from parcipants	11,137	-	-	11,137	-	-	-	-	11,137
Amounts end of the period	**18,808,301**	**(15,492,982)**	**(3,664,329)**	**(349,010)**	**1,603,560**	**(938,290)**	**665,270**	**(281,933)**	**34,327**

	12/31/2017								
	BD and CV plans				CD plans			Ohter post-employment benefit	Total
	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period	**16,520,045**	**(13,722,927)**	**(3,008,536)**	**(211,418)**	**1,287,313**	**(490,932)**	**796,281**	**(221,125)**	**363,738**
Amounts recognized in income (1+2+3)	**1,638,738**	**(1,415,885)**	**(307,432)**	**(84,579)**	**125,992**	**(50,118)**	**75,874**	**(21,953)**	**(30,658)**
1 - Cost of current service	-	(69,283)	-	(69,283)	-	-	-	-	(69,283)
2 - Cost of past service	-	-	-	-	-	-	-	-	-
3 - Net interest (1)	1,638,738	(1,346,602)	(307,432)	(15,296)	125,992	(50,118)	75,874	(21,953)	38,625
Amounts recognized in stockholder´s equity (4+5+6)	**487,172**	**(493,318)**	**98,471**	**92,595**	**324,434**	**(370,879)**	**(46,445)**	**(28,183)**	**17,967**
4 - Effects on asset ceiling	-	-	97,837	97,837	(14,980)	(370,879)	(385,859)	-	(288,022)
5 - Remeasurements (2) (3)	485,334	(487,011)	904	(773)	339,414	-	339,414	(28,183)	310,458
6 - Exchange variation	1,838	(6,307)	-	(4,469)	-	-	-	-	(4,469)
Other (7+8+9+10)	**(1,057,712)**	**1,141,459**	**-**	**83,747**	**(103,950)**	**-**	**(103,950)**	**14,538**	**(5,665)**
7 - Receipt by allocation of funds (4)	-	-	-	-	(12,826)	-	(12,826)	-	(12,826)
8 - Benefits paid	(1,141,459)	1,141,459	-	-	-	-	-	14,538	14,538
9 - Contributions from sponsor	71,453	-	-	71,453	(91,124)	-	(91,124)	-	(19,671)
10 - Contributions from parcipants	12,294	-	-	12,294	-	-	-	-	12,294
Amounts end of the period	**17,588,243**	**(14,490,671)**	**(3,217,227)**	**(119,655)**	**1,633,689**	**(911,929)**	**721,760**	**(256,723)**	**345,382**

(1) Corresponds to the amount calculated on 01/01/2018 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.98% p.a.(On 01/01/2017 the rate used was 10.24% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 2,265,849 (R$ 2,124,072 at 12/31/2017).

(4) Refers to distribution of excess pension fund from Itaubanco CD Plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 161

g) Defined benefit contribution

	Estimated contribution	Contributions made	
	2019	01/01 to 12/31/2018	01/01 to 12/31/2017
Pension plan - FIU	47,279	58,081	57,834
Pension plan - FUNBEP	10,115	10,793	13,619
Total	**57,394**	**68,874**	**71,453**

h) Maturity profile of defined benefit liabilities

	Duration (*)	2019	2020	2021	2022	2023	2024 to 2028
Pension plan - FIU	10.88	799,004	823,503	858,735	893,598	929,239	5,184,106
Pension plan - FUNBEP	10.09	370,160	387,370	404,340	419,677	434,644	2,361,645
Other post-employment benefits	12.02	16,981	18,073	19,223	20,388	21,569	127,453
Total		**1,186,145**	**1,228,946**	**1,282,298**	**1,333,663**	**1,385,452**	**7,673,204**

(*) Average duration of plan´s actuarial liabilities.

i) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (*)	Present value of liability	Income	Stockholders´ equity (*)
Interest rate						
Increase by 0,5%	(717,588)	-	76,368	(15,202)	-	(15,202)
Decrease by 0,5%	782,123	-	(249,711)	16,720	-	16,720
Mortality rate						
Increase by 5%	(159,871)	-	45,128	(6,309)	-	(6,309)
Decrease by 5%	167,150	-	(47,704)	6,752	-	6,752
Medical inflation						
Increase by 1%	-	-	-	32,653	-	32,653
Decrease by 1%	-	-	-	(27,667)	-	(27,667)

(*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 162

Note 17 – Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

- Foreign branches: Itaú Unibanco S.A. – Grand Cayman Branch, New York Branch, Tokyo Branch, Itaú Unibanco Holding S.A. Grand Cayman Branch and Itaú CorpBanca New York Branch;
- Latin America consolidated: basically compose of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;
- Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itau BBA International plc.

More information on results of foreign units are in the Management's Discussion and Analysis Report.

	Net income	
	01/01 to 12/31/2018	01/01 to 12/31/2017
Foreign branches	1,433,191	1,882,503
Latin America consolidated	1,492,972	533,949
Other foreign companies	2,224,506	969,769
Foreign consolidated	5,116,046	3,572,468

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 163

Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 164 Note 18 – Risk, Capital Management and Fixed Assets Limits a) Corporate Governance ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies, and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in the performance of its assignments related to capital and risk management. In the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management and which decisions are monitored in the scope of CGRC. Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has panels collegiate bodies, which exercise the responsibilities delegated in capital and risk management, presided over by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has specialized executive boards to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with policies and procedures established. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we act with strict ethical standard and regulatory compliance, in search for high and increasing results, with low volatility, through long-lasting relationship with the client, correct risk pricing, pulverized funding and proper use of capital.” Based on this statement, five dimensions have been established (Capitalization, Liquidity, Composition of results, Operational Risk and Reputation). Each dimension is made up of a set of metrics associated with the main risks involved, combining supplementary measurement methods, in search for a comprehensive vision of our exposures. The Board of Directors is responsible for approving guidelines and limits for risk appetite, exercising its activities with the support of CGRC and CRO - Chief Risk Officer. The limits for risk appetite are frequently monitored and reported to risk committees and to the Board of Directors, which will guide the preventive measures to be taken to ensure that exposures are aligned with the strategies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. Among BACEN’s requirement for proper risk and capital management, noteworthy are the Risk Appetite Statement” (RAS) and the implementation of continuous and integrated risk management structure, the stress test program, the organization of the Risk Committee and nomination, before BACEN, of the Chief Risk Officer (CRO), with assignment of roles, responsibilities and independence requirements. Substantiation for risk appetite, risk management and guidelines for activities of employees of ITAÚ UNIBANCO HOLDING CONSOLIDATED the day-to-day for decision-making purposes are: · Sustainability and client satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s is committed to do business that is good both for the client and the institution itself; Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 164

· Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 165 · Risk Culture: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING CONSOLIDATED has low appetite to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services; · Ethics and respect for regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non- negotiable, and, therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation. ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks. These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. I – Credit risk Possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed- upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of clients, performance and portfolio evolution, default levels, return rate and economic capital allocated, among other external factors, such as: interest rates, market default indicators, inflation, consumption variation, among others. In compliance with CMN Resolution 4,557, of February 2017, 23, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. II - Market risk Possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things: political, economic and market conditions; portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED and expertise within the group to support operations in specific markets. The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 165

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 166 The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators. The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk. In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 5 - Securities and derivative financial instruments). The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 4,557, of February 2017, 23, and BACEN Circular nº. 3,354, of June 2007, 27. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution, it has the no-intention of resale and medium and long term time horizons as general guidelines. Market risk management analyses is conducted based on the following metrics: · Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and · Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is performed based on the following metrics: · ΔEVE: difference between the present value of sum of repricing flows instruments subject to IRRBB in a base scenario and present value of sum of repricing flows of these instruments in a scenario of shock in interest rates; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 166

As of December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 381.5 million, without significant changes in relation to the same period of the previous year (R$ 372.3 million at December 31, 2017). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 167 As of December 31, 2018, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 381.5 million, without significant changes in relation to the same period of the previous year (R$ 372.3 million at December 31, 2017). The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Itaú Unibanco, Corporate Governance, Regulations and Policies. III – Liquidity risk The institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses. The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas. The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. IV – Operational risk The possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area. As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives. In line with the principles of CMN Resolution No. 4,557, of February 2017, 23, the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, may be accessed on the website www.itau.com.br/investor-relations, section Itaú Unibanco, “Corporate Governance”, Rules and Policies. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 167

V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 168 V - Insurance, private pension and capitalization risks The main risk related to Insurance, Private Pension and Capitalization portfolios are described below and their definitions are presented in their respective chapters. · Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations of ITAÚ UNIBANCO HOLDING CONSOLIDATED, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions; · Credit risk; · Market risk; · Liquidity risk; · Operational risk. The management process of these risks is independent and focused on the specifics of each risk. VI - Social and environmental risk Risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities. The social and environmental risk management is carried out by the first line of defense in its daily operations, with the technical assessment of the legal and risk areas, which have a technical dedicated team. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities. Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to identification, the phases of prioritization, response, monitoring and reporting of assessed risks supplement this risk monitoring at ITAÚ UNIBANCO HOLDING CONSOLIDATED. Further details on the Social and environmental risk, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under “Reports” / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management Report. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 168

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and require banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, the CNSP and SUSEP issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

I - Composition of capital

The Referential Equity (PR) used to monitor the compliance with the operational limits imposed by BACEN is the sum of three items, namely:

- **Common Equity Tier I:** the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
- **Additional Tier I Capital:** consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I;
- **Tier II:** consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements.

Composition of Referential Equity

	12/31/2018	12/31/2017
Stockholders' equity attributable to controlling interests	131,756,574	126,923,600
Non-controlling interests	12,276,180	11,942,502
Change in interest in subsidiaries in a capital transaction	98,028	1,481,888
Consolidated stockholders' equity (BACEN)	**144,130,782**	**140,347,990**
Common Equity Tier I prudential adjustments	(20,772,746)	(17,951,725)
Common Equity Tier I	**123,358,036**	**122,396,265**
Instruments Eligible to comprise Additional Tier I	7,701,570	-
Additional Tier I Prudential Adjustments	94,858	57,062
Additional Tier I Capital	**7,796,428**	**57,062**
Tier I (Common Equity Tier I + Additional Tier I Capital)	**131,154,464**	**122,453,327**
Instruments Eligible to comprise Tier II	15,778,051	19,722,563
Tier II Prudential Adjustments	95,620	76,083
Tier II	**15,873,671**	**19,798,646**
Referential Equity (Tier I + Tier II)	**147,028,135**	**142,251,973**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 169

II - Capital requirements in place and in progress

Minimum capital requirements are expressed as indexes that relate available capital and risk-weighted assets (RWA).

Schedule for Basel III implementation

	As from January 1st		
	2017	2018	2019 (1)
Common Equity Tier I	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%
Total capital	**9.25%**	**8.625%**	**8.0%**
Additional Common Equity Tier I (ACP)	**1.50%**	**2.375%**	**3.5%**
Conservation	1.25%	1.875%	2.5%
Countercyclical (2)	0%	0%	0%
Systemic (3)	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	**6.0%**	**6.875%**	**8.0%**
Total capital + ACP	**10.75%**	**11.0%**	**11.5%**
Prudential adjustment deductions	**80%**	**100%**	**100%**

(1) Petition valid after of January 1st, 2019.

(2) $ACP_{Countercyclical}$ is triggered during the credit cycle expansion phase. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

(3) Calculation of $ACP_{Systemic}$ associates the systemic importance, represented by the institution's total exposure, to Gross Domestic Product (GDP).

III - Risk-Weighted Assets (RWA)

For assessing the minimum capital requirements, the RWA must be calculated by adding the following risk exposures:

$$RWA = RWA_{CPAD} + RWA_{MINT} + RWA_{OPAD}$$

	12/31/2018	12/31/2017
Credit risk (RWA_{CPAD})(1)	714,968,649	660,516,354
Market risk (RWA_{MINT})(2)	30,270,332	32,914,851
Operacional risk ($RWAP_{OPAD}$)(3)	72,833,292	63,276,519
Total risk-weighted assets	**818,072,273**	**756,707,724**

(1) Portion related to exposures to credit risk, calculated using the standardized approach;

(2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars nº 3,646 and nº 3,674;

(3) Portion related to capital required for operational risk, calculated based on the standardized approach.

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively:

Credit risk

	12/31/2018	12/31/2017
Marketable securities	40,275,550	45,629,423
Loan operations – Retail	124,356,449	114,141,186
Loan operations – Non-retail	256,957,970	240,814,547
Joint Liabilities - Retail	140,492	172,251
Joint Liabilities - Non-Retail	43,288,454	45,405,251
Loan commitments – Retail	33,871,034	31,057,682
Loan commitments – Non-retail	10,673,277	9,017,086
Derivatives – Future potential gain	4,193,025	5,457,462
Agency Transition	3,330,357	-
Other exposures	197,882,041	168,821,467
Total	**714,968,649**	**660,516,354**

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 170

Market Risk

	12/31/2018[1]	12/31/2017[1]
Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$)	**37,837,915**	**32,892,766**
Operations subject to interest rate variation	**30,286,017**	**31,076,008**
Fixed rate denominated in reais	2,025,961	6,118,736
Foreign exchange coupons	19,633,121	17,153,167
Price index coupon	8,626,934	7,804,105
Interest rate coupon	1	1
Operations subject to commodity price variation	**389,398**	**361,109**
Operations subject to stock price variation	**361,948**	**239,091**
Operations subject to risk exposures in gold, foreign currency and foreign	**6,800,552**	**1,216,558**
Minimum Market Risk Weighted Assets - Standard Aproach ($RWAM_{PAD}$) [1] (a)	**30,270,332**	**26,314,213**
Market Risk Weighted Assets calculated based on internal methodology (b)	**22,871,345**	**32,914,851**
Reduction of Market Risk Weighted Assets due to Internal Models Aproach (IMA)	**(7,567,583)**	**-**
Market Risk Weighted Assets (RWA_{MINT}) - maximum of (a) and (b)	**30,270,332**	**32,914,851**

(1) Calculated based on internal models, with maximum saving possibility of 20% of the standard model.

Operational Risk

	12/31/2018	12/31/2017
Operational Risk-Weighted Assets (RWA_{OPAD})	**72,833,292**	**63,276,519**
Retail	12,822,246	11,870,427
Commercial	26,214,251	24,857,050
Corporate finance	2,697,347	2,663,324
Negotiation and sales	11,736,501	7,433,500
Payments and settlements	8,281,707	7,532,335
Financial agent services	4,342,495	3,892,102
Asset management	6,714,978	5,009,943
Retail brokerage	23,767	17,838

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 171

IV – Capital adequacy

The Board of Directors is the body responsible for approving the capital management institutional policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, which purpose is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP – conducted with the base date December 2017 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to face all material risks, a significant capital surplus, thus assuring the institution's equity soundness.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, the institution maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

The Basel Ratio reached 18.0% at December 31, 2018, with a reduction of 0.8 p.p. as compared to December 31, 2017 mainly due to the payment of additional dividends related to the 2017 result.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus in relation to the minimum Referential Equity required in the amount of R$ 76,469,402, higher than the ACP of R$ 19,429,216, widely covered by the available capital.

	12/31/2018				12/31/2017			
	Amount		Ratio		Amount		Ratio	
	Required	Current	Required	Current	Required	Current	Required	Current
Common Equity Tier I	36,813,252	123,358,036	4.5%	15.1%	34,051,847	122,396,265	4.5%	16.2%
Additional Tier I Capital	-	7,796,428	-	-	-	57,062	-	-
Tier I (Common Equity Tier I + Additional Tier I Capital)	**49,084,336**	**131,154,464**	**6.0%**	**16.0%**	**45,402,463**	**122,453,327**	**6.0%**	**16.2%**
Tier II	-	15,873,671	-	-	-	**19,798,646**	-	-
Referential Equity (Tier I + Tier II)	**70,558,733**	**147,028,135**	**8.625%**	**18.0%**	**69,995,465**	**142,251,973**	**9.25%**	**18.8%**
Amount Required for Additional Common Equity Tier I (ACP)	19,429,216		2.375%		11,350,616		1.5%	

The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Referential Equity set forth by BACEN. At 12/31/2018, fixed assets ratio reached 25.9%, showing a surplus of R$ 35,447,166.

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores "Reports"/ Pillar 3 and Global Systemically Important Banks.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 172

Note 19 – Supplementary information

a) **Insurance policy -** ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b) **Foreign currency –** The balances in Reais linked to the foreign currencies were as follows:

	12/31/2018	12/31/2017
Permanent foreign investments	68,051,814	78,063,535
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(123,428,895)	(136,526,049)
Net foreign exchange position	**(55,377,081)**	**(58,462,514)**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) **Agreements for offsetting and settlement of liabilities within the scope of the National Financial System**

Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

d) **Acquisition of minority interest in Edenred Participações S.A.**

On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its controlled company ITAÚ UNIBANCO, entered into, with Edenred Participações S.A. (EDENRED) a strategic partnership in the benefit market to workers governed mainly by PAT – Worker's Meal Program. EDENRED is controlled by Ticket Serviços S.A. (TICKET) in Brazil.

The strategic partnership will enable ITAÚ UNIBANCO to add the benefits issued by TICKET to its current offer of products and services focused on clients of wholesale, medium, micro and small companies segments.

In addition, ITAÚ UNIBANCO will make a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the Bank's legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED's control and management.

The effective acquisitions and financial settlements will occur after the required regulatory approvals.

e) **Subsequent Event**

Issuance Perpetual Subordinated Financial

In January 2019, ITAÚ UNIBANCO HOLDING issued R$ 3.05 billion in Perpetual Subordinated Financial bills, in private negotiations with professional investors. The Financial Bills have repurchase option as from 2024, in addition to being eligible to compose the Supplementary Capital of Referential Equity of ITAÚ UNIBANCO HOLDING CONSOLIDATED, with an estimated impact of 0.4 p.p. in its Tier I Capitalization ratio. Both the repurchase and composition of capital are subject to authorization of the Central Bank of Brazil.

Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 | 173

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND SEMESTER OF 2018 The Audit Committee (Committee) is a statutory advisory body of the Board of Directors (Board), which functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six, independent members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (local acronym, BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, the technical internal audit activities and those of the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support areas, in addition to the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal controls and compliance activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and compliance of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for independently auditing the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal controls over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Risk Management, Business Continuity, Internal Controls and Compliance – Meetings were held with the areas responsible at which the Committee was informed about aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk management systems, about processes for Management to verify compliance with legal and regulatory provisihe ons and internal regulations, as well as about the evolution of the risk appetite governance and risk culture. During this period, a formal annual evaluation of the work carried out by the department responsible for operational risk management and internal controls was performed. Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 174 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Listed Company NIRE. 35300010230 SUMMARY OF THE AUDIT COMMITTEE REPORT SECOND SEMESTER OF 2018 The Audit Committee (Committee) is a statutory advisory body of the Board of Directors (Board), which functions in accordance with the provisions set forth in its Charter (available at https://www.itau.com.br/investor- relations). It currently consists of six, independent members, one of whom is a member of the Board, all elected in accordance with the criteria stipulated in the regulations of the National Monetary Council (CMN) and the National Council for Private Insurance (CNSP). The Committee is the sole Committee for the institutions authorized to function by the Central Bank of Brazil (local acronym, BACEN) and for the companies supervised by the Superintendence for Private Insurance (SUSEP), which are part of the Itaú Unibanco Financial Conglomerate, which encompasses Itaú Unibanco and its direct and indirect subsidiaries (Conglomerate). The Committee has responsibility to oversee internal control and risk management processes, the technical internal audit activities and those of the independent auditors of the Conglomerate. The oversight performed by the Committee is based on information received from Management, on presentations submitted by the different business and support areas, in addition to the results of the work undertaken by the independent auditors, internal audit and those responsible for risk and capital management, internal controls and compliance, as well as on its own analyses resulting from direct observation. Management is responsible for preparing the Conglomerate’s financial statements, and for establishing the procedures for ensuring the quality of the processes that give rise to the information used in preparing such statements and in generating financial reports. Management is also responsible for risk control and monitoring, overseeing the corporate internal controls and compliance activities and for ensuring compliance with legal and regulatory requirements. The mission of Internal Audit is to ascertain the quality and compliance of the internal control, risk and capital management systems, and compliance with defined policies and procedures, including those employed in preparing the accounting and financial reports. PricewaterhouseCoopers Auditores Independentes (PwC) is responsible for independently auditing the individual and consolidated financial statements, reporting whether these statements fairly represent, in all material aspects, the Conglomerate’s individual and consolidated financial position, and the individual and consolidated performance of its operations, in accordance with Brazilian accounting practices and with international accounting standards issued by the International Accounting Standards Board (IASB). It is also responsible for auditing the financial statements of the Prudential Conglomerate. The auditors must also issue an annual opinion as to the quality and efficacy of the internal controls over financial reporting. Activities of the Committee In fulfilling its duties, the Committee engaged in the following activities, among others, during the period: Risk Management, Business Continuity, Internal Controls and Compliance – Meetings were held with the areas responsible at which the Committee was informed about aspects involving the quality and effectiveness of the Conglomerate’s current internal control and risk management systems, about processes for Management to verify compliance with legal and regulatory provisihe ons and internal regulations, as well as about the evolution of the risk appetite governance and risk culture. During this period, a formal annual evaluation of the work carried out by the department responsible for operational risk management and internal controls was performed. Independent Auditor – There is a regular communication channel with the independent auditor for discussing the scope, planning and results of their work and significant accounting issues, allowing members to support their opinion about the integrity of the financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 174

Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal controls systems were presented and discussed with the Committee, which also accompanied the negotiation process involving the fees of the independent auditor, submitting its recommendation to the Board. Internal Audit – There were monthly meetings with the departments responsible for the internal audit of the wholesale and retail business, technology, operations and other support areas, including to monitor planning, the result of the work undertaken, the reports issued, conclusions and recommendations. The Committee reviewed and approved the proposals submitted by Internal Audit for changes in the organizational structure and the work approach, which were taken into consideration in preparing the internal audit planning for 2019, in response to the concepts of new regulatory standards and the evolution of the business in Brazil and overseas. As part of its responsibilities, the Committee undertook he annual formal performance appraisal of Internal Audit department. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the Management report and the report of the independent auditor were submitted by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing back office, and with the Finance area about significant accounting issues. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by Finance Department of the control environment over the process to implement IFRS 9 – Financial Instruments; in addition, meetings were held with the independent auditor and Financial Control Department at which the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of business and support areas to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended June 30, 2018. Regulators – The Committee was informed about the outcome of inspections and observations of the different regulators and about Management’s response. It also received information from Internal Audit and the Compliance area about the follow-up on the points raised by regulators in Brazil and overseas. Meetings with representatives of the Central Bank of Brazil were held during this period. Information Security, Anti-Money Laundering and Fraud Prevention – Meetings were held with the areas responsible for those matter in order to presenting the relevant indicators about the three risks and how the most relevant events were treated. Units outside Brazil – The Committee monitored the activities carried out by the audit committees of those units, including having meetings with Internal Audit about how the performance of those committees complies with the policies of the Holding. Several meetings were held during the period with executives of those units, as well as joint meetings with Internal Audit and with the Internal Controls and Operational Risk areas to get to know the control and risk management environment. Committee members visited several units to hold meetings with business and support areas, local audit committees, Internal Audit, Internal Control areas and representatives of local regulators. Members of the Committee sit on the audit committees of the overseas units as full members, or participate in meetings as observers or guests. Other activities undertaken in the period – In addition to the activities described above, meetings were held with various officers of business and support areas to monitor the internal control and risk management environment, including how the integrity and ethics policy is applied. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- Chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 175 Matters regarding the independent auditor’s assessment of the quality and adequacy of the internal controls systems were presented and discussed with the Committee, which also accompanied the negotiation process involving the fees of the independent auditor, submitting its recommendation to the Board. Internal Audit – There were monthly meetings with the departments responsible for the internal audit of the wholesale and retail business, technology, operations and other support areas, including to monitor planning, the result of the work undertaken, the reports issued, conclusions and recommendations. The Committee reviewed and approved the proposals submitted by Internal Audit for changes in the organizational structure and the work approach, which were taken into consideration in preparing the internal audit planning for 2019, in response to the concepts of new regulatory standards and the evolution of the business in Brazil and overseas. As part of its responsibilities, the Committee undertook he annual formal performance appraisal of Internal Audit department. Financial Statements – The significant criteria adopted in preparing the financial statements, as well as the notes thereto, the Management report and the report of the independent auditor were submitted by Management and the independent auditor to the Committee. Meetings were held with the officers responsible for monitoring the control environment of the accounting processing back office, and with the Finance area about significant accounting issues. The Committee also monitored the preparation and disclosure of the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), including the assessment undertaken by Finance Department of the control environment over the process to implement IFRS 9 – Financial Instruments; in addition, meetings were held with the independent auditor and Financial Control Department at which the financial statements of the Prudential Conglomerate were presented. Consumer Issues – Meetings were held with the officers of business and support areas to monitor the control environment and the progress of issues affecting customers. The Committee analyzed the Ombudsman’s report on its performance for the period ended June 30, 2018. Regulators – The Committee was informed about the outcome of inspections and observations of the different regulators and about Management’s response. It also received information from Internal Audit and the Compliance area about the follow-up on the points raised by regulators in Brazil and overseas. Meetings with representatives of the Central Bank of Brazil were held during this period. Information Security, Anti-Money Laundering and Fraud Prevention – Meetings were held with the areas responsible for those matter in order to presenting the relevant indicators about the three risks and how the most relevant events were treated. Units outside Brazil – The Committee monitored the activities carried out by the audit committees of those units, including having meetings with Internal Audit about how the performance of those committees complies with the policies of the Holding. Several meetings were held during the period with executives of those units, as well as joint meetings with Internal Audit and with the Internal Controls and Operational Risk areas to get to know the control and risk management environment. Committee members visited several units to hold meetings with business and support areas, local audit committees, Internal Audit, Internal Control areas and representatives of local regulators. Members of the Committee sit on the audit committees of the overseas units as full members, or participate in meetings as observers or guests. Other activities undertaken in the period – In addition to the activities described above, meetings were held with various officers of business and support areas to monitor the internal control and risk management environment, including how the integrity and ethics policy is applied. The Committee submitted monthly reports of its activities to the Board and held quarterly meetings with the Co- Chairmen of the Board and the CEO of Itaú Unibanco Holding S.A. to discuss key issues arising from the performance of their duties. The Committee also met with the Fiscal Council. Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 175

To undertake the activities and perform the procedures described above, the Committee convened on 25 days between July 31, 2018 and February 1, 2019, totaling 133 meetings duly documented in minutes. In 2018, Committee members participated in training activities, seminars and update programs on issues related to their activities. During this period, the Committee carried out its annual self-appraisal. While carrying out its activities, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: · The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and · The volume and quality of the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, are satisfactory, no situation having been identified that could impair the objectivity and independence of the independent auditor. Based on the work and the assessments undertaken, and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and for the six-month period ended December 31, 2018. São Paulo, February 4, 2019. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 176 To undertake the activities and perform the procedures described above, the Committee convened on 25 days between July 31, 2018 and February 1, 2019, totaling 133 meetings duly documented in minutes. In 2018, Committee members participated in training activities, seminars and update programs on issues related to their activities. During this period, the Committee carried out its annual self-appraisal. While carrying out its activities, the Committee was not notified of any incidents of fraud or non-compliance with legal and regulatory standards that could jeopardize the continuity of the Conglomerate. Conclusions Having duly considered its responsibilities and the natural limitations arising from the scope of its duties, and based on the activities undertaken in the period, the Committee concludes that: · The internal control systems, compliance policy and the risk and capital management structures are appropriate for the size and complexity of the Conglomerate and the approved risk appetite; · The coverage and quality of the Internal Audit work are satisfactory; · The significant accounting practices adopted by the Conglomerate are in line with those adopted in Brazil, including those required by the Central Bank of Brazil, and with the international accounting standards issued by the International Accounting Standards Board (IASB); and · The volume and quality of the information provided by PricewaterhouseCoopers Auditores Independentes (PwC), on which the Committee bases its recommendations on the financial statements, are satisfactory, no situation having been identified that could impair the objectivity and independence of the independent auditor. Based on the work and the assessments undertaken, and taking into account the context and limitation of its duties, the Committee recommends that the Board of Directors approve the consolidated financial statements of Itaú Unibanco Holding S.A. for the year and for the six-month period ended December 31, 2018. São Paulo, February 4, 2019. Audit Committee Gustavo Jorge Laboissière Loyola – Chairman Antonio Carlos Barbosa de Oliveira Antonio Francisco de Lima Neto Diego Fresco Gutierrez Maria Helena dos Santos Fernandes de Santana Rogério Paulo Calderón Peres Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 176

ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2018 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), February 04, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA CARLOS ROBERTO DE ALBUQUERQUE SÁ Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 177 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230 OPINION OF THE FISCAL COUNCIL The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the fiscal year ended December 31, 2018 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders. São Paulo (SP), February 04, 2019. JOSÉ CARUSO CRUZ HENRIQUES President ALKIMAR RIBEIRO MOURA CARLOS ROBERTO DE ALBUQUERQUE SÁ Member Member Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 177

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for 2018; b) read, discussed and agree with the Company’s financial statements for 2018 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), February 4, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 178 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 DECLARATION The Officers responsible for the preparation of the financial statements, in compliance with the provisions in Article 29, paragraph 1, item II, and Article 25, paragraph 1, items V and VI, of Instruction No. 480/2009 of the Brazilian Securities and Exchange Commission (CVM), declare that they: a) read, discussed e agree with the opinions expressed in the independent auditor’s report on the Company’s financial statements for 2018; b) read, discussed and agree with the Company’s financial statements for 2018 and with the Management Discussion and Analysis (MD&A) Report. São Paulo (SP), February 4, 2019. MILTON MALUHY FILHO ALEXSANDRO BROEDEL LOPES Vice President Executive Director Itaú Unibanco Holding S.A. – Complete Financial Statements – December 31, 2018 178

www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at December 31, 2018 and independent auditor's report www.pwc.com.br (A free translation of the original in Portuguese) Itaú Unibanco Holding S.A. Parent company and consolidated financial statements at December 31, 2018 and independent auditor's report

(A free translation of the original in Portuguese) Independent auditor's report on the parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ( Bank ), which comprise the balance sheet as at December 31, 2018 and the statements of income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ), which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2018, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the current semester and year end. Matters These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our Why it is a opinion thereon, and we do not provide a separate opinion on Key Audit these matters. Matter How the matter was addressed PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br (A free translation of the original in Portuguese) Independent auditor's report on the parent company and consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying parent company financial statements of Itaú Unibanco Holding S.A. ( Bank ), which comprise the balance sheet as at December 31, 2018 and the statements of income, changes in stockholders' equity and cash flows for the six-month period and year then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries ( Consolidated ), which comprise the consolidated balance sheet as at December 31, 2018 and the consolidated statements of income and cash flows for the six-month period and year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2018, and the individual financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period and year then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Parent Company and Consolidated Financial Statements section of our report. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant's Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the current semester and year end. Matters These matters were addressed in the context of our audit of the parent company and consolidated financial statements as a whole, and in forming our Why it is a opinion thereon, and we do not provide a separate opinion on Key Audit these matters. Matter How the matter was addressed PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Our audit for the year ended December 31, 2018 was planned and executed considering that the operations of the Bank and the Consolidated did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the year ended December 31, 2017. Why it is a Key Audit Matter How the matter was addressed in the audit Allowance for loan and lease losses (Notes 3(f) and 6) The calculation of the allowance for loan and Our audit procedures consider, among others: lease losses is subject to management's judgment. Tests of the design and effectiveness of the The identification of situations relating to the main controls used to calculate the allowance recoverable value of receivables and the for loan and lease losses, including: (i) totality determination of the allowance for loan and lease and integrity of the database; (ii) models and losses is a process that involves a number of assumptions adopted by management to assumptions and factors, including the determine the recoverable value of the credit counterparty's financial condition, the expected portfolio; (iii) monitoring and valuation of future cash flows, the estimated amounts of guarantees; (iv) identification, approval, and recovery and realization of guarantees. monitoring of renegotiated transactions; and (v) processes established by management The utilization of different modeling techniques to meet the assumptions and the standards of and assumptions could result in a materially the Brazilian Central Bank (BACEN) and different estimate of recoverable amounts. National Monetary Council (CMN) as well as Furthermore, managing the credit risk is complex the disclosures in notes to the financial and depends on the completeness and integrity of statements. the related database, as well as managing credit risk, including guarantees and renegotiations, are For the individually calculated allowance for important aspects on determining the allowance loan and lease losses, we tested the relevant for loan and lease losses. assumptions adopted to identify the impairment and the resulting rating of the Considering the matters mentioned above, this debtors, as well as the expected future cash area continued to be an area of focus during flows, underlying guarantees, and the the audit. estimates of recovery of overdue receivables. For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods. We tested the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are appropriate and consistent, in all material respects, in the context of the financial statements. Itaú Unibanco Holding S.A. Our audit for the year ended December 31, 2018 was planned and executed considering that the operations of the Bank and the Consolidated did not present significant modifications in relation to the previous year. In this context, the Key Audit Matters, as well as our audit approach, have remained substantially in line with those of the year ended December 31, 2017. Why it is a Key Audit Matter How the matter was addressed in the audit Allowance for loan and lease losses (Notes 3(f) and 6) The calculation of the allowance for loan and Our audit procedures consider, among others: lease losses is subject to management's judgment. Tests of the design and effectiveness of the The identification of situations relating to the main controls used to calculate the allowance recoverable value of receivables and the for loan and lease losses, including: (i) totality determination of the allowance for loan and lease and integrity of the database; (ii) models and losses is a process that involves a number of assumptions adopted by management to assumptions and factors, including the determine the recoverable value of the credit counterparty's financial condition, the expected portfolio; (iii) monitoring and valuation of future cash flows, the estimated amounts of guarantees; (iv) identification, approval, and recovery and realization of guarantees. monitoring of renegotiated transactions; and (v) processes established by management The utilization of different modeling techniques to meet the assumptions and the standards of and assumptions could result in a materially the Brazilian Central Bank (BACEN) and different estimate of recoverable amounts. National Monetary Council (CMN) as well as Furthermore, managing the credit risk is complex the disclosures in notes to the financial and depends on the completeness and integrity of statements. the related database, as well as managing credit risk, including guarantees and renegotiations, are For the individually calculated allowance for important aspects on determining the allowance loan and lease losses, we tested the relevant for loan and lease losses. assumptions adopted to identify the impairment and the resulting rating of the Considering the matters mentioned above, this debtors, as well as the expected future cash area continued to be an area of focus during flows, underlying guarantees, and the the audit. estimates of recovery of overdue receivables. For the allowance for loan losses calculated on a collective basis (retail segment), we tested the underlying models, including the model approval process and the validation of the assumptions used to determine the loss and recovery estimates, as well as the consistency of the models with those applied in previous periods. We tested the adequacy of the inputs for these models, and, when available, compared the data and assumptions used with market information. We believe that the criteria and assumptions adopted by Management in determining and recording the allowance for loan losses are appropriate and consistent, in all material respects, in the context of the financial statements.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
Measurement of the fair value of financial instruments with little liquidity and without active market- (Notes 3(c), 3(d) and 5)	
The fair value measurement of financial instruments with little liquidity and without an active market requires subjectivity, considering that it depends on valuation techniques based on internal models that involve management's assumptions for their valuation. In addition, management of market risk is complex, especially during periods of high volatility and when observable market prices or parameters are not available. These financial instruments are substantially comprised of investments in securities issued by companies and derivative contracts. This continues as an area of focus of our audit since the utilization of different valuation techniques and assumptions could lead to materially different fair value estimates.	Our audit procedures consider, among others: • Testes of the design and the effectiveness of the main controls established for the fair valuation of these financial instruments, as well as the approval of models and related disclosures. • We analyzed the main methodologies used to fair value these financial instruments and the assumptions adopted by management by comparing them with independent methodologies and assumptions. We reperformed, on a sampling basis, the fair valuation of certain operations and compared the assumptions and methodologies used by management with our knowledge about fair valuation practices, which are commonly adopted as well as evaluated the consistency of these methodologies with the ones applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments are appropriate and consistent with the information disclosed in the financial statements.
Information technology environment	
Itaú Unibanco Holding S.A. and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the Bank's business evolution and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. Due to the history of acquisitions and size of the operations of the Bank, the technology structure is comprised of more than one technology environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that	As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. In addition, we performed procedures that involved combining relevant control tests and, when necessary, tests of compensating controls, as well as the performance of tests related to the information security, including the access management control and the segregation of duties. The audit procedures applied resulted in appropriate evidence that was considered in

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	determining the nature, timing and extent of other audit procedures. We believe that the processes and controls of the information technology environment have provided a satisfactory basis to be used in the results of our audit of the financial statements.
Deferred tax assets (Note 11(b))	
The deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution are recorded to the extent management considers probable that Itaú Unibanco Holding S.A. and its subsidiaries will generate future taxable profits. The projection of the future taxable profits takes into account a number of subjective assumptions established by management. We considered this an area of focus in our audit again, since the amounts involved are relevant and because using different assumptions in the projection of the future taxable profit could materially modify the expected periods for realization of tax assets, thus affecting the accounting records.	We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets and the recording of such credits in accordance with the accounting standards and specific requirements of BACEN and CMN, including the necessity of analysis of the perspectives for the realization of these assets, via projections of future taxable profits, for each of the institutions which comprise the Consolidated. We tested the design and the effectiveness of the main controls over the respective disclosures, as well as we compared the critical assumptions used to the projection of the future results with macroeconomic information disclosed by the market and with the historical data, in order to support the consistency of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of tax credits are appropriate and consistent with the disclosures in the notes to the financial statements.
Realization of amounts recorded on intangible assets (Notes 3(k) and 12(bII))	
The balances of intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-	We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the assumptions and critical judgments used by Management.

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
generating unit or group of cash-generating units requires the application of judgment as well as estimates by management. We continue to consider this as an area of audit focus due to: (i) projection of future results, for which the use of different assumptions can significantly modify the perspective of realization of these assets and the possible need to record impairment with consequent impact on the financial statements and (ii) the relevance of intangible assets arising from the acquisition of Itaú Corpbanca.	With the support of our specialists, we tested management´s projections and assumptions used to test the recoverable amount of intangible assets, focusing on the most representative cases, such as intangible assets arising from the acquisition of Itaú Corpbanca, in order to corroborate the reasonableness of these realization estimates. We believe that the assumptions adopted by Management to evaluate the realization of intangible assets are reasonable considering the available observable and internal data, as well as the disclosures in the notes to the financial statements are consistent with the information obtained.
Provision for contingent liabilities (Notes 3(n) and 9)	
Itaú Unibanco Holding S.A. and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. In certain situations, the legislation allows taxpayers to settle certain tax proceedings in advance by decreasing or eliminating related interest rates and fines. Civil and labor legislation also permits that agreements are made to settle proceedings in advance. In addition, in 2017, a labor reform was approved and an agreement instrument for the termination of civil legal proceedings related to economic plans was signed. During the current year, management started the process of signing agreements related to economic plans with customers and consequently the payment of resources. It should be noted that, among other things, the aspects used to establish the likelihood of a loss	We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. Civil and labor proceedings are divided on a group basis and on an individualized basis. Proceedings considered under a group basis are quantified based on internal models and are revalued considering the judicial decisions on the related matters. Regarding the individualized proceedings, the calculation is made periodically based on the determination of the amount of the request and on the likelihood of a loss, which is estimated according to the characteristics, in fact or in law, related to each sentence in particular. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit attributed to each proceeding are subjective provision for contingent liabilities, as well as the and the evolution of the jurisprudence over certain information disclosed in the financial statements, litigations are not always uniform. are appropriate. In this context, we consider that this subject requires audit focus. Others matters Statements of value added The parent company and consolidated statements of value added for the six-month period and year then ended on December 31, 2018, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, Statement of Value Added . In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Itaú Unibanco Holding S.A. Why it is a Key Audit Matter How the matter was addressed in the audit attributed to each proceeding are subjective provision for contingent liabilities, as well as the and the evolution of the jurisprudence over certain information disclosed in the financial statements, litigations are not always uniform. are appropriate. In this context, we consider that this subject requires audit focus. Others matters Statements of value added The parent company and consolidated statements of value added for the six-month period and year then ended on December 31, 2018, prepared under the responsibility of the Bank's management, which presentation is required by the Brazilian Corporate Law for listed companies and treated as supplementary information for purposes of BACEN, were submitted to audit procedures performed in conjunction with the audit of the financial statements. For the purposes of forming our opinion, we evaluated whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09, Statement of Value Added . In our opinion, these statements of value added have been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and are consistent with the parent company and consolidated financial statements taken as a whole. Other information accompanying the parent company and consolidated financial statements and the auditor's report The Bank's management is responsible for the other information which comprise the Management Report and the Management Discussion and Analysis Report. Our opinion on the parent company and consolidated financial statements does not cover the Management Report or the Management Discussion and Analysis Report, and we do not express any form of audit conclusion thereon. In connection with the audit of the parent company and consolidated financial statements, our responsibility is to read the Management Report and the Management Discussion and Analysis Report and, in doing so, consider whether these reports are materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report or in the Management Discussion and Analysis Report, we are required to report that fact. We have nothing to report in this regard. Responsibilities of management and those charged with governance for the parent company and consolidated financial statements Management is responsible for the preparation and fair presentation of the parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by BACEN, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Itaú Unibanco Holding S.A. In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns. Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. Itaú Unibanco Holding S.A. In preparing the parent company and consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so. Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process. Auditor's responsibilities for the audit of the parent company and consolidated financial statements Our objectives are to obtain reasonable assurance about whether the parent company or the consolidated financial statements, as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: Identify and assess the risks of material misstatement of the parent company and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the parent company and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns. Evaluate the overall presentation, structure and content of the parent company and consolidated financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the parent company and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

Itaú Unibanco Holding S.A. We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6 Itaú Unibanco Holding S.A. We communicate with those charged with governance (Audit Committee and Management) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and that we communicated to them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company and consolidated financial statements of the current year and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, February 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Washington Luiz Pereira Cavalcanti Contador CRC 1SP172940/O-6